As filed with the Securities and Exchange Commission on August 27, 2014

Registration No. 333-[            ]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Albemarle Corporation

(Exact name of Registrant as specified in its charter)

Virginia	2821	54-1692118
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

451 Florida Street

Baton Rouge, Louisiana 70801

225-388-8011

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Karen G. Narwold, Esq.

Senior Vice President, General Counsel and Corporate Secretary

Albemarle Corporation

451 Florida Street

Baton Rouge, Louisiana 70801

225-388-8011

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:

John A. Marzulli, Jr., Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 212-848-4000	Thomas J. Riordan, Esq. Executive Vice President & Chief Administrative Officer Rockwood Holdings, Inc. 100 Overlook Center Princeton, New Jersey 08540 609-514-0300	Brian M. Stadler, Esq. Roxane F. Reardon, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 212-455-2000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable following the effectiveness of this Registration Statement and the completion of the merger described in the enclosed joint proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Common stock, par value $0.01 per share	34,808,789(1)	Not Applicable	$2,087,947,505(2)	$268,928(3)

(1)	Based on the maximum number of shares of common stock, par value $0.01 per share (“Albemarle Common Shares”), of the Registrant estimated to be issued in connection with the merger. This number is based on the product of (a) the sum of (i) 71,239,946, the aggregate number of shares of common stock, par value $0.01 per share (“Rockwood Common Shares”), of Rockwood Holdings, Inc. (“Rockwood”), outstanding as of July 10, 2014 (other than Rockwood Common Shares held in the treasury of Rockwood or owned by the Registrant or any wholly-owned subsidiary of the Registrant or Rockwood), (ii) 659,979, the aggregate number of Rockwood Common Shares issuable pursuant to the exercise of stock options outstanding as of July 10, 2014, and (iii) 573,088, the aggregate number of Rockwood Common Shares subject to outstanding Rockwood restricted stock units (assuming target performance levels are achieved), and (b) an exchange ratio of 0.4803 of an Albemarle Common Share for each Rockwood Common Share.
(2)	Pursuant to Rules 457(f)(1), 457(f)(3) and 457(c) under the Securities Act and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is an amount equal to (a) $5,758,705,612.98, calculated as the product of (i) 72,473,013 Rockwood Common Shares, the maximum number of Rockwood Common Shares that may be canceled in the merger and exchanged for Albemarle Common Shares (calculated as in subsection (a) of note (1) above), and (ii) $79.46, the average of the high and low trading prices of Rockwood Common Shares on August 21, 2014, minus (b) $3,670,758,108.45, the estimated aggregate amount of cash to be paid by the Registrant to Rockwood shareholders in the merger, calculated as the product of (i) 72,473,013 Rockwood Common Shares, the maximum number of Rockwood Common Shares that may be canceled in the merger and exchanged for Albemarle Common Shares (calculated as in subsection (a) of note (1) above), and (ii) $50.65, the cash portion of the merger consideration.
(3)	Calculated pursuant to Rule 457 of the Securities Act by multiplying the proposed maximum aggregate offering price of securities to be registered by 0.0001288.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this document is not complete and may be changed. Albemarle Corporation may not sell the securities offered by this document until the registration statement filed with the Securities and Exchange Commission is effective. This document is not an offer to sell these securities, and Albemarle Corporation is not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED AUGUST 27, 2014

JOINT PROXY STATEMENT/PROSPECTUS

Dear Shareholders:

We are pleased to report that Albemarle Corporation (which we refer to as Albemarle) and Rockwood Holdings, Inc. (which we refer to as Rockwood) have entered into an agreement and plan of merger (which we refer to as the merger agreement) pursuant to which Albemarle Holdings Corporation, a wholly-owned subsidiary of Albemarle (which we refer to as Merger Sub), will merge with and into Rockwood and Rockwood will become a wholly-owned subsidiary of Albemarle (which we refer to as the merger).

In the merger, each outstanding share of Rockwood common stock (other than shares owned, directly or indirectly, by Albemarle, Merger Sub or Rockwood and shares with respect to which appraisal rights are properly exercised and not withdrawn) will be converted into the right to receive the following (which we refer to collectively as the merger consideration):

•	$50.65 in cash, without interest; and

•	0.4803 of a share of Albemarle common stock.

Albemarle intends to apply to list the shares of Albemarle common stock to be issued in the merger on the New York Stock Exchange where, subject to official notice of issuance, they will trade under the symbol “ALB,” under which existing shares of Albemarle common stock already trade. Based on the number of shares of Rockwood common stock outstanding and the number of shares of Rockwood common stock issuable pursuant to outstanding Rockwood stock options and restricted stock units, in each case as of August 27, 2014, the total number of shares of Albemarle common stock expected to be issued in connection with the merger is approximately 34.8 million.

Before the merger can be completed, the shareholders of Albemarle must vote to approve the issuance of shares of Albemarle common stock to shareholders of Rockwood on the terms and conditions set out in the merger agreement and the shareholders of Rockwood must vote to adopt the merger agreement. Albemarle and Rockwood are sending you this joint proxy statement/prospectus to ask you to vote in favor of these matters.

Albemarle will hold a special meeting of its shareholders on [DATE] at the time and place indicated in the enclosed notice of special meeting to Albemarle shareholders to consider and vote on (i) the issuance of the shares of Albemarle common stock and (ii) a proposal to adjourn the Albemarle special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the meeting to approve the issuance of the shares of Albemarle common stock.

Rockwood will hold a special meeting of its shareholders on [DATE] at the time and place indicated in the enclosed notice of special meeting to Rockwood shareholders to consider and vote on (i) the adoption of the merger agreement, (ii) a non-binding, advisory proposal to approve the compensation that may be paid or become payable to Rockwood’s named executive officers in connection with the merger and (iii) a proposal to adjourn the Rockwood special meeting, if necessary or appropriate, including to solicit additional proxies if there are not sufficient votes at the time of the meeting to adopt the merger agreement.

The receipt of the merger consideration in exchange for Rockwood common stock pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes and may also be taxable under state, local and non-U.S. income and other tax laws. We encourage shareholders of Rockwood to read the discussion of the material U.S. tax considerations of the merger in this joint proxy statement/prospectus under the caption “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 94.

YOUR VOTE IS VERY IMPORTANT. We cannot complete the merger unless both (i) Albemarle shareholders approve the issuance of the shares of Albemarle common stock and (ii) Rockwood shareholders adopt the merger agreement. Whether or not you plan to attend your special meeting, please take the time to submit your proxy by completing, signing, dating and returning the accompanying proxy card or by appointing your proxy by telephone or via the Internet as soon as possible. If you hold your shares in “street name,” you should instruct your bank, broker or other nominee how to vote in accordance with the voting instruction form you receive from your bank, broker or other nominee. Returning the proxy card does NOT deprive you of your right to attend your special meeting and to vote your shares in person.

This joint proxy statement/prospectus provides detailed information concerning the merger, the merger agreement and the proposals to be considered at the special meetings. Additional information regarding Albemarle and Rockwood has been filed with the Securities and Exchange Commission and is publicly available. We encourage you to read carefully this entire joint proxy statement/prospectus, including all of its annexes, the section entitled “Risk Factors” beginning on page 25 and the documents incorporated by reference herein.

We enthusiastically support the proposed combination of Albemarle and Rockwood. The Albemarle board of directors unanimously (excluding one director who recused herself) approved the merger agreement and the issuance of shares of Albemarle common stock and declared their advisability and recommends that Albemarle shareholders vote “FOR” the issuance of the shares of Albemarle common stock. The Rockwood board of directors unanimously approved the merger agreement and the consummation of the merger and declared the merger agreement advisable and recommends that Rockwood shareholders vote “FOR” the adoption of the merger agreement.

Luther C. Kissam IV	Robert J. Zatta
President and Chief Executive Officer Albemarle Corporation	Acting Chief Executive Officer and Chief Financial Officer Rockwood Holdings, Inc.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved any of the transactions described in this joint proxy statement/prospectus or the shares of Albemarle common stock to be issued by Albemarle under this document or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated [DATE] and is first being mailed to

Albemarle shareholders and Rockwood shareholders on or about [DATE].

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates by reference important business and financial information about Albemarle and Rockwood from documents that are not included in or delivered with this joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Albemarle Corporation	Rockwood Holdings, Inc.
451 Florida Street	100 Overlook Center
Baton Rouge, Louisiana 70801	Princeton, New Jersey 08540
Attention: Investor Relations	Attention: Investor Relations
Telephone: 225-388-7322	Telephone: 609-524-1101

If you would like to request documents, please do so by [DATE] in order to receive them before the Albemarle special meeting or Rockwood special meeting, as applicable.

For more information, see “Where You Can Find More Information” beginning on page 167.

You should rely only on the information contained in, or incorporated by reference into, this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated [DATE]. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than such date. You should also not assume that the information incorporated by reference in this joint proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this joint proxy statement/prospectus to Albemarle shareholders or Rockwood shareholders nor the issuance of shares of Albemarle common stock in connection with the merger will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction, to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON [DATE]

[DATE]

To the shareholders of Albemarle Corporation:

NOTICE IS HEREBY GIVEN of a special meeting of the shareholders of Albemarle Corporation (which we refer to as Albemarle) to be held on [DATE] at [TIME], local time, at Albemarle’s offices located at 451 Florida Street, Baton Rouge, Louisiana 70801, for the following purposes:

1.	To consider and vote upon a proposal to approve the issuance of shares of Albemarle common stock (which we refer to as the Albemarle share issuance) to shareholders of Rockwood Holdings, Inc. (which we refer to as Rockwood) on the terms and conditions set out in an agreement and plan of merger dated as of July 15, 2014, as it may be amended from time to time (which we refer to as the merger agreement), among Albemarle, Albemarle Holdings Corporation and Rockwood.

2.	To consider and vote upon a proposal to adjourn the special meeting, if necessary or appropriate, including to permit further solicitation of proxies if there are not sufficient votes at the time of the Albemarle special meeting to approve the Albemarle share issuance (which we refer to as the Albemarle adjournment proposal).

[TIME] on [DATE] is the record date for determining which shareholders are entitled to notice of, and to vote at, the special meeting and at any subsequent adjournments or postponements thereof.

We cannot complete the merger unless the Albemarle share issuance is approved by a majority of the votes cast on the Albemarle share issuance at the Albemarle special meeting (assuming a quorum is present). The joint proxy statement/prospectus accompanying this notice explains the merger, the merger agreement and the proposals to be considered at the special meeting. Please review the joint proxy statement/prospectus carefully.

The Albemarle board of directors unanimously (excluding one director who recused herself) approved the merger agreement and the Albemarle share issuance and declared their advisability and recommends that Albemarle shareholders vote “FOR” the Albemarle share issuance.

Your vote is important. Whether or not you plan to attend the special meeting, please complete, sign, date and mail the enclosed proxy card in the postage-paid envelope provided at your earliest convenience. You may also submit a proxy by telephone or via the Internet by following the instructions printed on your proxy card. If you hold your shares through a bank, broker or other nominee, you should direct the vote of your shares in accordance with the voting instruction form received from your bank, broker or other nominee.

If you have any questions or need assistance with voting, please contact our proxy solicitor, Georgeson, toll-free at 888-505-6583.

If you plan to attend the special meeting, you will be required to bring certain documents with you to be admitted to the meeting. Please read carefully the sections in the joint proxy statement/prospectus regarding attending and voting at the special meeting to ensure that you comply with these requirements.

By Order of the Board of Directors,

Karen G. Narwold
Secretary

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON [DATE]

[DATE]

To the shareholders of Rockwood Holdings, Inc.:

NOTICE IS HEREBY GIVEN of a special meeting of the shareholders of Rockwood Holdings, Inc. (which we refer to as Rockwood) to be held on [DATE] at [TIME], local time, at Rockwood’s offices located at 100 Overlook Center, Princeton, New Jersey 08540, for the following purposes:

1.	To consider and vote upon a proposal to adopt an agreement and plan of merger dated as of July 15, 2014, as it may be amended from time to time (which we refer to as the merger agreement), among Albemarle Corporation (which we refer to as Albemarle), Albemarle Holdings Corporation, a wholly-owned subsidiary of Albemarle (which we refer to as Merger Sub), and Rockwood, pursuant to which, among other things, Merger Sub will merge with and into Rockwood, Rockwood will become a wholly-owned subsidiary of Albemarle, and each outstanding share of Rockwood common stock (other than shares owned directly or indirectly by Albemarle, Merger Sub or Rockwood and shares with respect to which appraisal rights are properly exercised and not withdrawn) will be converted into the right to receive the following (which we refer to collectively as the merger consideration): (a) $50.65 in cash, without interest; and (b) 0.4803 of a share of Albemarle common stock.

2.	To consider and vote upon a proposal to approve, on an advisory non-binding basis, the compensation that may be paid or become payable to Rockwood’s named executive officers in connection with the merger (which we refer to as the Rockwood merger-related compensation proposal).

3.	To consider and vote upon a proposal to adjourn the special meeting, if necessary or appropriate, including to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to adopt the merger agreement (which we refer to as the Rockwood adjournment proposal).

[TIME] on [DATE] is the record date for determining which shareholders are entitled to notice of, and to vote at, the special meeting and at any subsequent adjournments or postponements thereof.

We cannot complete the merger unless the merger agreement is adopted by the affirmative vote of the holders of a majority of the shares of Rockwood common stock outstanding on the record date for the special meeting and entitled to vote thereon. The joint proxy statement/prospectus accompanying this notice explains the merger, the merger agreement and the proposals to be considered at the special meeting. Please review the joint proxy statement/prospectus carefully.

The Rockwood board of directors unanimously approved the merger agreement and the consummation of the merger and declared the merger agreement advisable and recommends that Rockwood shareholders vote “FOR” the adoption of the merger agreement.

Your vote is important. Whether or not you plan to attend the special meeting, please complete, sign, date and mail the enclosed proxy card in the postage-paid envelope provided at your earliest convenience. You may also submit a proxy by telephone or via the Internet by following the instructions printed on your proxy card. If you hold your shares through a bank, broker or other nominee, you should direct the vote of your shares in accordance with the voting instruction form received from your bank, broker or other nominee.

If you have any questions or need assistance with voting, please contact our proxy solicitor, Innisfree M&A Incorporated, toll-free at 877-750-9498 (banks and brokers may call collect at 212-750-5833).

Please do not send any stock certificates at this time.

If you plan to attend the special meeting, you will be required to bring certain documents with you to be admitted to the meeting. Please read carefully the sections in the joint proxy statement/prospectus regarding attending and voting at the special meeting to ensure that you comply with these requirements.

By Order of the Board of Directors,

Thomas J. Riordan
Executive Vice President and Chief Administrative Officer and Corporate Secretary

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETINGS

The following questions and answers are intended to address briefly some commonly asked questions regarding the merger and the special meetings. These questions and answers only highlight some of the information contained in this joint proxy statement/prospectus and may not contain all the information that is important to you. You should read carefully this entire joint proxy statement/prospectus, including the Annexes and the documents incorporated by reference into this joint proxy statement/prospectus, to understand fully the proposed merger and the voting procedures for the special meetings. See “Where You Can Find More Information” beginning on page 167.

Q1:	Why am I receiving this joint proxy statement/prospectus?

A:	You are receiving this joint proxy statement/prospectus in connection with the proposed acquisition of Rockwood Holdings, Inc. (which we refer to in this joint proxy statement/prospectus as Rockwood) by Albemarle Corporation (which we refer to in this joint proxy statement/prospectus as Albemarle). The proposed acquisition is contemplated by an agreement and plan of merger dated as of July 15, 2014, as it may be amended from time to time (which we refer to in this joint proxy statement/prospectus as the merger agreement), entered into among Albemarle, Albemarle Holdings Corporation (which we refer to in this joint proxy statement/prospectus as Merger Sub) and Rockwood.

In order to complete the transactions contemplated by the merger agreement, the shareholders of Albemarle must approve the issuance of shares of Albemarle common stock as part of the merger consideration paid to shareholders of Rockwood pursuant to the merger agreement (which we refer to in this joint proxy statement/prospectus as the Albemarle share issuance) and the shareholders of Rockwood must adopt the merger agreement. Albemarle and Rockwood will hold separate special meetings of their shareholders to obtain the required approvals, and you are receiving this joint proxy statement/prospectus in connection with those special meetings. For a summary of certain provisions of the merger agreement, see the section entitled “The Merger Agreement” beginning on page 110. In addition, a copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A. We urge you to read carefully this joint proxy statement/prospectus and the merger agreement in their entirety.

Q2:	What are Albemarle shareholders being asked to vote on and how many votes are required?

A:	Albemarle shareholders are being asked to vote to:

•	approve the Albemarle share issuance, which requires approval by a majority of the votes of shares of common stock, par value $0.01 per share, of Albemarle (which we refer to in this joint proxy statement/prospectus as Albemarle common stock) cast (in person or by proxy) on the Albemarle share issuance at the Albemarle special meeting (assuming a quorum is present); and

•	approve the Albemarle adjournment proposal, if necessary or appropriate, which requires that the votes cast favoring the Albemarle adjournment proposal exceed the votes cast opposing the Albemarle adjournment proposal at the Albemarle special meeting (whether or not a quorum is present).

Q3:	What are Rockwood shareholders being asked to vote on and how many votes are required?

A:	Rockwood shareholders are being asked to vote to:

•	adopt the merger agreement, which requires the affirmative vote of the holders of a majority of the shares of common stock, par value $0.01 per share, of Rockwood (which we refer to in this joint proxy statement/prospectus as Rockwood common stock) that are outstanding as of the record date for the Rockwood special meeting and entitled to vote on the adoption of the merger agreement (whether or not present) at the Rockwood special meeting;

•	approve, on an advisory non-binding basis, the Rockwood merger-related compensation proposal, which requires the affirmative vote of holders of a majority of the shares of Rockwood common stock present (in person or by proxy) and entitled to vote on the proposal at the Rockwood special meeting (assuming a quorum is present); and

•	approve the Rockwood adjournment proposal, if necessary or appropriate, which requires the affirmative vote of holders of a majority of the shares of Rockwood common stock present (in person or by proxy) and entitled to vote on the proposal at the Rockwood special meeting (assuming a quorum is present).

Q4:	What will Rockwood shareholders receive in the merger?

A:	At the effective time of the merger, each share of Rockwood common stock (other than Rockwood excluded shares, as described below) will be converted into the right to receive the following (which we collectively refer to in this joint proxy statement/prospectus as the merger consideration):

•	$50.65 in cash, without interest; and

•	0.4803 of a share of Albemarle common stock (which we refer to in this joint proxy statement/prospectus as the exchange ratio).

Shares of Rockwood common stock owned by Rockwood as treasury stock or that are owned, directly or indirectly, by Albemarle, Merger Sub or Rockwood (other than shares held by any wholly-owned subsidiary of Rockwood), which will automatically be canceled in the merger, shares of Rockwood common stock held by any wholly-owned subsidiary of Rockwood, which will remain outstanding as shares of Rockwood as the surviving corporation, and shares of Rockwood common stock with respect to which appraisal rights are properly exercised and not withdrawn (which we collectively refer to in this joint proxy statement/prospectus as the Rockwood excluded shares) will not be converted into the right to receive the merger consideration.

Q5:	Does the Albemarle board of directors support the merger and the Albemarle share issuance?

A:	Yes. The Albemarle board of directors unanimously (excluding one director who recused herself) approved the merger agreement and the Albemarle share issuance, declared their advisability and recommends that Albemarle shareholders vote “FOR” the Albemarle share issuance.

The Albemarle board of directors also unanimously (excluding one director who recused herself) recommends that Albemarle shareholders vote “FOR” the Albemarle adjournment proposal.

Q6:	Does the Rockwood board of directors support the merger and the Rockwood merger-related compensation proposal?

A:	Yes. The Rockwood board of directors unanimously approved the merger agreement and the consummation of the merger, declared the merger agreement advisable and recommends that Rockwood shareholders vote “FOR” the adoption of the merger agreement.

The Rockwood board of directors also unanimously recommends that Rockwood shareholders vote “FOR” the Rockwood merger-related compensation proposal and “FOR” the Rockwood adjournment proposal.

Q7:	Are there risks involved in undertaking the merger?

A:	Yes. In evaluating the merger contemplated by the merger agreement, you should carefully consider the factors discussed in the section of this joint proxy statement/prospectus entitled “Risk Factors” beginning on page 25, as well as the other information about Albemarle and Rockwood contained or included in the documents incorporated by reference in this joint proxy statement/prospectus.

Q8:	When and where is the Albemarle special meeting?

A:	The Albemarle special meeting will be held on [DATE] at [TIME], local time, at Albemarle’s offices located at 451 Florida Street, Baton Rouge, Louisiana 70801. Albemarle shareholders may attend the Albemarle special meeting and vote their shares in person, or may appoint a proxy by completing, signing, dating and returning the enclosed proxy card. Albemarle shareholders may also follow the instructions on the proxy card or voting instruction form to appoint a proxy by telephone or via the Internet.

Q9:	When and where is the Rockwood special meeting?

A:	The Rockwood special meeting will be held on [DATE] at [TIME], local time, at Rockwood’s offices located at 100 Overlook Center, Princeton, New Jersey 08540. Rockwood shareholders may attend the Rockwood special meeting and vote their shares in person, or may appoint a proxy by completing, signing, dating and returning the enclosed proxy card. Rockwood shareholders may also follow the instructions on the proxy card or voting instruction form to appoint a proxy by telephone or via the Internet.

Q10:	Who can vote at the Albemarle special meeting?

A:	You can vote at the Albemarle special meeting if you were the record holder of shares of Albemarle common stock as of [TIME] on [DATE] (which we refer to in this joint proxy statement/prospectus as the Albemarle record date). As of the Albemarle record date, there were [—] shares of Albemarle common stock outstanding.

Q11:	Who can vote at the Rockwood special meeting?

A:	You can vote at the Rockwood special meeting if you were the record holder of shares of Rockwood common stock as of [TIME] on [DATE] (which we refer to in this joint proxy statement/prospectus as the Rockwood record date). As of the Rockwood record date, there were [—] shares of Rockwood common stock outstanding.

Q12:	What is the quorum requirement for the Albemarle special meeting?

A:	A majority of the shares of Albemarle common stock entitled to vote, represented in person or by proxy, will constitute a quorum for the transaction of business at the Albemarle special meeting. Abstentions will be treated as present at the Albemarle special meeting for purposes of determining the presence or absence of a quorum for the transaction of all business. Because there can be no broker non-votes at the Albemarle special meeting, failure to provide instructions to your bank, broker or other nominee on how to vote will result in your shares not being counted as present at the meeting.

Q13:	What is the quorum requirement for the Rockwood special meeting?

A:	Shareholders who hold shares representing a majority of the outstanding shares of Rockwood common stock on the record date must be present in person or represented by proxy to constitute a quorum for voting on the proposal to adopt the merger agreement. Shareholders who hold shares representing a majority of the outstanding shares of Rockwood common stock entitled to vote on each other matter at the Rockwood special meeting must be present in person or represented by proxy to constitute a quorum for voting on the Rockwood merger-related compensation proposal and the Rockwood adjournment proposal at the Rockwood special meeting. Abstentions will be treated as present at the Rockwood special meeting for purposes of determining the presence or absence of a quorum for the transaction of all business. Because there can be no broker non-votes at the Rockwood special meeting, failure to provide instructions to your bank, broker or other nominee on how to vote will result in your shares not being counted as present at the meeting.

Q14:	What do Albemarle shareholders need to do now?

A:	After carefully reading and considering the information contained, or incorporated by reference, in this joint proxy statement/prospectus, please complete, sign and date your proxy card and return it in the enclosed postage-paid return envelope or appoint your proxy by telephone or via the Internet as soon as possible, so that your shares may be represented at the Albemarle special meeting. If you sign and send in your proxy card and do not indicate how you want to vote, the persons named in the proxy card will vote the shares represented by that proxy “FOR” each of the proposals to be voted on at the Albemarle special meeting described in this joint proxy statement/prospectus, as recommended by the Albemarle board of directors.

Q15:	What are the consequences of not voting or abstaining from voting at the Albemarle special meeting?

A:

Because the vote required to approve the Albemarle share issuance is based on a majority of the shares of Albemarle common stock that are cast on the Albemarle share issuance at the Albemarle special meeting

(assuming a quorum is present) and because under the rules of the New York Stock Exchange (which we refer to in this joint proxy statement/prospectus as the NYSE), abstentions are counted as votes cast, abstentions will have the same effect as a vote “AGAINST” the Albemarle share issuance, while shares not present at the Albemarle special meeting will have no effect on the vote to approve the Albemarle share issuance.

Because approval of the Albemarle adjournment proposal requires that the votes cast favoring the Albemarle adjournment proposal exceed the votes cast opposing the Albemarle adjournment proposal at the Albemarle special meeting (whether or not a quorum is present), abstentions and shares not present at the Albemarle special meeting will have no effect on the outcome of the vote on the Albemarle adjournment proposal.

Q16:	What do Rockwood shareholders need to do now?

A:	After carefully reading and considering the information contained, or incorporated by reference, in this joint proxy statement/prospectus, please complete, sign and date your proxy card and return it in the enclosed postage-paid return envelope or appoint your proxy by telephone or via the Internet as soon as possible, so that your shares may be represented at the Rockwood special meeting. If you sign and send in your proxy card and do not indicate how you want to vote, the persons named in the proxy card will vote the shares represented by that proxy “FOR” each of the proposals to be voted on at the Rockwood special meeting described in this joint proxy statement/prospectus, as recommended by the Rockwood board of directors.

Q17:	What are the consequences of not voting or abstaining from voting at the Rockwood special meeting?

A:	Because the vote required to adopt the merger agreement is based on a majority of the shares of Rockwood common stock outstanding as of the Rockwood record date and entitled to vote on the adoption of the merger agreement at such meeting, abstentions and shares not present at the Rockwood special meeting will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement.

Because approval of each of the Rockwood merger-related compensation proposal and the Rockwood adjournment proposal requires the affirmative vote of holders of a majority of the shares of Rockwood common stock that are entitled to vote on such proposals and are present, in person or by proxy, at the Rockwood special meeting, abstentions will have the same effect as votes “AGAINST” the proposals, while shares not present at the Rockwood special meeting will have no effect on the outcome of any vote on the Rockwood merger-related compensation proposal or the Rockwood adjournment proposal (in each case, assuming a quorum is present).

Q18:	If my shares are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee vote my shares for me?

A:	Your bank, broker or other nominee will not vote your shares and your shares will not be present at a meeting unless you provide instructions on how to vote. There will be no broker non-votes because the only proposals to be voted on at the special meetings are “non-routine” under NYSE Rule 452. Shares for which no instructions have been given will be treated as not present at the respective special meetings. You should follow the directions and instructions provided by your bank, broker or other nominee regarding how to instruct your bank, broker or other nominee to vote your shares.

Q19:	What happens to Rockwood stock options and other equity-based awards at the effective time of the merger?

A:	Each outstanding and unexercised Rockwood stock option will be converted into an option to acquire a number of shares of Albemarle common stock determined by multiplying the number of shares underlying such Rockwood stock option by the sum of (x) the exchange ratio (0.4803) plus (y) the quotient obtained by dividing the cash portion of the merger consideration ($50.65) by the volume weighted average price of a share of Albemarle common stock over the five trading days prior to the merger, subject to the same terms and conditions of the Rockwood stock option as in effect prior to the merger. The applicable exercise price will also be appropriately adjusted in a manner designed to maintain the intrinsic value of the Rockwood stock option. All outstanding Rockwood stock options have fully vested and are exercisable under the terms of their respective stock option plans and award agreements.

Each outstanding performance-based restricted stock unit in respect of Rockwood common stock will, upon the effective time of the merger, be converted into the right to receive a cash payment calculated based on the achievement of performance conditions as of the effective time of the merger, which payment will vest and become payable on the payment date set out in the applicable award agreement or, if earlier, upon a qualifying termination of employment. Achievement of performance conditions under performance-based restricted stock unit awards will be determined based on the total shareholder return (in the case of performance-based restricted stock units) or stock price multiple (in the case of performance-based market stock units) based on either Rockwood’s total shareholder return compared against a specified peer group or the increase in Rockwood’s stock price, respectively, in each case, as determined at the beginning of the performance period, compared to the “CIC Per Share Price.” The “CIC Per Share Price” will equal the sum of (x) the cash portion of the merger consideration ($50.65) plus (y) the product of the exchange ratio (0.4803) and the volume weighted average price of a share of Albemarle common stock over the five trading days prior to the merger. In addition, following the merger and until the payment date, the amount payable to award recipients will accrue interest annually at LIBOR plus 2.0%.

Q20:	What if I hold shares in both Albemarle and Rockwood?

A:	You will receive separate proxy or voting instruction cards for each company and must complete, sign and date each proxy or voting instruction card and return each proxy or voting instruction card in the appropriate postage-paid envelope or, if available, by submitting a proxy or voting instructions by telephone or via the Internet for each company.

Q21:	What happens if I sell my shares of Albemarle common stock before the Albemarle special meeting?

A:	The record date for the Albemarle special meeting is earlier than the date of the Albemarle special meeting and the date that the merger contemplated by the merger agreement is expected to be completed. If you transfer your shares of Albemarle common stock after the Albemarle record date, but before the Albemarle special meeting, then, unless the transferee requests a proxy, you will retain your right to vote at the Albemarle special meeting.

Q22:	What happens if I sell my shares of Rockwood common stock before the Rockwood special meeting?

A:	The record date for the Rockwood special meeting is earlier than the date of the Rockwood special meeting and the date that the merger contemplated by the merger agreement is expected to be completed. If you transfer your shares of Rockwood common stock after the Rockwood record date, but before the Rockwood special meeting, then, unless the transferee requests a proxy, you will retain your right to vote at the Rockwood special meeting but will have transferred any right to receive the merger consideration applicable to such shares if the merger is completed. In order to receive the merger consideration applicable to your shares of Rockwood common stock as set out in the merger agreement, you must hold your shares through the completion of the merger.

Q23:	What happens if I sell my shares of Rockwood common stock after the Rockwood special meeting, but before the completion of the merger?

A:	If you transfer your shares of Rockwood common stock after the Rockwood special meeting, but before the completion of the merger, you will have transferred any right to receive the merger consideration applicable to such shares if the merger is completed. In order to receive the merger consideration for your shares of Rockwood common stock as set out in the merger agreement, you must hold your shares through the completion of the merger.

Q24:	Do Albemarle shareholders have to vote on the Albemarle share issuance at the Albemarle special meeting if the Albemarle board of directors has changed its recommendation of such proposal?

A:	Yes. Unless the merger agreement is terminated before the Albemarle special meeting, Albemarle will notify Albemarle shareholders before the Albemarle special meeting if the Albemarle board of directors has changed its recommendation with respect to the Albemarle share issuance. However, Albemarle shareholders will be asked to vote on the Albemarle share issuance even if the Albemarle board of directors has so changed its recommendation.

Q25:	Do Rockwood shareholders have to vote on the adoption of the merger agreement at the Rockwood special meeting if the Rockwood board of directors has changed its recommendation of such proposal?

A:	Yes. Unless the merger agreement is terminated before the Rockwood special meeting, Rockwood will notify Rockwood shareholders before the Rockwood special meeting if the Rockwood board of directors has changed its recommendation with respect to the adoption of the merger agreement. However, Rockwood shareholders will be asked to vote on such adoption even if the Rockwood board of directors has so changed its recommendation. Under certain circumstances specified in the merger agreement, the Rockwood board of directors may terminate the merger agreement in lieu of changing its recommendation, in which case Rockwood shareholders would not have to vote on the adoption of the merger agreement. You should read “The Merger Agreement—Termination of the Merger Agreement” beginning on page 117 for a more complete discussion of the rights of Rockwood and Albemarle to terminate the merger agreement.

Q26:	If I am an Albemarle shareholder, can I revoke my proxy after I have mailed my signed proxy?

A:	Yes. You can revoke your proxy before your proxy is voted at the Albemarle special meeting, including in the event that the Albemarle board of directors has changed its recommendation. You can revoke your proxy in one of three ways:

•	you can send a written notice stating that you would like to revoke your proxy;

•	you can complete and submit a new valid proxy bearing a later date by mail, telephone or via the Internet; or

•	you can attend the Albemarle special meeting and vote in person.

Attendance at the Albemarle special meeting will not, in and of itself, constitute revocation of a proxy; you must also vote by ballot at the Albemarle special meeting.

If you are an Albemarle shareholder and you choose to send a written notice of revocation or to mail a new proxy, you must submit your notice of revocation or your new proxy to Albemarle Corporation, Attention: Corporate Secretary, 451 Florida Street, Baton Rouge, Louisiana 70801, and it must be received at or before the start of the Albemarle special meeting. Any proxy that you submitted via the Internet or by telephone may be revoked by submitting a new proxy via the Internet or by telephone, not later than [TIME] on [DATE], or by voting in person at the meeting. If your shares are held in the name of a bank, broker or other nominee, you should contact them to change your vote.

Q27:	If I am a Rockwood shareholder, can I revoke my proxy after I have mailed my signed proxy?

A:	Yes. You can revoke your proxy at any time before the vote is taken at the Rockwood special meeting, including in the event that the Rockwood board of directors has changed its recommendation. You can revoke your proxy in one of three ways:

•	you can file an instrument in writing revoking the proxy with Rockwood’s Corporate Secretary;

•	you can file another duly executed proxy bearing a later date with Rockwood’s Corporate Secretary;

•	you can complete and submit a new valid proxy bearing a later date by telephone or via the Internet; or

•	you can attend the Rockwood special meeting and vote in person.

Attendance at the Rockwood special meeting will not, in and of itself, constitute revocation of a proxy; you must also vote by ballot at the Rockwood special meeting.

If you are a Rockwood shareholder and you choose to send a written notice or to mail a new proxy, you must submit your notice of revocation or your new proxy to Rockwood Holdings, Inc., Attention: Corporate Secretary, 100 Overlook Center, Princeton, New Jersey 08540, and it must be received at any time before the vote is taken at the Rockwood special meeting. Any proxy that you submitted may also be revoked by submitting a new proxy via the Internet or by telephone, not later than 11:59 p.m. Eastern Standard Time on [DATE], or by voting in person at the meeting. If your shares are held in the name of a bank, broker or other nominee, you should contact them to change your vote.

Q28:	Where can I find the results of the Albemarle special meeting or the Rockwood special meeting?

A:	Each company intends to announce preliminary voting results at the applicable special meeting and publish final results through a Current Report on Form 8-K that will be filed with the Securities and Exchange Commission within four business days of the applicable special meeting.

Q29:	If I am a Rockwood shareholder and my shares are represented by physical stock certificates, should I send in my stock certificates now?

A:	No. After the merger is completed, you will receive a transmittal form with instructions for the surrender of your Rockwood common stock certificates. Please do not send in your stock certificates with your proxy card.

Q30:	Is the merger expected to be taxable to Rockwood shareholders?

A:	Yes. The receipt of the merger consideration in exchange for Rockwood common stock pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes and may also be taxable under state, local and non-U.S. income and other tax laws. For U.S. federal income tax purposes, if you held Rockwood common stock as a capital asset you will generally recognize capital gain or loss as a result of the merger measured by the difference, if any, between (1) the sum of (a) the amount of cash you receive in the merger including amounts, if any, withheld from the merger consideration otherwise payable to you and paid to taxing authorities by Albemarle or other applicable withholding agents and (b) the fair market value, at the effective time of the merger, of the shares of Albemarle common stock you receive in the merger, and (2) the adjusted tax basis in your shares of Rockwood common stock immediately prior to the effective time of the merger. You should read “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 94 for a more complete discussion of the material U.S. federal income tax consequences of the merger. Tax matters can be complicated and the tax consequences of the merger to you will depend on your particular tax situation. We urge you to consult your tax advisor to determine the tax consequences of the merger to you.

Q31:	When do you expect the merger to be completed?

A:	Albemarle and Rockwood are working to complete the merger as quickly as possible. Subject to obtaining the approvals of our shareholders at our respective special meetings, and satisfaction of the other conditions set out in the merger agreement, Albemarle and Rockwood currently expect that the merger will be completed during the first quarter of 2015. However, it is possible that the merger could be completed earlier or that factors outside of our control could require us to complete the merger at a later time or not complete it at all. Either party may terminate the merger agreement if the merger is not completed by May 15, 2015, unless the failure of the merger to have been completed by such date was primarily caused by the failure of the party seeking to terminate the merger agreement to have performed in all material respects its obligations under the merger agreement.

For a description of certain matters that could delay or prevent the completion of the merger, please refer to “Risk Factors” beginning on page 25.

Q32:	What are the conditions to the completion of the merger?

A:	In addition to the approval of the Albemarle share issuance by Albemarle shareholders and the adoption of the merger agreement by Rockwood shareholders, the completion of the merger is subject to the satisfaction of a number of other conditions, including certain regulatory clearances. For additional information on the regulatory clearances required to complete the merger, please see the section titled “The Merger—Regulatory Matters” beginning on page 100. For further information on the conditions to the completion of the merger, please see the section titled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 112.

Q33:	Will I still be paid dividends prior to the merger?

A:	Albemarle and Rockwood have each historically paid quarterly cash dividends to their respective shareholders. Under the merger agreement, Albemarle and Rockwood may continue to make their regular quarterly cash dividends consistent with past practice over the twelve months preceding the date of the merger agreement (including, in the case of Albemarle, a regular annual increase of its dividend after December 31, 2014 to no more than $0.30 per share) without the other party’s consent. Albemarle and Rockwood expect to make additional public announcements from time to time prior to the completion of the merger with respect to the timing of the declaration and payment of dividends to their respective shareholders.

Q34:	Can I seek appraisal of my shares of Rockwood common stock?

A:	Under Delaware law, holders of Rockwood common stock who do not vote in favor of adoption of the merger agreement are entitled to demand appraisal of their shares of Rockwood common stock in accordance with the applicable provisions of Delaware law, and, if such rights are properly demanded and perfected and are not withdrawn or otherwise lost and the merger is completed, such shareholders will be entitled to obtain payment of the judicially determined fair value of such shareholders’ shares of Rockwood common stock instead of receiving the merger consideration for their shares. To exercise such rights, Rockwood shareholders must strictly follow the procedures prescribed by Delaware law. The failure to strictly follow such procedures can result in the loss of such rights. These procedures are summarized under the section entitled “The Merger—Appraisal Rights” beginning on page 112. In addition, the text of the applicable appraisal rights provisions of Delaware law is included as Annex E to this joint proxy statement/prospectus, and you are encouraged to read those provisions carefully. It is possible that the fair value of shares of Rockwood common stock as determined by the Delaware Court of Chancery may be more or less than, or the same as, the merger consideration.

Q35:	Where can I find more information about the companies?

A:	You can obtain more information about Albemarle and Rockwood from the various sources described under “Where You Can Find More Information” beginning on page 167.

Q36:	Who can help answer my questions?

A:	If you have any questions about the merger or if you need additional copies of this joint proxy statement/prospectus or the relevant proxy card, you should contact:

For Albemarle:	For Rockwood:

GEORGESON	INNISFREE M&A INCORPORATED
Shareholders Call Toll Free: 888-505-6583	Shareholders Call Toll Free: 877-750-9498
Banks and Brokers Call Collect: 212-750-5833

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus and may not contain all of the information that is important to you. For a more detailed description of the merger and the legal terms of the merger agreement, you should carefully read this entire joint proxy statement/prospectus and the other documents to which we refer you, including in particular the copy of the merger agreement that is attached as Annex A to this joint proxy statement/prospectus and as Exhibit 2.1 to the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, filed by Albemarle with the Securities and Exchange Commission (which we refer to in this joint proxy statement/prospectus as the SEC). See also “Where You Can Find More Information” beginning on page 167. We have included page references parenthetically to direct you to a more detailed description of the topics presented in this summary.

General

The Merger (page 45)

On July 15, 2014, Albemarle, Merger Sub and Rockwood entered into the merger agreement, which is the agreement governing the merger. On the terms and subject to the conditions set out in the merger agreement, Merger Sub, a wholly-owned subsidiary of Albemarle, will merge with and into Rockwood (which we refer to in this joint proxy statement/prospectus as the merger), with Rockwood as the surviving corporation in the merger. Following the completion of the merger, Rockwood will be a wholly-owned subsidiary of Albemarle and Rockwood common stock will no longer be publicly traded.

The Companies (page 44)

Albemarle is a leading global developer, manufacturer and marketer of highly-engineered specialty chemicals that meet customer needs across a diverse range of end markets, including the petroleum refining, consumer electronics, plastics/packaging, construction, automotive, lubricants, pharmaceuticals, crop protection, food safety and custom chemistry services markets. Albemarle employs approximately 3,900 people and serves customers in approximately 100 countries. Albemarle was incorporated in Virginia in 1993. Albemarle’s principal executive offices are located at 451 Florida Street, Baton Rouge, Louisiana 70801, and its telephone number at that address is 225-388-8011. Albemarle’s website is www.albemarle.com.

Rockwood is a leading global developer, manufacturer and marketer of technologically advanced and high value-added specialty chemicals used for industrial and commercial purposes. Rockwood is a leading integrated and low cost global producer of lithium and lithium compounds for use in things such as lithium ion batteries for hybrid and electric vehicles and electronic devices, as well as pharmaceutical applications, among other things, and is also the second largest global producer of surface treatment products and services for metal processing, including for use in the automotive and aerospace industries. Rockwood employs approximately 3,500 people and serves customers in more than 60 countries. Rockwood was incorporated in Delaware in September 2000. Rockwood’s principal executive offices are located at 100 Overlook Center, Princeton, New Jersey 08540, and its telephone number at that address is 609-514-0300. Rockwood’s website is www.rockwoodspecialties.com.

Merger Sub, a Delaware corporation and a wholly-owned subsidiary of Albemarle, was formed on July 11, 2014, solely for the purpose of effecting the merger. To date, Merger Sub has not conducted any activities other than those in connection with its formation and in connection with the transactions contemplated by the merger agreement. Merger Sub’s principal executive offices are located at 451 Florida Street, Baton Rouge, Louisiana 70801, and the telephone number at that address is 225-388-8011.

Merger Consideration to be Received by Rockwood Shareholders (page 93)

At the effective time of the merger, each share of Rockwood common stock (other than Rockwood excluded shares) will be converted into the right to receive (a) $50.65 in cash, without interest; and (b) 0.4803 of a share of Albemarle common stock.

Treatment of Rockwood Stock Options and Other Equity-Based Awards (page 110)

Each outstanding and unexercised Rockwood stock option will be converted into an option to acquire a number of shares of Albemarle common stock determined by multiplying the number of shares underlying such Rockwood stock option by the sum of (x) the exchange ratio (0.4803) plus (y) the quotient obtained by dividing the cash portion of the merger consideration ($50.65) by the volume weighted average price of a share of Albemarle common stock over the five trading days prior to the merger, subject to the same terms and conditions of the Rockwood stock option as in effect prior to the merger. The applicable exercise price will also be appropriately adjusted in a manner designed to maintain the intrinsic value of the Rockwood stock option. All outstanding Rockwood stock options have fully vested and are exercisable under the terms of their respective stock option plans and award agreements.

Each outstanding performance-based restricted stock unit in respect of Rockwood common stock will, upon the effective time of the merger, be converted into the right to receive a cash payment calculated based on the achievement of performance conditions as of the effective time of the merger, which payment will vest and become payable on the payment date set out in the applicable award agreement or, if earlier, upon a qualifying termination of employment. Achievement of performance conditions under performance-based restricted stock unit awards will be determined based on the total shareholder return (in the case of performance-based restricted stock units) or stock price multiple (in the case of performance-based market stock units) based on either Rockwood’s total shareholder return compared against a specified peer group or the increase in Rockwood’s stock price, respectively, in each case, as determined at the beginning of the performance period, compared to the “CIC Per Share Price.” The “CIC Per Share Price” will equal the sum of (x) the cash portion of the merger consideration ($50.65) plus (y) the product of the exchange ratio (0.4803) and the volume weighted average price of a share of Albemarle common stock over the five trading days prior to the merger. In addition, following the merger and until the payment date, the amount payable to award recipients will accrue interest annually at LIBOR plus 2.0%.

Appraisal Rights (page 101)

Under Delaware law, holders of Rockwood common stock who do not vote in favor of adoption of the merger agreement are entitled to demand appraisal of their shares of Rockwood common stock in accordance with the applicable provisions of Delaware law, and, if such rights are properly demanded and perfected and are not withdrawn or otherwise lost and the merger is completed, such shareholders will be entitled to obtain payment of the judicially determined fair value of such shareholders’ shares of Rockwood common stock instead of receiving the merger consideration. To exercise such rights, Rockwood shareholders must strictly follow the procedures prescribed by Delaware law. The failure to strictly follow such procedures can result in the loss of such rights. It is possible that the fair value of shares of Rockwood common stock as determined by the Delaware Court of Chancery may be more or less than, or the same as, the merger consideration.

Under Virginia law, Albemarle shareholders are not entitled to appraisal rights in connection with the merger.

Material U.S. Federal Income Tax Consequences of the Merger (page 94)

The receipt of the merger consideration in exchange for Rockwood common stock pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes and may also be taxable under state, local and non-U.S. income and other tax laws. For U.S. federal income tax purposes, if you held Rockwood common stock as a capital asset you will generally recognize capital gain or loss as a result of the merger measured by the difference, if any, between (1) the sum of (a) the amount of cash you receive in the merger including amounts, if any, withheld from the merger consideration otherwise payable to you and paid to taxing authorities by Albemarle or other applicable withholding agents and (b) the fair market value, at the effective time of the merger, of the shares of Albemarle common stock you receive in the merger and (2) the adjusted tax basis in your shares of Rockwood common stock immediately prior to the effective time of the merger. You should read “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 94 for a more complete discussion of the material U.S. federal income tax consequences of the merger. Tax matters can be complicated, and the tax consequences of the merger to you will depend on your particular tax situation. We urge you to consult your tax advisor to determine the tax consequences of the merger to you.

Recommendation of the Albemarle Board of Directors (page 62)

The Albemarle board of directors unanimously (excluding one director who recused herself) (i) approved the execution, delivery and performance of the merger agreement and the Albemarle share issuance and the other transactions contemplated by the merger agreement, (ii) declared the merger agreement and the Albemarle share issuance advisable and (iii) recommends that Albemarle shareholders vote “FOR” the Albemarle share issuance and “FOR” the Albemarle adjournment proposal.

To review the background of, and Albemarle’s reasons for, the merger, as well as certain risks related to the merger, see “The Merger—Background to the Merger” beginning on page 45, “The Merger—Albemarle’s Reasons for the Merger and Recommendation of the Albemarle Board of Directors” beginning on page 62 and “Risk Factors” beginning on page 25, respectively.

Recommendation of the Rockwood Board of Directors (page 64)

The Rockwood board of directors unanimously (i) approved the execution, delivery and performance of the merger agreement and the consummation of the merger and the other transactions contemplated by the merger agreement, (ii) declared the merger agreement advisable and (iii) recommends that Rockwood shareholders vote “FOR” the adoption of the merger agreement, “FOR” the Rockwood merger-related compensation proposal and “FOR” the Rockwood adjournment proposal.

To review the background of, and Rockwood’s reasons for, the merger, as well as certain risks related to the merger, see “The Merger—Background to the Merger” beginning on page 45, “The Merger—Rockwood’s Reasons for the Merger and Recommendation of the Rockwood Board of Directors” beginning on page 64 and “Risk Factors” beginning on page 25, respectively.

Opinion of Albemarle’s Financial Advisor (page 67)

In connection with the merger, Albemarle’s financial advisor, Merrill Lynch, Pierce, Fenner & Smith Incorporated (which we refer to in this joint proxy statement/prospectus as BofA Merrill Lynch), delivered to the Albemarle board of directors an oral opinion confirmed by a written opinion dated July 14, 2014, to the effect that, as of that date and based upon and subject to various assumptions and limitations described in the opinion, the merger consideration to be paid by Albemarle to the holders of shares of Rockwood common stock (other than Rockwood excluded shares) in the transaction was fair, from a financial point of view, to Albemarle. The full text of BofA Merrill Lynch’s written opinion, dated July 14, 2014, is attached as Annex B to this joint proxy statement/prospectus and is incorporated by reference herein in its entirety, and sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken by BofA Merrill Lynch in rendering its opinion.

BofA Merrill Lynch delivered its opinion to the Albemarle board of directors for the benefit and use of the Albemarle board of directors (in its capacity as such) in connection with and for purposes of its evaluation of the transaction. BofA Merrill Lynch’s opinion did not address any aspect of the transaction other than the merger consideration. BofA Merrill Lynch expressed no opinion or view as to the relative merits of the transaction in comparison to other strategies or transactions that might be available to Albemarle or in which Albemarle might engage or as to the underlying business decision of Albemarle to proceed with or effect the transaction. BofA Merrill Lynch also expressed no opinion as to what the value of the Albemarle common stock actually will be when issued or the prices at which Albemarle common stock or Rockwood common stock will trade at any time, including following announcement or consummation of the transaction. In addition, BofA Merrill Lynch expressed no opinion or recommendation as to how any shareholder should vote or act in connection with the transaction or any related matter.

For a more complete description, please see the section of this joint proxy statement/prospectus entitled “The Merger—Opinion of Albemarle’s Financial Advisor” beginning on page 67. Please also see Annex B to this joint proxy statement/prospectus.

Opinions of Rockwood’s Financial Advisors (page 74)

Each of Lazard Frères & Co. LLC (which we refer to in this joint proxy statement/prospectus as Lazard) and Citigroup Global Markets Inc. (which we refer to in this joint proxy statement/prospectus as Citi), rendered its opinion to the Rockwood board of directors that, as of July 14, 2014 and based upon and subject to the assumptions, matters considered, procedures, factors, qualifications and limitations set forth in their respective written opinions, the merger consideration to be received by holders of Rockwood common stock (other than holders of Rockwood excluded shares) was fair, from a financial point of view, to such holders.

The full text of the written opinions of Lazard and Citi, both dated July 14, 2014, which set forth the assumptions made, matters and factors considered, procedures followed and qualifications and limitations on the review undertaken in connection with each opinion, are included in this joint proxy statement/prospectus as Annex C and Annex D, respectively. Lazard and Citi provided their respective opinions for the benefit and information of the Rockwood board of directors for purposes of its evaluation of the transactions contemplated by the merger agreement. Neither Lazard’s opinion nor Citi’s opinion constitutes a recommendation to any holder of Rockwood common stock as to how any such shareholder should vote or act with respect to the merger or any matter relating thereto. In addition, neither Lazard nor Citi was requested to opine as to, and neither opinion in any manner addresses, Rockwood’s underlying business decision to proceed with or effect the merger.

Interests of Rockwood Directors and Executive Officers in the Merger (page 86)

In considering the recommendation of the Rockwood board of directors that Rockwood shareholders vote to adopt the merger agreement, shareholders should be aware that certain of Rockwood’s directors and executive officers have interests in the merger that differ from, or are in addition to, the interests of Rockwood shareholders generally. The members of the Rockwood board of directors were aware of these interests at the time they approved the merger. These interests are summarized below.

Employee Benefits Matters

Indemnification

Rockwood’s executive officers and directors will have the right to indemnification and advancement of expenses for events occurring prior to the time of the transaction and continued coverage under directors’ and officers’ liability insurance policies by the surviving corporation following the merger.

Annual Bonus Plans

Rockwood’s 2014 annual bonus plan, established prior to the execution of the merger agreement, will be continued. Under the terms of the merger agreement, if the merger is completed prior to December 31, 2014, bonus amounts will be calculated based on target level of performance in respect of fiscal year 2014 and the surviving corporation will pay the 2014 bonuses in the ordinary course before March 15, 2015. If the merger is completed after December 31, 2014, bonus amounts will be calculated based on actual results and performance achieved in respect of fiscal year 2014 and the surviving corporation will pay the 2014 bonuses in the ordinary course before March 15, 2015.

With respect to 2015 annual bonuses, if the merger is completed during fiscal year 2015, Rockwood will set the fiscal year targets and budget in consultation with Albemarle and the surviving corporation will pay bonuses thereunder in the ordinary course in 2016, subject to the employee’s continued employment through the payment date. Pursuant to the merger agreement, the aggregate target bonus amounts in respect of Rockwood’s 2015 annual bonus plan may not exceed 110% of the aggregate Rockwood 2014 target bonus amounts.

Employment Agreements

Rockwood maintains employment agreements with its named executive officers. If the applicable named executive officer’s employment with Rockwood terminates under certain circumstances, including in connection with a change in control, the executive will be entitled to severance benefits as set forth in the executive’s employment agreement.

Severance and Retention Arrangements

Certain of Rockwood’s executive officers and other employees have severance agreements that provide for the payment of retention and/or increased severance amounts in connection with the transactions contemplated by the merger agreement.

Treatment of Equity-Based Awards

Rockwood equity awards held by executive officers and directors of Rockwood that are outstanding immediately prior to the effective time of the merger will be subject to the following treatment upon the effective time of the merger:

Options

Outstanding and unexercised Rockwood stock options will be converted into options to acquire a number of shares of Albemarle common stock determined by multiplying the number of shares underlying each Rockwood stock option by the sum of (x) 0.4803 plus (y) the quotient obtained by dividing the cash portion of the merger consideration ($50.65) by the volume weighted average price of a share of Albemarle common stock over the five trading days prior to the merger, subject to the same terms and conditions of the Rockwood options as in effect prior to the merger. All outstanding stock options have fully vested and are exercisable under the terms of their respective stock option plans and award agreements.

Performance-Based Restricted Stock Units

Albemarle will honor the original vesting terms under all outstanding awards of performance-based restricted stock units, if the applicable participant remains employed through the original vesting dates, and the “double trigger” vesting of the awards, if the applicable participant incurs a qualifying termination of employment following the merger. In accordance with the terms of the awards, at the effective time of the merger, each award of performance-based restricted stock units will be converted into the right to receive a cash payment calculated under the applicable award agreement, which payment will vest and become payable on the payment date set out in the applicable award agreement or, if earlier, upon a qualifying termination of employment.

Continuing Directors

The Albemarle board of directors has approved an amendment of Albemarle’s bylaws, to be effective as of the effective time of the merger, to increase the number of directors that constitute the Albemarle board of directors from ten to eleven. Prior to the effective time of the merger, Albemarle will secure the resignation of two members of the Albemarle board of directors effective as of the effective time of the merger. Albemarle will appoint to the Albemarle board of directors, effective as of the effective time of the merger, three individuals designated by the Rockwood board of directors. If a designee was not a member of the Rockwood board of directors as of the date of the merger agreement, such designee must be reasonably acceptable to the Nominating & Governance Committee of the Albemarle board of directors.

The Rockwood designees will serve on the Albemarle board of directors until the next annual meeting of Albemarle shareholders and will be nominated for election at such next annual meeting to serve until the next subsequent annual meeting of Albemarle shareholders and until their respective successors are duly elected and qualified.

Comparison of Shareholders’ Rights (page 152)

Rockwood shareholders, whose rights are currently governed by Rockwood’s amended and restated certificate of incorporation and fourth amended and restated bylaws and Delaware law, will, upon the completion of the merger, become shareholders of Albemarle and their rights will be governed by Albemarle’s amended and restated articles of incorporation and amended and restated bylaws and Virginia law. Some of the rights associated with Rockwood common stock are different from the rights associated with Albemarle common stock.

The Albemarle Special Meeting

The Albemarle special meeting will be held on [DATE] at [TIME], local time, at Albemarle’s offices located at 451 Florida Street, Baton Rouge, Louisiana 70801. At the Albemarle special meeting, Albemarle shareholders will be asked to consider and vote upon the following proposals:

•	approval of the Albemarle share issuance; and

•	approval of the Albemarle adjournment proposal.

Only business that is stated in the Notice of Special Meeting of Shareholders may be conducted at the Albemarle special meeting. Any action may be taken on the items of business described above at the Albemarle special meeting on the date specified above, or on any date or dates to which, by original or later adjournment, the special meeting may be adjourned.

Record Date; Shares Entitled to Vote; Quorum (page 36)

The Albemarle board of directors has fixed [TIME] on [DATE] as the record date for the Albemarle special meeting.

Each share of Albemarle common stock is entitled to one vote.

A majority of the shares of Albemarle common stock entitled to vote, represented in person or by proxy, will constitute a quorum for the transaction of business at the Albemarle special meeting. As of the Albemarle record date, [—] shares of Albemarle common stock were outstanding and entitled to vote at the Albemarle special meeting.

Vote Required (page 36)

Approval of the Albemarle share issuance requires approval by a majority of the votes cast on the Albemarle share issuance at the Albemarle special meeting. Under NYSE rules, abstentions will have the same effect as votes “AGAINST” the Albemarle share issuance. Shares not present at the Albemarle special meeting will have no effect on the outcome of the vote on the Albemarle share issuance (assuming a quorum is present).

Approval of the Albemarle adjournment proposal requires that the votes cast favoring the Albemarle adjournment proposal exceed the votes cast opposing the Albemarle adjournment proposal at the Albemarle special meeting. Abstentions and shares not present at the Albemarle special meeting will have no effect on the outcome of the vote on the Albemarle adjournment proposal (whether or not a quorum is present).

Shares Owned by Albemarle Directors and Executive Officers (page 36)

As of the Albemarle record date, directors and executive officers of Albemarle beneficially owned and were entitled to vote [—] shares of Albemarle common stock, which represented [—]% of the outstanding shares of Albemarle common stock entitled to vote at the Albemarle special meeting on such date. Each of the directors and executive officers of Albemarle has advised Albemarle that, as of the date hereof, he or she currently expects to vote his or her shares, or cause his or her shares to be voted, “FOR” the Albemarle share issuance and “FOR” the Albemarle adjournment proposal.

The Rockwood Special Meeting

The Rockwood special meeting will be held on [DATE] at [TIME], local time, at Rockwood’s offices located at 100 Overlook Center, Princeton, New Jersey 08540. At the Rockwood special meeting, Rockwood shareholders will be asked to consider and vote upon the following proposals:

•	adoption of the merger agreement;

•	approval, on an advisory, non-binding basis, of the Rockwood merger-related compensation proposal; and

•	approval of the Rockwood adjournment proposal.

Rockwood is not aware of any other business to be acted upon at the Rockwood special meeting. If, however, other matters are properly brought before the Rockwood special meeting, the persons named in the proxy card will have the discretion to vote or act on those matters according to their best judgment and they intend to vote the shares as the Rockwood board of directors may recommend.

Record Date; Shares Entitled to Vote; Quorum (page 40)

The Rockwood board of directors has fixed [TIME] on [DATE] as the record date for the Rockwood special meeting.

Each share of Rockwood common stock is entitled to one vote.

Shareholders who hold shares representing a majority of the outstanding shares of Rockwood common stock on the record date must be present in person or represented by proxy to constitute a quorum for voting on the proposal to adopt the merger agreement. Shareholders who hold shares representing a majority of the outstanding shares of Rockwood common stock entitled to vote on each other matter at the Rockwood special meeting must be present in person or represented by proxy to constitute a quorum for voting on the Rockwood merger-related compensation proposal and the Rockwood adjournment proposal at the Rockwood special meeting. As of the Rockwood record date, [—] shares of Rockwood common stock were outstanding.

Vote Required (page 41)

Adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Rockwood common stock entitled to vote thereon. Abstentions and shares not present at the Rockwood special meeting will have the same effect as votes “AGAINST” the adoption of the merger agreement.

Approval of the Rockwood merger-related compensation proposal requires the affirmative vote of holders of a majority of the shares of Rockwood common stock that are entitled to vote on the proposal and are present, in person or by proxy, at the Rockwood special meeting. Abstentions will have the same effect as votes “AGAINST” the Rockwood merger-related compensation proposal. Shares not present at the Rockwood special meeting will have no effect on the outcome of the vote on the Rockwood merger-related compensation proposal (assuming a quorum is present).

Approval of the Rockwood adjournment proposal requires the affirmative vote of holders of a majority of the shares of Rockwood common stock that are entitled to vote on the proposal and are present, in person or by proxy, at the Rockwood special meeting. Abstentions will have the same effect as votes “AGAINST” the Rockwood adjournment proposal. Shares not present at the Rockwood special meeting will have no effect on the outcome of the vote on the Rockwood adjournment proposal (whether or not a quorum is present).

Shares Owned by Rockwood Directors and Executive Officers (page 41)

On the Rockwood record date, directors and executive officers of Rockwood beneficially owned and were entitled to vote  [—] shares of Rockwood common stock, which represented [—]% of the outstanding shares of Rockwood common stock entitled to vote at the Rockwood special meeting on such date. Each of the directors and executive officers of Rockwood has advised Rockwood that, as of the date hereof, he or she currently expects to vote his or her shares, or cause his or her shares to be voted, “FOR” the adoption of the merger agreement, “FOR” the Rockwood merger-related compensation proposal and “FOR” the Rockwood adjournment proposal.

The Merger Agreement

The following is a summary of material provisions of the merger agreement. The following summary of the merger agreement does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. The summary of the material terms of the merger agreement below and elsewhere in this joint proxy statement/prospectus is subject to, and qualified in its entirety by, reference to the full text of the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus and is incorporated herein by reference. You should read the entire merger agreement carefully and in its entirety because it, and not the description below or elsewhere in this joint proxy statement/prospectus, is the legal document that governs the merger.

Conditions to the Completion of the Merger (page 112)

Albemarle, Rockwood and Merger Sub are obligated to complete the merger subject to the satisfaction, or, to the extent permitted by applicable law, waiver, of several conditions, including the following:

•	the adoption of the merger agreement by the holders of a majority of the outstanding shares of Rockwood common stock at the Rockwood special meeting;

•	the approval of the Albemarle share issuance by a majority of votes cast by the holders of Albemarle common stock at the Albemarle special meeting;

•	the shares of Albemarle common stock to be issued to Rockwood shareholders pursuant to the merger agreement and any such other shares of Albemarle common stock to be reserved for issuance in connection with the merger have been approved for listing on NYSE, subject to official notice of issuance;

•	the absence of any law, constitution, treaty, convention, ordinance, code, rule, statute, regulation or other similar requirement, or any temporary, preliminary or permanent order, writ, injunction, decree, judgment, award, settlement or stipulation promulgated, enacted, rendered, adopted or issued by any governmental entity of competent jurisdiction that prohibits or makes illegal the completion of the merger;

•	the effectiveness of the registration statement for the shares of Albemarle common stock being issued in the merger, the absence of any stop order suspending such effectiveness and no proceeding seeking a stop order being pending before the SEC; and

•	the expiration or termination of the waiting period (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (which we refer to in this joint proxy statement/prospectus as the HSR Act) applicable to the merger in the United States and the grant of the decisions, orders, consents or expiration of any waiting periods required to consummate the merger under the competition laws of certain other jurisdictions agreed by the parties.

Albemarle and Merger Sub’s obligation to consummate the merger is further subject to satisfaction or waiver (by Albemarle or Merger Sub) of the following additional conditions:

•	Rockwood’s representations and warranties being true and correct as of the date of the merger agreement and the closing date, subject to certain materiality or material adverse effect qualifications described in the merger agreement, and the receipt by Albemarle of a certificate from a senior executive officer of Rockwood to that effect; and

•	Rockwood having performed or complied in all material respects with all obligations required to be performed or complied with by it under the merger agreement prior to the completion of the merger, and the receipt by Albemarle of a certificate from a senior executive officer of Rockwood to that effect.

Rockwood’s obligation to consummate the merger is further subject to satisfaction or waiver (by Rockwood) of the following additional conditions:

•	the representations and warranties of Albemarle and Merger Sub being true and correct as of the date of the merger agreement and as of the closing date, subject to certain materiality and material adverse effect qualifications described in the merger agreement, and the receipt by Rockwood of a certificate from a senior executive officer of Albemarle to that effect; and

•	Albemarle and Merger Sub having performed or complied in all material respects with all obligations required to be performed or complied with by each of them under the merger agreement prior to the completion of the merger, and the receipt by Rockwood of a certificate from a senior executive officer of Albemarle to that effect.

Termination of the Merger Agreement; Termination Fees (pages 117 and 119)

The merger agreement contains provisions addressing the circumstances under which Albemarle or Rockwood may terminate the merger agreement. In certain circumstances, upon termination of the merger agreement, Albemarle or Rockwood will be required to pay a termination fee of $300 million or $180 million, respectively, to the other party and/or either party may be required to reimburse the other party for its transaction-related expenses, subject to a $25 million limit. The amount of any expenses paid by either Albemarle or Rockwood to the other party will be credited against any termination fee to be paid by such party if the termination fee subsequently becomes payable.

Regulatory Matters (page 100)

Albemarle and Rockwood have agreed to use their reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate the merger and the other transactions contemplated by the merger agreement as promptly as practicable, including using reasonable best efforts to obtain (and cooperating with the other party to obtain) all regulatory approvals required to complete the transactions contemplated by the merger agreement. However, neither Albemarle nor Rockwood is required to take any action that would reasonably be expected to have a material adverse effect on the business of Albemarle or Rockwood as the surviving corporation in the merger.

Under the HSR Act, and the rules promulgated thereunder by the Federal Trade Commission (which we refer to in this joint proxy statement/prospectus as the FTC), the merger may not be completed until notification and report forms have been filed with the FTC and the Antitrust Division of the Department of Justice (which we refer to in this joint proxy statement/prospectus as the DOJ) and the applicable waiting period has expired or been terminated. Albemarle and Rockwood filed notification and report forms under the HSR Act with the FTC and the Antitrust Division of the DOJ on August 8, 2014, and are awaiting termination or expiration of the applicable waiting period. If Albemarle and Rockwood do not receive a request for additional information, the waiting period will expire at 11:59 p.m. Eastern Standard Time on September 8, 2014, if not terminated earlier.

Additionally, the parties agreed to make, or cause to be made, antitrust filings in the European Union, People’s Republic of China and certain other foreign jurisdictions.

No Solicitation of Transactions (page 115)

The merger agreement contains restrictions on each of Rockwood’s and Albemarle’s ability to solicit or engage in discussions or negotiations with a third party regarding specified transactions involving each company or their respective subsidiaries. Notwithstanding these restrictions, under certain circumstances and subject to certain conditions, each of Rockwood’s and Albemarle’s board of directors may respond to an unsolicited written acquisition proposal or, in the case of Rockwood, may terminate the merger agreement if at any time prior to the adoption of the merger agreement by the shareholders of Rockwood, the Rockwood board of directors determines to enter into a binding agreement that provides for a superior proposal for Rockwood.

Accounting Treatment of the Merger (page 132)

The merger will be accounted for using the acquisition method of accounting with Albemarle being considered the acquirer of Rockwood for accounting purposes.

Selected Historical Consolidated Financial Data of Albemarle

The selected historical consolidated financial data of Albemarle presented for the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012 has been derived from Albemarle’s audited consolidated financial statements incorporated by reference into this joint proxy statement/prospectus. The selected historical consolidated financial data of Albemarle presented for each of the years ended December 31, 2010 and 2009 and as of December 31, 2011, 2010 and 2009 has been derived from Albemarle’s audited consolidated financial statements not incorporated by reference into this joint proxy statement/prospectus.

The selected historical consolidated financial data of Albemarle presented for the six months ended June 30, 2014 and 2013 and as of June 30, 2014 has been derived from Albemarle’s unaudited consolidated financial statements incorporated by reference into this joint proxy statement/prospectus and has been prepared on the same basis as Albemarle’s audited financial statements and, in Albemarle management’s opinion, includes all normal and recurring adjustments that Albemarle considers necessary for a fair presentation of Albemarle’s financial position and results of operations for such periods and as of such date.

Albemarle’s historical results are not necessarily indicative of future results of operations of Albemarle or the combined company following completion of the merger, and you should read the following information together with Albemarle’s consolidated financial statements and the related notes incorporated by reference into this joint proxy statement/prospectus, as well as other information that has been filed by Albemarle with the SEC. See “Where You Can Find More Information” beginning on page 167 for information on where you can obtain copies of this information.

	Year ended December 31,					Six months ended June 30,
($ in thousands, except per share amounts)	2013	2012	2011	2010	2009	2014	2013
Results of Operations
Net sales	$2,394,270	$2,519,154	$2,651,667	$2,170,500	$1,843,878	$1,204,564	$1,163,439
Costs and expenses	1,817,595	2,119,371	2,131,919	1,779,266	1,700,344	1,016,401	942,676

Operating profit	576,675	399,783	519,748	391,234	143,534	188,163	220,763
Interest and financing expenses	(31,559)	(32,800)	(37,574)	(25,533)	(24,584)	(17,506)	(12,839)
Other (expenses) income, net	(6,674)	1,229	357	2,788	(1,423)	164	(5,779)

Income from continuing operations before income taxes and equity in net income of unconsolidated investments	538,442	368,212	482,531	368,489	117,527	170,821	202,145
Income tax expense (benefit)	134,445	80,433	104,471	84,183	(21,364)	34,963	45,934

Income from continuing operations before equity in net income of unconsolidated investments	403,997	287,779	378,060	284,306	138,891	135,858	156,211
Equity in net income of unconsolidated investments (net of tax)	31,729	38,067	43,754	37,975	22,322	19,550	19,970

Income from continuing operations	435,726	325,846	421,814	322,281	161,213	155,408	176,181
Income (loss) from discontinued operations (net of tax)	4,108	4,281	(1,617)	7,136	8,812	(61,794)	4,463

Net income	439,834	330,127	420,197	329,417	170,025	93,614	180,644
Net income attributable to noncontrolling interests	(26,663)	(18,591)	(28,083)	(13,639)	(11,255)	(14,584)	(13,918)

Net income attributable to Albemarle Corporation	$413,171	$311,536	$392,114	$315,778	$158,770	$79,030	$166,726

Financial Position and Other Data
Total assets	$3,584,797	$3,437,291	$3,203,824	$3,068,081	$2,771,557	$3,454,532	$3,335,949
Operations:
Working capital	$1,046,552	$1,022,304	$954,442	$984,021	$678,823	$709,969	$906,295
Current ratio	3.40	3.66	3.38	3.70	2.92	1.87	3.41
Depreciation and amortization	$107,370	$99,020	$96,753	$95,578	$100,513	$52,714	$51,817
Capital expenditures	$155,346	$280,873	$190,574	$75,478	$100,786	$46,670	$103,168
Investments in joint ventures	$—	$—	$10,868	$1,333	$—	$—	$—
Acquisitions, net of cash acquired	$2,565	$3,360	$13,164	$11,978	$4,017	$—	$250
Research and development expenses	$82,246	$78,919	$77,083	$58,394	$60,918	$44,509	$41,518
Gross profit as a % of net sales	35.5	35.7	35.9	33.5	24.8	33.5	33.3
Total long-term debt	$1,078,864	$699,288	$763,673	$860,910	$812,713	$1,063,366	$1,077,207
Total equity (1)	$1,742,776	$1,932,008	$1,678,827	$1,475,746	$1,253,318	$1,625,090	$1,465,393
Total long-term debt as a % of total capitalization	38.2	26.6	31.3	36.8	39.3	39.6	42.4
Net debt as a % of total capitalization (2)	25.2	9.6	13.9	17.1	27.6	25.0	33.8

	Year ended December 31,					Six months ended June 30,
($ in thousands, except per share amounts)	2013	2012	2011	2010	2009	2014	2013
Common Stock
Basic earnings (loss) per share
Continuing operations	$4.88	$3.44	$4.35	$3.38	$1.64	$1.78	$1.88
Discontinued operations	$0.05	$0.05	$(0.02)	$0.08	$0.09	$(0.78)	$0.05
Shares used to compute basic earnings per share	83,839	89,189	90,522	91,393	91,512	79,199	86,374
Diluted earnings (loss) per share
Continuing operations	$4.85	$3.42	$4.30	$3.35	$1.63	$1.77	$1.87
Discontinued operations	$0.05	$0.05	$(0.02)	$0.08	$0.09	$(0.78)	$0.05
Shares used to compute diluted earnings per share	84,322	89,884	91,522	92,184	92,046	79,602	86,862
Cash dividends declared per share	$0.96	$0.80	$0.67	$0.56	$0.50	$0.55	$0.48
Total equity per share (1)	$21.77	$21.73	$18.90	$16.11	$13.70	$20.77	$18.01
Return on average total equity	22.5%	17.3%	24.9%	23.1%	13.4%	4.7%	9.8%

(1)	Equity reflects repurchase of common shares amounting to: 2013–9,198,056; 2012–1,092,767; 2011–3,000,000; 2010–400,356 and 2009–174,900.
(2)	Albemarle defines net debt as total debt plus the portion of outstanding joint venture indebtedness guaranteed by Albemarle (or less the portion of outstanding joint venture indebtedness consolidated but not guaranteed by Albemarle), less cash and cash equivalents.

Selected Historical Consolidated Financial Data of Rockwood

The selected historical consolidated financial data of Rockwood presented for the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012 has been derived from Rockwood’s audited consolidated financial statements incorporated by reference into this joint proxy statement/prospectus. The selected historical consolidated financial data of Rockwood presented for each of the years ended December 31, 2010 and 2009 and as of December 31, 2011, 2010 and 2009 has been derived from Item 6. Selected Financial Data, in Rockwood’s 2013 Annual Report on Form 10-K incorporated by reference into this joint proxy statement/prospectus.

The selected historical consolidated financial data of Rockwood presented for the six months ended June 30, 2014 and 2013 and as of June 30, 2014 has been derived from Rockwood’s unaudited consolidated financial statements incorporated by reference into this joint proxy statement/prospectus and has been prepared on the same basis as our audited financial statements and, in Rockwood management’s opinion, includes all normal and recurring adjustments that Rockwood considers necessary for a fair presentation of Rockwood’s financial position and results of operations for such periods and as of such date.

All periods presented have been reclassified to account for the sale of the plastic compounding business in 2011, the sale of the advanced ceramics and clay-based additives businesses in 2013, and the sale of the titanium dioxide pigments, color pigments and services, timber treatment chemicals, rubber/thermoplastics compounding and water chemistry businesses that is expected to close during the third quarter of 2014, as discontinued operations. In addition, all prior periods presented have been reclassified to account for the impact of the accounting records that were falsified at a single location within the color pigments and services business of Rockwood’s former performance additives segment. For the years ended December 31, 2012, 2011 and 2010, net income and earnings per share on a diluted basis was reduced by $4.3 million ($0.05 per share), $11.9 million ($0.15 per share) and $8.0 million ($0.10 per share), respectively. For the year ended December 31, 2009, net income was increased by $0.2 million. The effect of these adjustments was a cumulative reduction in total equity of $34.0 million, $29.0 million, $18.6 million and $11.2 million as of December 31, 2012, 2011, 2010 and 2009, respectively. For the six months ended June 30, 2013, net income and earnings per share on a diluted basis were reduced by $2.3 million and $0.03 per share, respectively.

Rockwood’s historical results are not necessarily indicative of future results of operations of Rockwood or the combined company following completion of the merger, and you should read the following information together with Rockwood’s consolidated financial statements and the related notes incorporated by reference into this joint proxy statement/prospectus, as well as other information that has been filed by Rockwood with the SEC. See “Where You Can Find More Information” beginning on page 167 for information on where you can obtain copies of this information.

	Year ended December 31,					Six months ended June 30,
($ in millions, except per share data; shares in thousands)	2013	2012	2011	2010	2009	2014	2013
Statement of operations data:
Net sales	$1,377.8	$1,323.8	$1,354.1	$1,178.5	$1,011.2	$716.8	$685.0
Gross profit	618.0	586.7	581.3	513.1	428.3	324.9	310.6
Operating income	210.6	194.9	181.8	136.0	123.6	102.9	99.2

Amounts attributable to Rockwood Holdings, Inc. shareholders:
Income (loss) from continuing operations	$55.4	$232.9	$70.2	$86.4	$(44.5)	$55.8	$32.2
Income (loss) from discontinued operations	1,604.5	146.3	329.2	145.0	65.8	(29.9)	16.7

Net income	$1,659.9	$379.2	$399.4	$231.4	$21.3	$25.9	$48.9

Basic earnings (loss) per share attributable to Rockwood Holdings, Inc. shareholders:
Earnings (loss) from continuing operations	$0.73	$3.00	$0.92	$0.81	$(0.60)	$0.76	$0.41
Earnings (loss) from discontinued operations, net of tax	21.17	1.88	4.30	2.28	0.89	(0.41)	0.22

Basic earnings per share	$21.90	$4.88	$5.22	$3.09	$0.29	$0.35	$0.63

Diluted earnings (loss) per share attributable to Rockwood Holdings, Inc. shareholders:
Earnings (loss) from continuing operations	$0.72	$2.91	$0.88	$0.78	$(0.60)	$0.75	$0.41
Earnings (loss) from discontinued operations, net of tax	20.73	1.83	4.12	2.18	0.89	(0.40)	0.21

Diluted earnings per share	$21.45	$4.74	$5.00	$2.96	$0.29	$0.35	$0.62

Dividends declared per share of common stock	$1.70	$1.05	$—	$—	$—	$0.90	$0.80
Other data:
Capital expenditures (1)	$172.3	$140.8	$112.0	$46.7	$49.0	$88.6	$82.9
Adjusted EBITDA from continuing operations (2)	323.3	321.1	284.0	234.9	224.0	$169.5	$163.5

(1)	Net of government grants of $2.2 million, $9.4 million and $16.0 million for the years ended December 31, 2013, 2012 and 2011, respectively.
(2)	Consolidated EBITDA as adjusted (which we refer to in this joint proxy statement/prospectus as Adjusted EBITDA) is used in Rockwood’s debt agreements to determine compliance with financial covenants and Rockwood’s ability to engage in certain activities, such as incurring additional debt and making certain payments. In addition to covenant compliance, Rockwood’s management also uses Adjusted EBITDA to assess its operating performance and to calculate performance-based cash bonuses and determine whether certain performance-based restricted stock units vest, as both such bonuses and restricted stock units are tied to Adjusted EBITDA targets. Adjusted EBITDA contains other charges and gains for which Rockwood believes adjustment is permitted under its former senior secured credit agreement.

Adjusted EBITDA has limitations as an analytical tool, and should not be viewed in isolation and is not a substitute for U.S. generally accepted accounting principles (which we refer to in this joint proxy statement/prospectus as GAAP) measures of earnings and cash flows. Material limitations associated with making the adjustments to Rockwood’s earnings and cash flows to calculate Adjusted EBITDA, and using this non-GAAP financial measure as compared to the most directly comparable GAAP financial measures, include:

•	the cash portion of interest expense, net, income tax provision (benefit), and restructuring as well as charges related to securities issuance, acquisition and disposition activities, and systems/organization establishment, generally represent charges (gains) which may significantly affect funds available to use in our operating, investing and financing activities;

•	non-operating foreign exchange gains (losses), although not immediately affecting cash used in investing activities, may affect the amount of funds needed to service Rockwood’s debt if those currency impacts remain in place as Rockwood meets its future principal repayment obligations; and

•	depreciation, amortization, non-cash (gains) charges and impairment charges, though not directly affecting Rockwood’s current cash position, represent the wear and tear and/or reduction in value of the plant, equipment and intangible assets which permit Rockwood to manufacture and/or market its products; these items may be indicative of future needs for capital expenditures, for development or acquisition of intangible assets or relevant trends causing asset value changes.

A Rockwood shareholder or a potential Rockwood shareholder may find any one or all of these items important in evaluating Rockwood’s performance, results of operations, financial position and liquidity. Rockwood’s management compensates for the limitations of using non-GAAP financial measures by using them only to supplement Rockwood’s GAAP results to provide a more complete understanding of the factors and trends affecting Rockwood’s business. Adjusted EBITDA is not an alternative to net income (loss) or income (loss) from continuing operations before taxes or operating income or cash flows from operating activities as calculated and presented in accordance with GAAP. You should not rely on Adjusted EBITDA as a substitute for any such GAAP financial measures. You are urged to review the reconciliations of Adjusted EBITDA to GAAP financial measures and other financial information, in each case included or incorporated by reference into this joint proxy statement/prospectus. You are also urged not to rely on any single financial measure to evaluate Rockwood’s business. Rockwood’s measure of Adjusted EBITDA may not be comparable to those of other companies.

The following table sets forth a reconciliation of net income attributable to Rockwood to Adjusted EBITDA from continuing operations for the periods indicated:

	Year ended December 31,					Six months ended June 30,
($ in millions)	2013	2012	2011	2010	2009	2014	2013

Net income attributable to Rockwood Holdings, Inc. shareholders	$1,659.9	$379.2	$399.4	$231.4	$21.3	$25.9	$48.9

Net income (loss) attributable to noncontrolling interest - discontinued operations	1.0	14.7	40.6	9.1	(3.8)	2.9	(0.9)

Net income	1,660.9	393.9	440.0	240.5	17.5	28.8	48.0
Income tax (benefit) provision	(10.0)	(124.8)	15.3	(88.0)	5.0	25.1	9.8

Loss (income) from discontinued operations, net of tax	65.0	(161.0)	(250.5)	(154.1)	(62.0)	29.1	(15.8)

Gain on sale of discontinued operations, net of tax	(1,670.5)	—	(119.3)	—	—	(2.1)	—

Income (loss) from continuing operations before taxes	45.4	108.1	85.5	(1.6)	(39.5)	80.9	42.0
Interest expense, net	82.3	64.5	83.1	135.2	152.4	27.8	46.7
Depreciation and amortization	93.5	89.3	88.0	85.4	87.2	51.1	45.2
Restructuring and other severance costs	17.5	35.3	11.4	2.7	6.9	5.6	8.6

Equity investment adjustments	—	—	—	—	—	5.2	—

Systems/organization establishment expenses	2.2	2.0	0.8	1.0	0.8	1.4	1.2
Acquisition and disposal costs	8.9	(2.1)	0.3	1.1	0.2	1.6	3.5

Loss on early extinguishment/modification of debt	15.5	12.0	16.6	1.6	26.6	—	—
Asset write-downs and other	4.1	0.3	0.9	8.4	2.1	1.7	4.7
Gain on previously held equity interest	(16.0)	—	—	—	—	—	—

Foreign exchange loss (gain) on financing activities, net	67.1	10.3	(3.2)	1.3	(15.5)	(5.8)	10.5
Other	2.8	1.4	0.6	(0.2)	2.8	—	1.1

Total Adjusted EBITDA from continuing operations	$323.3	$321.1	$284.0	$234.9	$224.0	$169.5	$163.5

	As of December 31,					As of June 30,
($ in millions)	2013	2012	2011	2010	2009	2014
Balance sheet data:
Cash and cash equivalents	$1,522.8	$1,266.1	$315.2	$316.1	$264.0	$696.3
Property, plant and equipment, net	842.8	719.6	655.5	607.4	630.7	884.4
Total assets	5,532.3	6,013.6	4,580.8	4,723.4	4,793.0	5,257.6

Total long-term debt, including current portion	1,295.4	2,219.8	1,410.8	1,839.9	2,116.3	1,292.3
Total equity	3,049.2	1,875.7	1,629.4	1,322.7	1,129.5	2,805.3

Selected Unaudited Pro Forma Condensed Combined Financial Data of Albemarle and Rockwood

The following unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the merger. The unaudited pro forma condensed combined balance sheet is based on the individual historical consolidated balance sheets of Albemarle and Rockwood as of June 30, 2014, and has been prepared to reflect the merger as if it occurred on June 30, 2014. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2013 and the six months ended June 30, 2014 combines the historical results of operations of Albemarle and Rockwood, giving effect to the merger as if it occurred on January 1, 2013.

These unaudited pro forma condensed combined financial statements are for informational purposes only. They do not purport to indicate the results that would actually have been obtained had the merger been completed on the assumed date or for the periods presented, or which may be realized in the future. A final determination of the fair value of Rockwood’s assets and liabilities will be based on the actual net tangible and intangible assets and liabilities of Rockwood that exist as of the date of completion of the merger and, therefore, cannot be made prior to that date. Additionally, the value of the portion of the merger consideration to be paid in shares of Albemarle common stock will be determined based on the trading price of Albemarle common stock at the time of the completion of the merger. Accordingly, the accompanying unaudited pro forma purchase price allocation is preliminary and is subject to further adjustments as additional information becomes available and as additional analyses are performed. The preliminary unaudited pro forma purchase price allocation has been made solely for the purpose of preparing the accompanying unaudited pro forma condensed combined financial statements. There can be no assurance that such finalization will not result in material changes from the preliminary purchase price allocation included in the accompanying unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined financial statements should be read in conjunction with: (1) the accompanying notes to the unaudited pro forma condensed combined financial statements beginning on page 138; (2) Albemarle’s audited consolidated financial statements and related notes thereto contained in its Current Report on Form 8-K which was filed on August 8, 2014, to recast certain portions of Albemarle’s Annual Report on Form 10-K for the year ended December 31, 2013 to reflect the antioxidant, ibuprofen and propofol businesses as discontinued operations and to reflect a change in reportable segments which became effective on January 1, 2014, and Albemarle’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014; and (3) Rockwood’s audited consolidated financial statements and related notes thereto contained in its Annual Report on Form 10-K for the year ended December 31, 2013 and Rockwood’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014.

	Six Months Ended	Year Ended
($ in millions, except per share data)	June 30, 2014	December 31, 2013
Net sales	$1,921.4	$3,772.1
Operating income	$255.1	$718.3
Net income from continuing operations	$175.9	$423.1
Earnings per share, Basic	$1.54	$3.52
Earnings per share, Diluted	$1.53	$3.49

($ in millions)	June 30, 2014
Total Current Assets	$1,759.2
Property, plant and equipment, net	$2,803.1
Goodwill	$2,590.7
Total Assets	$10,029.2
Long-term debt, including current portion	$3,960.4
Total equity	$3,725.7

Unaudited Comparative Per Share Data

Presented below are Albemarle’s and Rockwood’s historical per share data for the six months ended June 30, 2014 and the year ended December 31, 2013 and unaudited pro forma combined per share data for the six months ended June 30, 2014 and the year ended December 31, 2013. This information should be read together with the consolidated financial statements and related notes of Albemarle and Rockwood that are incorporated by reference in this joint proxy statement/prospectus and with the unaudited pro forma combined condensed financial information included under “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 133. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the beginning of the periods presented, nor is it necessarily indicative of the future operating results or financial position of the combined company. The historical book value per share is computed by dividing total shareholders’ equity by the number of shares of common stock outstanding at the end of the period. The pro forma income per share of the combined company is computed by dividing the pro forma income by the pro forma weighted average number of shares outstanding. The pro forma book value per share of the combined company is computed by dividing total pro forma shareholders’ equity by the pro forma number of shares of common stock outstanding at the end of the period. The Rockwood unaudited pro forma equivalent per share financial information is computed by multiplying the Albemarle unaudited pro forma combined per share amounts by the exchange ratio (0.4803 of a share of Albemarle common stock for each share of Rockwood common stock). The Rockwood pro forma equivalent per share amounts assume each Rockwood shareholder receives the merger consideration only in the form of Albemarle common stock. This presentation portrays the equivalent pro forma earnings, dividends and book value per share for one share of Rockwood common stock, and does not take into account the $50.65 cash payment by Albemarle for each share of Rockwood common stock at the time of the merger. Book value per share amounts are not calculated for December 31, 2013 on a pro forma basis as purchase accounting adjustments in the unaudited pro forma statements have been estimated only as of June 30, 2014.

	Six Months Ended	Year Ended
Albemarle – Pro Forma	June 30, 2014	December 31, 2013
Net income from continuing operations ($ millions)	$175.9	$423.1
Basic income from continuing operations per share	$1.54	$3.52
Diluted income from continuing operations per share	$1.53	$3.49
Book value per share as of June 30, 2014	$32.05	N/A

	Six Months Ended	Year Ended
Albemarle – Historical	June 30, 2014	December 31, 2013
Net income from continuing operations ($ millions)	$155.4	$435.7
Basic income from continuing operations per share	$1.96	$5.20
Diluted income from continuing operations per share	$1.95	$5.17
Book value per share as of June 30, 2014	$19.21	$20.33

	Six Months Ended	Year Ended
Rockwood – Historical	June 30, 2014	December 31, 2013
Net income from continuing operations ($ millions)	$55.8	$55.4
Basic income from continuing operations per share	$0.76	$0.73
Diluted income from continuing operations per share	$0.75	$0.72
Book value per share as of June 30, 2014	$37.20	$39.19

	Six Months Ended	Year Ended
Rockwood Equivalent Pro Forma	June 30, 2014	December 31, 2013
Net income from continuing operations ($ millions)	N/A	N/A
Basic income from continuing operations per share	$0.74	$1.69
Diluted income from continuing operations per share	$0.73	$1.67
Book value per share as of June 30, 2014	$15.39	$ N/A

Market Prices and Dividend Information

Albemarle common stock is listed for trading on the NYSE under the symbol “ALB” and Rockwood common stock is listed for trading on the NYSE under the symbol “ROC.”

The following table presents the closing prices of shares of Albemarle common stock and shares of Rockwood common stock, as reported on the NYSE on:

•	July 14, 2014, the last full trading day prior to the public announcement of the merger agreement; and

•	August 26, 2014, the latest practicable date prior to mailing this joint proxy statement/prospectus;

the table also presents the equivalent value of the merger consideration per share of Rockwood common stock on those dates:

	Albemarle Common Stock	Rockwood Common Stock	Equivalent Price Per Share of Rockwood Common Stock (1)
July 14, 2014	$72.62	$75.70	$85.53
August 26, 2014	$62.34	$79.70	$80.59

(1)	Reflects the market value of the merger consideration per share of Rockwood common stock, calculated by adding (a) the cash portion of the consideration, or $50.65, plus (b) the closing price of Albemarle common stock as of the specified date multiplied by the exchange ratio of 0.4803.

The market prices of Albemarle common stock and Rockwood common stock will fluctuate prior to the completion of the merger. You should obtain current market quotations for the shares.

Albemarle has paid regular quarterly cash dividends on its common stock since March 1994. Since 2012, Albemarle’s dividend has increased from $0.20 per share to $0.275 per share. Rockwood has paid regular quarterly cash dividends on its common stock since June 2012, increasing during that time period from $0.35 per share to $0.45 per share. Under the terms of the merger agreement, during the period before the completion of the merger, Albemarle and Rockwood are prohibited from paying any dividends other than regular quarterly cash dividends paid in accordance with the companies’ historical practice over the past twelve months. Any such quarterly dividend to be paid by Albemarle may not exceed $0.275 per share, in the case of any dividend with a record date on or prior to December 31, 2014, and $0.30 per share, in the case of any dividend with a record date on or after January 1, 2015. Any quarterly dividend to be paid by Rockwood may not exceed $0.45 per share.

Financing

The obligations of Albemarle and Merger Sub under the merger agreement are not subject to any conditions regarding their ability to finance, or obtain financing for, the transactions contemplated by the merger agreement, and they are obligated under the merger agreement to have sufficient funds available to satisfy their obligations under the merger agreement. Albemarle has obtained financing commitments for financing in order to pay (i) the cash consideration payable in connection with the merger and (ii) related fees and expenses.

Albemarle’s financing commitments consist of the following:

•	Up to $1.15 billion in commitments for a senior unsecured 60-day cash bridge facility; and

•	Up to $2.7 billion in commitments for a senior unsecured 364-day bridge facility, to be provided if, prior to the completion date of the merger, (i) credit documentation with respect to a $1.0 billion senior unsecured term loan does not become effective or (ii) Albemarle has not received gross proceeds of up to $1.7 billion from the issuance and sale of new senior unsecured notes.

Albemarle intends to enter into definitive documentation for the financing on or prior to the completion of the merger. On August 15, 2014, Albemarle entered into a term loan credit agreement providing for a tranche of senior unsecured term loans in an aggregate amount of $1.0 billion in connection with the merger, and amended its existing five-year, revolving, unsecured credit facility to, among other things, increase the maximum leverage ratio that the Albemarle is permitted to maintain to 4.50 times consolidated EBITDA (calculated to include cost synergies related to the merger reasonably expected to be realized within 12 months of the completion of the merger up to 5% of consolidated EBITDA) for the first four quarters following the completion of the merger, stepping down by 0.25 on a quarterly basis thereafter until reaching 3.50 times consolidated EBITDA.

In addition, prior to the completion of the merger, if requested by Albemarle, Rockwood may solicit the consents of holders of Rockwood’s existing senior notes, which are expected to remain outstanding following the merger, to effect certain amendments to the indenture governing the notes.

For more information, see “Financing relating to the Merger” beginning on page 106.

RISK FACTORS

In addition to the other information included and incorporated by reference in this joint proxy statement/prospectus, Albemarle shareholders and Rockwood shareholders should consider carefully the matters described below in determining whether to approve the Albemarle share issuance or to adopt the merger agreement, as applicable, and the other related matters described in this joint proxy statement/prospectus.

Risks Related to the Merger

We cannot provide any assurance that the merger will be completed.

The completion of the merger is subject to customary closing conditions described in the merger agreement, including, among others, (i) adoption by Rockwood shareholders of the merger agreement, (ii) approval by Albemarle shareholders of the Albemarle share issuance, (iii) obtaining antitrust and other regulatory approval in the United States and certain other jurisdictions and (iv) the absence of any event, change, condition, occurrence or effect that, individually or in the aggregate, has or would reasonably be expected to have, a material adverse effect on Rockwood’s or Albemarle’s business. See “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 112.

Although each of Rockwood and Albemarle has agreed in the merger agreement to use its reasonable best efforts to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its subsidiaries with respect to the merger, these and other conditions to the merger may not be satisfied. In addition, satisfying the conditions to the merger may take longer than, and could cost more than, Albemarle and Rockwood expect. Any delay in completing the merger may adversely affect the benefits that Rockwood and Albemarle expect to achieve from the merger and the integration of their businesses.

The exchange ratio is fixed and will not be adjusted for changes affecting the market price of either Albemarle common stock or Rockwood common stock. Because the market value of Albemarle common stock may fluctuate, Rockwood shareholders cannot be sure of the market value of the stock portion of the merger consideration they will receive in the merger.

The stock portion of the merger consideration that Rockwood shareholders will receive is a fixed number of shares of Albemarle common stock; it is not a number of shares with a particular fixed market value. See “The Merger—Merger Consideration” beginning on page 93. The market value of Albemarle common stock and Rockwood common stock at the effective time of the merger may vary significantly from their respective values on the date the merger agreement was executed or at other later dates, including the date on which Rockwood shareholders vote on the adoption of the merger agreement. Because the exchange ratio relating to the stock portion of the merger consideration will not be adjusted to reflect any changes in the market value of Albemarle common stock or Rockwood common stock, the market value of the Albemarle common stock issued in connection with the merger and the Rockwood common stock converted in connection with the merger may be higher or lower than the values of those shares on earlier dates. Stock price changes may result from a variety of factors, including changes in the business, operations or prospects of Albemarle or Rockwood, regulatory considerations, and general business, market, industry or economic conditions.

Neither Albemarle nor Rockwood is permitted to terminate the merger agreement solely because of changes in the market price of either party’s respective common stock. However, each of the Albemarle board of directors and the Rockwood board of directors may withdraw its recommendation to their respective shareholders that they approve the Albemarle share issuance or adopt the merger agreement, as applicable, if such board of directors determines in good faith, after consultation with its outside legal counsel, that the failure to take such action could reasonably be expected to be inconsistent with its fiduciary duties under applicable law. See “The Merger Agreement—No Solicitation—Board Recommendation Change” beginning on page 116.

The merger is subject to the receipt of consents and clearances from regulatory authorities that may impose conditions that could have an adverse effect on Albemarle, Rockwood or the combined company following the merger or, if not obtained, could prevent the completion of the merger.

Before the merger may be completed, applicable waiting periods must expire or terminate under antitrust and competition laws and clearances or approvals must be obtained from various regulatory entities. In deciding whether to grant antitrust or regulatory clearances, the relevant governmental entities will consider the effect of the merger on competition within their relevant jurisdiction. The terms and conditions of the approvals that are granted may impose requirements, limitations or costs or place restrictions on the conduct of the combined company’s business. Despite the parties’ commitments to use their reasonable best effort to comply with conditions imposed by regulatory entities, under the terms of the merger agreement, Albemarle and Rockwood will not be required to take actions that would reasonably be expected to have a material adverse effect on the business of Albemarle or Rockwood as the surviving corporation after the merger. See “The Merger Agreement—Additional Terms—Reasonable Best Efforts” beginning on page 125. There can be no assurance that regulators will not impose conditions, terms, obligations or restrictions and that such conditions, terms, obligations or restrictions will not have the effect of delaying the completion of the merger, imposing additional material costs on or materially limiting the revenues of the combined company following the merger or otherwise reduce the anticipated benefits of the merger if the merger were consummated successfully within the expected timeframe. In addition, neither Albemarle nor Rockwood can provide assurance that any such conditions, terms, obligations or restrictions will not result in the delay or abandonment of the merger. Additionally, the completion of the merger is conditioned on the absence of certain restraining orders or injunctions by judgment, court order or law that would prohibit the completion of the merger. For a more detailed description of the regulatory review process, please see the section titled “The Merger—Regulatory Matters” beginning on page 100.

Albemarle’s inability to satisfy and comply with conditions under its existing financing arrangements or raise additional or replacement financing could delay or prevent the completion of the merger.

The obligations of Albemarle and Merger Sub under the merger agreement are not subject to any conditions regarding their ability to finance, or obtain financing for, the transactions contemplated by the merger agreement, and they are obligated under the merger agreement to have sufficient funds available to satisfy their obligations under the merger agreement. If Albemarle is unable to satisfy the conditions required under its financing commitments or any definitive financing documentation, Albemarle may not have available the funds necessary to fund the cash portion of the merger consideration. In addition, one or more financing sources under the financing commitments may default on its obligation to provide the financing and that the commitments of any such defaulting financing source may not be replaced on a timely basis. Any such failure to have available the necessary funds to fund the cash portion of the merger consideration could delay or prevent the completion of the merger. See “The Merger Agreement—Financing” beginning on page 127.

Albemarle and Rockwood will incur transaction and integration costs in connection with the merger.

Albemarle and Rockwood expect that they will incur significant, non-recurring costs in connection with consummating the merger. In addition, Albemarle will incur integration and restructuring costs following the completion of the merger as Albemarle integrates the businesses of the two companies. There can be no assurances that the expected benefits and efficiencies related to the integration of the businesses will be realized to offset these transaction, integration and restructuring costs over time. Albemarle and Rockwood may also incur additional costs to maintain employee morale and to retain key employees. Albemarle will also incur significant fees and expenses relating to the financing arrangements in connection with the merger. Albemarle and Rockwood will also incur significant legal, financial advisor, accounting, banking and consulting fees, fees relating to regulatory filings and notices, SEC filing fees, printing and mailing fees and other costs associated with the merger. Some of these costs are payable regardless of whether the merger is completed. See “The Merger Agreement—Payment of Certain Fees and Expenses” beginning on page 119.

Rockwood may not be able to complete its divestiture of the Rockwood pigments business prior to the completion of the merger or at all, and, if so, Albemarle may not be able to use the proceeds of the divestiture to repay a portion of its financing for the merger.

Rockwood may not be able to complete the divestiture of its titanium dioxide pigments, color pigments and services, timber treatment chemicals, rubber/thermoplastics compounding and water chemistry businesses (which we refer to in this joint proxy statement/prospectus as the Rockwood pigments business) prior to the completion of the merger or at all. Rockwood entered into a definitive agreement (which we refer to in this joint proxy statement/prospectus as the pigments business disposition agreement) to sell the Rockwood pigments business, which it considers a non-core business, in September 2013. The completion of this disposition is subject to, among other things, the approval by the European Commission. The transaction is currently in phase II review by the European Commission. The transaction has not yet closed and there can be no assurance whether approval of the antitrust authorities will be obtained.

The obligations of Albemarle and Merger Sub under the merger agreement are not subject to any conditions regarding the closing of the divestiture of the Rockwood pigments business. Albemarle anticipates using the proceeds of the divestiture of the Rockwood pigments business to repay a portion of its financing for the merger. If the Rockwood pigments business is not divested prior to the completion of the merger, Albemarle expects to continue seeking to divest the Rockwood pigments business following the merger to repay the financing. However, if the Rockwood pigments business is not divested pursuant to the pigments business disposition agreement, no assurances can be given that Albemarle will be able to negotiate a divestiture transaction with another party on terms comparable to the terms of the pigments business disposition agreement.

The merger agreement restricts Albemarle’s and Rockwood’s conduct of business prior to the completion of the merger and limits both parties’ ability to pursue an alternative acquisition proposal to the merger.

Under the merger agreement, Albemarle and Rockwood are subject to certain restrictions on the conduct of their respective businesses prior to completing the merger, which restrictions may adversely affect Albemarle’s and Rockwood’s ability to exercise certain of their respective business strategies. See “The Merger Agreement—Conduct of Business Pending the Merger” beginning on page 120. These restrictions may prevent Albemarle and Rockwood from pursuing otherwise attractive business opportunities and making other changes to their respective businesses prior to the completion of the merger or termination of the merger agreement.

In addition, the merger agreement prohibits Albemarle and Rockwood from (A) soliciting or, subject to certain exceptions set forth in the merger agreement, knowingly facilitating or encouraging any inquiry or proposal relating to alternative business combination transactions, or (B) subject to certain exceptions set forth in the merger agreement, engaging in discussions or negotiations regarding, or providing any nonpublic information in connection with, proposals relating to alternative business combination transactions. See “The Merger Agreement—No Solicitation” beginning on page 115. In certain circumstances, upon termination of the merger agreement, Albemarle or Rockwood will be required to pay a termination fee of $300 million or $180 million, respectively, to the other party and/or to reimburse the other party for its transaction-related expenses, subject to a $25 million limit, if the merger is not consummated (provided that the amount of any expenses paid by either Albemarle or Rockwood to the other party will be credited against any termination fee to be paid by such party if the termination fee subsequently becomes payable). See “The Merger Agreement—Payment of Certain Fees and Expenses” beginning on page 119. These provisions, while reasonable in light of comparable transactions and the overall terms of the merger agreement, may limit Albemarle’s and Rockwood’s respective ability to pursue offers from third parties that could result in greater value to their respective shareholders than the value resulting from the merger. The termination fee may also discourage third parties from pursuing an alternative acquisition proposal with respect to Albemarle or Rockwood, or might result in third parties proposing to pay a lower value per share to acquire Rockwood or Albemarle than it might otherwise have been willing to pay.

While the merger is pending, Albemarle and Rockwood will be subject to business uncertainties that could adversely affect their businesses.

Uncertainty about the effect of the merger on employees, customers and suppliers may have an adverse effect on Albemarle and Rockwood. These uncertainties may impair Albemarle’s and Rockwood’s ability to attract, retain and motivate key personnel until the merger is consummated and for a period of time thereafter, and could cause both parties’ respective customers, suppliers and other business partners to delay or defer certain business decisions or to seek to change existing business relationships with Albemarle or Rockwood. Employee retention may be particularly challenging during the pendency of the merger because employees may experience uncertainty about their future roles with the combined company. If, despite Albemarle’s and Rockwood’s retention efforts, key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the companies as combined, Albemarle’s and Rockwood’s businesses could be seriously harmed. Any delay in completing the merger may further increase such uncertainties and the adverse effects related thereto.

If the merger is not completed by May 15, 2015, either Albemarle or Rockwood may choose not to proceed with the merger.

Either Albemarle or Rockwood may terminate the merger agreement if the merger has not been completed by May 15, 2015, unless the failure of the merger to have been completed by such date was primarily caused by the failure of the party seeking to terminate the merger agreement to have performed in all material respects its obligations under the merger agreement. See “The Merger Agreement—Termination of the Merger Agreement” beginning on page 117.

Failure to complete the merger could materially and adversely impact the financial conditions, results of operations and stock prices of Albemarle and Rockwood.

As described above, the conditions to the completion of the merger may not be satisfied. If the merger is not completed for any reason, Albemarle and Rockwood will be subject to several risks, including the following:

•	being required to pay a termination fee of $300 million or $180 million, respectively, under certain circumstances provided in the merger agreement (see “The Merger Agreement—Payment of Certain Fees and Expenses” beginning on page 119);

•	being required to reimburse the other party for certain fees and expenses relating to the merger, such as legal, financial advisor, accounting, banking, consulting and printing fees and expenses up to $25 million (provided that the amount of any expenses paid by either Albemarle or Rockwood to the other party will be credited against any termination fee to be paid by such party if the termination fee subsequently becomes payable), under certain circumstances provided in the merger agreement (see “The Merger Agreement—Payment of Certain Fees and Expenses” beginning on page 119);

•	having had the focus of their respective management diverted from day-to-day operations and other opportunities that could have been beneficial to Albemarle or Rockwood;

•	the market prices of Albemarle common stock and Rockwood common stock might decline to the extent that the current market prices reflect a market assumption that the merger would be completed;

•	customers and suppliers may seek to modify their respective relationships with Albemarle or Rockwood and both companies’ ability to attract new employees and retain existing employees may be harmed by uncertainties associated with the merger;

•	being subject to potential litigations related to a failure to complete the merger or to enforce their respective obligations under the merger agreement; and

•	if Albemarle or Rockwood seeks out another merger or business combination following termination of the merger agreement, it may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the merger.

Any such events could have a material adverse impact on Albemarle’s or Rockwood’s financial condition, results of operations and stock price.

The directors and executive officers of Rockwood may have certain interests in the merger that may be different from, or in addition to, the interests of Rockwood shareholders.

In considering the information in this joint proxy statement/prospectus, you should be aware that certain of the directors and executive officers of Rockwood may have certain interests in the merger that differ from, or are in addition to, the interests of Rockwood shareholders. These interests include, but are not limited to, the following:

•	the treatment of performance-based equity awards held by certain directors and executive officers of Rockwood, including the conversion of their performance-based restricted stock unit awards into the right to receive a cash amount, the payment of which will be accelerated upon a termination of the award recipient’s employment by the surviving corporation without cause or if the award recipient resigns employment for good reason following a change in control;

•	the potential payment of retention, severance and other benefits to executive officers of Rockwood;

•	continued eligibility to earn annual bonus payments;

•	the potential payment of tax gross-ups to certain of Rockwood’s executive officers; and

•	the continuation of certain rights to indemnification and expense advancement and of coverage under directors’ and officers’ liability insurance policies following the completion of the merger.

In addition, up to three current directors of Rockwood may be designated by Rockwood to serve on the Albemarle board of directors after the completion of the merger. The Rockwood board of directors was aware of these interests at the time it approved the merger agreement. These interests may cause Rockwood’s directors and executive officers to view the proposal regarding the merger differently and more favorably than you may view it. See “The Merger—Interests of Rockwood Directors and Executive Officers in the Merger” beginning on page 86.

Chilean capital gain tax may apply to Rockwood shareholders, if any, that, along with persons related to them (within the meaning of “related persons” described in “The Merger—Chilean Tax Considerations” beginning on page 99), are treated as transferring 10 percent or more of the outstanding Rockwood common stock.

In 2012, Chile enacted indirect transfer rules that, effective January 1, 2013, impose, in certain circumstances, a tax on the transfer of shares of a non-Chilean corporation, like Rockwood, that owns one or more Chilean subsidiaries. Broadly, under these rules, the exchange of shares of Rockwood common stock for merger consideration may be taxable to a holder that, along with persons related to that holder (within the meaning of “related persons” described in “The Merger—Chilean Tax Considerations” beginning on page 99), transfers 10% or more of the outstanding shares of Rockwood common stock during the 12-month period ending on the date the merger is completed, provided the Chilean subsidiaries of Rockwood have a fair market value in excess of a certain specified threshold. In a case where the 10% transfer threshold is met, the exchange agent (or other applicable withholding agent) may be required to provisionally withhold from the merger consideration paid to the Rockwood shareholder an amount equal to a percentage of the merger consideration attributable to the value of the Chilean assets of Rockwood. There is uncertainty relating to the application by Chilean authorities of the indirect transfer rules on certain shareholders’ exchange of shares of Rockwood common stock. Rockwood shareholders that may incur tax under these indirect transfer rules should consult with a Chilean tax advisor regarding the application of the rules to them. See “The Merger—Chilean Tax Considerations” beginning on page 99.

Lawsuits have been filed against Rockwood, members of the Rockwood board of directors, Albemarle and Merger Sub challenging the merger, and additional lawsuits may be filed; an adverse ruling in any of such lawsuits may prevent the merger from becoming effective or from becoming effective within the expected timeframe.

Rockwood, members of the Rockwood board of directors, Albemarle and Merger Sub are named as defendants in certain lawsuits brought by and on behalf of Rockwood shareholders challenging the merger, seeking, among other things, to enjoin the defendants from completing the merger on the agreed-upon terms, as well as damages. See “Certain Litigation” beginning on page 109. If the plaintiffs are successful in obtaining an injunction prohibiting the defendants from completing the merger on the agreed upon terms, then such injunction may prevent the merger from becoming effective within the expected timeframe or at all. If the completion of the merger is prevented or delayed, it could result in substantial costs to Albemarle and Rockwood. In addition, Albemarle and Rockwood could incur significant costs in connection with the lawsuits, including costs associated with the indemnification of Rockwood’s directors and officers.

Risks Related to the Combined Company

The market price of Albemarle common stock after the merger may be affected by factors different from those currently affecting the prices of Albemarle common stock and Rockwood common stock.

The businesses of Albemarle and Rockwood differ in many respects. As such, many of the factors affecting Albemarle’s results of operations and stock price are different from those affecting Rockwood’s results of operations and stock price. Additionally, Albemarle’s results of operations and the market price of Albemarle common stock after the merger may be affected by factors different from those currently affecting the independent results of operations and stock prices of each of Albemarle’s and Rockwood’s common stock prior to the merger. For a discussion of Albemarle’s and Rockwood’s businesses and operations and the risks associated therewith, see the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the documents incorporated by reference in this joint proxy statement/prospectus and referred to under “Where You Can Find More Information” beginning on page 167.

Albemarle will incur substantial additional indebtedness in connection with financing the merger.

The indebtedness of Albemarle and Rockwood as of June 30, 2014 was approximately $1.1 billion and $1.3 billion, respectively. If the merger had been completed on June 30, 2014, Albemarle would have had $4.0 billion of indebtedness on a pro forma consolidated basis. See “Unaudited Pro Forma Condensed Consolidated Financial Statements” beginning on page 133. As a result, following the merger, Albemarle, on a consolidated basis, will have substantial additional indebtedness and related debt service obligations. This additional indebtedness and related debt service obligations could have important consequences, including:

•	reducing flexibility in planning for, or reacting to, changes in Albemarle’s businesses, the competitive environment and the industries in which it operates, and to technological and other changes;

•	lowering credit ratings;

•	reducing access to capital and increasing borrowing costs generally or for any additional indebtedness to finance future operating and capital expenses and for general corporate purposes;

•	reducing funds available for operations, capital expenditures and other activities.

•	creating competitive disadvantages relative to other companies with lower debt levels.

If the Rockwood notes are not rated investment grade following the merger, the issuer of the Rockwood notes and its restricted subsidiaries will be subject to the restrictive covenants in the indenture governing the Rockwood notes and the Rockwood subsidiary guarantees will remain in effect.

The indenture governing Rockwood’s existing 4.625% senior notes due 2020 (which we refer to in this joint proxy statement/prospectus as the Rockwood notes) provides that if the Rockwood notes are rated investment grade, many of the restrictive covenants contained in the indenture and the guarantees by certain of Rockwood’s subsidiaries will cease to be in effect. If the Rockwood notes are not rated investment grade following the merger, the issuer of the Rockwood notes and its restricted subsidiaries will continue to be subject to the restrictive covenants that are currently applicable and the subsidiary guarantees will remain in effect. These covenants include restrictions on the incurrence of indebtedness and the making of dividends and other restricted payments. If the covenants and guarantees remain in effect, Albemarle’s ability to operate, finance and integrate the Rockwood businesses could be adversely affected, which could result in Albemarle not receiving all of the anticipated benefits of the merger.

If the Rockwood notes are downgraded in connection with the merger, Albemarle will be required to offer to repurchase the Rockwood notes.

The indenture governing the Rockwood notes requires the issuer to offer to repurchase the notes at 101% of their principal amount (plus accrued and unpaid interest) if the notes receive certain ratings downgrades in connection with a change of control transaction. If, in connection with the merger, the Rockwood notes are downgraded, the requirement to make a change of control repurchase offer would be triggered. In such an event, it is possible that Albemarle may not have access to sufficient financing to repurchase all of the Rockwood notes tendered in the change of control repurchase offer, or that any such financing may not be on favorable terms. Albemarle has not obtained financing commitments to fund a change of control repurchase offer.

If the merger is completed, the combined company may not be able to successfully integrate the businesses of Rockwood and Albemarle and therefore may not be able to realize the anticipated benefits of the merger.

Realization of the anticipated benefits in the merger will depend, in part, on the combined company’s ability to successfully integrate the businesses and operations of Albemarle and Rockwood. The combined company will be required to devote significant management attention and resources to integrating its business practices, operations and support functions. The success of the combined company after the merger will also depend in part upon the ability of Albemarle and Rockwood to retain key employees of both companies during the periods before and after the merger is completed. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and the integration of the two companies’ operations could have an adverse effect on the business, financial results, financial condition or stock price of Albemarle following the merger. The integration process may also result in additional and unforeseen expenses. There can be no assurance that the contemplated synergies anticipated from the merger will be realized. If the combined company is not successfully integrated, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected. There can be no assurances that the expected benefits and efficiencies related to the integration of the businesses will be realized to offset the integration and restructuring costs over time.

The unaudited pro forma financial information included in this joint proxy statement/prospectus may not be indicative of what the combined company’s actual financial position or results of operations would have been.

The unaudited pro forma financial information in this joint proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial position or results of operations would have been had the merger been completed on the date(s) indicated. The preparation of the pro forma financial information is based upon available information and certain assumptions and estimates that Albemarle and Rockwood currently believe are reasonable, including assumptions with respect to the closing of the divestiture of the Rockwood pigments business. The unaudited pro forma financial information reflects adjustments, which are based upon preliminary estimates, to allocate the purchase price to Rockwood’s net assets. The purchase price allocation reflected in this joint proxy statement/prospectus is preliminary, and the final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Rockwood as of the date of the completion of the merger. In addition, subsequent to the completion of the merger, there may be further refinements of the purchase price allocation as additional information becomes available. Accordingly, the final purchase accounting adjustments may differ materially from the pro forma adjustments reflected in this joint proxy statement/prospectus. See “Unaudited Pro Forma Condensed Consolidated Financial Statements” beginning on page 133.

Albemarle shareholders will have a reduced ownership and voting interest in Albemarle after the merger and will exercise less influence over the board of directors, management and policies of Albemarle.

Albemarle shareholders currently have the right to vote in the election of the Albemarle board of directors and on other matters affecting Albemarle. Upon the completion of the merger, each Albemarle shareholder’s percentage ownership of Albemarle will be smaller than such shareholder’s percentage ownership of Albemarle prior to the merger. After the merger, the current shareholders of Albemarle, as a group, will own shares constituting approximately 70% of Albemarle common stock expected to be outstanding immediately after the merger. Because of this, current Albemarle shareholders, as a group, may have less influence on the board of directors, management and policies of Albemarle than they now have on the board of directors, management and policies of Albemarle.

Rockwood shareholders will have an ownership and voting interest in Albemarle after the merger that is smaller than their current ownership and voting interest in Rockwood and will exercise less influence over the board of directors, management and policies of Albemarle than they did over the board of directors, management and policies of Rockwood.

Rockwood shareholders currently have the right to vote in the election of the Rockwood board of directors and on other matters affecting Rockwood. Upon the completion of the merger, each Rockwood shareholder will become a shareholder of Albemarle with a percentage ownership of Albemarle that is smaller than such shareholder’s percentage ownership of Rockwood. Additionally, only three out of eleven members of the Albemarle board of directors will be designated by Rockwood after the completion of the merger. The shareholders of Rockwood, as a group, will receive shares in the merger constituting approximately 30% of Albemarle common stock expected to be outstanding immediately after the merger. Because of this, current Rockwood shareholders, as a group, will have less influence on the board of directors, management and policies of Albemarle (as the combined company following the merger) than they now have on the board of directors, management and policies of Rockwood.

Rockwood shareholders will become shareholders of a Virginia corporation and will have their rights as shareholders governed by Albemarle’s organizational documents and Virginia law.

As a result of the completion of the merger, holders of Rockwood common stock and stock options will become holders of Albemarle common stock and stock options, which will be governed by Albemarle’s organizational documents and the Virginia Stock Corporation Act. As a result, there will be differences between the rights currently enjoyed by Rockwood shareholders and the rights they expect to have as shareholders of the combined company. See “Comparison of Shareholders’ Rights” beginning on page 152.

Additional Risks Relating to Albemarle and Rockwood after the Merger

Albemarle’s and Rockwood’s businesses are, and will continue to be, subject to the risks described in (i) Part I, Item 1A in Albemarle’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and (ii) Part I, Item 1A in Rockwood’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, in each case, as such risks may be updated or supplemented in each company’s subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 167.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations and business of Albemarle, Rockwood and the combined businesses of Albemarle and Rockwood and with respect to the transaction and the anticipated consequences and benefits of the transaction, the targeted completion date for the transaction, product development, changes in productivity, market trends, price, expected growth and earnings, cash flow generation, costs and cost synergies, portfolio diversification, economic trends, outlook and all other information relating to matters that are not historical fact.

These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate,” “target,” “expect,” “estimate,” “intend,” “plan,” “goal,” “believe,” “hope,” “aim,” “continue,” “will,” “may,” “would,” “could” or “should” or other words of similar meaning or the negative thereof. Such statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of Albemarle or Rockwood to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, without limitation:

•	the receipt of necessary shareholder approvals;

•	the receipt and timing of necessary regulatory approvals;

•	the ability to finance the transaction;

•	changes in credit ratings;

•	the ability to successfully operate and integrate Rockwood’s operations and realize estimated synergies;

•	changes caused by the announcement or pendency of the transactions contemplated by the merger agreement;

•	the pendency of the Pigments Sale or the consummation thereof;

•	changes in economic and business conditions;

•	changes in financial and operating performance of major customers and industries and markets served by Albemarle or Rockwood;

•	the timing of orders received from customers;

•	the gain or loss of significant customers;

•	competition from other manufacturers;

•	changes in the demand for products or the end-use markets in which products are sold;

•	hazards associated with chemicals manufacturing;

•	limitations or prohibitions on the manufacture and sale of products;

•	availability of raw materials;

•	changes in the cost of raw materials and energy;

•	technological changes affecting production of the companies’ materials;

•	changes in markets in general;

•	fluctuations in interest rates, exchange rates and currency values;

•	changes in laws and government regulation impacting operations or products;

•	the occurrence of claims or litigation;

•	the occurrence of natural disasters;

•	political unrest affecting the global economy in general or the jurisdictions in which Albemarle or Rockwood operate in particular;

•	political instability affecting manufacturing operations, joint ventures or customers’ operations;

•	changes in accounting standards;

•	changes in the jurisdictional mix of the earnings of Albemarle or Rockwood and changes in tax laws and rates;

•	volatility and substantial uncertainties in the debt and equity markets;

•	technology or intellectual property infringement; and

•	decisions that Albemarle or Rockwood may make in the future.

In addition, certain factors that could cause actual results to differ materially from these forward-looking statements are listed from time to time in Albemarle’s SEC reports, including, but not limited to, in the section entitled “Item 1A. Risk Factors” in the Annual Report on Form 10-K filed by Albemarle with the SEC on February 25, 2014, and Rockwood’s SEC reports, including, but not limited to, in the section entitled “Item 1A. Risk Factors” in the Annual Report on Form 10-K filed by Rockwood with the SEC on March 4, 2014. These forward-looking statements speak only as of the date of this communication. Each of Albemarle and Rockwood expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

THE ALBEMARLE SPECIAL MEETING

Albemarle is furnishing this joint proxy statement/prospectus to Albemarle shareholders as of the Albemarle record date in connection with the solicitation of proxies from holders of shares of Albemarle common stock by the Albemarle board of directors for use at the Albemarle special meeting or at any adjournment or postponement thereof, for the purposes set forth in the accompanying notice of the Albemarle special meeting.

Date, Time and Place

The Albemarle special meeting will be held on [DATE] at [TIME], local time, at Albemarle’s offices located at 451 Florida Street, Baton Rouge, Louisiana 70801, unless adjourned or postponed.

Purpose of the Special Meeting

The purpose of the Albemarle special meeting is for Albemarle shareholders to consider and vote on a proposal to approve the Albemarle share issuance, and a proposal to approve the adjournment of the Albemarle special meeting, if necessary or appropriate, including to permit further solicitation of proxies if there are not sufficient votes at the time of the Albemarle special meeting to approve the Albemarle share issuance. Only business that is stated in the Notice of Special Meeting of Shareholders may be conducted at the Albemarle special meeting. Any action may be taken on the items of business described below at the Albemarle special meeting on the date specified above, or on any date or dates to which, by original or later adjournment, the special meeting may be adjourned.

Proposal 1 — Approval of Albemarle Share Issuance

As discussed elsewhere in this joint proxy statement/prospectus, Albemarle shareholders will consider and vote on a proposal to approve the Albemarle share issuance. Albemarle shareholders must approve the Albemarle share issuance in order for the merger to occur. If Albemarle shareholders fail to approve the Albemarle share issuance, the merger will not occur.

Accordingly, we are asking Albemarle shareholders to vote to approve the Albemarle share issuance, either by attending the special meeting and voting in person or by submitting a proxy.

For the proposal to approve the Albemarle share issuance, you may vote “FOR” or “AGAINST” or “ABSTAIN.” Under NYSE rules, an abstention will have the same effect as voting “AGAINST” the Albemarle share issuance. If your shares are not present at the Albemarle special meeting, it will have no effect on the vote to approve the Albemarle share issuance (assuming a quorum is present).

Board Recommendation

The Albemarle board of directors unanimously (excluding one director who recused herself) recommends that you vote “FOR” the Albemarle share issuance.

Proposal 2 — Adjournment if Necessary or Appropriate, Including to Solicit Additional Proxies

The Albemarle special meeting may be adjourned to another time and place, if necessary or appropriate, including to permit further solicitation of proxies if there are not sufficient votes at the time of the Albemarle special meeting to approve the Albemarle share issuance.

Accordingly, we are asking Albemarle shareholders to vote in favor of any adjournment of the Albemarle special meeting, if necessary or appropriate, including to permit further solicitation of proxies if there are not sufficient votes at the time of the Albemarle special meeting to approve the Albemarle share issuance, either by attending the special meeting and voting in person or by submitting a proxy.

For the Albemarle adjournment proposal, you may vote “FOR” or “AGAINST” or “ABSTAIN.” If you abstain or if your shares are not present at the Albemarle special meeting, it will have no effect on the vote to approve the Albemarle adjournment proposal (whether or not a quorum is present).

Board Recommendation

The Albemarle board of directors unanimously (excluding one director who recused herself) recommends that you vote “FOR” the Albemarle adjournment proposal.

Record Date; Shares Entitled to Vote; Quorum

Only holders of record of Albemarle common stock at [TIME] on [DATE], the Albemarle record date, are entitled to notice of the Albemarle special meeting. Only holders of record of shares of Albemarle common stock as of the Albemarle record date are entitled to vote at the Albemarle special meeting or any adjournment thereof. Holders of record of shares of Albemarle common stock are entitled to one vote for each share of Albemarle common stock standing in such holder’s name on the books of Albemarle on the Albemarle record date on each matter submitted to a vote at the Albemarle special meeting. On the Albemarle record date, [—] shares of Albemarle common stock were issued and outstanding and held by approximately [—] holders of record.

If your shares of Albemarle common stock are held in your name, you have the right to vote in person at the meeting or to appoint a proxy to vote on your behalf. If your shares of Albemarle common stock are held in an account with a bank, broker or other nominee, you are considered the beneficial owner of such shares held in street name. As a beneficial owner, you may also attend the meeting. You may not, however, vote such shares held in street name unless you obtain a “proxy” from your bank, broker or other nominee that holds the shares, which gives you the right to vote the shares at the meeting.

A majority of the shares of Albemarle common stock outstanding and entitled to vote, represented in person or by proxy, will constitute a quorum for the transaction of business at the Albemarle special meeting. Once a share is represented for any purpose at the Albemarle special meeting, it will be deemed present for quorum purposes for the remainder of the Albemarle special meeting and for any adjournment of the Albemarle special meeting, unless a new voting record date is set for the Albemarle special meeting. Abstentions will be treated as present at the Albemarle special meeting for purposes of determining the presence or absence of a quorum for the transaction of all business. Because there can be no broker non-votes at the Albemarle special meeting, failure to provide instructions to your bank, broker or other nominee on how to vote will result in your shares not being counted as present at the meeting. The chairman of the Albemarle special meeting or a majority of the shares represented at the Albemarle special meeting may adjourn the meeting from time to time, without notice other than by announcement at the meeting, whether or not there is a quorum.

Vote Required

Approval of the Albemarle share issuance requires approval by a majority of the votes cast on the Albemarle share issuance at the Albemarle special meeting (assuming a quorum is present). Abstentions are considered votes cast and will have the same effect as votes “AGAINST” the Albemarle share issuance. Shares not present at the Albemarle special meeting are not considered votes cast and will have no effect on the outcome of the vote on the Albemarle share issuance (assuming a quorum is present).

Approval of the Albemarle adjournment proposal requires that the votes cast favoring the Albemarle adjournment proposal exceed the votes cast opposing the Albemarle adjournment proposal at the Albemarle special meeting (whether or not a quorum is present). Abstentions and shares not present at the Albemarle special meeting will have no effect on the outcome of the vote on the Albemarle adjournment proposal (whether or not a quorum is present).

Shares Owned by Albemarle Directors and Executive Officers

As of the Albemarle record date, directors and executive officers of Albemarle beneficially owned and were entitled to vote [—] shares of Albemarle common stock, which represented [—]% of the outstanding shares of Albemarle common stock entitled to vote at the Albemarle special meeting on such date. Each of the directors and executive officers of Albemarle has advised Albemarle that, as of the date hereof, he or she currently expects to vote his or her shares, or cause his or her shares to be voted, in favor of each of the Albemarle share issuance and the Albemarle adjournment proposal.

How to Vote

Albemarle shareholders may vote using any of the following methods:

By proxy via telephone or via the Internet

You may vote by proxy by calling the toll-free telephone number on your proxy card. Please have your proxy card available when you call. Easy-to-follow voice prompts allow you to submit a proxy for your shares and confirm that your instructions have been properly recorded.

Alternatively, you may vote by accessing the website indicated on your proxy card. Please have your proxy card available when you go online. As with telephone proxies, you can confirm that your instructions have been properly recorded. If you vote by proxy via the Internet, you can also request electronic delivery of any future proxy materials.

Telephone and Internet proxy facilities for Albemarle shareholders of record will be available as indicated on your proxy card. The availability of telephone and Internet proxies for beneficial owners will depend on the voting processes of your bank, broker or other nominee. Therefore, Albemarle recommends that you follow the voting instructions in the materials you receive from your bank, broker or other nominee.

By proxy via mail

If you received your Albemarle special meeting materials by mail, you may complete, sign and date the proxy card or voting instruction card and return it in the prepaid envelope. If you are an Albemarle shareholder of record and you return your signed proxy card but do not indicate your voting preferences, the persons named in the proxy card will vote the shares represented by that proxy “FOR” each of the proposals to be voted on at the Albemarle special meeting described in this joint proxy statement/prospectus, as recommended by the Albemarle board of directors.

In person at the Albemarle special meeting

All Albemarle shareholders as of the Albemarle record date may vote in person at the Albemarle special meeting. You may also be represented by another person at the Albemarle special meeting by executing a proper proxy designating that person. Please note that if you are a beneficial owner of shares of Albemarle common stock, you must obtain a legal proxy from your bank, broker or other nominee and present it to the inspectors of election with your ballot to be able to vote at the Albemarle special meeting.

By granting a proxy or submitting voting instructions

You may vote by granting a proxy to someone else or, for shares held in “street name,” by submitting voting instructions to your bank, broker or other nominee. Please note that if you hold your shares in street name, you must provide voting instructions to your bank, broker or other nominee in order for your shares to be represented at the special meeting.

Voting of Proxies

All shares of Albemarle common stock properly voted by proxy via the Internet or by telephone at or prior to [TIME] on [DATE] and all shares of Albemarle common stock represented by properly executed proxies received prior to or at the Albemarle special meeting and, in each case, not revoked, will be voted in accordance with the instructions so provided. If no specific instructions are given with respect to the proposals to be acted upon at the Albemarle special meeting, the persons named in the proxy card will vote the shares represented by that proxy “FOR” each of the proposals to be voted on at the Albemarle special meeting described in this joint proxy statement/prospectus, as recommended by the Albemarle board of directors. The foregoing proposals are the only items expected to be acted upon at the Albemarle special meeting. If a quorum is not present and there is a proposal to adjourn the Albemarle special meeting, the persons named in the proxy card solicited by Albemarle will have discretion to vote on such proposal. Under Virginia law, less than a quorum may adjourn the Albemarle special meeting.

A properly submitted proxy marked “ABSTAIN” is counted for purposes of determining whether there is a quorum and for purposes of determining the number of shares represented and entitled to vote at the Albemarle special meeting, and under NYSE rules is also considered a vote cast for purposes of the vote on the Albemarle share issuance. Therefore, with respect to the Albemarle share issuance, an abstention will have the same effect as voting “AGAINST” the Albemarle share issuance (assuming a quorum is present). However, with respect to the Albemarle adjournment proposal, an abstention will have no effect on such proposal (whether or not a quorum is present), because such proposal will be approved if the votes cast favoring the proposal exceed the votes cast opposing the proposal, and an abstention is treated as neither a vote in favor of nor a vote against such proposal.

A broker non-vote occurs when shares held by a bank, broker or other nominee are represented at the meeting, but the bank, broker or other nominee has not received voting instructions from the beneficial owner and does not have the discretion to direct the voting of the shares on a particular proposal but has discretionary voting power on other proposals. Nominees may exercise discretion in voting on routine matters, but may not exercise discretion and therefore will not vote on non-routine matters if instructions are not given. The approvals of the Albemarle share issuance and the Albemarle adjournment proposal are regarded as non-routine matters and your bank, broker or other nominee will not vote on these matters without instructions from you. If you hold your shares in the name of a bank, broker or other nominee, you should follow their instructions for your shares to be voted or when granting or revoking a proxy.

Revocability of Proxies

You may revoke your proxy prior to its use by delivering a signed notice of revocation or a later dated signed proxy or by attending the meeting and voting in person. Attendance at the Albemarle special meeting will not in itself constitute the revocation of a proxy. If you are an Albemarle shareholder of record and you choose to send a written notice of revocation or to mail a new proxy, you must submit your notice of revocation or your new proxy to Albemarle Corporation, Attention: Corporate Secretary, 451 Florida Street, Baton Rouge, Louisiana 70801, Telephone: 255-388-8011, and it must be received at or before the start of the Albemarle special meeting. Any proxy that you submitted via the Internet or by telephone may be revoked by submitting a new proxy via the Internet or by telephone, not later than [TIME] on [DATE], or by voting in person at the meeting. If your shares are held in the name of a bank, broker or other nominee, you should contact them to change your vote.

Solicitation of Proxies

Albemarle is soliciting proxies for the Albemarle special meeting from Albemarle shareholders. Albemarle will bear all of the costs of soliciting proxies from Albemarle shareholders, other than certain costs related to the production and distribution of this joint proxy statement/prospectus. Albemarle has retained Georgeson to assist in the solicitation of proxies for the special meeting for a fee of approximately $40,000, plus reimbursement of reasonable out-of-pocket expenses. In addition, Albemarle’s directors, officers and employees may also solicit proxies by mail, email, telephone or personal interviews. These persons will receive no additional compensation for such services. Albemarle will also request that brokers, fiduciaries and other custodians forward proxy solicitation material to the beneficial owners of shares of Albemarle common stock that the brokers, fiduciaries and other custodians hold of record. Upon request, Albemarle will reimburse them for their reasonable out-of-pocket expenses in connection therewith.

Householding

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” the notice or the proxy statements, as the case may be. This means that only one copy each of the notice, or the proxy statement, as the case may be, may have been sent to multiple shareholders in your household. Albemarle will promptly deliver a separate copy of these documents to you if you call or write to Albemarle Corporation, Attention: Investor Relations, 451 Florida Street, Baton Rouge, Louisiana 70801, Telephone: 225-388-7322. If you prefer to receive separate copies of such documents in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee, or you may contact us at the above address or phone number.

THE ROCKWOOD SPECIAL MEETING

Rockwood is furnishing this joint proxy statement/prospectus to Rockwood shareholders as of the Rockwood record date in connection with the solicitation of proxies from holders of shares of Rockwood common stock by the Rockwood board of directors for use at the Rockwood special meeting or at any adjournment or postponement thereof, for the purposes set forth in the accompanying notice of the Rockwood special meeting.

Date, Time and Place

The Rockwood special meeting will be held on [DATE] at [TIME], local time, at Rockwood’s offices located at 100 Overlook Center, Princeton, New Jersey 08540, unless adjourned or postponed.

Purpose of the Special Meeting

The purpose of the special meeting is for Rockwood shareholders to consider and vote on a proposal to adopt the merger agreement, a proposal to approve, on an advisory non-binding basis, the Rockwood merger-related compensation proposal and a proposal to approve the adjournment of the Rockwood special meeting, if necessary or appropriate, including to permit further solicitation of proxies if there are not sufficient votes at the time of the Rockwood special meeting to approve the proposal to adopt the merger agreement. Rockwood is not aware of any other business to be acted upon at the special meeting. If, however, other matters are properly brought before the special meeting, the persons named in the proxy card will have discretion to vote or act on those matters according to their best judgment and they intend to vote the shares as the Rockwood board of directors may recommend.

Proposal 1 — Adoption of the Merger Agreement

As discussed elsewhere in this joint proxy statement/prospectus, Rockwood shareholders will consider and vote on a proposal to adopt the merger agreement. Rockwood shareholders must adopt the merger agreement in order for the merger to occur. If Rockwood shareholders fail to adopt the merger agreement, the merger will not occur.

Accordingly, we are asking Rockwood shareholders to vote to approve the adoption of the merger agreement, either by attending the special meeting and voting in person or by submitting a proxy. You should carefully read this joint proxy statement/prospectus in its entirety for more detailed information concerning the merger agreement and the transactions contemplated thereby. In particular, you are urged to read the merger agreement in its entirety, which is attached as Annex A to this joint proxy statement/prospectus.

For the proposal to adopt the merger agreement, you may vote “FOR” or “AGAINST” or “ABSTAIN.” If you abstain or if your shares are not present at the Rockwood special meeting, it will have the same effect as a vote “AGAINST” the adoption of the merger agreement.

Board Recommendation

The Rockwood board of directors unanimously recommends that you vote “FOR” the proposal to adopt the merger agreement.

Proposal 2 — Advisory Vote Regarding Certain Executive Compensation

Section 14A of the Securities Exchange Act of 1934, as amended (which we refer to in this joint proxy statement/prospectus as the Exchange Act) requires Rockwood to seek a non-binding, advisory vote on agreements or understandings and compensation that may be paid or become payable to Rockwood’s named executive officers that is based on or otherwise relates to the merger as disclosed in “The Merger—Interests of Rockwood Directors and Executive Officers in the Merger—Quantification of Payments and Benefits” beginning on page 91. (We refer to this proposal in this joint proxy statement/prospectus as the Rockwood merger-related compensation proposal.)

Accordingly, Rockwood is asking you to vote to approve the following Rockwood merger-related compensation proposal, either by attending the special meeting and voting in person or by submitting a proxy:

“RESOLVED, that the agreements or understandings and compensation disclosed in the table titled “Golden Parachute Compensation” on page 92 of the joint proxy statement/prospectus, including the associated narrative discussion, are hereby APPROVED.”

For the Rockwood merger-related compensation proposal, you may vote “FOR” or “AGAINST” or “ABSTAIN.” An abstention will have the same effect as voting “AGAINST” the Rockwood merger-related compensation proposal. If your shares are not present at the Rockwood special meeting, it will have no effect on the Rockwood merger-related compensation proposal (assuming a quorum is present).

The vote on the Rockwood merger-related compensation proposal is a vote separate and apart from the vote to adopt the merger agreement. Accordingly, you may vote in favor of the adoption of the merger agreement and against the Rockwood merger-related compensation proposal, or vice versa. Approval of the Rockwood merger-related compensation proposal, on a non-binding advisory basis, is not a condition to consummation of the transactions contemplated by the merger agreement, and it is advisory in nature only, meaning it will not be binding on Rockwood or Albemarle. Because there is a contractual obligation to pay the compensation, if the transactions contemplated by the merger agreement are completed, the compensation will be payable, subject only to the conditions applicable to such compensation payments, regardless of the outcome of the advisory vote.

Board Recommendation

The Rockwood board of directors unanimously recommends that you vote “FOR” the Rockwood merger-related compensation proposal.

Proposal 3 — Adjournment if Necessary and Appropriate, Including to Solicit Additional Proxies

The Rockwood special meeting may be adjourned to another time and place, if necessary or appropriate, including to permit further solicitation of proxies if there are not sufficient votes at the time of the Rockwood special meeting to adopt the merger agreement.

Accordingly, we are asking Rockwood shareholders to vote to approve any adjournment of the Rockwood special meeting, if necessary or appropriate, including to permit further solicitation of proxies if there are not sufficient votes at the time of the Rockwood special meeting to adopt the merger agreement, either by attending the special meeting and voting in person or by submitting a proxy.

For the Rockwood adjournment proposal, you may vote “FOR” or “AGAINST” or “ABSTAIN.” An abstention will have the same effect as voting “AGAINST” the Rockwood adjournment proposal. If your shares are not present at the Rockwood special meeting, it will have no effect on the Rockwood adjournment proposal (assuming a quorum is present).

Board Recommendation

The Rockwood board of directors unanimously recommends that you vote “FOR” the Rockwood adjournment proposal.

Record Date; Shares Entitled to Vote; Quorum

Only holders of record of Rockwood common stock at [TIME] on [DATE], the Rockwood record date, are entitled to notice of the Rockwood special meeting. Only holders of record of shares of Rockwood common stock as of the Rockwood record date are entitled to vote at the Rockwood special meeting or any adjournment thereof. Holders of record of shares of Rockwood common stock are entitled to one vote in person or by proxy for each share of common stock held by such shareholder on each matter submitted to a vote at the Rockwood special meeting. On the Rockwood record date, [—] shares of Rockwood common stock were issued and outstanding and held by approximately [—] holders of record.

If your shares of Rockwood common stock are held in your name, you have the right to vote in person at the meeting or to appoint a proxy to vote on your behalf. If your shares of Rockwood common stock are held in an account with a bank, broker or other nominee, you are considered the beneficial owner of such shares held in street name. As a beneficial owner, you may also attend the meeting. You may not, however, vote such shares held in street name unless you obtain a “proxy” from your bank, broker or other nominee that holds the shares, which gives you the right to vote the shares at the meeting.

Shareholders who hold shares representing a majority of the outstanding shares of Rockwood common stock on the record date must be present in person or represented by proxy to constitute a quorum for voting on the proposal to adopt the merger agreement. Shareholders who hold shares representing a majority of the outstanding shares of Rockwood common stock entitled to vote on each other matter at the Rockwood special meeting must be present in person or represented by proxy to constitute a quorum for the voting on the Rockwood merger-related compensation proposal and the Rockwood adjournment proposal at the Rockwood special meeting. Abstentions will be treated as present at the Rockwood special meeting for purposes of determining the presence or absence of a quorum for the transaction of all business. Because there can be no broker non-votes at the Rockwood special meeting, failure to provide instructions to your bank, broker or other nominee on how to vote will result in your shares not being counted as present at the meeting. In the event that a quorum is not present at the Rockwood special meeting, the holders of a majority of the shares present in person or represented by proxy at the Rockwood special meeting, and entitled to vote at the meeting, may adjourn the meeting to another time and/or place until a quorum is so present or represented.

Vote Required

Adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Rockwood common stock entitled to vote thereon. Abstentions and shares not present at the Rockwood special meeting will have the same effect as votes “AGAINST” the adoption of the merger agreement.

Approval of the Rockwood merger-related compensation proposal requires the affirmative vote of holders of a majority of the shares of Rockwood common stock that are entitled to vote on the proposal and are present, in person or by proxy, at the Rockwood special meeting (assuming a quorum is present). Abstentions will have the same effect as votes “AGAINST” the Rockwood merger-related compensation proposal. Shares not present at the Rockwood special meeting will have no effect on the outcome of the vote on the Rockwood merger-related compensation proposal (assuming a quorum is present).

Approval of the Rockwood adjournment proposal requires the affirmative vote of holders of a majority of the shares of Rockwood common stock that are entitled to vote on the proposal and are present, in person or by proxy, at the Rockwood special meeting (assuming a quorum is present). Abstentions will have the same effect as votes “AGAINST” the Rockwood adjournment proposal. Shares not present at the Rockwood special meeting will have no effect on the outcome of the vote on the Rockwood adjournment proposal (whether or not a quorum is present).

Shares Owned by Rockwood Directors and Executive Officers

On the Rockwood record date, directors and executive officers of Rockwood beneficially owned and were entitled to vote [—] shares of Rockwood common stock, which represented [—]% of the outstanding shares of Rockwood common stock entitled to vote at the Rockwood special meeting on such date. Each of the directors and executive officers of Rockwood has advised Rockwood that, as of the date hereof, he or she currently expects to vote his or her shares, or cause his or her shares to be voted, in favor of each of the adoption of the merger agreement, the Rockwood merger-related compensation proposal and the Rockwood adjournment proposal.

How to Vote

Rockwood shareholders may vote using any of the following methods:

By proxy via telephone or via the Internet

You may vote by proxy by calling the toll-free telephone number on your proxy card. Please have your proxy card available when you call. Easy-to-follow voice prompts allow you to submit a proxy for your shares and confirm that your instructions have been properly recorded.

Alternatively, you may vote by proxy by accessing the website indicated on your proxy card. Please have your proxy card available when you go online. As with telephone proxies, you can confirm that your instructions have been properly recorded. If you vote by proxy via the Internet, you can also request electronic delivery of any future proxy materials.

Telephone and Internet proxy facilities for Rockwood shareholders of record will be available as indicated on your proxy card. The availability of telephone and Internet proxies for beneficial owners will depend on the voting processes of your bank, broker or other nominee. Therefore, Rockwood recommends that you follow the voting instructions in the materials you receive from your bank, broker or other nominee.

By proxy via mail

If you received your Rockwood special meeting materials by mail, you may complete, sign and date the proxy card or voting instruction card and return it in the prepaid envelope. If you are a Rockwood shareholder of record and you return your signed proxy card but do not indicate your voting preferences, the persons named in the proxy card will vote the shares represented by that proxy “FOR” each of the proposals to be voted on at the Rockwood special meeting described in this joint proxy statement/prospectus, as recommended by the Rockwood board of directors.

In person at the Rockwood special meeting

All Rockwood shareholders as of the Rockwood record date may vote in person at the Rockwood special meeting. You may also be represented by another person at the Rockwood special meeting by executing a proper proxy designating that person. Please note that if you are a beneficial owner of shares of Rockwood common stock, you must obtain a legal proxy from your bank, broker or other nominee and present it to the inspectors of election with your ballot to be able to vote at the Rockwood special meeting.

By granting a proxy or submitting voting instructions

You may vote by granting a proxy to someone else or, for shares held in “street name,” by submitting voting instructions to your bank, broker or other nominee. Please note that if you hold your shares in street name, you must provide voting instructions to your bank, broker or other nominee in order for your shares to be represented at the special meeting.

Voting of Proxies

All shares of Rockwood common stock properly voted by proxy via the Internet or by telephone at or prior to [TIME] on [DATE] and all shares of Rockwood common stock represented by properly executed proxies received prior to or at the Rockwood special meeting and, in each case, not revoked, will be voted in accordance with the instructions so provided. If no specific instructions are given with respect to the proposals to be acted upon at the Rockwood special meeting, the persons named in the proxy card will vote the shares represented by that proxy “FOR” each of the proposals to be voted on at the Rockwood special meeting described in this joint proxy statement/prospectus, as recommended by the Rockwood board of directors. The foregoing proposals are the only items expected to be acted upon at the Rockwood special meeting. If a quorum is not present and there is a proposal to adjourn the special meeting, the persons named in the proxy card solicited by Rockwood will have discretion to vote on such proposal.

A properly submitted proxy marked “ABSTAIN” is counted for purposes of determining whether there is a quorum and for purposes of determining the number of shares represented and entitled to vote at the Rockwood special meeting. Therefore, with respect to all the proposals, an abstention will have the same effect as a vote “AGAINST” such proposal.

A broker non-vote occurs when shares held by a bank, broker or other nominee are represented at the meeting, but the bank, broker or other nominee has not received voting instructions from the beneficial owner and does not have the discretion to direct the voting of the shares on a particular proposal but has discretionary voting power on other proposals. Nominees may exercise discretion in voting on routine matters, but may not exercise discretion and therefore will not vote on non-routine matters if instructions are not given. The adoption of the merger agreement, the approval of the Rockwood merger-related compensation proposal and the Rockwood adjournment proposal are regarded as non-routine matters and your bank, broker or other nominee may not vote on these matters without instructions from you. If you hold your shares in the name of a bank, broker or other nominee, you should follow their instructions for your shares to be voted or when granting or revoking a proxy.

Revocability of Proxies

You may revoke your proxy prior to its use by (i) attending the Rockwood special meeting and voting in person, (ii) filing an instrument in writing revoking the proxy with Rockwood’s Corporate Secretary or (iii) filing another duly executed proxy bearing a later date with Rockwood’s Corporate Secretary. Attendance at the Rockwood special meeting will not, in and of itself, constitute the revocation of a proxy. If you are a Rockwood shareholder of record and you choose to send a written notice or to mail a new proxy, you must submit your notice of revocation or your new proxy to Rockwood Holdings, Inc., Attention: Corporate Secretary, 100 Overlook Center, Princeton, New Jersey 08540, and it must be received at any time before the vote is taken at the Rockwood special meeting. Any proxy that you submitted may also be revoked by submitting a new proxy via the Internet or by telephone, not later than 11:59 p.m. Eastern Standard Time on [DATE], or by voting in person at the meeting. If your shares are held in the name of a bank, broker or other nominee, you should contact them to change your vote.

Solicitation of Proxies

Rockwood is soliciting proxies for the Rockwood special meeting from Rockwood shareholders. Rockwood will bear all of the costs of soliciting proxies from Rockwood shareholders, other than certain costs related to the production and distribution of this joint proxy statement/prospectus. Rockwood has retained Innisfree M&A Incorporated to assist in the solicitation of proxies for the special meeting for a fee of approximately $25,000, plus reimbursement of reasonable out-of-pocket expenses. Rockwood’s directors, officers and employees may also solicit proxies by mail, e-mail, telephone, facsimile or personal interviews. These persons will receive no additional compensation for such services. Rockwood will also request that brokers, fiduciaries and other custodians forward proxy solicitation materials to the beneficial owners of shares of Rockwood common stock that the brokers, fiduciaries and other custodians hold of record. Upon request, Rockwood will reimburse them for their reasonable out-of-pocket expenses in connection therewith.

Householding

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” the notice or the proxy statements, as the case may be. This means that only one copy each of the notice, or the proxy statement, as the case may be, may have been sent to multiple shareholders in your household. Rockwood will promptly deliver a separate copy of these documents to you if you call or write to Rockwood Holdings, Inc., 100 Overlook Center, Princeton, New Jersey 08540, Attention: Investor Relations, Telephone: 609-524-1101. If you prefer to receive separate copies of such documents in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee, or you may contact us at the above address or phone number.

THE COMPANIES

Albemarle

Albemarle is a leading global developer, manufacturer and marketer of highly-engineered specialty chemicals that meet customer needs across a diverse range of end markets, including the petroleum refining, consumer electronics, plastics/packaging, construction, automotive, lubricants, pharmaceuticals, crop protection, food safety and custom chemistry services markets. Albemarle employs approximately 3,900 people and serves customers in approximately 100 countries.

Albemarle common stock is publicly traded on the NYSE under the symbol “ALB.”

Albemarle was incorporated in Virginia in 1993. Albemarle’s principal executive offices are located at 451 Florida Street, Baton Rouge, Louisiana 70801, and its telephone number at that address is 225-388-8011. Albemarle’s website is www.albemarle.com. The information contained on Albemarle’s website is not incorporated by reference in this joint proxy statement/prospectus.

Rockwood

Rockwood is a leading global developer, manufacturer and marketer of technologically advanced and high value-added specialty chemicals used for industrial and commercial purposes. Rockwood is a leading integrated and low cost global producer of lithium and lithium compounds for use in things such as lithium ion batteries for hybrid and electric vehicles and electronic devices, as well as pharmaceutical applications, among other things, and is also the second largest global producer of surface treatment products and services for metal processing, including for use in the automotive and aerospace industries. Rockwood employs approximately 3,500 people and serves customers in more than 60 countries.

Rockwood common stock is publicly traded on the NYSE under the symbol “ROC.”

Rockwood was incorporated in Delaware in September 2000. Rockwood’s principal executive offices are located at 100 Overlook Center, Princeton, New Jersey 08540, and its telephone number at that address is 609-514-0300. Rockwood’s website is www.rockwoodspecialties.com. The information contained on Rockwood’s website is not incorporated by reference in this joint proxy statement/prospectus.

Merger Sub

Merger Sub, a Delaware corporation and a wholly-owned subsidiary of Albemarle, was formed on July 11, 2014, solely for the purpose of effecting the merger. To date, Merger Sub has not conducted any activities other than those in connection with its formation and in connection with the transactions contemplated by the merger agreement. Merger Sub’s principal executive offices are located at 451 Florida Street, Baton Rouge, Louisiana 70801, and the telephone number at that address is 225-388-8011.

THE MERGER

General

On the terms and conditions set out in the merger agreement, Merger Sub, a wholly-owned subsidiary of Albemarle, will merge with and into Rockwood, with Rockwood as the surviving corporation in the merger. Following the completion of the merger, Rockwood will be a wholly-owned subsidiary of Albemarle and Rockwood common stock will no longer be publicly traded.

At the effective time of the merger, each share of Rockwood common stock (other than Rockwood excluded shares) will be converted into the right to receive (a) $50.65 in cash, without interest, and (b)  0.4803 of a share of Albemarle common stock.

Background to the Merger

The Rockwood board of directors and management regularly review and evaluate a variety of potential strategic alternatives relating to Rockwood and its businesses, including possible acquisitions, divestitures and business combination transactions, with the goal of maximizing shareholder value. As a result of that review and evaluation, in January 2013, Rockwood announced at its Investor Day conference a plan consisting of five strategic initiatives to maximize shareholder value: (1) launching a strategic process to divest non-core businesses, (2) repurchasing its common stock for the first time in Rockwood’s history, (3) maintaining the common stock dividend yield at around 2.8% to 3.2%, (4) deleveraging further through the repayment of debt and (5) continuing to focus on growing its core businesses – lithium and lithium compounds and surface treatment products and services. During its fourth quarter 2012 earnings call in February 2013, Mr. Seifi Ghasemi (whom we refer to in this joint proxy statement/prospectus as Mr. Ghasemi), Rockwood’s Chairman of the Board and then Chief Executive Officer, since retired, reaffirmed that Rockwood’s principal strategic objective is to aggressively pursue a course of action that maximizes shareholder value and noted that it would consider options such as divestitures, joint ventures, mergers or further acquisitions.

As part of its strategic initiative to divest non-core businesses, Rockwood announced three significant divestitures of non-core businesses between June and September of 2013. First, on June 16, 2013, Rockwood announced entry into an agreement to sell CeramTec, its advanced ceramics business, to CINVEN, a European private equity firm, for €1.49 billion gross proceeds, subject to customary adjustments (which we refer to in this joint proxy statement/prospectus as the CeramTec Sale). The CeramTec Sale closed on August 31, 2013. Second, on July 28, 2013, Rockwood announced entry into an agreement to sell its clay-based additives business, which was part of Rockwood’s performance additives segment, to ALTANA Group, a German based global specialty chemical company, for a purchase price of $635 million, subject to customary adjustments (which we refer to in this joint proxy statement/prospectus as the Clay-Based Additives Sale). The Clay-Based Additives Sale closed on October 1, 2013. Finally, on September 17, 2013, Rockwood announced entry into an agreement to sell its titanium dioxide pigments business and four other non-strategic businesses – its color pigments and services, timber treatment chemicals, rubber/thermoplastics compounding and water chemistry businesses – to Huntsman Corporation, a global specialty chemical company, at a purchase price of $1.325 billion (subsequently reduced to $1.275 billion), including the assumption by the buyer of $225 million in pension obligations, and subject to other customary adjustments (which we refer to in this joint proxy statement/prospectus as the Pigments Sale). The Pigments Sale is expected to close in September 2014.

As part of Rockwood’s initiative to repurchase its common stock, Rockwood repurchased $400 million of its shares during the first three quarters of 2013, and announced a second repurchase program in November 2013 of up to $500 million of its shares, of which it repurchased $214.6 million during the first two quarters of 2014. Rockwood also raised its quarterly dividend in February 2013 nearly 15% from $0.35 to $0.40 and then again in August 2013 by 12.5% to $0.45. As part of its initiative to deleverage, Rockwood repaid its senior secured credit facilities in full in September 2013, using a portion of the proceeds from the CeramTec Sale.

As part of its initiative to grow its core businesses, Rockwood announced on December 2, 2013 that it had entered into a joint venture with Chengdu Tianqi Industry Group (now named Sichuan Tianqi Lithium Industries) pursuant to which Rockwood would own a 49% indirect equity interest in Talison Lithium Pty Ltd., a leading global producer of lithium that mines and processes the lithium bearing mineral spodumene at its operations located at Greenbushes, Western Australia (which we refer to in this joint proxy statement/prospectus as the Talison Acquisition). This mine is estimated to contain the world’s largest known reserve of lithium spodumene minerals. The Talison Acquisition closed on May 28, 2014.

From time to time, Mr. Ghasemi met with chief executive officers of other chemical companies to discuss industry developments. In that regard, on May 22, 2012, Mr. Ghasemi and Mr. Thomas Riordan (whom we refer to in this joint proxy statement/prospectus as Mr. Riordan), Rockwood’s then Senior Vice President, Law & Administration and Corporate Secretary and currently Rockwood’s Executive Vice President and Chief Administrative Officer, met for dinner with Mr. Luther C. Kissam IV (whom we refer to in this joint proxy statement/prospectus as Mr. Kissam), Albemarle’s Chief Executive Officer, and a second individual who was then Albemarle’s Vice President of Strategic Development. At the dinner, Mr. Kissam expressed interest in Rockwood’s lithium business and the participants explored possible strategic opportunities for the two companies, but no specific transaction was discussed. The following year, on August 13, 2013, Messrs. Ghasemi and Kissam had a similar dinner meeting.

With the transformation of its portfolio well underway and significant cash soon to be received from the completions of the then pending CeramTec Sale and Clay-Based Additives Sale and significant additional cash expected to be received from the anticipated Pigments Sale, Rockwood began to consider an acquisition of Albemarle. Rockwood’s management became interested in Albemarle principally because, like Rockwood’s lithium and surface treatment businesses, Albemarle’s two primary specialty chemical businesses hold market leading positions and generate high margins and stable cash flows, and the combination would create a premier specialty chemicals company.

On August 28, 2013, at a meeting of the Rockwood board of directors, Mr. Ghasemi presented a business rationale for pursuing a potential transaction involving Albemarle. Mr. Ghasemi provided an overview of Albemarle and its various business segments, including its financial performance, its key products and its technology portfolio. After discussion, Mr. Ghasemi presented a preliminary assessment of Albemarle and Rockwood as a combined company, including potential synergies. Following discussion of potential purchase prices, financing and the benefits and risks of a potential transaction, the Rockwood board of directors authorized Rockwood’s management, with the assistance of its advisors, to undertake a more detailed analysis of Albemarle with a view towards reviewing the results at a board meeting to be held on September 22, 2013.

On September 22, 2013, the Rockwood board of directors met to discuss a potential acquisition of Albemarle. Present at the meeting were senior management of Rockwood and representatives of Lazard, Rockwood’s regular financial advisor, Simpson Thacher & Bartlett LLP (which we refer to in this joint proxy statement/prospectus as Simpson Thacher), Rockwood’s regular outside counsel, and Richards, Layton & Finger, P.A. (which we refer to in this joint proxy statement/prospectus as Richards Layton), Rockwood’s Delaware counsel. Also present were representatives of Citi and another investment bank as potential sources of financing of the potential acquisition. At the meeting, the financial and legal advisors presented detailed analyses of a potential acquisition of Albemarle. Representatives of Lazard provided an overview of Albemarle and its businesses, including its leading market positions, high margins, stable cash flow, attractive industry structure and diverse end uses and applications and Albemarle’s share performance and earnings history, a financial analysis of Albemarle based on public information and the strategic rationale for, and potential risks associated with, the acquisition. Representatives of Citi and the other investment bank presented potential financing packages for an all-cash transaction financed with cash on hand and new debt financing. Representatives of Simpson Thacher presented an overview of its legal due diligence review of Albemarle based on publicly available information and the legal process with respect to a proposed acquisition. The Rockwood board of directors and senior management engaged in a discussion with these advisors regarding their presentations. The Rockwood board of directors also reviewed and discussed with the advisors the terms of a bid proposal letter to Albemarle and potential Albemarle responses. After deliberation, the Rockwood board of directors unanimously authorized management to initiate a process to pursue an acquisition of Albemarle based on a price in the range of $72 to $75 per share of Albemarle common stock.

On September 30, 2013, Mr. Ghasemi met with Mr. Kissam and expressed Rockwood’s interest in an acquisition of Albemarle at $72 per share of Albemarle common stock in cash. At that same meeting, Mr. Ghasemi delivered a letter to Mr. Kissam confirming Rockwood’s interest in an acquisition of Albemarle, indicating that, based on publicly available information, Rockwood was prepared to pursue the acquisition of all of the outstanding shares of Albemarle’s common stock for $72 per share in cash, which represented an approximately 15% premium to both the closing price of shares of Albemarle common stock on September 27, 2013, the last trading day before Mr. Ghasemi and Mr. Kissam’s meeting, and to the 20-trading day volume weighted average trading price of shares of Albemarle common stock. On September 27, 2013, shares of Albemarle common stock closed at $62.77.

On October 7 and 8, 2013, the Albemarle board of directors met to discuss a variety of matters, including the Rockwood proposal. Present at the meeting were senior management of Albemarle and representatives of BofA Merrill Lynch, Albemarle’s financial advisor, Hunton & Williams LLP (which we refer to in this joint proxy statement/prospectus as Hunton & Williams), and Troutman Sanders LLP (which we refer to in this joint proxy statement/prospectus as Troutman Sanders), Albemarle’s Virginia counsel. Before the discussion of the Rockwood proposal began, Ms. Anne M. Whittemore (whom we refer to in this joint proxy statement/prospectus as Ms. Whittemore), a member of the Albemarle board of directors, advised the Albemarle board of directors of two matters relating to Rockwood: (1) McGuireWoods LLP, the law firm at which she is a partner, represented Rockwood on certain matters, although the matters were not related to Albemarle, the revenue from Rockwood was nominal and she was not involved in the matters in any way; and (2) T. Rowe Price Group, Inc., of which she is a director, provides investment management services to the T. Rowe Price family of mutual funds, which collectively held 12.8% of Rockwood’s outstanding common stock as of December 31, 2012, which shares were owned by various individuals and institutional investors for which T. Rowe Price Associates, Inc. serves as investment advisor with power to direct investments and/or sole power to vote such shares (as identified in the Schedule 13G/A filed with the SEC on February 6, 2013 by T. Rowe Price Associates, Inc.), although she had no involvement in and did not discuss or control investment decisions made by the funds. After further discussion, the Albemarle board of directors agreed that those matters should not prevent Ms. Whittemore from participating in their discussions regarding Rockwood at that time.

At the October 7 and 8, 2013 meeting, Hunton & Williams and Troutman Sanders described the fiduciary duties of the Albemarle directors in the context of an unsolicited acquisition proposal. Mr. Kissam, Mr. Scott A. Tozier (whom we refer to in this joint proxy statement/prospectus as Mr. Tozier), Albemarle’s Chief Financial Officer, and representatives of BofA Merrill Lynch reviewed and discussed with the Albemarle board of directors the Rockwood proposal, noting that when evaluated on the basis of relevant market metrics, including premiums paid in other relevant transactions and certain financial multiples of relevant historical transactions, the offer was low and opportunistic in its timing given the recent market performance of Albemarle common stock. The Albemarle board of directors then discussed with Messrs. Kissam and Tozier and the Company’s advisors the financial implications for Rockwood of the proposed acquisition, whether Rockwood’s leverage ratio could be increased to support a higher purchase price, and of Rockwood’s pro forma cash position after announced divestitures. BofA Merrill Lynch reviewed with the Albemarle board of directors its preliminary financial analyses of Rockwood and Albemarle. After deliberation, the Albemarle board of directors unanimously reaffirmed its view that the execution of Albemarle’s strategic plan was in the best interest of its shareholders, confirmed that Albemarle was not for sale, concluded that the Albemarle board of directors was not interested in pursuing Rockwood’s proposal, and authorized Mr. Kissam to inform Mr. Ghasemi of these determinations.

On October 11, 2013, Mr. Kissam informed Mr. Ghasemi in a telephone call that the Albemarle board of directors had thoroughly considered Rockwood’s proposal, was confident that the continued execution of Albemarle’s strategic plan was in the best interests of its shareholders and unanimously confirmed that Albemarle was not for sale and, therefore, had no interest in pursuing Rockwood’s proposal. Mr. Ghasemi gave no indication of how Rockwood would respond to this rejection. Mr. Kissam also sent Mr. Ghasemi a letter dated October 11, 2013 confirming their conversation.

On October 16, 2013, at a meeting of the Albemarle board of directors, Mr. Kissam provided an update regarding the Rockwood proposal, including a report on his conversation on October 11, 2013 with Mr. Ghasemi, and Albemarle’s engagement of public relations, proxy solicitation, legal and financial advisors in connection with the Rockwood proposal.

On October 20, 2013, at a meeting of the Rockwood board of directors, Mr. Ghasemi discussed Albemarle’s third quarter results and the recent increase in the Albemarle share price, noting that shares of Albemarle’s common stock had closed at $67.19 on October 18, 2013, the trading day immediately preceding the meeting. Mr. Ghasemi discussed with the Rockwood board of directors the October 11, 2013 letter he had received from Mr. Kissam formally rejecting Rockwood’s offer and of a call with Mr. Kissam scheduled for the next day, October 21, 2013, to discuss the matter. Rockwood’s management recommended against pursuing Albemarle on an unsolicited basis at that time. Mr. Ghasemi added that representatives of Lazard also advised that Albemarle would not likely engage in negotiations absent an offer for an amount in excess of $75 per share of Albemarle common stock, and management recommended against an offer in excess of $75 per share. Mr. Ghasemi recommended that Rockwood continue to monitor Albemarle’s performance and revisit the matter in the next several months. After discussion, the Rockwood board of directors agreed with Mr. Ghasemi’s recommendation.

On October 21, 2013, during the previously scheduled phone conversation with Mr. Ghasemi, Mr. Kissam reaffirmed that the Albemarle board of directors was not interested in pursuing an acquisition by Rockwood. Mr. Ghasemi gave no indication of how Rockwood would respond to this rejection.

On November 12, 2013, at a meeting of the Rockwood board of directors, Mr. Ghasemi informed the Rockwood board of directors of the telephone conversation he had with Mr. Kissam on October 21, 2013. There followed a discussion of the options regarding Albemarle, and it was determined that, at that time, Rockwood management should focus instead on finalizing the terms of the Talison Acquisition, which was later announced on December 2, 2013 and closed on May 28, 2014.

On December 13, 2013, at a meeting of the Rockwood board of directors, the Rockwood board of directors discussed with senior management of Rockwood various potential strategic opportunities, including a transaction with Albemarle. Mr. Ghasemi summarized the recent performance of Albemarle and noted there had been no further contact with Albemarle since October 21, 2013.

On February 12, 2014, Mr. Ghasemi called Mr. Kissam and inquired whether Albemarle would be interested in a merger of equals transaction between Rockwood and Albemarle. Mr. Kissam asked Mr. Ghasemi whether Rockwood would be willing to enter into a standstill agreement with Albemarle prior to exploring any merger of equals transaction, and Mr. Ghasemi agreed. Mr. Kissam advised Ms. Karen Narwold (whom we refer to in this joint proxy statement/prospectus as Ms. Narwold), Senior Vice President, General Counsel and Corporate Secretary of Albemarle, of his discussion with Mr. Ghasemi and instructed her to contact Mr. Riordan regarding entering into a confidentiality and standstill agreement between Rockwood and Albemarle. After an exchange of drafts, on February 17, 2014, Rockwood and Albemarle entered into a mutual confidentiality agreement with a standstill period of two years.

On February 20, 2014, representatives of Lazard presented Rockwood’s management with an illustrative review of a potential no-premium merger of equals transaction with each of Albemarle and five other specialty chemicals companies that Lazard believed could be attractive business combination partners for Rockwood. In connection with that presentation, representatives of Lazard noted that since January 2012, Rockwood’s trading performance had improved significantly relative to its peers following execution of its various strategic initiatives, including its approximately $4.0 billion of announced divestitures in 2013, the redeployment of capital to its core lithium business, the expansion of its share buyback program from $400 million to $900 million, the increase in its quarterly dividend by 12.5% and its deleveraging through its retirement of more than $1.4 billion of debt. In light of the recent strong performance of Rockwood’s shares relative to its peers and the S&P 500, representatives of Lazard advised that it would be an opportune time to evaluate the next step in the transformation of Rockwood. Rockwood’s management and representatives of Lazard discussed the potential strategic advantages and disadvantages of pursuing a transaction with each of Albemarle and the five other specialty chemicals companies, including the risks associated with a merger of equals transaction.

On February 26, 2014, Mr. Ghasemi met with Mr. Kissam to discuss the exploration of a merger of equals transaction suggested by Mr. Ghasemi on February 12, 2014. Mr. Ghasemi expressed Rockwood’s potential interest in exploring a no-premium merger of equals transaction, which would allow shareholders of both companies to benefit from the potential upside, with the combined company to have equal board representation from Rockwood and Albemarle. Mr. Ghasemi stated Rockwood’s belief that the combination would have strategic industrial logic and would create a premier specialty chemical company. Mr. Ghasemi explained that the combined company would have significant scale with a more balanced geographic footprint and market leadership, which could leverage both companies’ expertise in both upstream and downstream technologies and production in lithium and bromine and serve common end-use markets such as energy, automotive, electronics and pharmaceuticals. Mr. Ghasemi also noted the strength of the combined company’s balance sheet and expected enhanced cash flow generation, which could support robust dividends and share repurchases. Messrs. Ghasemi and Kissam discussed, among other things, governance and social issues related to a potential transaction, but no specific proposals (other than equal board representation) were made. On February 25, 2014, shares of Albemarle common stock closed at $64.28 and shares of Rockwood common stock closed at $76.61.

Shortly thereafter, after discussing the proposed merger of equals with the other Albemarle directors, Mr. Kissam called Mr. Ghasemi to report that Albemarle was not interested in pursuing a merger of equals with Rockwood at this time on the basis described by Mr. Ghasemi on February 26, 2014.

During May 2014, as part of Rockwood’s ongoing efforts to explore strategic alternatives, representatives of Lazard, on behalf of Rockwood, contacted representatives of BofA Merrill Lynch, on behalf of Albemarle, and six other specialty chemical companies which were determined by Rockwood’s management, after discussion with representatives of Lazard, to be the most likely parties that would be interested in pursuing a strategic transaction with Rockwood. Representatives of Lazard, on behalf of Rockwood, met with each of these potentially interested parties on a confidential basis during May 2014 in order to explore its interest in a strategic transaction with Rockwood. In order to help each party better understand Rockwood, Lazard provided each party with a presentation describing Rockwood’s businesses that was prepared with the assistance of Rockwood’s management and was based on publicly available information. Of the six companies contacted in addition to Albemarle, four were among the five other companies reviewed by Lazard as a potential merger of equals candidate in February 2014 (the fifth company was no longer a viable potential candidate as a result of strategic actions taken by such company subsequent to February 2014). These six other companies contacted by Lazard on behalf of Rockwood are referred to in this joint proxy statement/prospectus as Company A, Company B, Company C, Company D, Company E and Company F.

By letter dated June 5, 2014 to Mr. Ghasemi, a private equity firm (which we refer to in this joint proxy statement/prospectus as Company G) submitted an unsolicited non-binding indication of interest to acquire Rockwood’s surface treatment business at an enterprise value

(i.e., on a debt- and cash-free basis) of 11.0 times EBITDA. The proposal was subject to completion of due diligence, negotiation of documentation, obtaining committed financing, final approval of Company G’s investment committee and other conditions. The letter acknowledged that Rockwood had not expressed any interest in divesting its surface treatment business.

On June 13, 2014, at Mr. Kissam’s suggestion, Messrs. Ghasemi and Kissam met. Mr. Kissam proposed the meeting after representatives of BofA Merrill Lynch met with representatives of Lazard and had follow-up phone calls with representatives of Lazard to determine if Albemarle would be interested in pursuing a strategic transaction with Rockwood. At the meeting between Messrs. Ghasemi and Kissam, Mr. Ghasemi said that the Rockwood board of directors was considering various strategic alternatives for Rockwood, including a possible business combination transaction, and that, if Albemarle were interested in such a transaction, Albemarle should submit a letter expressing such interest. Following the meeting, Mr. Ghasemi received a letter dated June 13, 2014 from Mr. Kissam that indicated Albemarle thought it would be productive to explore the potential value creation from a combination of Albemarle and Rockwood and proposing that a small number of people from each party’s leadership team, along with each party’s financial advisors, meet to discuss the strategic benefits, potential synergies and most efficient transaction structures. This meeting was subsequently scheduled for June 20, 2014.

Also on June 13, 2014, Lazard received a non-binding indication of interest from Company A, proposing to acquire Rockwood’s surface treatment business for a price between $2.25 billion and $2.5 billion, on a debt- and cash-free basis, with a normalized level of working capital and free of any legal, environmental, unfunded pension or retiree costs or other contingencies. The proposal was subject to completion of due diligence, negotiation of documentation, approval of Company A’s executive committee and board of directors and other conditions. Company A’s letter explicitly stated that Company A did not have an interest in acquiring Rockwood as a whole and requested a 90-day exclusivity period to conduct due diligence and negotiate a transaction.

On June 15, 2014, the Rockwood board of directors met to discuss, among other matters, potential strategic transactions. Representatives of Simpson Thacher and Richards Layton attended the meeting. Mr. Ghasemi began the meeting by explaining that he had been asked to become Chairman, President and Chief Executive Officer of Air Products & Chemicals, Inc. (which we refer to in this joint proxy statement/prospectus as Air Products) beginning at the end of the month. He reminded the Rockwood board of directors that he had been appointed to the board of directors of Air Products in September 2013 and that Air Products had been undertaking a search for its retiring Chief Executive Officer. If he accepted the position, he would anticipate retiring as Chief Executive Officer of Rockwood, but would be prepared to continue to serve as Chairman of the Rockwood board of directors until the end of 2014 and as a director thereafter, if the Rockwood board of directors so desired, in order to ensure a smooth transition. Following discussion, Mr. Ghasemi and the other members of Rockwood’s management left the meeting and the other directors discussed Mr. Ghasemi’s proposed retirement, a succession process and Mr. Ghasemi’s role in negotiating a strategic transaction on behalf of Rockwood following his proposed resignation as Chief Executive Officer. The directors discussed that, given Mr. Ghasemi’s long tenure as Chief Executive Officer of Rockwood, his deep knowledge of its businesses and the chemical industry and the fact that he would continue to be Chairman of the

Rockwood board of directors, it would be beneficial to Rockwood for Mr. Ghasemi to continue to have a leading role in the negotiation of any strategic transaction. A representative of Richards Layton then discussed the fiduciary duties of the Rockwood directors in the context of a strategic transaction. Following further discussion, Mr. Ghasemi and other members of management rejoined the meeting and the other directors expressed their desire that Mr. Ghasemi continue as Chairman and thereafter as a director and that he continue to have a leading role in the negotiation of any strategic transaction.

The Rockwood board of directors then turned to consideration of Rockwood’s strategic options, at which time representatives of Lazard joined the meeting. Representatives of Lazard began their presentation by observing that the equity market had rewarded Rockwood for its corporate transformation over the prior 18 months, which involved approximately $4.0 billion of announced divestitures in 2013, the redeployment of capital to its core lithium business and the securing of access to another significant low cost lithium reserve through the Talison Acquisition, the expansion of its share buyback program from $400 million to $900 million, the increase in its quarterly dividend by approximately 30% and its deleveraging by retiring more than $1.4 billion of debt. Representatives of Lazard again noted the recent strong performance of Rockwood’s shares relative to its peers and the S&P 500. Representatives of Lazard advised the Rockwood board of directors that Rockwood’s significant cash (approximately $685 million of cash before the anticipated cash proceeds of approximately $1.0 billion from the Pigments Sale) and its corporate transformation were likely creating an investor expectation that Rockwood would engage in a significant corporate event, which in turn was likely causing Rockwood common stock to trade at a higher price.

The Rockwood board of directors, together with management and representatives of Lazard, discussed various strategic alternatives for Rockwood, including continued standalone operations, a large acquisition, a merger, a sale of Rockwood as a whole for cash and transformation into a pure-play lithium company by divesting the surface treatment business. The discussion included the benefits and associated risks of the various alternatives. They also discussed Rockwood’s past and expected future performance, the fact that the stock market was at an all-time high and the favorable acquisition financing markets, with yields at historic lows. Representatives of Lazard and Mr. Ghasemi reported to the Rockwood board of directors on the status and course of discussions with Albemarle, the six other specialty chemicals companies contacted by Lazard and the unsolicited indication of interest in the surface treatment business from Company G. Representatives of Lazard informed the Rockwood board of directors that Albemarle, Company B and Company C had expressed the most interest in a potential transaction, and that Company E and Company F had indicated that they were not interested in pursuing a transaction. Mr. Ghasemi, representatives of Lazard and the Rockwood board of directors reviewed Rockwood’s prior discussions with Albemarle, including Rockwood’s unsolicited proposal to acquire Albemarle during the Fall of 2013 and the parties’ discussion of a merger of equals transaction in February 2014.

Of the potential counterparties, it was noted that Albemarle and Rockwood had the most familiarity with each other, and that Albemarle was the party most interested in Rockwood as a whole and was the party most interested in developing the lithium business, especially given its bromine business. Company A and Company D had stated they were not interested in owning Rockwood’s lithium business. Company B and Company C had each indicated they did not have the capacity to acquire Rockwood for all cash. It was noted that to the extent that the consideration were to include stock, Rockwood shareholders would have the opportunity to participate in the upside from a synergistic combination. The sustainability of the higher-than-average valuation of Company C’s stock was discussed along with the fact that this would result in significant risk to Rockwood’s shareholders to the extent Company C’s stock were used as acquisition currency. Company B had informed representatives of Lazard that it wanted to pursue a merger of equals with Rockwood in an all-stock transaction, and while it would consider including some amount of cash in the consideration, it was very focused on a transaction with a significant stock component and would not make a 100% cash offer for Rockwood. Because Company B is a private, non-U.S. entity, a transaction in which its stock was utilized in part as acquisition currency would present valuation issues given the absence of a prior trading market for Company B’s stock, as well as the additional complexities of effecting an initial U.S. listing for a non-U.S. company in the context of a cross-border business combination transaction. The Rockwood board of directors also considered whether other potential interested parties should be contacted, and, after considering the risks associated with contacting additional parties, including the distraction of Rockwood’s management and the increasing risk for a leak, which would not only negatively impact Rockwood’s existing business relationships but also jeopardize Rockwood’s current discussions with potential parties, as well as the views expressed by the representatives of Lazard that the most likely interested parties had already been contacted, the Rockwood board of directors determined not to do so. The Rockwood board of directors directed management, with the assistance of Lazard, to continue to engage with Albemarle and each of Company A, Company B, Company C and Company D. Representatives of Lazard outlined a potential ten-week process for the various parties to conduct due diligence and for Rockwood to negotiate an agreement with one of them, but noted that competitive dynamics could change the timeline. Subsequent to the meeting, Mr. Ghasemi informed Company G that Rockwood was not interested in pursuing a sale of the surface treatment business to it.

On June 17, 2014, the Rockwood board of directors met to discuss further Mr. Ghasemi’s proposed retirement in order to become Chairman, President and Chief Executive Officer of Air Products and to discuss a succession process, with representatives of Simpson Thacher and Richards Layton participating in the meeting. Following discussion, Mr. Ghasemi left and the meeting continued. The Rockwood board of directors adopted resolutions formally appointing Mr. Robert Zatta (whom we refer to in this joint proxy statement/prospectus as Mr. Zatta), Rockwood’s Senior Vice President and Chief Financial Officer, to serve as Acting Chief Executive Officer and Chief Financial Officer and Mr. Riordan, Rockwood’s Senior Vice President, Law & Administration and Corporate Secretary, to serve as Executive Vice President and Chief Administrative Officer, in each case effective July 1, 2014 in the event Mr. Ghasemi retired as expected. The Rockwood board of directors also established a search committee of the Rockwood board of directors to identify and select candidates for consideration to serve as Chief Executive Officer of Rockwood. In addition, reflecting its discussions at its June 15 meeting, the Rockwood board of directors formally adopted resolutions authorizing the exploration of one or more strategic alternatives and the engagement in discussions with third parties regarding one or more potential strategic transactions.

Later on June 17, 2014, Mr. Ghasemi provided notice to Rockwood of his retirement as the Chief Executive Officer of Rockwood effective as of June 30, 2014 in order to become

Chairman, President and Chief Executive Officer of Air Products and that he would remain Chairman of the Rockwood board of directors until January 1, 2015 and as a director thereafter. In addition, on June 19, 2014, Dr. Nance Dicciani (whom we refer to in this joint proxy statement/prospectus as Dr. Dicciani) provided notice of her retirement from the Rockwood board of directors effective July 1, 2014. Dr. Dicciani indicated that she serves on the board of directors of Praxair, Inc., which like Air Products is a provider of industrial gases, and that at the request of Praxair, Inc., in the interest of good corporate governance, she was resigning from the Rockwood board of directors.

On June 18, 2014, Mr. Kissam called Mr. Ghasemi to suggest a meeting between representatives of the two companies to discuss a potential transaction. During the call, Mr. Ghasemi indicated that Rockwood’s shareholders would need to receive a premium in any transaction, and that Rockwood would not be interested in pursuing a no-premium merger of equals transaction as the parties had preliminarily discussed earlier in the year.

On June 20, 2014, as requested by Mr. Kissam, Messrs. Ghasemi, Zatta and Riordan, along with representatives of Lazard, met with Mr. Kissam and representatives of BofA Merrill Lynch to discuss a potential transaction. At the meeting, Mr. Kissam proposed the parties engage in a merger transaction that would result in Rockwood becoming a subsidiary of Albemarle and that would value Rockwood at $82 per share. Mr. Ghasemi expressed an unwillingness to support a transaction at that valuation. Mr. Kissam and the representatives of BofA Merrill Lynch then left the meeting to discuss Albemarle’s position. Following discussion, Mr. Kissam indicated that he would propose to the Albemarle board of directors that Albemarle pursue a transaction that would value Rockwood at $85 per share, a premium of nearly 15% over the $74.10 closing price of shares of Rockwood common stock on the day prior to the meeting. The transaction would involve cash and stock consideration, with Albemarle shares valued at the closing price on June 20, 2014 and the specific amount of cash consideration determined in a manner that would result in the combined company having a net debt/EBITDA ratio equal to 3.5, based on projected 2014 EBITDA, including synergies, for the combined company. Mr. Kissam noted that the 3.5 multiple was expected to allow the combined company to maintain Albemarle’s investment grade rating, which was an important objective for Albemarle. Mr. Ghasemi stated that Rockwood would require at least 50% cash consideration and board representation on the post-closing Albemarle board of directors. The parties then discussed a post-closing board of 12 members, with five members selected by Rockwood. On June 20, 2014, Albemarle shares closed at $71.52 and Rockwood shares closed at $74.43.

At the June 20, 2014 meeting, Mr. Ghasemi further indicated that Rockwood would require that any transaction not be conditioned upon the closing of the Pigments Sale, which was anticipated to close during the third quarter of 2014. Mr. Kissam agreed that Albemarle would proceed with a transaction regardless of whether the Pigments Sale was consummated. Mr. Kissam also explained that Albemarle was in the final stages of negotiating a cash acquisition of another business, which was contemplated to be signed in mid-July, and that it could not enter into both transactions. Although a transaction with Rockwood was its primary objective, Albemarle did not want to forgo this alternative transaction in the event it did not execute a transaction with Rockwood. Thus, Albemarle insisted that a transaction with Rockwood must be signed by mid-July. Given the effort and expense that would be required to enter into a transaction in that timeframe, Albemarle requested that Rockwood negotiate with it on an exclusive basis. Although Mr. Ghasemi rejected the request for exclusivity, the parties agreed to pursue a transaction on a non-exclusive basis on the timetable and other terms discussed at the meeting.

On June 23, 2014, the Albemarle board of directors, along with Albemarle senior management and representatives of BofA Merrill Lynch, met to review the status of discussions with Rockwood. Ms. Whittemore reminded the Albemarle board of directors of the connections to Rockwood by McGuireWoods LLP, the law firm at which she is a partner, and T. Rowe Price Group, Inc., of which she is a director. Ms. Whittemore advised that her contact with Rockwood had not changed materially since the October 7 and 8, 2013 meeting of the Albemarle board of directors, but it was noted that she and Ms. Narwold would discuss the contacts with outside counsel and subsequently advise the Albemarle board of directors of the results of those discussions. Mr. Kissam noted that he had spoken to each director prior to the board meeting regarding the potential transaction with Rockwood. The Albemarle board of directors then discussed with members of Albemarle management and representatives of BofA Merrill Lynch the terms of the proposed transaction, including the proposed price, transaction structure and composition of the Albemarle board post-completion. BofA Merrill Lynch reviewed with the Albemarle board of directors its updated preliminary financial analyses of Albemarle and Rockwood.

On the morning of June 24, 2014, Mr. Kissam called Mr. Ghasemi and told him that the Albemarle board of directors had agreed to pursue the transaction on the terms discussed at their June 20, 2014 meeting, except that Rockwood would appoint only one board member rather than five members to a twelve member post-closing board. Noting that Rockwood’s shareholders were expected to own more than 30% of the combined company, Mr. Ghasemi responded that Rockwood would require four members. Mr. Kissam called him back later that morning and agreed.

Also on the morning of June 24, 2014, Ms. Narwold and representatives of BofA Merrill Lynch and Shearman & Sterling LLP (which we refer to in this joint proxy statement/prospectus as Shearman & Sterling), Albemarle’s outside counsel, met with Messrs. Zatta and Riordan and representatives of Simpson Thacher and Lazard to discuss the terms of the proposed transaction and the proposed timetable for announcing a transaction, assuming agreement could be reached, including the timing of mutual due diligence of Albemarle and Rockwood and negotiating a merger agreement.

On June 24, 2014, the Rockwood board of directors, along with senior management and representatives of Lazard, Simpson Thacher and Richards Layton, met to review the status of discussions with Albemarle and the other parties. Mr. Ghasemi began by describing his phone conversations with Mr. Kissam on June 18, 2014, the terms discussed at the meeting with Mr. Kissam and representatives of BofA Merrill Lynch on June 20, 2014 and during his phone conversation with Mr. Kissam earlier the morning of June 24, 2014. After discussion of the proposed terms, it was noted that the Albemarle shareholders would be required to vote on the proposed transaction given the number of Albemarle shares to be issued. The Rockwood board of directors, along with senior management and representatives of Lazard and Simpson Thacher, discussed the risks of a transaction subject to the approval of the counterparty’s shareholders. It was discussed whether Albemarle could decrease the proportion of consideration payable in shares (and make a corresponding increase in the proportion payable in cash) to eliminate a required Albemarle shareholder vote. Representatives of Lazard advised that representatives of BofA Merrill Lynch had indicated, at the direction of Albemarle, that Albemarle would not pursue a transaction unless it could maintain its investment grade rating on its debt and that Albemarle could not borrow sufficient funds to increase the cash consideration to a level that would not require an Albemarle shareholder vote without losing its investment grade status. There was also discussion of potential terms that could be included in a merger agreement, including the ability to solicit or respond to alternative proposals. Representatives of Lazard presented a proposed transaction timeline targeting a July 15, 2014 announcement, and Mr. Ghasemi noted that Messrs. Zatta and Riordan, along with representatives of Lazard and Simpson Thacher, had met earlier that day with Ms. Narwold and representatives of BofA Merrill Lynch and Shearman & Sterling LLP to discuss a reciprocal due diligence process, including management presentations and a transaction timeline.

Representatives of Lazard reported that since the June 15, 2014 board meeting, Lazard had continued to have discussions with Company A, Company B, Company C and Company D and summarized those discussions. Company A, which had previously submitted an indication of interest for Rockwood’s surface treatment business and had stated it was not interested in Rockwood as a whole, was re-evaluating its position with respect to Rockwood as a whole. Company B, which is a private, non-U.S. entity that had previously informed representatives of Lazard that it wanted to pursue a merger of equals with Rockwood in an all-stock transaction but would consider including some amount of cash in the consideration, was negotiating a confidentiality agreement in advance of a meeting between Mr. Ghasemi and the chief executive officer of Company B scheduled for June 27, 2014. Company C, which had previously indicated that it did not have the capacity to acquire Rockwood for all cash, indicated that, as a result of its working to consummate a transaction with another party, any transaction with Rockwood would likely be delayed until October 2014. Company D, which had previously indicated it was only interested in acquiring Rockwood’s surface treatment business, had, after follow up inquiries from representatives of Lazard, stated that it was discussing internally whether it would be interested in acquiring Rockwood as a whole and would contact Lazard if its position changed. Following further discussion, the Rockwood board of directors instructed management to pursue a transaction with Albemarle on the terms described to the Rockwood board of directors, while continuing to engage with the other parties. Representatives of Lazard were instructed to continue to advise the other parties that they should respond quickly as Rockwood was evaluating other proposals.

On June 27, 2014, a mutual confidentiality agreement was entered into between Rockwood and Company B with a standstill period of 18 months. Later that day, Mr. Ghasemi and the chief executive officer of Company B met to discuss a potential business combination transaction. The chief executive officer of Company B indicated that Company B had been exploring a potential merger with Rockwood using cash and Company B’s stock (which was not publicly traded). Although Company B remained interested in Rockwood’s surface treatment business, he explained that Company B did not want to pursue a transaction for Rockwood as a whole at that time.

On July 1 and 2, 2014, Rockwood and Albemarle conducted management presentations for each other and on July 2, 2014, Rockwood and Albemarle each opened its electronic data room to facilitate the other’s due diligence review. The parties, with the assistance of their respective advisors, engaged in due diligence on each other through July 14, 2014, including conducting site visits at certain of the other’s facilities in the United States, Germany and Chile.

On July 3, 2014, the Rockwood board of directors met to review the status of discussions with Albemarle and the other parties. Representatives of Lazard and Citi, another financial advisor to Rockwood, and representatives of Simpson Thacher and Richards Layton also participated in the meeting. Among other things, representatives of Lazard reviewed the share price movements of Rockwood and Albemarle since June 20, 2014, noting that Rockwood’s share price had increased by 3.8% as compared to Albemarle’s share price, which had increased by 0.5%. After discussion, Messrs. Zatta and Riordan and representatives of Lazard described the Rockwood and Albemarle management presentations that occurred during the prior two days and the status of due diligence, noting the parties were continuing to work with a view to an announcement on July 15, 2014, if a transaction were to be successfully negotiated.

At the July 3, 2014 meeting, representatives of Lazard advised that since the June 24, 2014 board meeting, Lazard had continued to have discussions with Company A, Company B, Company C and Company D. As instructed by the Rockwood board of directors at the prior board meeting, Lazard had advised all of these parties to respond quickly as Rockwood was evaluating other proposals. Mr. Ghasemi reported on his meeting with the chief executive officer of Company B. Although Company B remained interested in the surface treatment business, he explained that Company B did not want to pursue a transaction for Rockwood as a whole at that time. Representatives of Lazard indicated that Company A had retained financial advisors to evaluate a transaction with respect to Rockwood as a whole and would inform Lazard of its intentions early the following week. Company C had retained financial advisors to explore an acquisition of Rockwood as a whole and was evaluating potential partners for the lithium business. Company D confirmed its principal strategic interest was the surface treatment business, but it continued to evaluate its interest in the lithium business. A discussion followed regarding each of the potential counterparties. Following discussion, Mr. Zatta discussed Rockwood’s financial projections.

Also at the July 3, 2014 meeting, Mr. Riordan advised that he had requested that Simpson Thacher prepare a merger agreement for the proposed transaction with Albemarle. It was discussed that Lazard should further pursue with BofA Merrill Lynch whether the cash portion of the merger consideration could be increased in order to make a transaction less conditional by eliminating the need for an Albemarle shareholder vote. It was noted that Albemarle’s willingness to bear the risk of the Pigments Sale increased transaction certainty for Rockwood. Although Lazard had advised the Rockwood board of directors that Lazard had solicited the most likely counterparties, the Rockwood board of directors determined that the merger agreement would need to provide Rockwood with the ability to terminate the transaction to enter into an unsolicited superior alternative proposal should such a proposal be made after announcement of a transaction with Albemarle. Following further discussion, the Rockwood board of directors instructed Rockwood’s management to continue to pursue a transaction with Albemarle on the terms described to the Rockwood board of directors, while continuing to engage with the other parties.

On July 5, 2014, Simpson Thacher sent Shearman & Sterling an initial draft of the merger agreement, and on July 8, 2014, Shearman & Sterling delivered an issues list relating to the draft merger agreement to Simpson Thacher.

On July 8, 2014, Messrs. Ghasemi and Zatta received a non-binding indication of interest from Company C proposing to acquire Rockwood for $80.00 per share. The proposal contemplated cash and share consideration and noted that Company C was prepared to discuss the levels of cash and stock consideration. The letter stated that the proposal was not conditioned on the closing of the Pigments Sale and that Company C believed it could complete due diligence and finalize documentation within six weeks from the signing of a confidentiality agreement. Later that day, after discussion with Rockwood’s management, Lazard informed Company C that another potential counterparty had offered a higher price and asked Company C if it would be willing to increase its valuation and accelerate its timing. Company C indicated that it understood Rockwood had alternatives. No further response was received from Company C.

On July 9, 2014, the Rockwood board of directors met to review the status of discussions with Albemarle and the other parties. Senior management and representatives of Simpson Thacher and Richards Layton also participated in the meeting. Representatives of Lazard reported that BofA Merrill Lynch had confirmed, at the direction of Albemarle, that Albemarle could not borrow sufficient funds to increase the proportion of cash consideration to an amount that would eliminate a required Albemarle shareholder vote without losing its investment grade status, but that Albemarle was considering the maximum amount of indebtedness it could incur in connection with the transaction while continuing to maintain investment grade status. The representatives of Lazard further reported that, at that time, Albemarle was contemplating that $46.79 of its proposed $85.00 merger consideration would be payable in cash, representing 55% of the consideration, with the balance payable in Albemarle shares, resulting in Rockwood shareholders owning approximately 32.8% of the combined company. After discussion of Company C’s indication of interest, it was noted that a transaction with Albemarle would provide the Rockwood shareholders with greater value and certainty, and that Company C had not conducted any non-public due diligence of Rockwood while Albemarle had engaged in detailed due diligence and had been exploring a transaction with Rockwood since earlier in the year. Lazard informed the Rockwood board of directors that Company C had not responded to Lazard’s request for an increased valuation and acceleration of its timeline and there had been no developments with the other parties since the meeting of the Rockwood board of directors on July 3, 2014. Representatives of Lazard and Citi also reviewed with the Rockwood board of directors preliminary financial analyses relating to each of Rockwood and Albemarle on a standalone basis, of the combined company taking into account the proposed transaction and of the potential merger consideration to be paid to the Rockwood shareholders in the proposed merger. Following discussion, Messrs. Zatta and Riordan reported on due diligence, and following discussion, representatives of Simpson Thacher summarized merger agreement issues.

On July 10, 2014, Shearman & Sterling sent Simpson Thacher a revised draft of the merger agreement reflecting the positions stated in its July 8 issues list and subsequent discussions among the parties and their respective advisors regarding those issues. From July 11 through July 14, 2014, the parties, assisted by their respective advisors, negotiated the terms of the merger agreement and, through the early morning of July 15, 2014, the contents of their respective disclosure letters to be delivered in connection with, and qualifying their representations and covenants set forth in, the merger agreement. These negotiations covered various aspects of the transaction, including, among other things, the structure of the transaction and the resulting taxable nature of the transaction to the Rockwood shareholders, the representations and warranties made by the parties, the restrictions on the conduct of each party’s business, the definition of material adverse effect and, with respect to Rockwood, its exclusion of matters related to the Pigments Sale, the conditions to completion of the merger, each party’s ability to negotiate with and provide information to a person who may make an alternative proposal, the ability of each party’s board of directors to change its recommendation in favor of the merger or the share issuance, as applicable, in response to a superior proposal or otherwise, the ability of each party to match a superior proposal made by another person and exclusivity rights in connection therewith, the ability of Rockwood to terminate the merger agreement to accept a superior proposal under certain conditions, the other termination provisions and the amount and triggers of each party’s termination fee and expense reimbursement obligations, the composition of the post-merger Albemarle board of directors, the provisions regarding Rockwood’s equity awards, employee benefit plans, retention bonuses, severance and other compensation matters, and Albemarle’s financing obligations and the potential liabilities therefor.

On the morning of Sunday, July 13, 2014, a representative of BofA Merrill Lynch, at the direction of Albemarle, called a representative of Lazard proposing that the parties use Albemarle’s closing stock price of $72.00 on Friday, July 11, 2014 to set the exchange ratio for the stock portion of the merger consideration. In a call from Mr. Kissam to Mr. Ghasemi later that day before the meetings of the Albemarle board of directors and the Rockwood board of directors, Mr. Ghasemi reminded Mr. Kissam that they had agreed to use the $71.52 closing price of Albemarle common stock from June 20, 2014 to set the exchange ratio, and Mr. Kissam agreed. On that call, Mr. Kissam proposed that Rockwood would have the right to designate three members of a 12-person post-closing Albemarle board of directors rather than four members as previously contemplated, and Messrs. Kissam and Ghasemi agreed that Rockwood would have the right to designate three members of an 11-person post-closing Albemarle board of directors. Messrs. Kissam and Ghasemi also agreed that the termination fee payable by Rockwood would be $180 million (approximately 2.9% of Rockwood’s equity value at the implied merger consideration) if the merger agreement were to be terminated in certain circumstances, noting the parties had previously agreed the termination fee payable by Albemarle would be $300 million if the agreement were to be terminated in certain other circumstances.

On July 13, 2014, the Albemarle board of directors met to review the status of discussions with Rockwood. Senior management of Albemarle and representatives of Troutman Sanders, Shearman & Sterling, BofA Merrill Lynch and Lux Research also participated in the meeting. Mr. Jim W. Nokes, Non-Executive Chairman of the Albemarle board of directors, opened the meeting by noting that Ms. Whittemore, after consultation with counsel, had determined to recuse herself from the deliberations regarding the Rockwood transaction to avoid any appearance of an actual or potential conflict of interest resulting from her positions as a director of T. Rowe Price Group, Inc. and a partner of McGuireWoods LLP, as described above. Accordingly, Ms. Whittemore was not present and did not participate in the meetings of the Albemarle board of directors held on July 13, 2014 or July 14, 2014 at which the Rockwood transaction was discussed and approved as more fully described below.

At the July 13, 2014 meeting of the Albemarle board of directors, representatives of Shearman & Sterling and Troutman Sanders reviewed and discussed with the Albemarle board of directors preliminary legal matters relating to the board of directors’ review and approval of the Rockwood transaction. Mr. Kissam reviewed an overview of the transaction and reminded the board of the transaction’s strategic rationale, including its creation of more consistent and predictable earnings growth and a leader in four attractive growth markets, acceleration of Albemarle’s growth and enhancement of its margin profile, increased diversification of businesses, geographies, and end markets, increased cash generation and synergy opportunities. Members of Albemarle senior management provided an overview of the diligence process that had been undertaken with regard to Rockwood and the results thereof. Representatives of Lux Research then presented an overview of lithium supply and demand dynamics, lithium applications and competitive threats to lithium technologies.

Also at the July 13, 2014 meeting of the Albemarle board of directors, representatives of BofA Merrill Lynch reviewed with the Albemarle board of directors additional financial analyses of the merger consideration. Representatives of Shearman & Sterling then provided a summary of the draft merger agreement, financing terms and regulatory approvals that would be required for the transaction. Finally, Mr. Kissam reviewed the communications plan regarding the transaction.

On July 13, 2014, the Rockwood board of directors met to review the status of discussions with Albemarle. Senior management and representatives of Simpson Thacher also participated in the meeting. Mr. Ghasemi reported on his discussions with Mr. Kissam earlier that day, and representatives of Lazard reported that Albemarle had indicated that it could incur an amount of indebtedness that would result in $50.14 of the proposed $85.00 merger consideration being payable in cash, representing approximately 59% of the merger consideration, with the balance paid in Albemarle shares, resulting in Rockwood shareholders owning approximately 30.7% of the combined company. After discussion, the Rockwood board of directors indicated its support for increasing the proportion of cash consideration. Representatives of Lazard and Mr. Ghasemi reviewed the status and history of discussions with Albemarle and with each of Company A, Company B, Company C, Company D, Company E, Company F and Company G. Representatives of Lazard and Citi also reviewed with the Rockwood board of directors updated preliminary financial analyses relating to each of Rockwood and Albemarle on a standalone basis, of the combined company taking into account the proposed transaction, and of the potential merger consideration to be paid to the Rockwood shareholders in the proposed merger. Following discussion, representatives of Lazard, Citi and Simpson Thacher reviewed Albemarle’s proposed financing and representatives of Simpson Thacher reviewed the proposed merger agreement and updated the Rockwood board of directors on the status of the merger agreement negotiations.

On the afternoon of July 14, 2014, the Albemarle board of directors, excluding Ms. Whittemore, who had recused herself from deliberations, resumed their discussion of the Rockwood transaction.

Mr. Kissam reviewed additional due diligence matters with respect to Rockwood. A representative of Troutman Sanders then discussed the fiduciary duties of the Albemarle board of directors in the context of a strategic acquisition. The Representatives of BofA Merrill Lynch then reviewed with the Albemarle board of directors their financial analysis of the merger consideration and delivered to the Albemarle board of directors BofA Merrill Lynch’s oral opinion, later confirmed by delivery of a written opinion dated July 14, 2014, to the effect that, as of that date and based upon and subject to various assumptions and limitations described in the opinion, the merger consideration to be paid by Albemarle to the holders of Rockwood common stock (other than any shares of Rockwood common stock to be cancelled in accordance with the terms of the merger agreement or as to which dissenters’ rights have been exercised) in the transaction was fair, from a financial point of view, to Albemarle. The opinion of BofA Merrill Lynch is more fully described in the section titled “—Opinion of Albemarle’s Financial Advisor” beginning on page 67. Following additional deliberations, the Albemarle board of directors unanimously (excluding Ms. Whittemore, who had recused herself) determined that the merger is in the best interest of Albemarle shareholders, approved the merger agreement and declared its advisability and recommended that the Albemarle shareholders vote for the approval of the Albemarle share issuance. For further information concerning the factors considered by the Albemarle board of directors in reaching its decision that the merger is in the best interests of the Albemarle shareholders, its decision to approve the merger agreement and its decision to recommend that Albemarle shareholders vote to approve the Albemarle share issuance, see “—Albemarle’s Reasons for the Merger and Recommendation of the Albemarle Board of Directors” beginning on page 62.

On the evening of July 14, 2014, subsequent to the close of trading on the NYSE, the Rockwood board of directors met to consider the proposed transaction with Albemarle. Senior management and representatives of Lazard, Citi, Simpson Thacher and Richards Layton also participated in the meeting. Representatives of Lazard reported that Albemarle had indicated that it could incur an amount of indebtedness that would result in $50.65 of the proposed $85.00 merger consideration being payable in cash, representing approximately 59.6% of the consideration, with the balance paid in Albemarle shares, resulting in Rockwood shareholders owning approximately 30.4% of the combined company. Representatives of Simpson Thacher and Mr. Riordan provided an update on the terms of the merger agreement. Following discussion, representatives of Lazard and Citi presented their financial analyses relating to each of Rockwood and Albemarle on a standalone basis, of the combined company taking into account the proposed transaction and of the merger consideration to be paid to the Rockwood shareholders in the proposed merger, and they rendered to the Rockwood board of directors their respective oral opinions, confirmed by delivery of their respective written opinions, dated as of July 14, 2014, to the effect that, as of such date and based on and subject to various assumptions and limitations described therein, the merger consideration to be paid to the holders of Rockwood’s common stock (other than Rockwood, Albemarle, Merger Sub and shareholders who properly demand appraisal rights) in the proposed merger, was fair, from a financial point of view, to such shareholders. The opinions of Lazard and Citi are more fully described in the section titled “—Opinions of Rockwood’s Financial Advisors” beginning on page 74. Following discussion, the Rockwood board of directors unanimously determined that the merger and the other transactions contemplated by the merger agreement were advisable and approved the execution, delivery and performance of the merger agreement and the consummation of the merger and the other transactions contemplated by the merger agreement and unanimously recommended that the Rockwood shareholders vote for the adoption of the merger agreement. For further information concerning the factors considered by the

Rockwood board of directors in reaching its decision to approve the merger agreement and the consummation of the merger, its decision to declare the merger agreement advisable and its decision to recommend that Rockwood shareholders vote to approve the adoption of the merger agreement, see “—Rockwood’s Reasons for the Merger and Recommendation of the Rockwood Board of Directors” beginning on page 64.

On the morning of July 15, 2014, each of Rockwood, Albemarle and Merger Sub executed and delivered a counterpart of the merger agreement. Later that morning, before the opening of NYSE, Rockwood and Albemarle issued a joint press release announcing the execution of the merger agreement.

Albemarle’s Reasons for the Merger and Recommendation of the Albemarle Board of Directors

At a special meeting of the Albemarle board of directors held on July 13 and 14, 2014, the Albemarle board of directors unanimously (excluding one director who recused herself) determined that the merger is in the best interests of Albemarle shareholders and approved the merger agreement and declared its advisability. The Albemarle board of directors unanimously (excluding one director who recused herself) recommends that Albemarle shareholders vote “FOR” the Albemarle share issuance and “FOR” the Albemarle adjournment proposal.

In reaching its decision that the merger is in the best interests of the Albemarle shareholders, its decision to approve the merger agreement and its decision to recommend that Albemarle shareholders vote to approve the Albemarle share issuance, the Albemarle board of directors consulted with Albemarle management, as well as its financial and legal advisors and other advisors and, at its July 13 and 14, 2014 meeting, and at other meetings at which it considered the proposed merger, the Albemarle board of directors considered a number of factors.

The reasons in favor of the merger considered by the Albemarle board of directors include, but are not limited to, the following:

•	the complementary strengths of Albemarle and Rockwood across their product lines;

•	the differentiated, performance-based technologies and record of innovation of each of the companies;

•	the strength of Rockwood’s competitive position in lithium and lithium compounds and in surface treatment products and services;

•	the growing global demand for lithium products for energy storage and other applications;

•	the strength of Albemarle’s competitive position in catalysts and bromine;

•	the view of the Albemarle board of directors that the combined company would be an industry leader across the four attractive growth markets of lithium, catalysts, bromine and surface treatments, with accelerated growth prospects and attractive margins;

•	the fact that the combined company would have a more diversified portfolio across end markets and geographies and the belief of the Albemarle board of directors that that diversification would make the combined company better able to withstand economic down cycles in industries or geographies;

•	the expectation of Albemarle management that the combined company will benefit from process synergies, particularly resulting from the similarity of the lithium and bromine value and supply chains, including with respect to advanced mineral extraction and processing technologies, value-added derivatization, low-cost positions and vertical integration;

•	the complementary cultures of the two companies, including their shared focus on innovation and high standards for performance and execution;

•	the expectation of Albemarle management that, following the complete integration of Albemarle and Rockwood, the combined company would generate approximately $100 million in annual cost synergies by 2016;

•	the expectation of Albemarle management that the combined company would generate significant free cash flow that would enable it to simultaneously (i) reduce leverage rapidly, (ii) invest in the businesses of the combined company and (iii) maintain and continue to regularly increase its quarterly dividends to shareholders, and to eventually resume share buybacks;

•	the anticipated ability to leverage the financial strength of the combined company, which collectively generated nearly $3.8 billion of net sales in 2013 on a pro forma basis;

•	the expectation of Albemarle management that the merger will be accretive to Albemarle’s adjusted earnings per share beginning in 2016, and substantially accretive thereafter;

•	the experience of Albemarle in integrating acquired companies;

•	the limited number and nature of the conditions to the parties’ obligations to complete the merger and the belief of the Albemarle board of directors of the likelihood of satisfying such conditions;

•	the view of the Albemarle board of directors, after consultation with counsel, that the transaction is not expected to present material regulatory issues;

•	the belief of the Albemarle board of directors, following consultation with its advisors, that it was likely that Albemarle would be able to obtain the necessary financing to pay the aggregate cash portion of the merger consideration and that the combined company would be able to repay, service or refinance any indebtedness incurred in connection with the merger and, to the extent such indebtedness remains outstanding, to comply with the financial covenants applicable to such indebtedness, after its review and discussion of various factors, including (i) the terms of Rockwood’s current indebtedness and (ii) the terms of the proposed financing for the merger (including fees and interest);

•	the belief of the Albemarle board of directors, following consultation with its advisors, that the financing commitments it had obtained to pay the aggregate cash portion of the merger consideration were on attractive terms for Albemarle;

•	the belief of the Albemarle board of directors that Albemarle would maintain its investment grade credit rating immediately following the completion of the merger;

•	the right of the Albemarle board of directors under the merger agreement to withdraw its recommendation to the Albemarle shareholders that they approve the Albemarle share issuance in certain circumstances, as more fully described under “The Merger Agreement—No Solicitation—Board Recommendation Change” beginning on page 116;

•	the fact that the Albemarle shareholders will have an opportunity to vote on the approval of the Albemarle share issuance;

•	the fact that the exchange ratio for shares of Rockwood common stock is fixed and will not adjust to compensate for any decrease in the trading price of Albemarle common stock prior to the completion of the merger;

•	the fact that Rockwood is obligated to pay Albemarle a termination fee of $180 million in certain circumstances, as more fully described under “The Merger Agreement—Payment of Certain Fees and Expenses” beginning on page 119;

•	the fact that Rockwood is obligated to reimburse Albemarle for up to $25 million in out-of-pocket expenses under certain circumstances, as more fully described under “The Merger Agreement—Payment of Certain Fees and Expenses” beginning on page 119;

•	the description of the material terms and conditions of the merger agreement as described in a legal presentation by Shearman & Sterling LLP to the Albemarle board of directors; and

•	the opinion, dated July 14, 2014, of BofA Merrill Lynch to the Albemarle board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to Albemarle of the merger consideration to be paid by Albemarle to the holders of Rockwood common stock (other than any shares of Rockwood Common Stock to be cancelled in accordance with the merger agreement or as to which dissenters’ rights have been exercised) in the transaction, which opinion was based upon and subject to the assumptions made, procedures followed, factors considered and limitations on the review undertaken, as more fully described under “The Merger—Opinion of Albemarle’s Financial Advisor—Opinion of BofA Merrill Lynch” beginning on page 67, and the related financial analyses presented by BofA Merrill Lynch to the Albemarle board of directors.

The Albemarle board of directors also considered the following potentially negative factors associated with the merger:

•	the right of the Rockwood board of directors under the merger agreement to withdraw its recommendation to the Rockwood shareholders that they adopt the merger agreement in certain circumstances, as more fully described under “The Merger Agreement—No Solicitation—Board Recommendation Change” beginning on page 116;

•	the right of the Rockwood board of directors to terminate the merger agreement in certain circumstances, as more fully described under “The Merger Agreement—Termination of the Merger Agreement” beginning on page 117;

•	the fact that the exchange ratio for shares of Rockwood common stock is fixed and will not adjust to compensate for any increase in the trading price of Albemarle’s common stock prior to completion of the merger;

•	the fact that Albemarle is obligated to pay Rockwood a termination fee of $300 million in certain circumstances, as more fully described under “The Merger Agreement—Payment of Certain Fees and Expenses” beginning on page 119;

•	the fact that Albemarle is obligated to reimburse Rockwood for up to $25 million in out-of-pocket expenses under certain circumstances, as more fully described under “The Merger Agreement—Payment of Certain Fees and Expenses” beginning on page 119;

•	the potential diversion of management resources from operational matters and the opportunity costs associated with the merger prior to the completion or abandonment of the merger;

•	the fact that the merger agreement contains certain customary restrictions on the ability of Albemarle to conduct its business in the period between signing and closing, in that Rockwood’s consent is required in respect of the issuance of shares of Albemarle capital stock other than for limited purposes, the acquisition of assets above a certain threshold, and other matters commonly subject to pre-closing restrictions, as more fully described under “The Merger Agreement—Conduct of Business Pending the Merger—Conduct of Business by Albemarle”) beginning on page 123;

•	the fact that the obligations of Albemarle and Merger Sub under the merger agreement are not subject to any conditions regarding the closing of the Pigments Sale and the attendant risk that the Pigments Sale might not be consummated prior to the completion of the merger or at all;

•	the risk that the potential synergies and other benefits of the merger may not be realized or that Albemarle will not be successful in implementing its business plan for the combined company;

•	the risks arising from the challenges of integrating the businesses, management teams, strategies, cultures and organizations of the two companies, including the possibility that the merger and the resulting integration process could result in the loss of key employees, the disruption of on-going business and the loss of customers;

•	the risk that the merger might not be completed on a timely basis despite the parties’ efforts, and, if the merger is not completed by the outside date for completion of the merger, the fact that the merger agreement may be terminated by either party;

•	the impact of costs and expenses related to the merger, including integration expenses, on Albemarle’s financial position; and

•	other applicable risks described in the section of this joint proxy statement/prospectus entitled “Risk Factors” beginning on page 25.

In the judgment of the Albemarle board of directors, however, these potential risks were favorably offset by the potential benefits of the merger discussed above.

The foregoing discussion is not intended to be exhaustive, but Albemarle believes it addresses the material information and factors considered by the Albemarle board of directors in its consideration of the merger, including factors that may support the merger, as well as factors that may weigh against it. In view of the variety of factors and the amount of information considered, the Albemarle board of directors did not find it practicable to quantify or otherwise assign relative weights to and did not make specific assessments of the factors considered in reaching its determination, and individual members of the Albemarle board of directors may have given different weights to different factors. The Albemarle board of directors did not reach any specific conclusion with respect to any of the factors or reasons considered.

The above factors are not listed in any particular order of priority. This explanation of the factors and reasoning set forth above contains forward-looking statements and should be read in conjunction with the section of this joint proxy statement/prospectus entitled “Special Note Regarding Forward-Looking Statements” beginning on page 33.

Rockwood’s Reasons for the Merger and Recommendation of the Rockwood Board of Directors

At a special meeting of the Rockwood board of directors held on July 14, 2014, the Rockwood board of directors unanimously approved the merger agreement and the consummation of the merger and declared the merger agreement advisable. The Rockwood board of directors unanimously recommends that Rockwood shareholders vote “FOR” the proposal to adopt the merger agreement and “FOR” the Rockwood adjournment proposal.

In reaching its decision to approve the merger agreement and the consummation of the merger, its decision to declare the merger agreement advisable and its decision to recommend that Rockwood shareholders vote to approve the adoption of the merger agreement, the Rockwood board of directors consulted with Rockwood management, as well as its financial and legal advisors and, at its July 14, 2014 meeting, and at other meetings at which it considered the proposed merger, the Rockwood board of directors considered a number of factors.

The reasons in favor of the merger considered by the Rockwood board of directors include, but are not limited to, the following:

•

the value of the merger consideration to be received by the Rockwood shareholders of $85.00 per share, based on the June 20, 2014 closing price of shares of Albemarle common stock at $71.52, representing a premium of 13% to the volume-

weighted average price for shares of Rockwood common stock over a 20-trading-day period ended July 10, 2014 and a 14.9 multiple of Rockwood’s $391 million 2014 pro forma EBITDA estimated by Rockwood management;

•	the fact that a significant portion of the merger consideration will be paid in cash, providing certainty of value with respect to the cash portion of the merger consideration and enabling Rockwood shareholders to realize value for a significant portion of their investment immediately upon the completion of the merger;

•	the opportunity afforded by the stock portion of the merger consideration for Rockwood shareholders to participate in the future earnings and growth of the combined company and future appreciation in the value of Albemarle common stock following the merger;

•	the fact that the stock portion of the merger consideration is based on a fixed exchange ratio and, accordingly, that Rockwood shareholders will benefit from any increase in the value of Albemarle common stock before or after the Rockwood special meeting;

•	the fact that the adoption of the merger agreement is subject to the approval of Rockwood shareholders and the ability of Rockwood shareholders to vote against the merger agreement for any reason;

•	the risks and uncertainty of remaining an independent public company, given Rockwood’s market capitalization, operations, product portfolio and estimated future results of operations and cash flows, in comparison to the merger consideration which would enable Rockwood shareholders to realize a substantial portion of Rockwood’s potential future value without such risks;

•	the belief that the merger is more favorable to Rockwood shareholders than the other alternatives available, which belief was formed in part based on the responses to solicitations by one of Rockwood’s financial advisors from the parties determined by Rockwood’s management, after discussion with such financial advisor, to be the parties most likely to be interested in a strategic transaction with Rockwood;

•	the expectation that the merger will create a global specialty chemicals company with leading positions across four attractive growth markets: lithium, catalysts, bromine and surface treatment, which is more diversified and strategically well-positioned than Rockwood on a stand-alone basis;

•	the benefits to the combined company that could result from the merger, including the increased market capitalization, improved access to the capital markets, increased EBITDA growth potential, greater stability in cash flows, increased deleveraging capability, enhanced innovation capabilities, increased diversity in the products offered and geographic areas served and the potential to realize certain cost synergies;

•	the financial presentation by Lazard and Citi and the oral opinions of each of Lazard and Citi, delivered to the Rockwood board of directors, subsequently confirmed by deliveries of their respective written opinions, dated July 14, 2014, to the effect that, as of such date, the merger consideration to be received by holders of shares of Rockwood common stock (other than Rockwood excluded shares) was fair, from a financial point of view, to such holders, which opinions were based upon and subject to the assumptions, matters considered, procedures, factors, qualifications and limitations more fully described in the section titled “The Merger—Opinion of Rockwood’s Financial Advisors” beginning on page 74;

•	the right of the Rockwood board of directors under the merger agreement to, in response to unsolicited acquisition proposals, provide information to, and negotiate alternative transactions with, third parties in certain circumstances, as more fully described under “The Merger Agreement—No Solicitation” beginning on page 115;

•	the right of the Rockwood board of directors under the merger agreement to change its recommendation that Rockwood shareholders vote in favor of the adoption of the merger agreement in certain circumstances, as more fully described under “The Merger Agreement—No Solicitation” beginning on page 115;

•	the right of the Rockwood board of directors under the merger agreement to terminate the merger agreement to accept a superior acquisition proposal subject to the payment of a termination fee in certain circumstances, as more fully described under “The Merger Agreement—Termination of the Merger Agreement” beginning on page 117;

•	the fact that the $180 million termination fee payable in certain circumstances by Rockwood is equal to approximately 2.9% of Rockwood’s equity value at the implied merger consideration and the reimbursement of Albemarle’s out-of pocket expenses is capped at $25 million, which the Rockwood board of directors viewed , after consultation with Rockwood’s financial and legal advisors, as reasonable and not likely to preclude any other party from making a competing acquisition proposal;

•	the fact that the obligations of Albemarle and Merger Sub under the merger agreement are not subject to any conditions regarding the closing of the Pigments Sale;

•	the fact that the obligations of Albemarle and Merger Sub under the merger agreement to complete the merger are not conditioned upon receipt of financing and the fact that Albemarle obtained a commitment letter with respect to the debt financing necessary to pay the aggregate cash portion of the merger consideration, which, based on the terms of the commitments and the reputation of the commitment parties, in the judgment of the Rockwood board of directors, increases the likelihood of such financings being completed;

•	the fact that the merger agreement expressly contemplates that Rockwood may obtain specific performance of Albemarle’s obligations under the merger agreement;

•	the fact that Albemarle is obligated to pay Rockwood a termination fee of $300 million in certain circumstances, as more fully described under “The Merger Agreement—Payment of Certain Fees and Expenses” beginning on page 119;

•	the fact that Albemarle is obligated to reimburse Rockwood for up to $25 million in out-of-pocket expenses under certain circumstances, as more fully described under “The Merger Agreement—Payment of Certain Fees and Expenses” beginning on page 119;

•	the view of the Rockwood board of directors, after consultation with its legal advisor, that the merger does not present material regulatory issues; and

•	the fact that appraisal rights would be available to holders of Rockwood common stock under Delaware law and that there was no limitation in the merger agreement relating to the number of shares of Rockwood common stock that could exercise appraisal rights.

The Rockwood board of directors also considered the following potentially negative factors associated with the merger:

•	the lack of opportunity for Rockwood shareholders to participate in Rockwood’s potential upside as a stand-alone company, other than indirectly as a part of the combined company through the stock portion of the merger consideration after the completion of the merger;

•	the potential decrease of the implied value of the merger consideration which would result from a decrease in the trading price of Albemarle common stock because the stock portion of the merger consideration is a fixed number of shares of Albemarle common stock and the merger agreement does not provide Rockwood with a price-based termination right or other similar price protection;

•	the execution risks associated with the implementation of the combined company’s long term business plan and strategy, which may be different from the execution risks related only to Rockwood’s business;

•	the risk that the combined company may not be able to successfully integrate the businesses of Rockwood and Albemarle and therefore may not be able to realize the anticipated benefits of the merger;

•	the fact that the transaction structure requires approval by holders of a majority of the votes cast on the Albemarle share issuance at the Albemarle special meeting, which may not be obtained;

•	the possibility that Albemarle will be unable to obtain financing for the merger, including the debt financing proceeds contemplated by the commitment letter it obtained;

•	the risk that the merger might not be completed on a timely basis or at all despite the parties’ efforts, and, if the merger is not completed, the materially adverse impact such event could have on Rockwood’s financial condition, results of operations and stock price;

•	the possible disruption to Rockwood’s business that may result from announcement of the merger and the resulting distraction of management’s attention from the day-to-day operations of the business;

•	the risk that the pendency of the merger could adversely affect Rockwood’s relationships with its customers, suppliers and any other persons with whom Rockwood has a business relationship, or pose difficulties in attracting and retaining key employees;

•	the risk of incurring substantial transaction and integration costs in connection with the merger;

•	the reduced influence that Rockwood shareholders will exercise over the board of directors, management and policies of the combined company as compared to the influence Rockwood shareholders have over the board of directors, management and policies of Rockwood;

•	the fact that the merger agreement restricts Rockwood’s ability to conduct its business in the period prior to the completion of the merger, which may delay or prevent Rockwood from undertaking business opportunities that may arise during such interim period, as more fully described under “The Merger Agreement—Conduct of Business Pending the Merger” beginning on page 120;

•	the fact that Rockwood is obligated to pay Albemarle a termination fee of $180 million in certain circumstances (equal to approximately 2.9% of Rockwood’s equity value at the implied merger consideration), as more fully described under “The Merger Agreement—Payment of Certain Fees and Expenses” beginning on page 119;

•	the fact that Rockwood is obligated to reimburse Albemarle for up to $25 million in out-of-pocket expenses under certain circumstances, as more fully described under “The Merger Agreement—Payment of Certain Fees and Expenses” beginning on page 119;

•	the possibility that the $180 million termination fee and the expense reimbursement of up to $25 million payable by Rockwood, and other provisions in the merger agreement, might discourage other bidders from making a competing offer to acquire Rockwood;

•	the fact that some of Rockwood’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Rockwood shareholders generally, as more fully described under “The Merger—Interests of Rockwood Directors and Executive Officers in the Merger” beginning on page 86;

•	the expectation that the receipt of Albemarle common stock and cash in exchange for Rockwood common stock in the merger will generally be taxable to Rockwood shareholders for U.S. federal income tax purposes, as more fully described under “The Merger—Material U.S. Federal Income Tax Consequences” beginning on page 94; and

•	other applicable risks described in the section of this joint proxy statement/prospectus entitled “Risk Factors” beginning on page 25.

In the judgment of the Rockwood board of directors, however, these potential risks were favorably offset by the potential benefits of the merger discussed above.

The foregoing discussion is not intended to be exhaustive, but Rockwood believes it addresses the material information and factors considered by the Rockwood board of directors in its consideration of the merger, including factors that may support the merger, as well as factors that may weigh against it. In view of the variety of factors and the amount of information considered, the Rockwood board of directors did not find it practicable to quantify or otherwise assign relative weights to and did not make specific assessments of the factors considered in reaching its determination, and individual members of the Rockwood board of directors may have given different weights to different factors. The Rockwood board of directors did not reach any specific conclusion with respect to any of the factors or reasons considered.

The above factors are not presented in any order of priority. This explanation of the factors and reasoning set forth above contains forward-looking statements and should be read in conjunction with the section of this joint proxy statement/prospectus entitled “Special Note regarding Forward-Looking Statements” beginning on page 33.

Opinion of Albemarle’s Financial Advisor

Albemarle has retained BofA Merrill Lynch to act as its financial advisor in connection with the merger. BofA Merrill Lynch is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Albemarle selected BofA Merrill Lynch to act as Albemarle’s financial advisor in connection with the transaction on the basis of BofA Merrill Lynch’s experience in transactions similar to the merger, its reputation in the investment community and its familiarity with Albemarle and its business.

On July 14, 2014, at a meeting of the Albemarle board of directors held to evaluate the transaction, BofA Merrill Lynch rendered to the Albemarle board of directors an oral opinion, confirmed by delivery of a written opinion dated July 14, 2014, to the effect that, as of that date and based on and subject to various assumptions and limitations described in the opinion, the merger consideration to be paid by Albemarle to the holders of Rockwood common stock (other than any shares of Rockwood common stock to be cancelled in accordance with the terms of the merger agreement or as to which dissenters’ rights have been exercised) in the transaction was fair, from a financial point of view, to Albemarle.

The full text of BofA Merrill Lynch’s written opinion, dated July 14, 2014, to the Albemarle board of directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex B to this joint proxy statement/prospectus and is incorporated by reference herein in its entirety.

The following summary of BofA Merrill Lynch’s opinion is qualified in its entirety by reference to the full text of the opinion. BofA Merrill Lynch delivered its opinion to the Albemarle board of directors for the benefit and use of the Albemarle board of directors (in its capacity as such) in connection with and for purposes of its evaluation of the transaction. BofA Merrill Lynch’s opinion did not address any aspect of the transaction other than the merger consideration. BofA Merrill Lynch expressed no opinion or view as to the relative merits of the transaction in comparison to other strategies or transactions that might be available to Albemarle or in which Albemarle might engage or as to the underlying business decision of Albemarle to proceed with or effect the transaction. BofA Merrill Lynch also expressed no opinion as to what the value of the Albemarle common stock actually will be when issued or the prices at which Albemarle common stock or Rockwood common stock will trade at any time, including following announcement or completion of the merger. In addition, BofA Merrill Lynch expressed no opinion or recommendation as to how any shareholder should vote or act in connection with the transaction or any related matter.

In connection with its opinion, BofA Merrill Lynch, among other things:

•	reviewed certain publicly available business and financial information relating to Rockwood and Albemarle;

•	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Rockwood furnished to or discussed with BofA Merrill Lynch by the management of Rockwood, including certain financial forecasts relating to Rockwood prepared by the management of Rockwood (which we refer to in this joint proxy statement/prospectus as the Rockwood forecasts);

•	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Albemarle furnished to or discussed with BofA Merrill Lynch by the management of Albemarle, including certain financial forecasts relating to Albemarle prepared by the management of Albemarle (which we refer to in this joint proxy statement/prospectus as the Albemarle forecasts);

•	reviewed certain estimates as to the amount and timing of synergies anticipated by the management of Albemarle to result from the transaction (which we refer to in this joint proxy statement/prospectus as the synergies);

•	discussed the past and current business, operations, financial condition and prospects of Rockwood with members of senior managements of Rockwood and Albemarle, and discussed the past and current business, operations, financial condition and prospects of Albemarle with members of senior management of Albemarle;

•	reviewed the potential pro forma financial impact of the transaction on the future financial performance of Albemarle, including the potential effect on Albemarle’s estimated earnings per share;

•	reviewed the trading histories for Rockwood common stock and Albemarle common stock and a comparison of such trading histories with each other;

•	compared certain financial and stock market information of Rockwood and Albemarle with similar information of other companies BofA Merrill Lynch deemed relevant;

•	compared certain financial terms of the transaction to financial terms, to the extent publicly available, of other transactions BofA Merrill Lynch deemed relevant;

•	reviewed a draft, dated July 14, 2014, of the merger agreement; and

•	performed such other analyses and studies and considered such other information and factors as BofA Merrill Lynch deemed appropriate.

In arriving at its opinion, BofA Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the managements of Albemarle and Rockwood that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to Rockwood forecasts, BofA Merrill Lynch was advised by Rockwood, and assumed, with the consent of Albemarle, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Rockwood as to the future financial performance of Rockwood. With respect to the Albemarle forecasts and the synergies, BofA Merrill Lynch assumed, at the direction of Albemarle, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Albemarle as to the future financial performance of Rockwood and Albemarle and the other matters covered thereby. BofA Merrill Lynch relied, at the direction of Albemarle, on the assessments of the management of Albemarle as to Albemarle’s ability to achieve the synergies and was advised by Albemarle, and assumed, that the synergies will be realized in the amounts and at the times projected.

BofA Merrill Lynch did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Rockwood, Albemarle or any other entity, nor did BofA Merrill Lynch make any physical inspection of the properties or assets of Rockwood, Albemarle or any other entity and BofA Merrill Lynch assumed, with the consent of Albemarle, that there were no material undisclosed liabilities of or relating to Albemarle, Rockwood or any other entity for which appropriate reserves or other provisions had not been made. BofA Merrill Lynch did not evaluate the solvency or fair value of Rockwood, Albemarle or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Merrill Lynch assumed, at the direction of Albemarle, that the transaction would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on Rockwood, Albemarle or the contemplated benefits of the transaction. BofA Merrill Lynch assumed, at the direction of Albemarle, that the final executed merger agreement would not differ in any material respect from the draft version of the merger agreement reviewed by BofA Merrill Lynch.

BofA Merrill Lynch expressed no view or opinion as to any terms or other aspects or implications of the transaction (other than the merger consideration to the extent expressly specified in its opinion), including, without limitation, the form or structure of the transaction, the form or structure of, or any adjustments to, the merger consideration or any terms, aspects or implications of any other arrangement, agreement or understanding entered into in connection with or related to the transaction or otherwise. BofA Merrill Lynch’s opinion was limited to the fairness, from a financial point of view, to Albemarle of the merger consideration to be paid in the transaction and no opinion or view was expressed with respect to any consideration received in connection with the transaction by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the transaction, or class of such persons, relative to the merger consideration or otherwise. BofA Merrill Lynch expressed no view or opinion with respect to, and relied, with the consent of Albemarle, upon the assessments of representatives of Albemarle regarding, legal, regulatory, accounting, tax and similar matters relating to Rockwood, Albemarle or any other entity and the transaction (including the contemplated benefits of the transaction), as to which BofA Merrill Lynch understood that Albemarle obtained such advice as it deemed necessary from qualified professionals.

BofA Merrill Lynch’s opinion was based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date of its opinion. It should be understood that subsequent developments may affect BofA Merrill Lynch’s opinion, and BofA Merrill Lynch does not have any obligation to update, revise, or reaffirm its opinion. The issuance of BofA Merrill Lynch’s opinion was approved by BofA Merrill Lynch’s Americas Fairness Opinion Review Committee.

The following represents a brief summary of the material financial analyses presented to the Albemarle board of directors by BofA Merrill Lynch in connection with its opinion, dated July 14, 2014. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Merrill Lynch, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Merrill Lynch. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Merrill Lynch. For purposes of the financial analyses summarized below, the term “merger consideration” refers to $85.00 per share calculated as (i) cash consideration of $50.65 per share and (ii) stock consideration of $34.35 per share based on a 0.4803 exchange ratio and Albemarle’s June 20, 2014 closing stock price of $71.52 per share.

Rockwood Financial Analyses

Selected Publicly Traded Companies Analysis

BofA Merrill Lynch reviewed financial and stock market information of Rockwood and the following eight selected publicly traded companies in the specialty chemicals industry:

•	Albemarle Corporation

•	E. I. du Pont de Nemours and Company

•	Ecolab Inc.

•	Eastman Chemical Co.

•	Ashland Inc.

•	FMC Corp.

•	W.R. Grace and Company

•	Cytec Industries Inc.

BofA Merrill Lynch reviewed, among other things, enterprise values of the selected publicly traded companies (calculated as equity values based on closing stock prices on July 10, 2014 plus short-term debt, long-term debt, preferred equity and minority interest, less cash and marketable securities, (which we refer to in this joint proxy statement/prospectus as EV) as a multiple of calendar years 2014 and 2015 estimated earnings before interest, taxes, depreciation and amortization (which we refer to in this joint proxy statement/prospectus as EBITDA). Based on its professional judgment and experience and after taking into consideration, among other things, the observed data for the selected publicly traded companies and for Rockwood, BofA Merrill Lynch then applied (i) EV/2014 estimated EBITDA multiples of 11.0x to 14.0x derived from the selected publicly traded companies to Rockwood’s calendar year 2014 estimated EBITDA of approximately $391 million, assuming full year contribution of Rockwood’s 49% interest in Windfield Holdings Pty Ltd, which directly owns 100% of the equity of Talison Lithium Pty Ltd (which we refer to in this joint proxy statement/prospectus as the Talison JV), (ii) EV/2015 estimated EBITDA multiples of 10.0x to 13.0x derived from the selected publicly traded companies to Rockwood’s calendar year 2015 estimated EBITDA of approximately $429 million. Estimated financial data of the selected publicly traded companies were based on publicly available research analysts’ estimates, estimated financial data of Rockwood were based on the Rockwood forecasts (which were adjusted to include proceeds from the Pigments Sale) and estimated financial data of Albemarle were based on both publicly available research analysts’ estimates and the Albemarle forecasts. This analysis indicated the following approximate implied per share equity value reference range for Rockwood (rounded to the nearest $0.25 per share), as compared to the merger consideration:

	Implied Per Share Equity Value Reference Range	Merger Consideration
EV/2014E EBITDA	$65.00 – $81.25	$85.00
EV/2015E EBITDA	$65.00 – $82.75	$85.00

No company used in this analysis is identical or directly comparable to Rockwood. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Rockwood was compared.

Selected Precedent Transactions Analysis

BofA Merrill Lynch reviewed, to the extent publicly available, financial information relating to the following 18 selected transactions involving companies in the specialty chemicals industry:

Announcement Date	Acquiror	Target
January 3, 2006	BASF AG	Engelhard Corporation
December 15, 2006	Court Square Capital Partners L.P., Weston Presidio V, L.P.	MacDermid, Incorporated

Announcement Date	Acquiror	Target
May 31, 2007	The Carlyle Group L.P.	PQ Corporation
July 10, 2008	The Dow Chemical Company	Rohm and Haas Company
July 11, 2008	Ashland Inc.	Hercules Incorporated
January 9, 2011	E. I. du Pont de Nemours and Company	Danisco A/S
February 16, 2011	Clariant AG	Süd-Chemie AG
July 11, 2011	Lonza Group, Ltd.	Arch Chemicals, Inc.
July 20, 2011	Ecolab Inc.	Nalco Holding Company
January 27, 2012	Eastman Chemical Company	Solutia Inc.
June 21, 2012	Cabot Corporation	Norit N.V.
October 12, 2012	Ecolab Inc.	Champion Technologies, Inc.
February 5, 2013	Praxair, Inc.	NuCO2 Inc.
June 16, 2013	Cinven Ltd.	CeramTec GmbH
July 28, 2013	Altana AG	Rockwood clay-based additives business
December 2, 2013	Rockwood Holdings, Inc.	Talison Lithium Pty Ltd.
April 12, 2014	Symrise AG	Diana Group
July 7, 2014	Archer-Daniels-Midland Company	WILD Flavors GmbH

BofA Merrill Lynch reviewed transaction values, calculated as the purchase prices paid for the target companies in the selected transactions plus net debt, less cash and cash equivalents, as a multiple, to the extent publicly available, of the target company’s latest twelve (12) months EBITDA. Based on its professional judgment and experience and after taking into consideration, among other things, the observed data for the selected precedent transactions, BofA Merrill Lynch then applied a selected range of latest twelve (12) months EBITDA multiples of 10.0x to 15.0x derived from the selected transactions to Rockwood’s calendar year 2014 estimated EBITDA of approximately $391 million, assuming full year contribution of the Talison JV. Financial data of the selected transactions were based on publicly available Wall Street research and company publicly available filings. Financial data of Rockwood were based on the Rockwood forecasts (which were adjusted to include proceeds from the Pigments Sale). This analysis indicated the following approximate implied per share equity value reference range for Rockwood (rounded to the nearest $0.25 per share), as compared to the merger consideration:

	Implied Per Share Equity Value Reference Range	Merger Consideration
EV/2014E EBITDA	$59.75 – $86.75	$85.00

No company, business or transaction used in this analysis is identical or directly comparable to Rockwood or the transaction. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which Rockwood and the transaction were compared.

Discounted Cash Flow Analyses

BofA Merrill Lynch performed a discounted cash flow analysis of Rockwood to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Rockwood was forecasted to generate during the fiscal years ending December 31, 2014 through December 31, 2019 based on the Rockwood forecasts (see “Certain Unaudited Prospective Financial Information of Albemarle and Rockwood—Certain Unaudited Prospective Financial Information of Rockwood” beginning on page 85). BofA Merrill Lynch calculated terminal values for Rockwood by applying perpetuity growth rates ranging from 3.0% to 4.0% to Rockwood’s projected unlevered, after-tax normalized free cash flows in the terminal year. The cash flows and terminal values were then discounted to present value as of June 30, 2014, assuming mid-year convention and using weighted average cost of capital discount rates ranging from 8.50% to 10.50%. This analysis indicated the following approximate implied per share equity value reference range for Rockwood (rounded to the nearest $0.25 per share), as compared to the merger consideration:

Implied Per Share Equity Value Reference Range	Merger Consideration
$80.00 – $91.50	$85.00

BofA Merrill Lynch also performed a discounted cash flow analysis to calculate the estimated present value of the run-rate synergies anticipated by the management of Albemarle to result from the transaction. The estimated cash flows resulting from such run-rate synergies (less the estimated costs to achieve such synergies) were discounted to present value as of June 30, 2014, assuming mid-year convention and using weighted average cost of capital discount rates ranging from 8.5% to 10.5%. This analysis indicated the following approximate implied per share equity value reference range for Rockwood (rounded to the nearest $0.25 per share), as compared to the merger consideration:

Implied Per Share Equity Value Reference Range	Merger Consideration
$92.50 – $106.00	$85.00

Other Factors

BofA Merrill Lynch also noted certain additional factors that were not considered part of BofA Merrill Lynch’s financial analyses with respect to its opinion but were referenced for informational purposes, including, among other things, the following:

•	historical trading prices of Rockwood common stock during the 52-week period ended July 10, 2014, noting that the low and high closing prices per share during such period were $62.78 and $81.65, respectively (with a volume weighted average price of $71.27 per share);

•	present value of analyst share price targets for Rockwood common stock in recently published, publicly available research analysts’ reports, noting that the low and high twelve month share price targets discounted to present value utilizing a cost of equity discount rate of 10.75%, ranged from $64.00 to $84.00, with an average of $76.25 per share (per share values rounded to the nearest $0.25 per share);

•	premiums offered for selected mixed cash and stock consideration transactions in the United States completed or pending since January 1, 2010 with transaction values over $1.0 billion. For each of these transactions, BofA Merrill Lynch calculated the premium represented by the offer price over the target company’s: (1) unaffected share price, meaning the closing share price one trading day prior to the earliest of (i) the announcement of the transaction, (ii) the first reported rumor regarding the transaction, (iii) the target company’s announcement of hiring financial advisors to explore a sale and (iv) any other public indication that a sale transaction would likely take place (which earliest date we refer to in this joint proxy statement/prospectus as the unaffected date), and (2) the high closing price for the 52-week period ending on the unaffected date. BofA Merrill Lynch then applied the premium range of (i) 14% to 33% derived from the unaffected share price for the transactions above to Rockwood’s closing price per share on July 10, 2014, which indicated an implied per share equity value reference range for Rockwood (rounded to the nearest $0.25 per share) of $85.75 to $100.00 per share, and (ii) 2% to 19% derived from the high closing price for the 52-week period ending on the unaffected date for the transactions above to Rockwood’s high closing price for the 52-week period ending on July 10, 2014, which indicated an implied per share equity value reference range for Rockwood (rounded to the nearest $0.25 per share) of $83.25 to $97.25 per share;

•	a discounted cash flow analysis of Albemarle to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Albemarle was forecasted to generate during the fiscal years ending December 31, 2014 through December 31, 2018 based on the Albemarle forecasts. BofA Merrill Lynch calculated terminal values for Albemarle by applying perpetuity growth rates ranging from 1.50% to 3.0% to Albemarle’s projected unlevered, after-tax normalized free cash flows in the terminal year. The cash flows and terminal values were then discounted to present value as of June 30, 2014, assuming mid-year convention and using weighted average cost of capital discount rates ranging from 8.00% to 10.00%. This analysis indicated an approximate implied per share equity value reference range for Albemarle of $70.49 to $86.36 per share; and

•	potential pro forma financial effects of the transaction on Albemarle during the fiscal years ending December 31, 2014 through December 31, 2018 based on the Albemarle forecasts and Rockwood forecasts, taking into account, among other things, potential run-rate synergies anticipated by the management of Albemarle to result from the transaction, which indicated, among other things, that based on the merger consideration, the transaction would be accretive to earnings per share in fiscal years 2016, 2017 and 2018.

Miscellaneous

As noted above, the discussion set forth above is a summary of the material financial analyses performed by BofA Merrill Lynch in connection with its opinion to the Albemarle board of directors and is not a comprehensive description of all analyses undertaken or factors considered by BofA Merrill Lynch in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Merrill Lynch believes that the analyses summarized above must be considered as a whole. BofA Merrill Lynch further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Merrill Lynch’s analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, BofA Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Albemarle, Rockwood or any other entity. The estimates of the future performance of Albemarle and Rockwood in or underlying BofA Merrill Lynch’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Merrill Lynch’s analyses. These analyses were prepared solely as part of BofA Merrill Lynch’s analysis of the fairness, from a financial point of view, of the merger consideration and were provided to the Albemarle board of directors in connection with the delivery of BofA Merrill Lynch’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or acquired or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Merrill Lynch’s view of the actual value of Albemarle or Rockwood.

The type and amount of consideration payable in the merger was determined by Albemarle and Rockwood, rather than by any financial advisor, and was approved by the Albemarle board of directors. The decision to enter into the merger agreement was solely that of the Albemarle board of directors. As described above, BofA Merrill Lynch’s opinion and analyses were only one of many factors considered by the Albemarle board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the Albemarle board of directors or management with respect to the merger or the merger consideration.

In connection with BofA Merrill Lynch’s services as Albemarle’s financial advisor, Albemarle has agreed to pay BofA Merrill Lynch an aggregate fee of $25 million, $2 million of which was payable upon the delivery of its opinion and $23 million of which is contingent upon consummation of the transaction. BofA Merrill Lynch and certain of its affiliates are also providing financing to Albemarle in connection with the transaction, for which services BofA Merrill Lynch and such affiliates will receive significant compensation, including acting as (i) a lead arranger, lender and administrative agent for a potential bridge financing facility, for a term loan credit facility and for a backstop revolving credit facility and (ii) an underwriter for a new bond issuance. Albemarle also has agreed to reimburse BofA Merrill Lynch for its documented reasonable out of pocket expenses, including fees and disbursements of its legal counsel, incurred in connection with BofA Merrill Lynch’s engagement and to indemnify BofA Merrill Lynch and related persons against specified liabilities, including liabilities under the federal securities laws, arising out of its engagement.

BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of its businesses, BofA Merrill Lynch and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Albemarle, Rockwood and certain of their respective affiliates.

BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Albemarle and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as financial advisor to Albemarle in connection with a divestiture transaction, (ii) having acted or acting as administrative agent, joint book manager and joint lead arranger for, and/or as a lender under, certain term loans, letters of credit, credit and leasing facilities and other credit arrangements of Albemarle and certain of its affiliates, (iii) having acted or acting as dealer for a commercial paper program of Albemarle, (iv) having acted as placement agent for a share repurchase program of Albemarle, (v) having provided or providing certain managed institutional investments services and products to Albemarle and certain of its affiliates, (vi) having provided or providing certain commodity, derivatives, foreign exchange and other trading services to Albemarle and certain of its affiliates, and (vii) having provided or providing certain treasury management services and products to Albemarle and certain of its affiliates. From July 1, 2012 through June 30, 2014, BofA Merrill Lynch and its affiliates received aggregate revenues from Albemarle and certain of its affiliates of approximately $5 million for corporate, commercial and investment banking services.

In addition, BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Rockwood and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as a lender under certain term loans and other credit arrangements of Rockwood and certain of its affiliates, (ii) having provided or providing certain foreign exchange and other trading services to Rockwood and certain of its affiliates, and (iii) having provided or providing certain treasury management services and products to Rockwood and certain of its affiliates. From July 1, 2012 through June 30, 2014, BofA Merrill Lynch and its affiliates received aggregate revenues from Rockwood and certain of its affiliates of approximately $1 million for corporate, commercial and investment banking services.

Opinions of Rockwood’s Financial Advisors

Opinion of Lazard

Rockwood retained Lazard as a financial advisor in connection with the proposed merger. Rockwood requested that Lazard evaluate the fairness, from a financial point of view, of the merger consideration provided to holders of Rockwood common stock, other than to holders of Rockwood excluded shares. In connection with the merger, on July 14, 2014, Lazard rendered its written opinion to the Rockwood board of directors that, as of such date, and based upon and subject to the assumptions, matters considered, procedures, factors, qualifications and limitations set forth therein, the merger consideration to be received by holders of Rockwood common stock (other than holders of Rockwood excluded shares) was fair, from a financial point of view, to such holders of Rockwood common stock.

The full text of Lazard’s opinion, dated July 14, 2014, which sets forth the assumptions made, matters and factors considered, procedures followed, and qualifications and limitations on the review undertaken by Lazard in connection with its opinion, is attached to this joint proxy statement/prospectus as Annex C and is incorporated into this joint proxy statement/prospectus by reference. The description of Lazard’s opinion set forth below is qualified in its entirety by reference to the full text of Lazard’s opinion. We encourage you to read Lazard’s opinion and this section carefully and in their entirety.

Lazard’s opinion was directed to the Rockwood board of directors for the benefit of the Rockwood board of directors in connection with its evaluation of the merger and addressed only the fairness as of the date of the opinion, from a financial point of view, of the merger consideration to holders of Rockwood common stock (other than holders of Rockwood excluded shares). Lazard’s opinion was not intended to and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the merger or any matter relating thereto. Lazard’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of the opinion. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of the opinion. Lazard did not express any opinion as to the prices at which shares of Rockwood common stock or Albemarle common stock may trade at any time subsequent to the announcement of the merger.

In connection with its opinion, Lazard:

•	reviewed the financial terms and conditions of a draft, dated July 14, 2014, of the merger agreement;

•	reviewed certain publicly available historical business and financial information relating to Rockwood and Albemarle;

•	reviewed various financial forecasts and other data provided to Lazard by Rockwood relating to the business of Rockwood, financial forecasts and other data provided by Albemarle relating to the business of Albemarle and the projected synergies and other benefits, including the amount and timing thereof, anticipated by management of Albemarle to be realized from the merger, and certain publicly available financial forecasts relating to the business of Rockwood and Albemarle;

•	held discussions with members of the senior managements of Rockwood and Albemarle with respect to the businesses and prospects of Rockwood and Albemarle, respectively, and the projected synergies and other benefits, including the amount and timing thereof, anticipated by the managements of Rockwood and Albemarle to be realized from the merger;

•	reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally relevant in evaluating the business of Rockwood and Albemarle, respectively;

•	reviewed the financial terms of certain business combinations involving companies in lines of business Lazard believed to be generally relevant in evaluating the business of Rockwood and Albemarle, respectively;

•	reviewed historical stock prices and trading volumes of Rockwood common stock and Albemarle common stock;

•	reviewed the potential pro forma financial impact of the merger on Albemarle based on financial forecasts referred to above relating to Rockwood and Albemarle; and

•	conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Rockwood or Albemarle or concerning the solvency or fair value of Rockwood or Albemarle, and was not furnished with such valuation or appraisal. With respect to the financial forecasts utilized in Lazard’s analyses, including those related to projected synergies and other benefits as well as costs incurred to realize those synergies anticipated by managements of Rockwood and Albemarle to be realized from the merger, Lazard assumed, with the consent of Rockwood, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of Rockwood and Albemarle, respectively, and such synergies, costs to achieve synergies, and other benefits. Additionally, Lazard assumed, with Rockwood’s consent, that the Pigments Sale would be consummated in the second half of 2014 resulting in net proceeds of $1 billion to Rockwood, and that Albemarle’s sale of its antioxidant, ibuprofen and propofol business would be consummated by the end of 2014 resulting in net proceeds of $85 million to Albemarle. As a result, the analyses of Rockwood and Albemarle include only continuing operations and did not include those businesses, other than certain cash flow adjustments in the second half of 2014.

In rendering its opinion, Lazard assumed, with the consent of Rockwood, that the merger would be consummated on the terms described in the merger agreement, without any waiver or modification of any material terms or conditions. Representatives of Rockwood advised Lazard, and Lazard assumed, that the merger agreement, when executed, would conform to the draft reviewed by Lazard in all material respects. Lazard also assumed, with the consent of Rockwood, that obtaining the necessary governmental, regulatory or third party approvals and consents for the merger would not have an adverse effect on Rockwood, Albemarle or the merger. Lazard did not express any opinion as to tax or other consequences that might result from the merger, nor did Lazard’s opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood that Rockwood obtained such advice as it deemed necessary from qualified professionals. Lazard expressed no view or opinion as to any terms or other aspects (other than the merger consideration to the extent expressly specified therein) of the merger, including, without limitation, the form or structure of the merger or any agreements or arrangements entered into in connection with, or contemplated by, the merger. In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the merger, or class of such persons, relative to the merger consideration or otherwise.

Lazard is an internationally recognized investment banking firm providing a full range of financial advisory and other services. Lazard was selected to act as investment banker to Rockwood because of its qualifications, expertise and reputation in investment banking and mergers and acquisitions, as well as its familiarity with the business of Rockwood.

In connection with Lazard’s services as financial advisor to Rockwood, Rockwood agreed to pay Lazard an aggregate fee based on a percentage formula of the aggregate merger consideration of $21 million, $2 million of which was payable upon the rendering of Lazard’s opinion and the remainder of which is payable upon consummation of the merger. In the event Rockwood or its affiliates or its or their securityholders is paid a break-up, termination, topping or similar fee, payment or judgment, upon receipt thereof, Rockwood agreed to pay Lazard a fee equal to 17.5% of such amount net of Rockwood’s fees and expenses in connection with the merger, provided that such fee may not exceed $21 million and will be credited against the amount of Lazard’s aggregate fee described above to the extent subsequently payable. Rockwood has also agreed to reimburse Lazard for certain expenses incurred in connection with Lazard’s engagement and to indemnify Lazard and certain related persons under certain circumstances against certain liabilities that may arise from or related to Lazard’s engagement, including certain liabilities under U.S. federal securities laws.

Lazard, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for estate, corporate and other purposes. In the two years prior to the date of its opinion, Lazard acted as financial advisor to Rockwood in connection with the CeramTec Sale, the Clay-Based Additives Sale, the pending Pigments Sale, the potential acquisition of Talison Lithium Limited in 2012 and the Talison Acquisition. Further, Lazard Capital Markets LLC acted as co-manager of Rockwood’s September 2012 issuance of $1,250 million 4.625% senior notes due 2020. The compensation received or to be received by Lazard and Lazard Capital Markets LLC in connection with these matters is approximately $28.9 million. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of Rockwood and Albemarle for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of Rockwood and Albemarle and their respective affiliates. The issuance of Lazard’s opinion was approved by the opinion committee of Lazard.

Opinion of Citi

Citi also was retained as financial advisor to Rockwood in connection with the proposed merger. On July 14, 2014, at a meeting of the Rockwood board of directors held to evaluate the merger, Citi delivered to the Rockwood board of directors an oral opinion, confirmed by a delivery of a written opinion dated July 14, 2014, to the effect that, as of the date and based on and subject to various assumptions, matters considered, procedures, factors, qualifications and limitations described in its opinion, the merger consideration provided to holders of Rockwood common stock (other than holders of Rockwood excluded shares) was fair, from a financial point of view, to such holders of Rockwood common stock.

The full text of Citi’s opinion, dated July 14, 2014, which describes the assumptions made, matters and factors considered, procedures followed, qualifications and limitations on the review undertaken, is attached as Annex D to this joint proxy statement/prospectus and is incorporated herein by reference. The description of Citi’s opinion set forth below is qualified in its entirety by reference to the full text of Citi’s opinion. Citi’s opinion was provided for the information of the Rockwood board of directors (in its capacity as such) in connection with its evaluation of the merger consideration from a financial point of view and did not address any other terms, aspects or implications of the merger. Citi was not requested to consider, and its opinion did not address, the underlying business decision of Rockwood to effect the merger, the relative merits of the merger as compared to any alternative business strategies or opportunities that might exist for Rockwood or the effect of any other transaction in which Rockwood might engage. Citi’s opinion is not intended to be and does not constitute a recommendation as to how any shareholder should vote or act on any matters relating to the proposed merger or otherwise.

In arriving at its opinion, Citi, among other things:

•	reviewed a draft, dated July 14, 2014, of the merger agreement;

•	held discussions with certain senior officers, directors and other representatives and advisors of Rockwood and certain senior officers and other representatives and advisors of Albemarle concerning the businesses, operations and prospects of Rockwood and Albemarle, respectively;

•	reviewed certain publicly available business and financial information relating to Rockwood and Albemarle as well as certain financial forecasts and other information and data relating to Rockwood and Albemarle which were provided to or discussed with Citi by the management of Rockwood and Albemarle, respectively, and certain information relating to potential strategic and operational benefits (including the amount, timing and achievability of potential cost savings) anticipated by the management of Albemarle to result from the merger;

•	reviewed the financial terms of the merger as set forth in the merger agreement in relation to, among other things, current and historical market prices and trading volumes of Rockwood common stock and Albemarle common stock, the historical and projected earnings and other operating data of Rockwood and Albemarle and the capitalization and financial condition of Rockwood and Albemarle;

•	considered, to the extent publicly available, the financial terms of certain other transactions which Citi considered relevant in evaluating the merger;

•	analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations as Citi considered relevant in evaluating those of Rockwood and Albemarle;

•	evaluated certain potential pro forma financial effects of the merger on Albemarle; and

•	conducted such other analyses and examinations and considered such other information and financial, economic and market criteria Citi deemed appropriate in arriving at its opinion.

Citi was not requested to approach or hold discussions with any third parties to solicit indications of interest in the possible acquisition of Rockwood; however, Lazard was requested to approach, and held discussions with, selected third parties to solicit indications of interest in the possible acquisition of all or a part of Rockwood. In rendering its opinion, Citi assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi and upon the assurances of the managements of Rockwood and Albemarle that they were not aware of any relevant information that was omitted or that remained undisclosed to Citi. With respect to financial forecasts and other information and data relating to Rockwood or Albemarle provided to or otherwise reviewed by or discussed with Citi, Citi was advised by the management of Rockwood and Albemarle, respectively, that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Rockwood and Albemarle as to the future financial performance of Rockwood and Albemarle. Citi assumed, with Rockwood’s consent, that the Pigments Sale will be consummated in the second half of 2014 resulting in net proceeds of $1 billion to Rockwood, and that Albemarle’s sale of its antioxidant, ibuprofen and propofol business will be consummated by the end of 2014 resulting in net proceeds of $85 million to Albemarle. As a result, the analyses of Rockwood and Albemarle include only continuing operations and do not include those businesses, other than certain cash flow adjustments in the second half of 2014.

Citi also was advised, and assumed, with the consent of Rockwood and Albemarle, that the estimates of management of Albemarle as to the potential cost savings anticipated by such management as a result of the merger, including the amount, timing, and achievability thereof, were reasonably prepared and reflected management’s best currently available estimates and judgments. Citi further assumed, with Rockwood’s consent, that the financial results (including, without limitation, potential cost savings) reflected in the financial forecasts and other information and data utilized in Citi’s analyses will be realized at the times and in the amounts projected.

Citi assumed that the merger would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Rockwood, Albemarle or the merger. Representatives of Rockwood advised Citi, and Citi further assumed, that the final terms of the merger agreement would not vary materially from those set forth in the draft reviewed by Citi. Citi did not make nor was provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Rockwood or Albemarle nor did Citi make any physical inspection of the assets or properties of Rockwood or Albemarle. Citi’s opinion did not address the underlying business decision of Rockwood to effect the merger, the relative merits of the merger as compared to any alternative business strategies that might exist for Rockwood or the effect of any other transaction in which Rockwood might have engaged. Citi also expressed no view as to, and Citi’s opinion did not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the merger, or any class of such persons, relative to the merger consideration. Citi’s opinion was necessarily based upon information available to Citi, and financial, stock market and other conditions and circumstances existing, as of the date of the opinion.

Citi is an internationally recognized investment banking firm that regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Rockwood selected Citi to act as its financial advisor in connection with the proposed merger based on Citi’s reputation, experience and familiarity with Rockwood and its business.

In connection with Citi’s services as Rockwood’s financial advisor, Rockwood agreed to pay Citi an aggregate fee based on a percentage formula of the aggregate merger consideration of $9 million, $2 million of which was payable upon the rendering of Citi’s opinion and the remainder of which is payable upon consummation of the merger. If in connection with the termination or abandonment of the merger Rockwood receives any termination, break-up, topping or similar fee or payment Rockwood agreed to pay Citi a fee equal to 7.5% of all such fees, net of direct out-of-pocket expenses incurred by Rockwood in connection with the merger excluding this termination fee, payable in cash and upon receipt of any such fees, provided that in no event shall such fee exceed $9 million, and will be credited against the amount of Citi’s aggregate fee described above to the extent subsequently payable. In addition, Rockwood has agreed to reimburse Citi for certain expenses, including fees and expenses of counsel, and to indemnify Citi and related parties against certain liabilities, including under federal securities laws, arising from Citi’s engagement.

Citi and its affiliates in the past two years prior to the date of Citi’s opinion have provided services to Rockwood unrelated to the proposed merger, for which services Citi and such affiliates have received compensation, including, without limitation, acting as joint book-runner manager on Rockwood’s September 2012 issuance of $1,250 million 4.625% senior notes due 2020. The compensation received by Citi in connection with these matters is approximately $3.0 million. In the ordinary course of business, Citi and its affiliates may actively trade or hold securities of Rockwood and Albemarle for Citi’s own account or for the account of Citi’s customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citi and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Rockwood, Albemarle and their respective affiliates. The issuance of Citi’s opinion was authorized by the fairness opinion committee of Citi.

Summary of Financial Analyses

In connection with the rendering of their respective opinions to the Rockwood board of directors, Lazard and Citi performed a variety of financial and comparative analyses which are summarized below. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Lazard and Citi arrived at their respective opinions based on the results of all analyses undertaken and assessed as a whole, and they did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Lazard and Citi believe that the financial analyses and this summary must be considered as a whole.

In performing their financial analyses, Lazard and Citi considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of their respective opinions, many of which are beyond Lazard’s and Citi’s control. The assumptions and estimates contained in the financial analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by such analyses. In addition, financial analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Implied price per share reference ranges in the summary below of the material financial analyses prepared by Lazard and Citi are rounded to the nearest $0.25.

The type and amount of consideration payable in the merger was determined by Albemarle and Rockwood, rather than by any financial advisor, and was approved by the Rockwood board of directors. The decision to enter into the merger agreement was solely that of the Rockwood board of directors. As described above, Lazard and Citi’s opinions and analyses were only one of many factors considered by the Rockwood board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the Rockwood board of directors or management with respect to the merger or the merger consideration.

The following is a brief summary of the material financial analyses prepared and reviewed with the Rockwood board of directors in connection with Lazard’s and Citi’s respective opinions, each dated July 14, 2014. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinions of, Lazard and Citi, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Lazard or Citi. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary as the tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the process underlying such financial analyses and Lazard’s and Citi’s respective opinions. None of Rockwood, Albemarle, Lazard, Citi or any other person assumes responsibility if future results are different from those described, whether or not such difference is material.

Selected Comparable Company Multiples Analysis

Lazard and Citi reviewed certain financial information, valuation multiples and market trading data relating to Rockwood, Albemarle and selected publicly traded companies that Lazard and Citi believed, based on their experience with companies in the specialty chemicals industry, to be similar to Rockwood’s, Albemarle’s and the combined company’s operations for purposes of this analysis. Financial data of the selected companies were based on Wall Street research consensus estimates, public filings and other publicly available information. Financial data of Rockwood and Albemarle and the combined company were based on Rockwood and Albemarle management forecasts, respectively.

Lazard and Citi reviewed aggregate enterprise value, (which we refer to in this joint proxy statement/prospectus as EV) (calculated as market capitalization plus book value of total debt, plus noncontrolling interest (as appropriate for the company being analyzed), less cash, cash equivalents and marketable securities) as a multiple of estimated calendar year 2015 earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, of Rockwood, Albemarle and each of the comparable companies.

Rockwood

Lazard and Citi reviewed data for Rockwood and the following nine selected publicly traded companies in the specialty chemicals industry (which we refer to in this joint proxy statement/prospectus as the Rockwood selected companies):

•	Cytec Industries Inc.

•	Ecolab Inc.

•	FMC Corporation

•	Hexcel Corporation

•	Platform Specialty Products Corporation

•	Polypore International, Inc.

•	PPG Industries, Inc.

•	The Valspar Corporation

•	W.R. Grace & Co.

The overall low to high estimated calendar year 2015 EBITDA multiples observed for the Rockwood selected companies based on market data as of July 10, 2014 were 9.6x to 15.9x, with a mean multiple of 11.3x and a median multiple of 10.7x.

Based on the foregoing and Lazard’s and Citi’s professional judgment, Lazard and Citi applied a range of multiples of 10.5x to 11.5x to estimated calendar year 2015 EBITDA of Rockwood. For purposes of this analysis, the estimated June 30, 2014 balance sheet of Rockwood was utilized, as adjusted for the expected proceeds from the expected Pigments Sale and Rockwood’s expected acquisition of a 100% interest in certain Chinese joint ventures by its surface treatment segment. This analysis indicated an implied price per share reference range for Rockwood common stock of $67.25 to $73.25, as compared to the implied value of the merger consideration of $85.00 per share of Rockwood common stock, based on the June 20, 2014 closing price of Albemarle common stock of $71.52.

Albemarle

Lazard and Citi reviewed data for Albemarle and the following seven selected publicly traded companies in the specialty chemicals industry (which we refer to in this joint proxy statement/prospectus as the Albemarle selected companies):

•	Ashland Inc.

•	Chemtura Corporation

•	Cytec Industries Inc.

•	FMC Corporation

•	Hexcel Corporation

•	Platform Specialty Products Corporation

•	W.R. Grace & Co.

The overall low to high estimated calendar year 2015 EBITDA multiples observed for the Albemarle selected companies based on market data as of July 10, 2014 were 8.2x to 15.9x, with a mean multiple of 10.2x and a median multiple of 9.6x.

Based on the foregoing and Lazard’s and Citi’s professional judgment, Lazard and Citi applied a range of multiples of 9.5x to 10.5x to estimated calendar year 2015 EBITDA of Albemarle. This analysis indicated an implied price per share reference range for Albemarle common stock of $70.00 to $78.00, as compared to the 20-trading day volume weighted average price (which we refer to in this joint proxy statement/prospectus as VWAP) as of July 10, 2014 per share of Albemarle common stock of $71.47.

Pro Forma Combined Company

Lazard and Citi reviewed data for the combined company and data for the Rockwood selected companies and the Albemarle selected companies described above. Lazard and Citi applied a range of multiples of 10.0x to 11.5x, the low end of which reflected the average of the low end of the selected multiple ranges utilized in the stand-alone analyses for Rockwood and Albemarle described above, and the high end of which reflected the high end of the stand-alone analyses for Rockwood, to estimated pro forma calendar year 2015 EBITDA of the combined company. For purposes of this analysis, estimated pro forma calendar year 2015 EBITDA of the combined company included annual run-rate cost synergies of $100 million and the future costs of $150 million to be incurred to achieve such synergies were capitalized as debt. This analysis indicated an implied pro forma price per share reference range for Albemarle common stock following the merger of $69.00 to $84.50.

No company utilized in the comparable company analysis is identical to Rockwood or Albemarle and hence this analysis involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Rockwood and Albemarle were compared. In evaluating comparable companies, Lazard and Citi made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Rockwood and Albemarle, such as the impact of competition on the businesses of Rockwood and Albemarle and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Rockwood and Albemarle or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.

Rockwood Selected Precedent Transactions Analysis

Lazard and Citi reviewed and analyzed certain publicly available financial information for selected precedent merger and acquisition transactions from 2006 to 2014 with a transaction value greater than $1 billion involving companies in the specialty chemicals industry that Lazard and Citi believed, based on their experience, to be relevant for purposes of this analysis. In performing these analyses, Lazard and Citi analyzed certain financial information and transaction multiples relating to the target companies involved in the selected transactions and compared such information to the corresponding information for Rockwood.

Although none of the selected precedent transactions or the companies party to such transactions is directly comparable to the merger or to Rockwood, all of the transactions were chosen because they involve transactions that, for purposes of analysis, may be considered similar to the merger and/or involved targets that, for purposes of analysis, may be considered similar to Rockwood. The transactions reviewed were:

Announcement Date	Acquiror	Target
March 10, 2014	Minerals Technologies Inc.	AMCOL International Corp.
December 5, 2013	Merck KGaA	AZ Electronic Materials SA
October 10, 2013	Platform Acquisition Holdings Limited	MacDermid Incorporated
October 7, 2013	Solvay SA	Chemlogics Group LLC
June 16, 2013	Cinven Ltd.	CeramTec GmbH
November 7, 2012	Gulf Oil Corp.	Houghton International Inc.
October 12, 2012	Ecolab Inc.	Champion Technologies Inc.
June 21, 2012	Cabot Corporation	Norit N.V.
January 27, 2012	Eastman Chemical Company	Solutia Inc.
July 20, 2011	Ecolab Inc.	Nalco Holding Company
July 11, 2011	Lonza Group Ltd.	Arch Chemicals, Inc.
June 1, 2011	Sealed Air Corporation	Diversey, Inc.
May 31, 2011	Ashland Inc.	International Specialty Products Inc.
February 16, 2011	Clariant AG	Süd-Chemie AG
January 9, 2011	E. I. du Pont de Nemours and Company	Danisco A/S
June 23, 2010	BASF SE	Cognis GmbH
September 15, 2008	BASF SE	Ciba Holding AG
July 11, 2008	Ashland Inc.	Hercules Inc.
July 10, 2008	The Dow Chemical Company	Rohm and Haas Co.
August 6, 2007	Akzo Nobel N.V.	Imperial Chemical Industries plc
July 19, 2007	PPG Industries Inc.	SigmaKalon Group B.V.
January 3, 2006	BASF AG	Engelhard Corporation

For each of the transactions for which information was publicly available, Lazard and Citi compared the enterprise value implied by the purchase price in each transaction as a multiple of annual EBITDA for the target company based on the most recently available public information at the time of announcement of the relevant transaction. The overall low to high estimated EBITDA multiples observed for the selected transactions were 7.3x to 12.8x.

Based on the foregoing and Lazard’s and Citi’s professional judgment, Lazard and Citi applied a range of multiples of 11.0x to 13.0x to estimated calendar year 2014 EBITDA of Rockwood. For purposes of this analysis, the estimated June 30, 2014 balance sheet of Rockwood was utilized, as adjusted for the expected proceeds from the expected Pigments Sale and Rockwood’s expected acquisition of a 100% interest in certain Chinese joint ventures by its surface treatment segment. This analysis indicated an implied price per share reference range for Rockwood common stock of $64.50 to 75.25, as compared to the implied value of the merger consideration of $85.00 per share of Rockwood common stock, based on the June 20, 2014 closing price of Albemarle common stock of $71.52.

Discounted Cash Flow Analysis

Lazard and Citi performed a discounted cash flow analysis of each of Rockwood, Albemarle and the pro forma combined company, in each case as of June 30, 2014. Discounted cash flow analysis is a valuation methodology used to derive a valuation of a company by calculating the present value of estimated future cash flows of the company. “Future cash flows” refers to projected unlevered free cash flows of a company. For each of Rockwood, Albemarle and the combined company, Lazard and Citi calculated the discounted cash flow value as the sum of the net present value of the estimated future cash flows that such company is expected to generate for each of the years from July 1, 2014 through December 31, 2019 and the estimated terminal value of such company at the end of 2019.

Rockwood

For the discounted cash flow calculations of Rockwood, Lazard and Citi applied discount rates ranging from 8.5% to 9.5% to the estimated future cash flows of Rockwood. The terminal value of Rockwood was calculated applying terminal value EBITDA multiples ranging from 10.5x to 11.5x on a latest twelve months (which we refer to in this joint proxy statement/prospectus as LTM) basis to Rockwood’s estimated calendar year 2019 EBITDA. Using their professional judgment, Lazard and Citi selected the ranges of discount rates and terminal value EBITDA multiples above based on an analysis of weighted average cost of capital and terminal value EBITDA multiples of the Rockwood selected companies. For purposes of this analysis, EBITDA excluded Rockwood’s 49% interest in the Talison JV, and included the present value of estimated potential dividends from the Talison JV until 2053 (the current estimated life of the Talison mine), which, based on Lazard’s and Citi’s professional judgment, was discounted at a rate of 13.5%. This analysis indicated an implied per share equity value reference range for Rockwood common stock of $79.75 to $88.00, as compared to the implied value of the merger consideration of $85.00 per share of Rockwood common stock, based on the June 20, 2014 closing price of Albemarle common stock of $71.52.

Albemarle

For the discounted cash flow calculations of Albemarle, Lazard and Citi applied discount rates ranging from 8.0% to 9.0% to the estimated future cash flows of Albemarle. The terminal value of Albemarle was calculated applying terminal value multiples ranging from 10.0x to 11.0x on an LTM basis to Albemarle’s estimated calendar year 2019 EBITDA. Using their professional judgment, Lazard and Citi selected the ranges of discount rates and terminal value EBITDA multiples above based on an analysis of weighted average cost of capital and terminal value EBITDA multiples of the Albemarle selected companies. For purposes of this analysis, EBITDA included equity earnings less non-controlling interests. This analysis indicated an implied per share equity value reference range for Albemarle common stock of $83.00 to $93.75, as compared to the 20-trading day VWAP as of July 10, 2014 of Albemarle common stock of $71.47.

Pro Forma Combined Company

For the discounted cash flow calculations of the pro forma combined company (including synergies), Lazard and Citi applied discount rates ranging from 8.5% to 9.5% to the estimated future cash flows of the combined company, including total annual cost synergies of $100 million as realized ($50 million realized in 2015 and the remaining $50 million realized in 2016) and the total costs of $150 million to achieve such synergies as incurred ($75 million in 2015 and $75 million in 2016) according to, among other things, Lazard’s and Citi’s judgment of an estimated range of weighted average cost of capital based on an analysis of the Rockwood and

Albemarle selected companies discussed above. The terminal value of the combined company was calculated applying terminal value multiples ranging from 10.0x to 11.5x on an LTM basis to the combined company’s estimated calendar year 2019 EBITDA. For purposes of this analysis, EBITDA excluded Rockwood’s 49% interest in the Talison JV and included the present value of estimated potential dividends from the Talison JV until 2053, which, based on Lazard’s and Citi’s professional judgment, was discounted at a rate of 13.5%. This analysis indicated an implied per share equity value reference range for shares of the combined company of $80.75 to $98.50.

Other Analyses

Present Value of Hypothetical Future Stock Prices Analysis

Lazard and Citi performed an illustrative analysis of the implied present values of the future stock prices of Rockwood, Albemarle and the combined company. This illustrative analysis is designed to provide an indication of the present value of a theoretical future value of a company’s equity. For each of Rockwood, Albemarle and the combined company, Lazard and Citi calculated a range of implied share prices of the applicable common stock at year-end for each of the calendar years 2014 to 2018 by applying the applicable selected multiple ranges from the Selected Comparable Companies Multiples Analysis described above to estimated calendar year EBITDA of each company for each of the calendar years 2015 to 2019.

Rockwood

Lazard and Citi then calculated the resulting range of implied per share equity values for calendar years 2014 to 2018 and discounted that range to June 30, 2014, using a discount rate of 11.0%, reflecting the estimated cost of equity of Rockwood. This analysis indicated an implied per share equity value reference range for Rockwood common stock of $62.25 to $79.75, as compared to the implied value of the merger consideration of $85.00 per share of Rockwood common stock.

Albemarle

Lazard and Citi then calculated the resulting range of implied per share equity values for calendar years 2014 to 2018 and discounted that range to June 30, 2014, using a discount rate of 9.2%, reflecting the estimated cost of equity of Albemarle. This analysis indicated an implied per share equity value reference range for Albemarle common stock of $66.75 to $82.00, as compared to the 20-trading day VWAP as of July 10, 2014 of Albemarle common stock of $71.47.

Pro Forma Combined Company

Lazard and Citi then calculated the resulting range of implied per share equity values for calendar years 2014 to 2018 and discounted that range to June 30, 2014, using a discount rate of 9.2%, reflecting the estimated cost of equity of Albemarle. For purposes of this analysis, estimated pro forma calendar year EBITDA of Albemarle included annual run-rate cost synergies of $100 million and the future costs of $150 million to be incurred to achieve such synergies were capitalized as debt. This analysis indicated an implied pro forma price per share reference range for the common stock of the combined company following the merger of $66.00 to $102.50.

Share Price Performance

Lazard and Citi reviewed the stock price performance of Rockwood and Albemarle from January 1, 2013 to July 10, 2014 against the S&P 500, the Rockwood selected companies and the Albemarle selected companies, respectively. Lazard and Citi noted that, over this period, the stock prices of Rockwood and Albemarle increased 52% and 15%, respectively, as compared to those of the S&P 500, the Rockwood selected companies and the Albemarle selected companies, which increased 38%, 55% and 50%, respectively.

Historical Trading Multiples

Lazard and Citi reviewed the multiples EV to the next twelve months (which we refer to in this joint proxy statement/prospectus as NTM) EBITDA (based on consensus estimates for NTM EBITDA) of Rockwood for each fiscal quarter beginning with the fourth quarter of 2005 against those of the Rockwood selected companies discussed above in “Summary of Financial Analyses—Selected Comparable Company Multiples Analysis—Rockwood.” Lazard and Citi noted that on an EV to NTM EBITDA basis, Rockwood’s stock was trading at an average multiple of 7.7x and a median multiple of 7.1x, as compared to the average multiple of 9.0x and the median multiple of 8.8x for the stock of the Rockwood selected companies. Further, Lazard and Citi noted that from the first quarter of 2013 to the third quarter of 2014 (through July 10, 2014), Rockwood’s stock traded at a multiple of 8.3x to 13.0x, for an overall expansion during that period of 4.7x, compared to an overall expansion during that period of 1.6x for the stock of the Rockwood selected companies.

Additionally, Lazard and Citi reviewed the multiples of EV to NTM EBITDA (based on consensus estimates for NTM EBITDA) of Albemarle for each fiscal quarter beginning with the fourth quarter of 2005 against those of the Albemarle selected companies discussed above in “Summary of Financial Analyses—Selected Comparable Company Multiples Analysis—Albemarle.” Lazard and Citi noted that on an EV to NTM EBITDA basis, Albemarle’s stock was trading at an average multiple of 8.8x and a median multiple of 9.1x, as compared to the average multiple of 7.6x and the median multiple of 7.5x for the stock of the Albemarle selected companies. Further, Lazard and Citi noted that from the first quarter of 2013 to the third quarter of 2014 (through July 10, 2014), Albemarle’s stock traded at a multiple of 8.2x to 10.2x, for an overall expansion during that period of 2.0x, compared to an overall expansion during that period of 2.2x for the stock of the Albemarle selected companies.

Research Analyst Price Targets

Lazard and Citi reviewed selected equity analyst price targets based on published, publicly available Wall Street equity research reports. The 12-month equity analyst target prices observed ranged from $71.00 to $93.00, with a median 12-month target price of $88.50 in the case of Rockwood, and ranged from $65.00 to $81.00, with a median 12-month target price of $71.00 in the case of Albemarle.

Pro Forma Merger Analysis

Lazard and Citi analyzed the potential pro forma financial effects of the merger on Albemarle’s standalone earnings per share (which we refer to in this joint proxy statement/prospectus as EPS) and the combined company’s pro forma EPS on both a GAAP basis (including amortization from asset step-up, but excluding synergy implementation cost) and a cash basis (excluding amortization from asset step-up and synergy implementation cost), in each case for calendar years 2015 through 2019. The purchase price allocation related to the acquisition and depreciable life of Rockwood assets were preliminary and based on the guidance of Albemarle management. Lazard and Citi noted that the merger is expected to be accretive to Albemarle’s and the combined company’s estimated pro forma EPS for each of the calendar years 2015 through 2019, except for the combined company’s pro forma EPS on a GAAP basis for the year 2015.

Lazard and Citi also analyzed the potential pro forma financial effects of the merger on the combined company’s pro forma leverage ratio, defined as the ratio of total book value of debt less cash, cash equivalents and marketable securities to EBITDA, for its calendar years 2014 through 2018. For purposes of this analysis, Lazard and Citi assumed a December 31, 2014 closing for the merger, included estimated annual cost synergies of $100 million and utilized Albemarle’s projected tax rates. Lazard and Citi noted that following the merger, the combined company’s estimated pro forma leverage ratio is expected to decline for each of the calendar years 2015 through 2018.

Certain Unaudited Prospective Financial Information of Albemarle and Rockwood

Certain Unaudited Prospective Financial Information of Albemarle

Albemarle does not as a matter of course make public long-term projections as to future revenue, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, Albemarle is including in this joint proxy statement/prospectus certain unaudited prospective financial information regarding Albemarle’s anticipated future operations that was made available to the Albemarle board of directors, Albemarle’s financial advisor, the Rockwood board of directors and Rockwood’s financial advisors in connection with the merger. See also “—Opinion of Albemarle’s Financial Advisor” beginning on page 67. The unaudited prospective financial information of Albemarle included below (which we refer to in this joint proxy statement/prospectus as the Albemarle forecasts) was prepared by Albemarle’s management as part of Albemarle’s long-range plan for its business for fiscal years 2014-2019 and treats Albemarle on a standalone basis, without giving effect to the merger and as if the merger had not been contemplated by Albemarle.

Albemarle forecasts ($ in millions, except per share data) (1)

	2014	2015	2016	2017	2018	2019
Revenue	$2,572	$2,675	$2,782	$2,893	$3,009	$3,129
EBITDA	$574	$632	$691	$755	$785	$817
EPS	$4.33	$4.95	$5.49	$6.10	$6.42	$6.75

(1)	Excludes discontinued operations.
(2)	The Albemarle forecasts for 2019 were provided only to Albemarle’s financial advisor, Rockwood and Rockwood’s financial advisor.

The Albemarle forecasts were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or GAAP. The Albemarle forecasts were prepared by, and are the responsibility of, Albemarle’s management. PricewaterhouseCoopers LLP, Albemarle’s independent auditor, has not examined, compiled or performed any procedures with respect to the accompanying prospective financial information contained in the Albemarle forecasts and, accordingly, PricewaterhouseCoopers LLP has not expressed an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report incorporated by reference in this joint proxy statement/prospectus relates to Albemarle’s historical financial information. It does not extend to prospective financial information and should not be read to do so.

The summary of the Albemarle forecasts is not being included to influence your decision whether to vote for the Albemarle share issuance or the adoption of the merger agreement (as the case may be), but is being provided because the Albemarle forecasts were considered in connection with the merger and were provided to Albemarle’s financial advisor and also to Rockwood and its financial advisors.

The Albemarle forecasts were prepared based solely on information available at the time of preparation and are not a guarantee of actual future results, and the information contained in such forecasts should not be relied upon as such. None of Albemarle, Rockwood or their respective affiliates or advisors assumes any responsibility to shareholders for the accuracy of this information. Financial forecasts involve risks, uncertainties and assumptions. Albemarle cannot assure you that the Albemarle forecasts will be realized or that future financial results of Albemarle will not materially vary from the Albemarle forecasts. The Albemarle forecasts cover multiple years and such information by its nature becomes subject to greater uncertainty with each successive year. The Albemarle forecasts do not take into account any circumstances or events occurring after the date they were prepared. ALBEMARLE AND ROCKWOOD DO NOT HAVE ANY OBLIGATION TO, AND WILL NOT, UPDATE OR OTHERWISE REVISE THE FINANCIAL FORECASTS INCLUDED IN THIS JOINT PROXY STATEMENT/PROSPECTUS TO REFLECT THE OCCURRENCE OF SUBSEQUENT EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH FINANCIAL FORECASTS ARE NO LONGER APPROPRIATE.

The Albemarle forecasts included in this joint proxy statement/prospectus are forward-looking statements. For more information on factors which may cause Albemarle’s future financial results to materially vary from those projected in the Albemarle forecasts, see “Risk Factors” beginning on page 25 and “Special Note regarding Forward-Looking Statements” beginning on page 33.

Certain Unaudited Prospective Financial Information of Rockwood

Rockwood does not as a matter of course make public projections as to future sales, earnings, or other results. However, the management of Rockwood has prepared the prospective financial information set forth below to present the long-range plan for its business for fiscal years 2014-2019. The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of Rockwood’s management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of Rockwood. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information. This unaudited prospective financial information regarding Rockwood’s anticipated future operations treats Rockwood on a standalone basis, without giving effect to the merger and as if the merger had not been contemplated by Rockwood. This was made available to the Rockwood board of directors, Rockwood’s financial advisors, the Albemarle board of directors and Albemarle’s financial advisor in connection with the merger. See also “—Opinions of Rockwood’s Financial Advisors” beginning on page 74.

Rockwood forecasts ($ in millions) (1)(2)

	2014	2015	2016	2017	2018	2019
Revenue	$1,574	$1,665	$1,777	$1,910	$2,033	$2,161
EBITDA	$391	$429	$477	$549	$622	$686

(1)	Excludes discontinued operations.
(2)	Includes Revenue and EBITDA from the Talison JV, shown on a proportionate consolidation basis for 49% ownership; amounts for 2014 reflect full-year ownership of the Talison JV.

Neither Deloitte & Touche LLP, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the accompanying prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective information. The Deloitte & Touche LLP report incorporated by reference in this joint proxy statement/prospectus relates to Rockwood’s historical financial information. It does not extend to prospective financial information and should not be read to do so.

The summary of the Rockwood forecasts is not being included to influence your decision whether to vote for the Albemarle share issuance or the adoption of the merger agreement (as the case may be), but is being provided because the Rockwood forecasts were considered in connection with the merger and were provided to Rockwood’s financial advisors and also to Albemarle and its financial advisor.

The Rockwood forecasts were prepared based solely on information available at the time of preparation and are not a guarantee of actual future results, and the information contained in such forecasts should not be relied upon as such. None of Rockwood, Albemarle or their respective affiliates or advisors assumes any responsibility to shareholders for the accuracy of this information. Financial forecasts involve risks, uncertainties and assumptions. Rockwood and Albemarle cannot assure you that the Rockwood forecasts will be realized or that future financial results of Rockwood will not materially vary from such financial forecasts. The Rockwood forecasts cover multiple years and such information by its nature becomes subject to greater uncertainty with each successive year. The Rockwood forecasts do not take into account any circumstances or events occurring after the dates they were prepared. ROCKWOOD AND ALBEMARLE DO NOT HAVE ANY OBLIGATION TO, AND WILL NOT, UPDATE OR OTHERWISE REVISE THE FINANCIAL FORECASTS INCLUDED IN THIS JOINT PROXY STATEMENT/PROSPECTUS TO REFLECT THE OCCURRENCE OF SUBSEQUENT EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH FINANCIAL FORECASTS ARE NO LONGER APPROPRIATE.

The Rockwood forecasts included in this joint proxy statement/prospectus are forward-looking statements. For more information on factors which may cause Rockwood’s future financial results to materially vary from those projected in the Rockwood forecasts, see “Risk Factors” beginning on page 25 and “Special Note regarding Forward-Looking Statements” beginning on page 33.

Interests of Rockwood Directors and Executive Officers in the Merger

In considering the recommendation of the Rockwood board of directors that Rockwood shareholders vote to adopt the merger agreement, you should be aware that certain of Rockwood’s directors and executive officers have interests in the merger that differ from, or are in addition to, the interests of Rockwood shareholders generally. The Rockwood board of directors was aware of, and considered the interests of, Rockwood’s directors and executive officers in approving the merger agreement. For purposes of all of the agreements and plans described below, the completion of the merger will constitute a “change of control” of Rockwood.

Although Mr. Ghasemi is no longer an executive officer of Rockwood following his retirement as chief executive officer on June 30, 2014 in order to become Chairman, President and Chief Executive Officer of Air Products & Chemicals, Inc., we have included in this section information with respect to Mr. Ghasemi because he was an executive officer during 2014 and remains Chairman of the Board. In addition, although Dr. Dicciani is no longer a director following her retirement on July 1, 2014, we have included in this section information with respect to Dr. Dicciani because she was a director during 2014 prior to her retirement on July 1, 2014.

Board Membership

The merger agreement provides that, at the effective time of the merger, Albemarle will appoint three individuals designated by the Rockwood board of directors to join the Albemarle board of directors. If a designee is not a member of the Rockwood board of directors as of the date of the merger agreement, the designee must be reasonably acceptable to the Nominating and Corporate Governance Committee of the Albemarle board of directors. Each Rockwood designee will serve on the Albemarle board of directors initially until the next annual meeting of Albemarle shareholders. Albemarle has agreed that each Rockwood designee will be nominated by the Albemarle board of directors for election to the Albemarle board of directors at the next annual meeting of Albemarle shareholders to serve until the next subsequent annual meeting of Albemarle shareholders and until their respective successors are duly elected and qualified. So long as any Rockwood designee continues to serve on the Albemarle board of directors, until the second annual meeting of Albemarle shareholders following the completion of the merger, at least one member of each committee of the Albemarle board of directors must be a Rockwood designee. The Rockwood board of directors has selected current independent directors Douglas L. Maine, J. Kent Masters and Alejandro D. Wolff as Rockwood’s designees to the Albemarle board of directors.

Treatment of Equity Awards

As of the date of this joint proxy statement/prospectus, Rockwood’s executive officers and Mr. Ghasemi hold Rockwood performance-based restricted stock units and performance-based market stock units (which we refer to in this joint proxy statement/prospectus as Performance-Vesting RSUs) and certain of Rockwood’s directors and Dr. Dicciani hold Rockwood stock options.

Performance-Vesting RSUs

At the effective time of the merger, in accordance with the terms of the applicable award agreements, each Performance-Vesting RSU (which, in each case, will include accrued dividend equivalents) outstanding immediately prior to the effective time of the merger will cease to represent a right with respect to Rockwood common stock and will be converted, without any action on the part of the holder, into the right to receive a cash payment. The cash payment will be equal to the product of (x) the total shareholder return multiplier (in the case of performance-based restricted stock units) or stock price multiplier (in the case of performance-based market stock units), based on either Rockwood’s total shareholder return compared against that of a specified peer group, or the increase in the Rockwood stock price over the performance period, respectively, in each case based on the difference between Rockwood’s share price determined at the beginning of the applicable performance period compared to the Per Share Merger Consideration (as defined below) and (y) the Per Share Merger Consideration. The “Per Share Merger Consideration” is equal to the sum of (i) $50.65 (the cash portion of the merger consideration) and (ii) the product of (a) 0.4803 (the exchange ratio) and (b) the average of the volume weighted average price per share of Albemarle common stock on the NYSE on each of the last five trading days prior to the completion of the merger. This cash amount will accrue interest annually at a rate of LIBOR plus 2.0% through the original vesting date of each Performance-Vesting RSU (unless the amount is paid earlier upon a termination of the employee’s employment without “cause” or for “good reason,” in which case interest will only accrue through the date the amount is paid), which is the last day of the performance period for the applicable award (we refer in this joint proxy statement/prospectus to each such vesting date as, an Original Vesting Date and to the amount payable in respect of each Performance-Vesting RSU as a CIC Settlement Amount). Each CIC Settlement Amount will be paid within 10 business days of the applicable Original Vesting Date, subject to continued employment through that date. Notwithstanding the foregoing, if the employee’s employment is terminated without “cause” or the employee resigns for “good reason” during the 24-month period following a change in control (and before the vesting date), the employee will immediately vest in the CIC Settlement Amounts and such amounts will be paid to the employee with 10 business days following the employee’s termination date.

Upon Mr. Ghasemi’s retirement, in accordance with the terms of his existing award agreements, his outstanding Performance-Vesting RSUs were converted into the right to receive, on the applicable Original Vesting Dates, a distribution of a number of shares of Rockwood common stock equal to product of (x) the number of Performance-Vesting RSUs he would have become vested in if he remained employed through the applicable Original Vesting Date and (y) a fraction, the numerator of which is the number of days between (and including) the grant date and his termination date, and the denominator of which is 1097. At the effective time of the merger, the prorated (instead of target) number of Mr. Ghasemi’s outstanding Performance-Vesting RSUs will be converted into cash, calculated in the manner described above in the preceding paragraph, and paid upon the completion of the merger.

Other than Mr. Ghasemi, none of Rockwood’s directors hold any Performance-Vesting RSUs.

The following table, “Payments to Directors and Executive Officers in Respect of Performance-Vesting RSUs,” along with its footnotes, show the outstanding Performance-Vesting RSUs held by Messrs. Ghasemi, Zatta and Riordan, and the payment each can expect to receive for his Performance-Vesting RSUs.

Payments to Directors and Executive Officers in Respect of Performance-Vesting RSUs

Name	No. of Performance- Vesting RSUs (at target) (1)	No. of Performance- Vesting RSUs (at assumed performance) (1)(2)	Consideration from Performance-Vesting RSUs (at assumed performance) ($) (1)(2)
Seifi Ghasemi (3)	92,113	129,753	$10,907,037
Robert J. Zatta	46,731	66,015	$5,549,221
Thomas J. Riordan	46,731	66,015	$5,549,221

(1)	In the event the date of completion of the merger occurs after December 31, 2014, the portion of each of Messrs. Ghasemi’s, Zatta’s, and Riordan’s Performance-Vesting RSUs that vest on December 31, 2014 will be settled in shares of Rockwood’s common stock in accordance with their original terms.
(2)	For purposes of determining the Per Share Merger Consideration, including for the purpose of calculating the value of consideration from the Performance-Vesting RSUs and the total shareholder return and stock price multipliers used to determine the number of shares underlying each Performance-Vesting RSU, Albemarle’s stock price was deemed to equal the average closing price of shares of Albemarle common stock over the first five trading days following the public announcement of the merger agreement, which was $69.57. Accordingly, the amount of consideration that will actually be received in respect of their Performance-Vesting RSUs may be greater or less than those provided for above. In addition, for purposes of calculating the stock price multiplier, the value of Rockwood’s peer companies’ stock has been determined based on the average closing price of such peer companies’ shares over the first five trading days following the public announcement of the merger agreement.
(3)	The number of Performance-Vesting RSUs listed for Mr. Ghasemi reflects the proration of his target amounts upon his retirement.

Stock Options

At the effective time of the merger, each outstanding Rockwood stock option, whether or not then vested, will cease to represent a right to acquire shares of Rockwood common stock and will be converted, without any action on the part of the holder, into an option to purchase, on the same terms and conditions as were applicable under such Rockwood stock option, the number of shares of Albemarle common stock equal to the product of (i) the number of shares of Rockwood common stock issuable upon the exercise of such Rockwood stock option and (ii) the “stock option exchange ratio” (defined below), rounded down to the nearest number of whole shares of Albemarle common stock. The exercise price of the converted stock options will be equal to the per share exercise price for the shares of Rockwood common stock otherwise purchasable pursuant to the corresponding Rockwood stock option divided by the stock option exchange ratio, rounded up to the nearest whole cent.

The “stock option exchange ratio” means the sum of (i) 0.4803 (the exchange ratio) and (ii) the quotient obtained by dividing (x) $50.65 (the cash portion of the merger consideration) by (y) the average of the volume weighted average price per share of Albemarle common stock on the NYSE on each of the last five trading days prior to the completion of the merger.

Mr. Ghasemi and Mr. J. Kent Masters (whom we refer to in this joint proxy statement/prospectus as Mr. Masters) are the only Rockwood directors who hold stock options in respect of shares of Rockwood common stock. Dr. Dicciani also holds stock options. All of their stock options in respect of shares of Rockwood common stock are vested and, accordingly, there will be no accelerated vesting in connection with the completion of the merger. None of Rockwood’s executive officers holds any stock options in respect of shares of Rockwood common stock.

The following table, “Estimated Value of Vested Options Held by Directors,” along with its footnote, shows the outstanding vested stock options (and their estimated value) held by Messrs. Ghasemi and Masters and Dr. Dicciani for which each of Messrs. Ghasemi and Masters and Dr. Dicciani will receive a number of stock options of Albemarle as described above.

Estimated Value of Vested Options Held by Directors

Name	No. of Shares Underlying Vested Stock Options	Estimated Value of Vested Stock Options ($) (1)
Seifi Ghasemi	589,521	$38,965,257
Nance K. Dicciani	6,211	$272,056
J. Kent Masters	7,878	$412,267

(1)	The estimated value of the vested stock options used in the table above is based on a calculation of the “stock option exchange ratio” that uses the average closing price of shares of Albemarle common stock over the first five trading days following the public announcement of the merger agreement, which equaled $69.57. Accordingly, the value of shares that will actually be received in connection with the exercise of their stock options may be greater or less than those provided for above. The weighted average exercise price of the stock options of Mr. Ghasemi is $17.96 and the exercise price of the options held by Mr. Masters and Dr. Dicciani is $31.73 and $40.25, respectively.

Employment Agreements

Rockwood is party to employment agreements with each of Messrs. Zatta and Riordan, Rockwood’s two executive officers following the retirement of Mr. Ghasemi on June 30, 2014 (which we refer to in this joint proxy statement/prospectus as the Employment Agreements). The Employment Agreements provide for the following payments and benefits in the event an executive officer’s employment is terminated by Rockwood, without “cause” or by the executive officer for “good reason” (each term as defined in the Employment Agreements):

•	a payment equal to the product of (x) the number of months in the “Severance Period” (which is 24 months for each named executive officer) and (y) the sum of (i) the executive officer’s monthly base salary at the rate in effect immediately prior to termination and (ii) 1/12th of the executive officer’s average annual bonus paid with respect to the last two fiscal years ending immediately prior to termination;

•	payment of a pro rata portion (through the date of termination) of the annual bonus that the executive officer would have received for the year of termination, based on actual performance over the entire performance period;

•	continuation of health care benefits under COBRA for a period of up to 12 months following termination of employment;

•	a lump sum cash payment of $50,000 which represents other benefits to which the executive officer was entitled during his employment;

•	continued use of a company car or receipt of a car allowance for 12 months;

•	12 months of outplacement support; and

•	a payment at the end of the 12-month period following termination equal to the maximum amount that Rockwood would have been obligated to contribute as matching contributions on the executive officer’s behalf to Rockwood’s qualified and non-qualified retirement plans for such 12-month period based on the executive officer’s most recent deferral elections.

If any payment by Rockwood is determined to be subject to an excise tax to the executive officer, then the executive officer is entitled to receive an additional “gross-up” payment equal to an amount such that the net amount of such additional payment retained by the executive after all federal, state and local income and employment taxes (including, without limitation, all federal, state and local income and employment taxes on the gross-up payment) is equal to the excise tax imposed on the payment.

The Employment Agreements provide the same severance benefits whether or not the termination occurs in connection with a change of control of Rockwood, except that the salary and bonus amounts payable in respect of the Severance Period are paid out in a lump sum in connection with a termination following a change in control instead of on a monthly basis during the Severance Period and outplacement assistance is only provided in connection with a termination following a change in control.

In the event an executive officer’s employment is terminated by Rockwood for cause or by the executive officer other than for good reason, the executive officer is not entitled to any payments or benefits under the Employment Agreement.

As a condition of receipt of the above payments and benefits, the executive officer must continue to comply with the confidentiality and the non-compete and non-solicit provisions in the agreement for 24 months following his termination of employment.

For purposes of the Employment Agreements, “good reason” is generally defined to mean any of the following events: (i) a reduction in the executive officer’s duties or responsibilities, (ii) a reduction in the executive officer’s compensation, target bonus opportunity, or material reduction in benefits, (iii) a material breach by Rockwood of the Employment Agreement, or (iv) relocation of Rockwood’s headquarters or the executive officer’s principal place of employment of more than 35 miles.

Retention Bonuses

In connection with the merger, Rockwood has agreed to pay retention bonuses to certain of its employees, including its executive officers. Messrs. Zatta and Riordan are each eligible to receive a retention bonus in an amount equal to $2 million. The retention bonuses are payable on or prior to the first regularly scheduled payroll date following the completion of the merger, provided that the employee remains employed with Rockwood on the completion date of the merger. In the event that the completion of the merger occurs in 2015, Messrs. Zatta and Riordan will not receive a pro rata annual bonus, as described above, as part of the severance payments to which they are entitled under the Employment Agreements.

2013 Bonuses

Messrs. Ghasemi, Zatta, and Riordan are entitled to receive bonus payments in respect of fiscal year 2013, the payment of which were contingent on the closing of the Pigments Sale. In connection with the merger, Rockwood has determined that Messrs. Ghasemi, Zatta, and Riordan will be eligible to receive their bonuses with respect of fiscal year 2013, which such bonuses are $2,609,079, $681,918, and $593,269, respectively, at the earlier of (x) the closing of the Pigments Sale and (y) immediately prior to the completion of the merger, regardless of whether they remained employed through either such date and, in the case of (y) without regard to whether the closing of the Pigments Sale has occurred.

New Management Arrangements

As of the date of this joint proxy statement/prospectus, neither Rockwood nor Albemarle has entered into any employment agreements with Rockwood’s executive officers in connection with the merger, and, except for the retention bonuses described above, the right to receive the 2013 bonuses as described above, and the treatment of 2014 and 2015 annual bonuses described below, Rockwood has not amended or modified any existing Employment Agreement or other arrangements with its executive officers or entered into any other new arrangements with its executive officers. The roles of Messrs. Zatta and Riordan following the merger have not yet been determined.

Directors’ and Officers’ Indemnification and Insurance

The merger agreement provides that from and after the effective time of the merger, Albemarle will cause the surviving entity to do the following:

•	indemnify, defend and hold harmless, to the fullest extent permitted by applicable law, all past and present directors and officers of Rockwood and its subsidiaries against any costs, expenses (including attorneys’ fees and expenses and disbursements), judgments, fines, losses, claims, damages or liabilities incurred in connection with any proceeding, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that such director or officer is or was a director, officer, employee or fiduciary of Rockwood or any of its subsidiaries or a fiduciary under any Rockwood benefit plan, and provide advancement of expenses to such directors and officers;

•	honor and maintain in effect for a period of six years after the effective time of the merger all rights to indemnification, advancement of expenses and exculpation of directors and officers contained in the organizational documents of Rockwood and its subsidiaries as in effect as of the date of the merger agreement and all rights to indemnification and advancement of expenses of each such director or officer as provided in any indemnification or other agreement to which Rockwood or any of its subsidiaries is a party; and

•	subject to certain limitations described in the merger agreement, maintain for a period of six years after the effective time of the merger, policies of directors’ and officers’ liability insurance and fiduciary liability insurance from a carrier with the same or better credit ratings than Rockwood’s existing carrier, with, terms, conditions, retentions and levels of coverage not less favorable to the insured persons than such current directors’ and officers’ insurance policies, with respect to claims arising from facts, events, acts or omissions that occurred on or before the effective time of the merger, or in lieu of such insurance, Rockwood may purchase and Albemarle may purchase if Rockwood declines to do so a “tail” directors’ and officers’ liability insurance and fiduciary liability insurance from such a carrier and with such terms.

Benefit Arrangements with the Combined Company

The merger agreement requires Rockwood as the surviving corporation in the merger to do the following with respect to any Rockwood employees (including its executive officers) who remain employed following the effective time of the merger until the earlier of one year following completion of the merger or December 31, 2015:

•	provide substantially comparable aggregate cash compensation opportunities as were provided by Rockwood and its subsidiaries as of the date of the merger agreement;

•	provide employee benefits that are (i) substantially comparable, in the aggregate, to the employee benefits provided by Rockwood and its subsidiaries as of the date of the merger agreement or (ii) substantially similar to those provided to similarly situated employees of Albemarle and its subsidiaries; and

•	honor all retention and severance arrangements described herein.

In addition, Rockwood’s 2014 annual bonus plan, established prior to the execution of the merger agreement, will be continued. Under the terms of the merger agreement, if the merger is completed prior to December 31, 2014, bonus amounts will be calculated based on target level of performance in respect of fiscal year 2014 and the surviving corporation will pay the 2014 bonuses in the ordinary course before March 15, 2015. If the merger is completed after December 31, 2014, bonus amounts will be calculated based on actual results and performance achieved in respect of fiscal year 2014 and the surviving corporation will pay the 2014 bonuses in the ordinary course before March 15, 2015. The right to receive the 2014 bonus amounts will be in lieu of the right to receive partial year pro rated 2014 annual bonuses under the named executive officers’ employment agreements and will be subject to continued employment on the completion date of the merger, but, thereafter, such bonuses will be paid regardless of whether a continuing employee is employed by the combined company at the time such bonuses are paid.

With respect to bonuses for fiscal year 2015, if the merger is completed in 2015, Rockwood will set the fiscal year targets and budget in consultation with Albemarle, and the combined company will pay the 2015 bonuses in the ordinary course in 2016, subject to the employee’s continued employment through the payment date. Pursuant to the merger agreement, the aggregate target bonus amounts for 2015 may not exceed 110% of the aggregate target bonus amounts for 2014.

Quantification of Payments and Benefits

The following tables set forth the information required by Item 402(t) of Regulation S-K regarding the amounts of payments and benefits that each executive officer of Rockwood would receive in connection with the merger, assuming the completion of the merger occurred on July 31, 2014, and the employment of the executive officer was terminated by the combined company without cause or by the executive officer for good reason on such date. The retention bonuses become payable upon the completion of the merger subject to continued employment through such time and will be payable regardless of whether the executive remains employed following the merger and are therefore “single trigger”.

The following table, “Golden Parachute Compensation,” along with its footnotes, shows the compensation payable to Mr. Ghasemi and Rockwood’s two executive officers, Mr. Zatta and Mr. Riordan, and is subject to a non-binding, advisory vote of Rockwood’s shareholders, as described under the section titled “The Rockwood Special Meeting—Proposal 2 — Advisory Vote Regarding Certain Executive Compensation” beginning on page 39. Note that while Mr. Ghasemi, Rockwood’s former chief executive officer, is included in the table below as required by Item 402(t) of Regulation S-K, he is no longer an executive officer of Rockwood, following his retirement on June 30, 2014.

Golden Parachute Compensation

Name	Cash (1)	Equity (2)	Pension / NQDC (3)	Perquisites / Benefits (4)	Tax Reimbursements (5)	Other (6)	Total
Seifi Ghasemi	$2,609,079	$10,907,037	$0	$0	$0	$0	$13,516,116
Robert J. Zatta	$5,726,336	$5,549,221	$21,807	$101,075	$4,952,137	$47,604	$16,398,180
Thomas J. Riordan	$4,840,288	$5,549,221	$15,893	$108,118	$4,786,612	$47,740	$15,347,872

(1)	As described above, the cash payments for each of Messrs. Zatta and Riordan consist of (i) the aggregate amount of monthly payments over 24 months equal to the sum of (x) monthly base salary and (y) 1/12th of the average annual cash incentive over the last two fiscal years, (ii) the 2014 annual bonus that each would have received for the fiscal year calculated at target (unless the closing of the merger occurs in 2015, in which case the no annual bonus for 2015 will be payable as part of the severance payments under the terms of the Employment Agreements), (iii) the retention payments payable upon the completion of the merger, and (iv) the payment of bonuses with respect to fiscal year 2013, including for Mr. Ghasemi, if the completion of the merger occurs prior to closing of the Pigments Sale, regardless of continued employment through the completion of the merger and without regard to whether the closing of the Pigments Sale has occurred. The entitlement to and the amount of the salary and bonus described in (i) above will be the same whether or not the termination occurs in connection with a change of control of Rockwood, except that such amounts are paid out in a lump sum in connection with a termination following a change in control instead of on a monthly basis during the 24-month period following termination. As described above, the amounts in the table assume the merger closed on July 31, 2014, and as such, the bonus amounts in clause (i) are based upon an average of the 2012 bonus (a year in which the annual bonus payment to Messrs. Zatta and Riordan was $0) and the 2013 bonus (in the amount of $681,918 and $593,269 for Messrs. Zatta and Riordan, respectively). If the merger closes in 2015, the annual bonus component will be based on the average of the actual bonuses paid in 2013 and 2014 (which for 2014, for Messrs. Zatta and Riordan, is a target of $862,500 and $603,750, respectively.) The retention bonuses described in (iii) are “single trigger” and become payable upon the completion of the merger subject to continued employment through the payment date and will be payable regardless of whether the executive remains employed following the merger.

The amounts of the respective components are:

Name	Salary & Bonus	Cash Severance	2014 Bonus	Retention Bonus	2013 Bonus
Seifi Ghasemi	$—	$	$—	$—	$2,609,079
Robert J. Zatta	$2,181,918	$	$862,500	$2,000,000	$681,918
Thomas J. Riordan	$1,643,269	$	$603,750	$2,000,000	$593,269

(2)	As described above, the equity amounts include the right to receive the CIC Settlement Amount in respect of outstanding Performance-Vesting RSUs. Each CIC Settlement Amount will be paid within 10 business days of the applicable Original Vesting Date, subject to continued employment through such date. Notwithstanding the foregoing, if the employee’s employment is terminated without “cause” or the employee resigns for “good reason” during the 24-month period following a change in control (and before the vesting date), the employee will immediately vest in the CIC Settlement Amounts and such amounts will be paid to the employee within 10 business days following the employee’s termination date, in which case such amounts will be “double trigger” payments. For purposes of determining the Per Share Merger Consideration, including for the purpose of calculating the value of consideration from the Performance-Vesting RSUs and the total shareholder return and stock price multipliers used to determine the number of shares underlying each Performance-Vesting RSU, Albemarle’s stock price was deemed to equal the average closing price of shares of Albemarle common stock over the first five trading days following the public announcement of the merger agreement, which was $69.57. In addition, for purposes of calculating the stock price multiplier, the value of Rockwood’s peer companies’ stock has been determined based on the average closing price of such peer companies’ shares over the first five trading days following the public announcement of the merger agreement. For more information about the calculation of amounts upon vesting, see “—Performance-Vesting RSUs” above.

In the event the closing date of the merger occurs after December 31, 2014, the portion of each of Messrs. Ghasemi’s, Zatta’s, and Riordan’s Performance-Vesting RSUs that vest on December 31, 2014 will be settled in shares of Rockwood common stock in accordance with their original terms.

(3)	Represents the payment in respect of the maximum amount that Rockwood would have been obligated to contribute as a matching contribution to Rockwood’s non-qualified retirement plans for the 12-month period prior to the executive’s termination (based on their 2013 contributions).
(4)

As described above, upon termination of employment either by Rockwood without cause or by each of Messrs. Zatta and Riordan for good reason, each of Messrs. Zatta and Riordan is entitled to (i) a cash payment of $50,000 in lieu of other benefits he was entitled to while employed by Rockwood, (ii) 12 months’ continuation of medical and dental benefit coverage, which were $19,189 and $26,477 for Messrs. Zatta and Riordan, respectively (based on 2013 rates and a 2% COBRA administration fee), and (iii) continued use of the company car or receipt of a car allowance for 12 months, which were $31,886 and $31,641 for Messrs. Zatta and Riordan, respectively (based on their 2013 usage). The actual amounts of Rockwood’s payment in respect of (ii) and (iii) will depend on 2014 medical and dental coverage rates and their actual 2014 car usage.
(5)	If any payment by Rockwood is determined to be subject to an excise tax to the executive officer, then the executive officer is entitled to receive an additional “gross-up” payment equal to an amount such that the net amount of such additional payment retained by the executive after all federal, state and local income and employment taxes (including, without limitation, all federal, state and local income and employment taxes on the gross-up payment) is equal to the excise tax imposed on the payment. These amounts are subject to change based on the effective time of the merger, date of termination of the named executive officer and certain other assumptions used in the calculation.
(6)	This amount includes (i) outplacement services for twelve months following termination, estimated at a value of $25,000 per executive, and (ii) estimates of the payment in respect of twelve months of the amount of 401(k) plan matching and profit sharing contributions that would have been made by Rockwood in respect of Messrs. Zatta and Riordan (based on their 2013 contributions). The actual value of the outplacement services will depend on the specific services utilized by each of Messrs. Zatta and Riordan and the actual amounts of Rockwood’s payment in respect of contributions will depend on the executive officer’s most recent deferral elections.

Merger Consideration

Merger Consideration to be Received by Rockwood Shareholders

At the effective time of the merger, each share of Rockwood common stock (other than Rockwood excluded shares) issued and outstanding immediately prior to the effective time of the merger, will be converted into the right to receive:

•	$50.65 in cash, without interest; and

•	0.4803 of a share of Albemarle common stock.

All fractional shares of Albemarle common stock which a holder of Rockwood common stock would otherwise be entitled to receive in the merger (after taking into account all shares of Rockwood common stock exchanged by such holder) will be aggregated and calculations will be rounded to three decimal places. In lieu of any fractional shares to which a Rockwood shareholder otherwise would be entitled, such shareholder will be entitled to receive an amount in cash (without interest) equal to the product of: (a) the net proceeds from the sale in the market by Albemarle’s exchange agent of shares of Albemarle common stock representing all such fractional shares multiplied by (b) a fraction, the numerator of which is the amount of fractional interests to which such holder of shares of Rockwood common stock would otherwise be entitled and the denominator of which is the aggregate number of all such fractional shares.

Potential Adjustments

The merger agreement provides that, if between the date of the merger agreement and the completion of the Merger there is any stock dividend with a record date within such period or any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, readjustment or exchange of shares, or any similar event involving shares of Albemarle common stock or Rockwood common stock then, in any such case, the merger consideration will be appropriately adjusted to provide Albemarle and the holders of Rockwood common stock (including Rockwood stock options exercisable for Rockwood common stock or Rockwood restricted stock units that may be settled with Rockwood common stock) with the same economic effect as contemplated by the merger agreement prior to such event.

Ownership of Albemarle Following the Merger

If the merger had been completed on June 30, 2014, and based on the assumptions set forth under “Unaudited Pro Forma Condensed Consolidated Financial Statements” beginning on page 133, Rockwood shareholders would have owned approximately 30% and Albemarle shareholders would have owned approximately 70% of the pro forma outstanding shares of Albemarle common stock.

Conversion of Shares; Procedures for Exchange of Shares

The conversion of shares of Rockwood common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. As soon as reasonably practicable after the effective time of the merger, Albemarle’s exchange agent will mail a letter of transmittal to each former holder of record of shares of Rockwood common stock. The letter of transmittal will specify that delivery will be effected, and risk of loss and title to the certificates representing your shares, if you possess physical stock certificates, will pass only upon proper delivery of any such certificates to the exchange agent or, in the case of book-entry shares, upon adherence to the procedures set forth in the letter of transmittal. The letter of transmittal will be accompanied by instructions for surrendering the certificates and book-entry shares in exchange for the merger consideration, including shares of Albemarle common stock, the cash portion of the merger consideration, any dividends or distributions payable pursuant to the merger agreement and any cash in lieu of fractional shares. No interest will be paid or will accrue on any cash payable upon surrender of a certificate or, in the case of book-entry shares, upon adherence to the procedures set forth in the letter of transmittal. Rockwood shareholders should not return stock certificates with the enclosed proxy card.

Effective Time of the Merger

The merger will become effective at the time at which the certificate of merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as is agreed upon by Albemarle and Rockwood and specified in the certificate of merger.

Stock Exchange Listing of Albemarle Shares

It is a condition to the completion of the merger that the shares of Albemarle common stock to be issued pursuant to the merger be authorized for listing on the NYSE, subject to official notice of issuance.

Delisting and Deregistration of Rockwood Common Stock

Upon the completion of the merger, the Rockwood common stock currently listed on the NYSE will cease to be listed on the NYSE and will subsequently be deregistered under the Exchange Act.

Material U.S. Federal Income Tax Consequences of the Merger

The following discussion addresses, subject to the limitations set forth below, the material U.S. federal income tax consequences to U.S. holders and non-U.S. holders (in each case, as defined below) of shares of Rockwood common stock of the exchange of shares of Rockwood common stock for the merger consideration in the merger and the ownership and disposition by them of shares of Albemarle common stock received in the merger. The following discussion does not address any aspects of U.S. taxation other than U.S. federal income taxation. This discussion does not address any non-income or other taxes or any foreign, state or local tax consequences of the merger. The discussion below is for general purposes only and is not a substitute for your own analysis of the tax consequences of the merger and the subsequent ownership and disposition of Albemarle common stock.

We urge you to consult your own tax advisor as to the specific tax consequences to you of the merger and the ownership of Albemarle common stock received in the merger, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws in light of your particular circumstances.

This discussion is not a complete analysis or listing of all potential tax considerations relating to the merger or subsequent ownership and disposition of shares of Albemarle common stock, and does not address all tax considerations that may be relevant to Rockwood shareholders. In particular, the discussion below addresses U.S. federal income tax consequences for persons who hold their shares of Rockwood common stock, and will hold their shares of Albemarle common stock, solely as capital assets (generally, property held for investment). The discussion below does not address any tax consequences for shareholders who are subject to special rules under U.S. federal income tax laws, such as:

•	banks, financial institutions or insurance companies;

•	tax-exempt entities;

•	persons who hold shares as part of a straddle, hedge, integrated transaction or conversion transaction;

•	persons who have been, but are no longer, citizens or residents of the United States;

•	a partnership or other pass-through entity for U.S. federal income tax purposes;

•	dealers or traders in securities, commodities or currencies;

•	grantor trusts;

•	persons subject to the alternative minimum tax;

•	U.S. persons whose “functional currency” is not the U.S. dollar;

•	regulated investment companies and real estate investment trusts; or

•	persons who received shares through the exercise of incentive stock options, through the issuance of restricted stock under an equity incentive plan or through a tax qualified retirement plan or otherwise as compensation.

This discussion is based on the Internal Revenue Code of 1986, as amended (which we refer to in this joint proxy statement/prospectus as the Code), the Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this joint proxy statement/prospectus. Each of the foregoing is subject to change, potentially with retroactive effect.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of shares of Rockwood common stock or, after the completion of the merger, Albemarle common stock that for U.S. federal income tax purposes is:

•	an individual citizen or resident alien of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if such trust validly has elected to be treated as a U.S. person for U.S. federal income tax purposes or if (i) a U.S. court can exercise primary supervision over its administration and (ii) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

A “non-U.S. holder” is a beneficial owner of shares of Rockwood common stock or, after the completion of the merger, Albemarle common stock, other than a U.S. holder or a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes (which we refer to in this joint proxy statement/prospectus as a Partnership). If a Partnership is a beneficial owner of shares of Rockwood common stock, the tax treatment of a partner in that Partnership will generally depend on the status of the partner and the activities of the Partnership. Holders of shares of Rockwood common stock that are Partnerships, and partners in such Partnerships, should consult their own tax advisors regarding the U.S. federal income tax considerations for them with respect to the merger and the subsequent ownership and disposition of shares of Albemarle common stock.

Tax Consequences to U.S. Holders

Exchange of Shares of Rockwood Common Stock for Merger Consideration

A U.S. holder’s receipt of the merger consideration in exchange for its shares of Rockwood common stock in the merger will be a taxable transaction for U.S. federal income tax purposes. As such, a U.S. holder generally will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between (1) the sum of (a) the amount of cash received by such holder in the merger including amounts, if any, withheld from the merger consideration otherwise payable to such holder and paid to taxing authorities by Albemarle or other applicable withholding agents and (b) the fair market value, at the effective time of the merger, of the shares of Albemarle common stock received by such holder in the merger and (2) such holder’s adjusted tax basis in shares of Rockwood common stock owned by such holder immediately prior to the effective time of the merger. Any such gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period in the shares of Rockwood common stock immediately prior to the merger is more than one year. The amount and character of gain or loss must be calculated separately for each identifiable block of shares (generally, shares purchased at the same time in the same transaction) of Rockwood common stock exchanged in the merger. For non-corporate U.S. holders, long-term capital gain generally is taxed at preferential U.S. federal rates. The deductibility of capital losses is subject to certain limitations. Each U.S. holder is urged to consult its tax advisor regarding the manner in which gain or loss should be calculated as a result of the merger.

As discussed below in “The Merger—Chilean Tax Considerations” beginning on page 99, Chilean capital gain tax may apply to Rockwood shareholders, if any, that, along with persons related to them (within the meaning of “related persons” described in “The Merger—Chilean Tax Considerations”), are treated as transferring 10% percent or more of the Rockwood common stock and amounts may be required to be withheld from a portion of the merger consideration otherwise payable to such shareholders. While there is no authority directly addressing the creditability of this recently enacted tax on non-Chilean shareholders of non-Chilean companies, this tax should be treated as a foreign tax eligible for credit against a U.S. holder’s U.S. federal income tax liability if (i) it is imposed upon the exchange of the U.S. holder’s shares of Rockwood common stock for merger consideration, (ii) it is imposed on the basis of the U.S. holder’s gross receipts in such exchange, and (iii) the base of the tax is computed by reducing such gross receipts to permit recovery of an amount that is not less than the significant costs and expenses (including significant capital expenditures) of the U.S. holder attributable, under reasonable principles, to such gross receipts.

In any event, the creditability of the tax would be subject to applicable restrictions and limitations that may vary depending on the U.S. holder’s circumstances. Any taxes required to be withheld would not be eligible for credit to the extent a refund of such taxes is available from Chilean tax authorities upon the preparation and filing of applicable certifications and documents by or on behalf of the U.S. holder. For foreign tax credit purposes, gain realized on a U.S. holder’s receipt of the merger consideration in exchange for its share of Rockwood common stock in the merger will generally constitute U.S. source income, with the result that the merger will not increase the amount of allowable foreign tax credits for such U.S. holder, despite the imposition of any Chilean tax on such gain. Instead of claiming a credit, a U.S. holder who itemizes deductions may elect to deduct otherwise creditable Chilean taxes in computing the U.S. holder’s U.S. federal taxable income. A deduction does not reduce tax on a dollar-for-dollar basis like a credit. The rules relating to foreign tax credits and the timing thereof are complex. U.S. holders that may incur tax under the Chilean indirect transfer rules should consult their own tax advisors regarding the availability of a foreign tax credit and the application of the foreign tax credit limitations to their particular circumstances.

A U.S. holder’s tax basis in shares of Albemarle common stock received in the merger will equal the fair market value of such shares at the effective time of the merger, and the holding period for such shares will begin on the date immediately following the effective time of the merger.

Consequences of Holding Shares of Albemarle Common Stock

Distributions

Following the merger, distributions to U.S. holders on shares of Albemarle common stock that are paid out of Albemarle’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be treated as dividends for U.S. federal income tax purposes. Dividends received by individual U.S. holders with respect to shares of Albemarle common stock generally should qualify for preferential tax rates on “qualified dividend income” so long as certain holding period requirements are met. Dividends paid on shares of Albemarle common stock will be eligible for the dividends received deduction if the U.S. holder is an otherwise qualifying corporate holder that meets the holding period and other requirements for the dividends received deduction. Any distribution not constituting a dividend will be treated first as reducing the adjusted basis in the U.S. holder’s shares of Albemarle common stock and, to the extent it exceeds the adjusted basis in the U.S. holder’s shares of Albemarle common stock, as gain from the sale or exchange of such stock.

Gain on Sale or Other Disposition of Albemarle Common Stock

Upon the sale or other taxable disposition of Albemarle common stock received in the merger, a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount realized on such sale or taxable disposition and the U.S. holder’s adjusted tax basis in the shares of Albemarle common stock sold. Any such gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period in the shares of

Albemarle common stock sold is more than one year. For non-corporate U.S. holders, long-term capital gain generally is taxed at preferential U.S. federal rates. The deductibility of capital losses is subject to certain limitations. Each U.S. holder is urged to consult its tax advisor regarding the U.S. federal income tax and other tax consequences of a sale, redemption, or other taxable disposition of shares of Albemarle common stock received in the merger.

Medicare Tax

A U.S. holder that is an individual or estate, or a trust that does not qualify for exemption, will be subject to a 3.8% tax (which we refer to in this joint proxy statement/prospectus as the Medicare Tax) on the lesser of (a) the U.S. holder’s “net investment income” for the relevant taxable year and (b) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000 depending on the individual’s circumstances). A U.S. holder’s net investment income will generally include dividends received on shares of Albemarle common stock and net gains from the disposition of shares of Albemarle common stock unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). A U.S. holder that is an individual, estate or trust should consult its own tax advisor regarding the applicability of the Medicare Tax to the U.S. holder’s dividend income and gains in respect of the U.S. holder’s investment in Albemarle common stock.

Information Reporting and Backup Withholding

In general, payments received in connection with the exchange of shares of Rockwood common stock in the merger and payments of dividends on, and proceeds of a disposition of, shares of Albemarle common stock received in the merger may be reported to the Internal Revenue Service (which we refer to in this joint proxy statement/prospectus as the IRS). Backup withholding, currently at a rate of 28%, may apply with respect to payments received in connection with the exchange of shares of Rockwood common stock in the merger and to payments of dividends on, and proceeds of a disposition of, shares of Albemarle common stock received in the merger unless the U.S. holder receiving such a payment (1) is an exempt holder (generally, a tax-exempt organization, qualified pension or profit-sharing trust, individual retirement account, corporation or nonresident alien individual who or which, when required, certifies as to his, her or its exempt status) or (2) provides a certificate (generally on IRS Form W-9) containing the holder’s name, address, correct federal taxpayer identification number and a statement that the holder is a U.S. person and is not subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowable as a refund or credit against a holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Tax Consequences to Non-U.S. Holders

Exchange of Shares of Rockwood Common Stock for Merger Consideration

In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the exchange of shares of Rockwood common stock for merger consideration in the merger unless:

•	the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment of such non-U.S. holder);

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•	Rockwood is or has been a “U.S. real property holding corporation” within the meaning of Section 897 of the Code for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such non-U.S. holder’s holding period of its shares of Rockwood common stock and such non-U.S. holder beneficially owned more than 5% of the total fair market value of Rockwood common stock at any time during such five-year period. Rockwood does not believe it is or has been a U.S. real property holding corporation during the preceding five years and, although there can be no assurance, does not anticipate becoming one in the future.

Gain that is described in the first bullet point immediately above generally will be subject to U.S. federal net income taxation at regular graduated U.S. federal income tax rates. If the non-U.S. holder is a foreign corporation, a branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty) also may apply to its effectively connected earnings and profits. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the exchange of shares of Rockwood common stock for merger consideration, which may be offset by U.S. source capital losses.

Consequences of Holding Shares of Albemarle Common Stock

Distributions

In general, distributions to a non-U.S. holder with respect to shares of Albemarle common stock received in the merger that represent dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution, unless the non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable tax treaty and the non-U.S. holder provides proper certification of its eligibility for such reduced rate on IRS Form W-8BEN or W-8BEN-E. A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of Albemarle’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated first as reducing the adjusted basis in the non-U.S. holder’s shares of Albemarle common stock and, to the extent it exceeds the adjusted basis in the non-U.S. holder’s shares of Albemarle common stock, as gain from the sale or exchange of such stock.

Dividends paid to a non-U.S. holder that are effectively connected with its conduct of a trade or business within the United States (and, if a tax treaty applies, are attributable to a U.S. permanent establishment) will not be subject to U.S. withholding tax, as described above, if the non-U.S. holder complies with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States, provided that the non-U.S. holder timely files a U.S. federal income tax return. Dividends received by a foreign corporation that are effectively connected with its conduct of trade or business within the United States may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty).

Gain on Sale or Other Taxable Disposition of Albemarle Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of the non-U.S. holder’s shares of Albemarle common stock received in the merger unless:

•	the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment of such non-U.S. holder);

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•	Albemarle is or has been a “U.S. real property holding corporation” within the meaning of Section 897 of the Code for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such non-U.S. holder’s holding period of its shares of Albemarle common stock and either such non-U.S. holder beneficially owned more than 5% of the total fair market value of Albemarle common stock at any time during such five-year period or Albemarle common stock has ceased to be publicly traded. Albemarle does not believe it is or has been a U.S. real property holding corporation during the preceding five years and, although there can be no assurance, does not anticipate becoming one in the future.

Gain that is described in the first bullet point immediately above generally will be subject to U.S. federal net income taxation at regular graduated U.S. federal income tax rates. If the non-U.S. holder is a foreign corporation, a branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty) also may apply to its effectively connected earnings and profits. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from such sale or other disposition, which may be offset by U.S. source capital losses. Each non-U.S. holder is urged to consult its tax advisor regarding the U.S. federal income tax and other tax consequences of a sale, redemption, or other disposition of shares of Albemarle common stock received in the merger.

Foreign Account Tax Compliance Act (FATCA)

Legislation commonly known as FATCA generally imposes a U.S. federal withholding tax of 30% on dividends on, and the gross proceeds of a disposition of, shares of Albemarle common stock in each case paid to a “foreign financial institution” (as defined in the Code), unless such institution provides sufficient documentation, typically on IRS Form W-8BEN-E, evidencing its compliance (or deemed compliance) with FATCA (which may alternatively be compliance with an intergovernmental agreement with the United States) or otherwise establishes an exemption. FATCA also imposes a U.S. federal withholding tax of 30% on dividends on, and the gross proceeds of a disposition of, shares of Albemarle common stock paid to a “non-financial foreign entity” (as defined in the Code) unless such entity provides sufficient documentation, typically on IRS Form W-8BEN-E, identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are no such owners, or otherwise establishes an exemption. The withholding taxes described above currently apply to dividend payments and will apply in the future to payments of gross proceeds from dispositions occurring after December 31, 2016. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders are urged to consult with their own tax advisors regarding the possible implications of this legislation on their ownership and disposition of shares of Albemarle common stock.

Information Reporting and Backup Withholding

Information reporting and backup withholding may apply to payments made in connection with the merger and dividend payments on, and proceeds from the disposition of, shares of Albemarle common stock received in the merger. Backup withholding will not apply, however, to a non-U.S. holder who provides a certification of foreign status on the applicable IRS Form W-8 (typically IRS Form W-8BEN or W-8BEN-E) or appropriate successor form (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined in the Code) or is otherwise exempt from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, if any, provided the required information and refund claim is timely filed with the IRS. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

The foregoing summary does not discuss all aspects of U.S. federal income taxation that may be relevant to particular holders of shares of Rockwood common stock. Rockwood shareholders should consult their own tax advisors as to the particular tax consequences to them of the merger and the ownership and disposition of shares of Albemarle common stock received in the merger under any federal, state, local, foreign or other tax laws.

Chilean Tax Considerations

Chilean capital gain tax may apply to Rockwood shareholders, if any, that, along with persons related to them (as described below), are treated as transferring 10 percent or more of the Rockwood common stock.

In 2012, Chile enacted indirect transfer rules that, effective January 1, 2013, impose, in certain circumstances, a tax on the transfer of shares of a non-Chilean corporation, like Rockwood, that owns one or more Chilean subsidiaries. Broadly, under these rules, the exchange of shares of Rockwood common stock for merger consideration may be taxable to a holder that, along with persons related to that holder, transfers a gross number of shares that, in the aggregate, equal or exceed 10% of the outstanding shares of Rockwood common stock during the 12-month period ending on the date the merger is completed, provided the Chilean subsidiaries of Rockwood have a fair market value in excess of a certain specified threshold.

In general, a transfer of shares of Rockwood common stock would be a taxable event to a non-Chilean shareholder under the Chilean indirect transfer rules if two conditions are satisfied (which two conditions we refer to in this joint proxy statement/prospectus as the materiality test): (i) the shares transferred by the shareholder (and related persons) during the 12-month period ending on the date the merger is completed represent 10% or more of the outstanding shares of Rockwood common stock and (ii) (a) transferred shares represent a percentage interest in underlying Chilean assets that, on the date the merger is completed or at any other time over the preceding 12-month period, has a fair market value of at least UTA 210,000 (or approximately U.S. $185 million using current exchange rates) or (b) as applied to Rockwood’s facts, Chilean assets represent 20% or more of the fair market value of the Rockwood common stock on the date the merger is completed or at any other time during the preceding 12-month period. A group of entities would generally be “related persons” for these purposes if there is control of one entity by the other, the entities are under common control, or such entities have been notified by the Chilean securities authorities that they are considered part of the same “business group” as defined in Chilean securities law. Rockwood shareholders will be asked in the letter of transmittal to indicate whether the number of shares transferred by them (and related persons) during the 12-month period ending on the date the merger is completed equals or exceeds 10% of the outstanding shares of Rockwood common stock.

It is uncertain whether the fair market value of Rockwood’s Chilean subsidiaries is more or less than 20% of the fair market value of the merger consideration. While the fair market value of such subsidiaries is greater than $185 million, it is unclear what percentage of Rockwood stock represents an indirect interest in such subsidiaries having a fair market value of UTA 210,000. Therefore, we urge Rockwood shareholders that may satisfy the first prong of the materiality test (relating to an actual or constructive transfer of 10% of Rockwood stock) to consult with a Chilean tax advisor regarding the application of the Chilean indirect transfer rules to them.

In a case where the materiality test is satisfied, the exchange agent (or other applicable withholding agent) is generally required, under current Chilean law, to provisionally withhold from the merger consideration paid to the Rockwood shareholder an amount equal 20% of the capital gain of such shareholder determined as if the shareholder’s recoverable cost basis is equal to its share of Rockwood’s net basis in the stock of its Chilean subsidiaries. If, within the month following the merger, the Rockwood shareholder files a tax return with the Chilean tax authority and pays any tax that is due, there would no longer be any liability for the exchange agent (or other withholding agent) in connection with amounts paid to that Rockwood shareholder. Any amounts withheld and paid by the exchange agent (or other withholding agent) to the Chilean tax authority under these rules may be allowed as a refund or a credit against a shareholder’s Chilean tax liability with respect to the merger, if any, provided the required information and refund claim is timely filed with the Chilean tax authority.

In a case where the materiality test is satisfied, a Rockwood shareholder may choose how its Chilean income tax liability will be determined from among various alternative methods. Provided that it is able to demonstrate its cost basis in its Rockwood stock for Chilean tax purposes, such a shareholder may elect to pay a 35% tax on the Chilean-source portion of its capital gain from the disposition of its shares of Rockwood common stock in the merger, which is equal to the shareholder’s total capital gain multiplied by the ratio of the fair market value of Rockwood’s Chilean subsidiaries to the fair market value of all Rockwood common stock. In the alternative, shareholders may elect to employ other methods to calculate the tax due. The Chilean Congress is considering a tax reform bill that may result in an increase in the tax rates that apply under certain of these alternative methods as well as changes in other relevant rules.

Our expectations regarding the Chilean indirect transfer rules are based on our understandings, analysis and interpretation of these rules, which are subject to additional interpretation and rulemaking by the Chilean authorities. There is uncertainty relating to the application by Chilean authorities of the indirect transfer rules on certain shareholders’ exchange of shares of Rockwood common stock. Rockwood shareholders that, along with persons related to them (as described above), may be treated as transferring 10 percent or more of the Rockwood common stock should consult with a Chilean tax advisor regarding the application of the Chilean indirect transfer rules to them.

Regulatory Matters

Albemarle and Rockwood have agreed to use their reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate the merger and the other transactions contemplated by the merger agreement as promptly as practicable, including using reasonable best efforts to obtain (and cooperating with the other party to obtain) all regulatory approvals required to complete the transactions contemplated by the merger agreement. However, neither Albemarle nor Rockwood is required to take any action that would reasonably be expected to have a material adverse effect on the business of Albemarle or Rockwood as the surviving corporation in the merger.

Under the HSR Act and the rules promulgated thereunder by the FTC, the merger may not be completed until notification and report forms have been filed with the FTC and the Antitrust Division of the DOJ and the applicable waiting period has expired or been terminated. Albemarle and Rockwood filed notification and report forms under the HSR Act with the FTC and the Antitrust Division of the DOJ on August 8, 2104, and are awaiting termination or expiration of the applicable waiting period. If Albemarle and Rockwood do not receive a request for additional information, the waiting period will expire at 11:59 p.m. Eastern Standard Time on September 8, 2014, if not terminated earlier.

Additionally, the parties agreed to make, or cause to be made, antitrust filings in the European Union, People’s Republic of China and certain other foreign jurisdictions.

Timing

Albemarle and Rockwood cannot assure you that all of the regulatory approvals described above will be obtained and, if obtained, Albemarle and Rockwood cannot assure you as to the timing of any approvals, the ability to obtain the approvals on satisfactory terms or the absence of any litigation challenging such approvals.

General

It is possible that any of the governmental entities with which filings have been made or may be made may seek additional regulatory concessions or impose additional conditions or states or private parties may commence litigation to prevent the completion of the merger. There can be no assurance that:

•	Albemarle or Rockwood will be able to satisfy or comply with any conditions imposed;

•	compliance or non-compliance will not have adverse consequences on Albemarle after the completion of the merger; or

•	litigation, if any, will be resolved favorably to Albemarle and Rockwood.

Appraisal Rights

Holders of shares of Rockwood common stock who meet certain requirements are entitled to seek appraisal rights.

Under Section 262 of the General Corporation Law of the State of Delaware (which we refer to in this joint proxy statement/prospectus as the DGCL), holders of shares of Rockwood common stock who do not vote in favor of the adoption of the merger agreement and who otherwise follow the procedures set forth in Section 262 of the DGCL (which we refer to in the joint proxy statement/prospectus as Section 262) will be entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, determined as described below. Failure to follow precisely any of the statutory requirements could result in the loss of your appraisal rights.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which is attached to this joint proxy statement/prospectus as Annex E. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that Rockwood shareholders exercise their appraisal rights under Section 262. Only a holder of record of shares of Rockwood common stock is entitled to demand appraisal of the shares registered in that holder’s name. A person having a beneficial interest in shares of common stock of Rockwood held of record in the name of another person, such as a broker, fiduciary, depositary or other nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. If you hold your shares of Rockwood common stock through a bank, broker or other nominee and you wish to exercise appraisal rights, you should consult with your bank, broker or other nominee to determine the appropriate procedures for the making of a demand for appraisal by the nominee.

Under Section 262, where a merger agreement is to be submitted for adoption at a meeting of shareholders, the corporation, not less than 20 days prior to the meeting, must notify each of its shareholders as of the record date that appraisal rights are available and include in the notice a copy of Section 262. This joint proxy statement/prospectus shall constitute such notice, and the full text of Section 262 is attached to this proxy statement as Annex E. In connection with the merger, any holder of shares of Rockwood common stock who wishes to exercise appraisal rights, or who wishes to preserve such holder’s right to do so, should review the following discussion and Annex E carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights. In addition, because of the complexity of the procedures for exercising the right to seek appraisal of shares of common stock, Rockwood believes that if a shareholder considers exercising such rights such shareholder should consider seeking legal and financial advice.

Filing Written Demand

Any holder of shares of Rockwood common stock wishing to exercise appraisal rights must deliver to Rockwood, before the vote on the adoption of the merger agreement at the Rockwood special meeting, a written demand for the appraisal of the shareholder’s shares, and that shareholder must not vote in favor of the adoption of the merger agreement. A holder of shares of Rockwood common stock wishing to exercise appraisal rights must hold the shares of record on the date the written demand for appraisal is made and must continue to hold the shares of record through the effective time of the merger. A proxy that is submitted and does not contain voting instructions will, unless revoked, be voted in favor of the adoption of the merger agreement, and it will constitute a waiver of the shareholder’s right of appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a shareholder who submits a proxy and who wishes to exercise appraisal rights must submit a proxy containing instructions to vote against the adoption of the merger agreement or abstain from voting on the adoption of the merger agreement. Voting against the adoption of the merger agreement or abstaining from voting or failing to vote on the proposal to adopt the merger agreement will not by itself constitute a written demand for appraisal satisfying the requirements of Section 262. The written demand for appraisal must be in addition to and separate from any proxy or vote on the adoption of the merger agreement. The demand must reasonably inform Rockwood of the identity of the holder, as well as the intention of the holder to demand an appraisal of the “fair value” of the shares held by the holder. A shareholder’s failure to deliver the written demand prior to the taking of the vote on the adoption of the merger agreement at the Rockwood special meeting will constitute a waiver of appraisal rights.

Only a holder of record of shares of Rockwood common stock is entitled to demand appraisal rights for the shares registered in that holder’s name. A demand for appraisal in respect of shares of Rockwood common stock should be executed by or on behalf of the holder of record. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose that, in executing the demand, the agent is acting as agent for the record owner or owners. Shareholders who hold their shares in bank, brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their bank, brokers or other nominee to determine the appropriate procedures for the making of a demand for appraisal by such nominee.

All written demands for appraisal pursuant to Section 262 should be delivered to the Corporate Secretary of Rockwood at Rockwood Holdings, Inc., 100 Overlook Center, Princeton, New Jersey 08540.

Any holder of shares of Rockwood common stock who has not commenced an appraisal proceeding or joined such proceeding as a named party may withdraw his, her or its demand for appraisal and accept the consideration offered pursuant to the merger agreement by delivering to the surviving corporation of the merger a written withdrawal of the demand for appraisal and an acceptance of the merger; however, any such attempt to withdraw the demand made more than 60 days after the effective date of the merger will require written approval of the surviving corporation of the merger. No appraisal proceeding in the Delaware Court of Chancery will be dismissed without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just; provided, that this restriction will not affect the right of any former Rockwood shareholder who has not commenced an appraisal proceeding or joined such proceeding as a named party to withdraw such shareholder’s demand for appraisal and to accept the merger consideration within 60 days after the effective date of the merger.

Notice by the Surviving Corporation

If the merger is completed, within ten days after the effective time of the merger, the surviving corporation of the merger will notify each holder of shares of Rockwood common stock who has made a written demand for appraisal pursuant to Section 262, and who has not voted in favor of the adoption of the merger agreement, that the merger has become effective and the effective date thereof.

Filing a Petition for Appraisal

Within 120 days after the effective time of the merger, but not thereafter, the surviving corporation of the merger or any holder of shares of Rockwood common stock who has so complied with Section 262 and is entitled to appraisal rights under Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all holders who have properly demanded appraisal of their shares. The surviving corporation of the merger is under no obligation to and Rockwood, which will be the surviving corporation of the merger, has no present intention to file a petition, and holders of Rockwood common stock should assume that the surviving corporation will not file a petition or initiate any negotiations with respect to the fair value of shares of Rockwood common stock. Accordingly, any holders of shares of Rockwood common stock who desire to have their shares appraised should initiate all necessary action to perfect their appraisal rights in respect of shares of Rockwood common stock within the time prescribed in Section 262.

Within 120 days after the effective time of the merger, any holder of shares of Rockwood common stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving corporation of the merger a statement setting forth the aggregate number of shares of Rockwood common stock not voted in favor of the adoption of the merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The statement must be mailed to the shareholder within ten days after a written request therefor has been received by the surviving corporation of the merger or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of shares held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition seeking appraisal or request the foregoing statement. As noted above, however, the demand for appraisal can only be made by a shareholder of record.

If a petition for an appraisal is timely filed by a holder of shares of Rockwood common stock and a copy thereof is served upon the surviving corporation of the merger, the surviving corporation will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all shareholders who have demanded appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice to the shareholders as required by the court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those shareholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the shareholders who demanded appraisal of their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding, and if any shareholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to such shareholder.

Judicial Determination of Fair Value

After determining the holders of shares of Rockwood common stock entitled to appraisal, the Delaware Court of Chancery will appraise the “fair value” of their shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining fair value, the Delaware Court of Chancery will take into account all relevant factors.

Shareholders considering seeking appraisal should be aware that the “fair value” of their shares as so determined could be more than, the same as or less than the consideration they would receive pursuant to the merger agreement if they did not seek appraisal of their shares. Although the parties to the merger agreement believe that the merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and Rockwood shareholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the value of the merger consideration. You should be aware that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the merger, is not an opinion as to, and does not otherwise address, fair value under Section 262. Neither Rockwood nor Albemarle anticipate offering more than the merger consideration to any Rockwood shareholder exercising appraisal rights, and each of Rockwood and Albemarle reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a share of Rockwood common stock is less than the value of the merger consideration, and that the methods that are generally considered acceptable in the financial community and otherwise admissible in court should be considered in the appraisal proceedings. If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. The Delaware Court of Chancery may also order that all or a portion of the expenses incurred by a shareholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the shares entitled to be appraised.

Unless the court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period from the effective date of the merger and the date of payment of the judgment.

If any shareholder who demands appraisal of shares of Rockwood common stock under Section 262 fails to perfect, or successfully withdraws or loses, such holder’s right to appraisal, the shareholder’s shares of Rockwood common stock will be deemed to have been converted at the effective time of the merger into the right to receive the merger consideration applicable to such shares. A shareholder will fail to perfect, or lose or withdraw, the holder’s right to appraisal if no petition for appraisal is filed within 120 days after the effective time of the merger or if the shareholder delivers to the surviving corporation of the merger a written withdrawal of the holder’s demand for appraisal and an acceptance of the merger consideration in accordance with Section 262.

From and after the effective time of the merger, no dissenting shareholder shall have any rights of a shareholder of Rockwood with respect to that holder’s shares for any purpose, except to receive payment of fair value and to receive payment of dividends or other distributions on the holder’s shares of Rockwood common stock, if any, payable to Rockwood shareholders of record as of a time prior to the effective time of the merger; provided, however, that if a dissenting shareholder delivers to the surviving corporation of the merger a written withdrawal of the demand for an appraisal within 60 days after the effective time of the merger and acceptance of the merger, or subsequently with the written approval of the surviving corporation of the merger, then the right of that dissenting shareholder to an appraisal will cease and the dissenting shareholder will be entitled to receive the merger consideration in accordance with the terms of the merger agreement. Once a petition for appraisal is filed with the Delaware Court of Chancery, however, the appraisal proceeding may not be dismissed as to any former Rockwood shareholder without the approval of the court, and such approval may be conditioned upon such terms as the court deems just; provided, that such restriction shall not affect the right of any former Rockwood shareholder who has not commenced an appraisal proceeding or joined the proceeding as a named party to withdraw such shareholder’s demand for appraisal and to accept the merger consideration within 60 days after the effective time of the merger.

Failure to comply strictly with all of the procedures set forth in Section 262 may result in the loss of a shareholder’s statutory appraisal rights. Consequently, any Rockwood shareholder wishing to exercise appraisal rights is urged to consult legal and financial advisors before attempting to exercise those rights.

Holders of Albemarle common stock are not entitled to appraisal rights in connection with the merger under Virginia law.

Resale of Shares of Albemarle Common Stock

The shares of Albemarle common stock issued in the merger will be registered under the Securities Act of 1933, as amended (which we refer to in this joint proxy statement/prospectus as the Securities Act), and the shares of Albemarle common stock so issued will be freely transferable under the Securities Act, except for shares of Albemarle common stock issued to any person who is deemed to be an “affiliate” of Albemarle after the merger. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with Albemarle and may include directors, executive officers and significant shareholders of Albemarle.

Affiliates of Albemarle may not sell their shares of Albemarle common stock acquired in connection with the merger, except pursuant to:

•	an effective registration statement under the Securities Act covering the resale of those shares;

•	pursuant to the volume, sale and other limitations under Rule 144 under the Securities Act; or

•	any other applicable exemption under the Securities Act.

The registration statement on Form S-4, of which this joint proxy statement/prospectus document forms a part, does not cover the resale of shares of Albemarle common stock to be received by affiliates of Albemarle in the merger.

FINANCING RELATING TO THE MERGER

The obligations of Albemarle and Merger Sub under the merger agreement are not subject to any conditions regarding their ability to finance, or obtain financing for, the transactions contemplated by the merger agreement, and they are obligated under the merger agreement to have sufficient funds available to satisfy their obligations under the merger agreement. Albemarle has obtained financing commitments for financing in order to pay (i) the cash consideration payable in connection with the merger and (ii) related fees and expenses.

Commitment Letter

On July 15, 2014, in connection with its entry into the merger agreement, Albemarle entered into a commitment letter (which we refer to in this joint proxy statement/prospectus as the commitment letter) with Bank of America, N.A. (which we refer to in this joint proxy statement/prospectus as Bank of America) and BofA Merrill Lynch (we refer to Bank of America, BofA Merrill Lynch and the other financial institutions joining the commitment letter and providing commitments thereunder collectively in this joint proxy statement/prospectus as the Commitment Parties), pursuant to which the Commitment Parties agreed to provide commitments for (a) a senior unsecured cash bridge facility (which we refer to in this joint proxy statement/prospectus as the cash bridge facility) in an aggregate principal amount of up to $1.15 billion and (b) a senior unsecured bridge facility (which we refer to in this joint proxy statement/prospectus as the bridge facility) in an aggregate principal amount of up to $2.7 billion to be provided if, prior to the date of the completion of the merger, (i) credit documentation with respect to a senior unsecured term loan (which we refer to in this joint proxy statement/prospectus as the term loan) in an aggregate principal amount of $1.0 billion is not effective and (ii) up to $1.7 billion in gross proceeds from the issuance and sale of senior unsecured notes (which we refer to in this joint proxy statement/prospectus as the senior notes) are not received by Albemarle.

In addition, pursuant to the commitment letter, Bank of America agreed to provide a new revolving credit facility in an aggregate principal amount not to exceed $750 million aggregate principal amount (which we refer to in this joint proxy statement/prospectus as the backstop revolving facility) to the extent Albemarle could not obtain the required consents to certain amendments to its existing revolving credit facility.

The commitment letter sets out the principal terms of the cash bridge facility, the bridge facility, the term loan and the backstop revolving facility. The funding of each of the facilities is subject to customary conditions precedent for acquisition financings, including entry into definitive credit documentation and the completion of the merger.

On August 15, 2014, Albemarle entered into a term loan credit agreement with respect to the term loan, as well as the amendment to its existing revolving credit facility. See “—Term Loan” and “—Amendment to Existing Revolving Credit Facility” below.

Cash Bridge Facility

On or prior to the date of the completion of the merger, Albemarle expects to enter into a new senior unsecured credit facility agreement documenting the cash bridge facility pursuant to which the lenders thereunder will provide up to $1.15 billion in loans. The cash bridge facility will be guaranteed by each of Albemarle’s subsidiaries that guarantee Albemarle’s existing revolving credit facility, as amended by the existing facility amendment (as defined below).

Amounts borrowed under the cash bridge facility are intended to be used as short-term borrowings to fund a portion of the cash consideration payable in connection with the merger and pay related fees and expenses. Proceeds of any dividends or distributions received by Albemarle from Rockwood will be required to be used to mandatorily prepay the cash bridge facility. The cash bridge facility will mature on the date that is 60 days following the completion of the merger.

The interest rate payable on amounts outstanding under the cash bridge facility will be equal to either (i) LIBOR or (ii) an alternate base rate (to be defined as the highest of (a) Bank of America’s prime rate, (b) the Federal Funds rate plus 0.50% and (c) a daily rate equal to one month LIBOR plus 1.00%), plus, in each case, an applicable margin based on Albemarle’s credit rating.

The cash bridge facility documentation will contain customary events of default, representations and warranties and covenants, including a financial maintenance covenant requiring Albemarle to maintain a maximum leverage ratio of 4.50 times consolidated EBITDA (calculated to include cost synergies related to the merger reasonably expected to be realized within 12 months of the completion of the merger up to 5% of consolidated EBITDA).

Bridge Facility

To the extent that, prior to the date of the completion of the merger, (i) definitive documentation for the term loan does not become effective or (ii) Albemarle has not received gross proceeds of up to $1.7 billion from the sale of the senior notes, Albemarle expects to enter into a new senior unsecured credit facility agreement for the bridge facility pursuant to which the lenders thereunder will provide up to $2.7 billion in loans. The bridge facility will be guaranteed by each of Albemarle’s subsidiaries that guarantee Albemarle’s existing revolving credit facility, as amended by the existing facility amendment. Definitive documentation for the term loan and the amendments to the existing revolving credit facility became effective on August 15, 2014. See “—Term Loan” below.

Amounts borrowed under the bridge facility are intended to be used to fund a portion of the cash consideration payable in connection with the merger and pay related fees and expenses. Proceeds of any equity issuances and debt incurred by Albemarle (in each case subject to certain customary exceptions, including the issuance of commercial paper and debt issued to refinance Albemarle’s existing 5.10% senior notes due 2015) will be used to mandatorily prepay the bridge facility. The bridge facility will mature on the date that is 364 days following the completion of the merger.

The interest rate payable on amounts outstanding under the bridge facility will be equal to either (i) LIBOR or (ii) an alternate base rate (to be defined as the highest of (a) Bank of America’s prime rate, (b) the Federal Funds rate plus 0.50% and (c) a daily rate equal to one month LIBOR plus 1.00%), plus, in each case, an applicable margin based on Albemarle’s credit rating, which increases every 90 days following the completion of the merger. In addition, an increasing duration fee will be payable on the 90th, 180th and 270th days following the completion of the merger on the outstanding principal amount, if any, under the bridge facility.

The bridge facility documentation will contain customary events of default, representations and warranties and covenants, including a financial maintenance covenant requiring Albemarle to maintain a maximum leverage ratio of 4.50 times consolidated EBITDA (calculated to include cost synergies related to the merger reasonably expected to be realized within 12 months of the completion of the merger up to 5% of consolidated EBITDA).

Term Loan

On August 15, 2014, Albemarle entered into a term loan credit agreement providing for a tranche of senior unsecured term loans in an aggregate amount of $1.0 billion.

Loans available under the term loan credit agreement bear interest at variable rates based on an average LIBOR for deposits in dollars plus an applicable margin which ranges from 1.125% to 2.500%, depending on Albemarle’s credit rating. The term loan credit agreement provides that upon the earlier of (i) 70 days following the guarantee by Albemarle or any of its subsidiaries (other than Rockwood or any of its existing subsidiaries) of the Rockwood notes or (ii) the guarantee by Albemarle or any of its subsidiaries of any of the senior unsecured notes issued and sold by Albemarle (or any of its subsidiaries) in connection with the merger, each such subsidiary that is an obligor of such notes will guarantee the term loan.

Amounts borrowed under the term loan are intended to be used as short-term borrowings to fund a portion of the cash consideration payable in connection with the merger and pay related fees and expenses. It is expected that proceeds of the Pigments Sale will be required to be used to mandatorily prepay the term loan. The term loan will mature on the date that is 364 days following the date of funding, which will occur on the completion of the merger.

Amendment to Existing Revolving Credit Facility

On August 15, 2014, Albemarle entered into an amendment to its existing five-year revolving, unsecured credit facility (which we refer to in this joint proxy statement/prospectus as the existing facility amendment). Certain provisions of the existing revolving credit facility were amended by the existing facility amendment, including:

•	increasing the maximum leverage ratio that Albemarle is permitted to maintain to 4.50 times consolidated EBITDA (calculated to include cost synergies related to the merger reasonably expected to be realized within 12 months of the completion of the merger up to 5% of consolidated EBITDA) for the first four quarters following the completion of the merger, stepping down by 0.25 on a quarterly basis thereafter until reaching 3.50 times consolidated EBITDA;

•	providing that up to $100 million may be borrowed by Albemarle on the date of the completion of the merger, subject only to a limited set of borrowing conditions, consistent with the conditions to borrowing on such date under the bridge facility;

•	modifying the indebtedness covenant to permit, to the extent Albemarle or any of its subsidiaries (other than Rockwood or any of its existing subsidiaries) guarantees the Rockwood notes, the incurrence of indebtedness represented by the Rockwood notes so long as the obligors under the Rockwood notes are also obligors under the existing revolving credit facility; and

•	providing that upon the earlier of (i) 70 days following the guarantee by Albemarle or any of its subsidiaries (other than Rockwood or any of its existing subsidiaries) of the Rockwood notes or (ii) the guarantee by Albemarle or any of its subsidiaries of any of the senior unsecured notes issued and sold by Albemarle (or any of its subsidiaries) in connection with the merger, each such subsidiary that is an obligor of such notes will guarantee the existing revolving credit facility.

Consent Solicitation Related to Existing Rockwood Notes

Prior to the completion of the merger, if requested by Albemarle, Rockwood may solicit the consents of holders of the Rockwood notes, which are expected to remain outstanding following the merger, to effect certain amendments to the indenture governing the Rockwood notes, including (a) to amend Section 4.7 (Reports) of the indenture to provide that so long as Albemarle issues a guarantee of the Rockwood notes and complies with the requirements of Rule 3-10 of Regulation S-X promulgated by the SEC, the reports, information and other documents required to be filed and furnished to holders of the Rockwood notes pursuant to such Section 4.7 may, at the option of the issuer of the Rockwood notes, be filed by and be those of Albemarle, (b) if necessary, to seek a waiver from any requirement under the indenture that Rockwood conduct an offer to repurchase the Rockwood notes in connection with the completion of the merger, and/or (c) such other amendments, consents or waivers as Albemarle may request that are reasonably acceptable to Rockwood.

Receipt of consents to any amendments to the Rockwood notes is not a condition to the completion of the merger.

CERTAIN LITIGATION

On July 22, 2014 a purported class action was filed in the Superior Court of New Jersey Chancery Division, in Mercer County relating to the merger. On August 1, 2014 and August 12, 2014 three additional purported class actions were filed in the Court of Chancery of the State of Delaware relating to the merger. The lawsuits, Thwaites v. Rockwood Holdings Inc., Rudman Partners, L.P. v. Rockwood Holdings, Inc., Riley v. Rockwood Holdings, Inc., and North Miami Beach Police Officers & Firefighters’ Retirement Plan v. Rockwood Holdings, Inc., respectively, name Rockwood, its directors and Albemarle as defendants. The cases filed in Delaware also name Merger Sub as a defendant. The lawsuits, which contain substantially similar allegations, include allegations that the Rockwood board of directors breached their fiduciary duties in connection with the merger by failing to ensure that Rockwood shareholders will receive the maximum value for their shares, failing to conduct an appropriate sale process and putting their own interests ahead of Rockwood shareholders. Rockwood and Albemarle are alleged to have aided and abetted the alleged fiduciary breaches. The lawsuits seek a variety of equitable and injunctive relief, including enjoining the Rockwood board of directors from proceeding with the proposed merger unless and until they have acted in accordance with their fiduciary duties to maximize shareholder value and rescission of the merger to the extent implemented, and, in the Delaware cases, any damages arising from the defendants’ alleged breaches, and attorneys’ fees and costs. The defendants intend to vigorously defend the lawsuits. On August 12, 2014, the plaintiff in the Thwaites action filed a Notice of Voluntary Dismissal Without Prejudice dismissing the action as to all defendants without prejudice. On August 27, 2014, the Delaware Court of Chancery ordered the three Delaware cases consolidated and appointed co-lead counsel. The court also ordered that no response to the complaints shall be due until after plaintiffs file a consolidated complaint. No time has yet been set for the filing of the consolidated complaint.

THE MERGER AGREEMENT

This is a summary of material provisions of the merger agreement. The following summary of the merger agreement does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. The summary of the material terms of the merger agreement below and elsewhere in this joint proxy statement/prospectus is subject to, and qualified in its entirety by reference to the full text of, the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus and is incorporated herein by reference. You should read the entire merger agreement carefully and in its entirety because it, and not the description below or elsewhere in this joint proxy statement/prospectus, is the legal document that governs the merger.

The merger agreement and the discussion under this heading “The Merger Agreement” have been included to provide you with information regarding its terms. They are not intended to provide any other financial or other information about Albemarle, Rockwood, or their respective subsidiaries and affiliates. Information about Albemarle and Rockwood can be found elsewhere in this joint proxy statement/prospectus and in the other filings Albemarle and Rockwood make with the SEC. See “Where You Can Find More Information” on page 167.

The Merger

The merger agreement provides for the merger of Merger Sub with and into Rockwood, upon the terms, and subject to the conditions, of the merger agreement. As the surviving entity, Rockwood will survive the merger and continue to exist as a wholly-owned subsidiary of Albemarle. The merger will be effective at the time (which we refer to in this joint proxy statement/prospectus as the effective time of the merger) the certificate of merger is filed with the Secretary of State of the State of Delaware (or at a later time, if agreed upon by the parties and specified in the certificate of merger filed with the Secretary of State of the State of Delaware).

Closing of the Merger

Unless another time is agreed to by Albemarle, Rockwood and Merger Sub, the closing of the transactions contemplated by the merger agreement (which we refer to in this joint proxy statement/prospectus as the closing) will occur on the second business day after satisfaction or, to the extent permitted by applicable law, waiver of the conditions set forth in the merger agreement (except for any conditions that by their nature can only be satisfied on the closing date, but subject to the satisfaction or valid waiver of such conditions) (which we refer to in this joint proxy statement/prospectus as the closing date).

Merger Consideration Received by Rockwood Shareholders; No Fractional Shares

At the effective time of the merger, as a result of the merger, each share of Rockwood common stock (other than Rockwood excluded shares) issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive:

•	$50.65 in cash, without interest; and

•	0.4803 of a share of Albemarle common stock.

In lieu of the issuance of any fractional share of Albemarle common stock to which a Rockwood shareholder would otherwise be entitled, the shareholder will be entitled to receive an amount in cash, without interest, equal to (a) the net proceeds from the sale of shares of Albemarle common stock representing all such fractional shares multiplied by (b) a fraction, the numerator of which is the amount of fractional interests to which such holder of shares of Rockwood common stock would otherwise be entitled and the denominator of which is the aggregate number of all such fractional shares.

Treatment of Rockwood Stock Options and Other Equity-Based Awards

Treatment of Rockwood Stock Options

Each outstanding and unexercised Rockwood stock option will be converted into an option to acquire a number of shares of Albemarle common stock determined by multiplying the number of shares underlying such Rockwood stock option by the sum of (x) the exchange ratio (0.4803) plus (y) the quotient obtained by dividing the cash portion of the merger consideration ($50.65) by the volume weighted average price of a share of Albemarle common stock over the five trading days prior to the merger, subject to the same terms and conditions of the Rockwood stock option as in effect prior to the merger. The applicable exercise price will also be appropriately adjusted in a manner designed to maintain the intrinsic value of the Rockwood stock option. All outstanding Rockwood stock options have fully vested and are exercisable under the terms of their respective stock option plans and award agreements.

Treatment of Rockwood Restricted Stock Units

Each outstanding performance-based restricted stock unit in respect of Rockwood common stock will, upon the effective time of the merger, be converted into the right to receive a cash payment calculated based on the achievement of performance conditions as of the effective time of the merger, which payment will vest and become payable on the payment date set out in the applicable award agreement or, if earlier, upon a qualifying termination of employment. Achievement of performance conditions under performance-based restricted stock unit awards will be determined based on the total shareholder return (in the case of performance-based restricted stock units) or stock price multiple (in the case of performance-based market stock units) based on either Rockwood’s total shareholder return compared against a specified peer group or the increase in Rockwood’s stock price, respectively, in each case, as determined at the beginning of the performance period, compared to the “CIC Per Share Price.” The “CIC Per Share Price” will equal the sum of (x) the cash portion of the merger consideration ($50.65) plus (y) the product of the exchange ratio (0.4803) and the volume weighted average price of a share of Albemarle common stock over the five trading days prior to the merger. In addition, following the merger and until the payment date, the amount payable to award recipients will accrue interest annually at LIBOR plus 2.0%.

Conversion of Shares; Exchange of Certificates

The conversion of shares of Rockwood common stock (other than Rockwood excluded shares) into the right to receive the merger consideration will occur automatically at the effective time of the merger.

Book-Entry Shares

Holders of book-entry shares will not be required to deliver a certificate representing shares of Rockwood common stock or an executed letter of transmittal to the exchange agent to receive the merger consideration that such holder is entitled to receive in respect of such book-entry shares. Rather, each holder of record of one or more book-entry shares whose shares of Rockwood common stock were converted into the right to receive the merger consideration will automatically upon the effective time of the merger be entitled to receive, and Albemarle will cause the exchange agent to pay and deliver as promptly as practicable after the effective time of the merger, (i) the merger consideration, with the stock portion of such consideration in book-entry form unless a certificate is requested, (ii) any dividends or other distributions payable in respect of such whole number of shares of Albemarle common stock and (iii) any cash payment in lieu of fractional shares of Albemarle common stock payable in accordance with the terms of the merger agreement, and the book-entry shares of such holder of Rockwood common stock will be cancelled thereafter. No interest will be paid or accrue on any cash payable upon conversion of any book-entry shares.

Certificates

As soon as reasonably practicable (but in any event within five business days) after the closing date, the exchange agent will mail a letter of transmittal to each holder of record of a certificate of Rockwood common stock. The letter of transmittal will specify that delivery will be effected, and risk of loss and title to the certificates representing Rockwood common stock will pass, only upon delivery of such certificates to the exchange agent, and will be in a form and have such customary provisions as Rockwood and Albemarle may reasonably agree prior to the effective time of the merger. The letter of transmittal will be accompanied by instructions for use in effecting the surrender of the certificates in exchange for the merger consideration.

Until holders of certificates previously representing shares of Rockwood common stock have surrendered their certificates and letter of transmittal for exchange, and such other documents as may reasonably be required by the exchange agent, those holders will not receive (i) the merger consideration, (ii) any dividends or other distributions payable in respect of such whole number of shares of Albemarle common stock or (iii) any cash payment in lieu of fractional shares of Albemarle common stock. When holders of certificates previously representing shares of Rockwood common stock have surrendered their certificates and letter of transmittal for exchange, and such other documents as may reasonably be required by the exchange agent, they will receive (i) the merger consideration, (ii) any dividends or other distributions payable in respect of such whole number of shares of Albemarle common stock and (iii) any cash payment in lieu of fractional shares of Albemarle common stock, and the certificate surrendered will be cancelled. No interest will be paid or accrue on any cash payable upon surrender of any certificate. Rockwood shareholders should not return stock certificates with the enclosed proxy card.

Albemarle, the surviving entity or the exchange agent are entitled to deduct and withhold from the consideration otherwise payable pursuant to the merger agreement to any former holder of Rockwood common stock, a Rockwood stock option or a Rockwood restricted stock unit, such amounts as are required to be deducted and withheld under the Code, or under any provision of state, local or foreign law. Any amount deducted or withheld and duly paid over to the applicable tax authority will be treated as having been paid to such shareholder in respect of which such deduction or withholding was made.

Appraisal Rights

Under Section 262 of the DGCL, holders of Rockwood common stock who do not vote in favor of the adoption of the merger agreement and who otherwise follow the procedures set forth in Section 262 of the DGCL will be entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, as determined by the court. This value could be more than, less than or the same as the value of the merger consideration. For a more complete description of the available appraisal rights, see “The Merger—Appraisal Rights” beginning on page 101.

Conditions to the Completion of the Merger

Conditions to Each Party’s Obligations to Complete the Merger

Albemarle, Rockwood and Merger Sub are obligated to complete the merger subject to the satisfaction, or to the extent permitted by applicable law, waiver, of several conditions, including the following:

•	the adoption of the merger agreement by the holders of a majority of the outstanding shares of Rockwood common stock at the Rockwood special meeting;

•	the approval of the Albemarle share issuance by a majority of votes cast by the holders of Albemarle common stock at the Albemarle special meeting;

•	the shares of Albemarle common stock to be issued to Rockwood shareholders pursuant to the merger agreement and any such other shares of Albemarle common stock to be reserved for issuance in connection with the merger have been approved for listing on the NYSE, subject to official notice of issuance;

•	the absence of any law, constitution, treaty, convention, ordinance, code, rule, statute, regulation or other similar requirement, or any temporary, preliminary or permanent order, writ, injunction, decree, judgment, award, settlement or stipulation promulgated, enacted, rendered, adopted or issued by any governmental entity of competent jurisdiction that prohibits or makes illegal the completion of the merger;

•	the effectiveness of the registration statement for the shares of Albemarle common stock being issued in the merger, the absence of any stop order suspending such effectiveness and no proceeding seeking a stop order being pending before the SEC; and

•	the expiration or termination of the waiting period (and any extensions thereof) under the Hart-Scott-Rodino Act applicable to the merger in the United States and the grant of the decisions, orders, consents or expiration of any waiting periods required to consummate the merger under the competition laws of certain other jurisdictions agreed by the parties.

Conditions to the Obligation of Albemarle and Merger Sub to Complete the Merger

The obligation of Albemarle and Merger Sub to consummate the merger is further subject to satisfaction or waiver (by Albemarle or Merger Sub) of the following additional conditions:

•	certain representations and warranties of Rockwood set forth in the merger agreement with respect to (i) the capitalization of Rockwood being true and correct in all material respects and (ii) the absence of a Rockwood material adverse effect since December 31, 2013 being true and correct in all respects, in each case as of the closing date as if made as of the closing date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date);

•	all other representations and warranties of Rockwood set forth in the merger agreement being true and correct (without giving effect to any materiality or Rockwood material adverse effect qualifier) as of the date of the merger agreement and as of the closing date as though made on or as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date) except where the failure of such representations to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a Rockwood material adverse effect;

•	Rockwood having performed or complied, in all material respects, with all obligations required to be performed or complied with by it under the merger agreement prior to the completion of the merger; and

•	the receipt of a certificate from a senior executive officer of Rockwood certifying that the above conditions have been satisfied.

Conditions to Rockwood’s Obligation to Complete the Merger

Rockwood’s obligation to consummate the merger is further subject to satisfaction or waiver (by Rockwood) of the following additional conditions:

•	certain representations and warranties of Albemarle and Merger Sub set forth in the merger agreement with respect to (i) the capitalization of Albemarle being true and correct in all material respects, and (ii) the absence of an Albemarle material adverse effect since December 31, 2013 being true and correct in all respects, in each case as of the closing date as if made as of the closing date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date);

•	all other representations and warranties of Albemarle and Merger Sub set forth in the merger agreement being true and correct (without giving effect to any materiality or Albemarle material adverse effect qualifier) as of the date of the merger agreement and as of the closing date as though made on or as of the such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date) except where the failure of such representations to be so true and correct, individually or in the aggregate, would not reasonably be expected to have, individually or in the aggregate, an Albemarle material adverse effect;

•	Albemarle and Merger Sub having performed or complied, in all material respects, with all obligations required to be performed or complied with by each of them under the merger agreement prior to the completion of the merger; and

•	the receipt of a certificate from a senior executive officer of Albemarle certifying that the above conditions have been satisfied.

Important Definitions

The merger agreement provides that a “material adverse effect” means, when used in connection with Albemarle or Rockwood, any event, change, condition, occurrence or effect that has had a material adverse effect on the assets, business, financial condition or results of operations of the relevant party and its subsidiaries, taken as a whole, except that no events, changes, conditions, occurrences or effects arising out of or relating to any of the following, either alone or in combination, will constitute or be taken into account in determining a material adverse effect:

•	any change generally affecting regulatory or political conditions in the United States, European Union or in any other country;

•	any change generally affecting economic conditions in the United States, European Union or in any other country;

•	any change generally affecting the capital or financial markets, including changes in interest or exchange rates, in the United States, European Union or in any other country;

•	any change generally affecting the industries, markets or geographical areas in which the relevant party or any of its subsidiaries operates;

•	any hurricane, flood, earthquake or other natural disaster;

•	any military action, civil disturbance (other than in connection with any labor dispute), acts of war (whether or not declared) or terrorism or any outbreak, escalation or worsening of any of the foregoing;

•	any change or proposed change in GAAP or the interpretation thereof;

•	any change or proposed change in applicable law or the interpretation thereof;

•	any change in the price or availability of any raw material or commodity used or sold by the relevant party or any of its subsidiaries;

•	the negotiation, execution, delivery, pendency or performance of the merger agreement or the consummation of the transactions contemplated by the merger agreement, or any public disclosure relating to any of the foregoing, or the impact of any of the foregoing on relationships, contractual or otherwise, with any person or entities with business relationships with the relevant party or any of its subsidiaries, or any action or inaction by a governmental entity or any proceeding or dispute brought or threatened arising out of or relating to the matters in this bullet point;

•	with respect to a Rockwood material adverse effect, the pendency or performance of the pigments business disposition agreement, including any amendment or waiver thereof, consent thereunder or termination thereof in compliance with the merger agreement, or the consummation of the transactions contemplated thereby, including the taking of any action or failure to take any action contemplated by the pigments business disposition agreement to facilitate the consummation thereof, or any post-closing indemnity or other liability or obligation arising out of or relating to such agreement (it being understood that any event, change, condition, occurrence or effect underlying any such post-closing indemnity may be taken into account in determining a Rockwood material adverse effect), or any public disclosure relating to any of the foregoing, or the impact of any of the foregoing on relationships with any person or entities with business relationships, contractual or otherwise, with Rockwood or any of its subsidiaries, or any action or inaction by a governmental entity or any proceeding or dispute brought or threatened arising out of or relating to the matters in this bullet point (it being understood that any event, change, condition, occurrence or effect underlying any such proceeding that is brought after the consummation of the transactions contemplated by the pigments business disposition agreement may be taken into account in determining a Rockwood material adverse effect);

•	any action taken at the request of the other party or any of its subsidiaries;

•	any decline in the credit rating, market price or trading volume of any securities or indebtedness of the relevant party or any of its subsidiaries or any failure of the relevant party or any of its subsidiaries to achieve any internal or public earnings or other financial projections or forecasts (it being understood that any event, change, condition, occurrence or effect underlying such decline or failure, other than those relating to the other factors listed here, may be taken into account in determining a material adverse effect); or

•	any action taken by the other party or its affiliates, including, with respect to a Rockwood material adverse effect, any disclosure regarding Albemarle’s plans with respect to the conduct of Rockwood’s business following the effective time of the merger;

except, with respect to the second, third and seventh bullet points above, to the extent that the relevant party and its subsidiaries, taken as a whole, are disproportionately adversely affected thereby in any material respect as compared to other participants in the industries in which they operate.

No Solicitation

No Solicitation

Albemarle and Rockwood have agreed to, and have agreed to cause their respective subsidiaries to:

•	immediately cease and cause to be terminated any existing activities, discussions or negotiations with any third parties conducted prior to the date of the merger agreement with respect to an acquisition proposal (as defined below);

•	request the prompt return or destruction of all confidential information previously furnished and immediately terminate all data room access previously granted to any third parties; and

•	promptly inform their and their subsidiaries’ respective representatives of the non-solicitation restrictions contained in the merger agreement.

Albemarle and Rockwood will also not, and will cause their respective subsidiaries not to, terminate, waive, amend or modify any provision of any existing standstill or confidentiality agreement to which any of them are a party, except that Rockwood or Albemarle, as applicable, may grant a waiver and, will not have to enforce, any such provision to the extent required to permit a third party to submit an acquisition proposal and if the board of directors of Rockwood or Albemarle, as applicable, has determined in good faith, after consultation with its outside legal counsel, that the failure to grant such a waiver could reasonably be expected to be inconsistent with its fiduciary duties under applicable law.

Neither Albemarle, Rockwood, any of their respective subsidiaries nor their or their subsidiaries’ respective representatives will, except as described below:

•	solicit or knowingly facilitate or encourage any inquiry or the making or announcement of any proposal or offer that constitutes an acquisition proposal;

•	participate or engage in any discussions or negotiations regarding, furnish to any person or entity any information or data with respect to, or otherwise cooperate with or knowingly take any other action to facilitate, any proposal that constitutes an acquisition proposal; or

•	enter into any letter of intent, agreement in principle or contract relating to or providing for an acquisition proposal (other than a confidentiality agreement entered into in accordance with the terms of the merger agreement).

Each of Albemarle and Rockwood (and their respective subsidiaries and representatives at their request) may, however, prior to the receipt of their respective shareholder approvals, in response to an unsolicited written acquisition proposal that did not result from a material breach of the non-solicitation provisions of the merger agreement, (i) contact any person or entity or its representative who made such acquisition proposal solely for the purpose of clarifying the acquisition proposal or its terms, (ii) furnish information and data to the person or entity making such acquisition proposal and its representatives pursuant to and in accordance with a written confidentiality agreement, containing provisions relating to confidentiality that are no less restrictive in the aggregate than those contained in the confidentiality agreement between Albemarle and Rockwood (it being understood that such confidentiality agreement need not contain “standstill” provisions) or (iii) participate or engage in discussions or negotiations with such person or entity or its representatives regarding such acquisition proposal (and, if applicable in connection therewith, waive or otherwise modify any “standstill” or similar agreement) if, prior to taking any action described in clauses (ii) and (iii), its board of directors has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such acquisition proposal constitutes or could reasonably be expected to result in a superior proposal (as defined below) and, after consultation with its outside legal counsel, that the failure to take such action could reasonably be expected to be inconsistent with its fiduciary duties under applicable law. Rockwood and Albemarle must provide the other with non-public information not previously provided to the other at the time, or substantially concurrently with the time, it provides such information to a third party.

Albemarle and Rockwood have also agreed to notify each other promptly after receipt, and in any case within 48 hours after receipt by an executive officer, of any acquisition proposal, the material terms and conditions of the proposal and the identity of the person or entity making the acquisition proposal. Each party has also agreed to keep the other party reasonably informed on a reasonably current basis of the status of any acquisition proposal and to provide the other party with copies of all drafts and final versions of definitive or other agreements (including schedules and exhibits thereto), between it and the third party making the acquisition proposal, relating to such acquisition proposal.

For purposes of the merger agreement, the term “acquisition proposal” means, with respect to each of Albemarle and Rockwood, any proposal or offer from any person, entity or group relating to any:

•	direct or indirect acquisition or purchase of a business that constitutes 15% or more of the net sales, operating income or total assets of such party and its subsidiaries, taken as a whole (excluding, in each case, net sales, operating income or assets from discontinued operations), or 15% or more of the total voting power of the equity securities of such party;

•	tender offer or exchange offer that if consummated would result in any person, entity or group owning 15% or more of the total voting power of the equity securities of such party;

•	merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving such party (or any of its subsidiary or subsidiaries whose business constitutes 15% or more of the net sales, operating income or total assets of such party and its subsidiaries, taken as a whole (excluding, in each case, net sales, operating income or assets from discontinued operations)); or

•	any combination of the above;

in each case, not including the merger and the other transactions contemplated by the merger agreement.

For purposes of the merger agreement, the term “superior proposal” means, with respect to each of Albemarle and Rockwood, a bona fide written acquisition proposal (as defined above, except references to “15%” will be replaced with “50%”) made by any person, entity or group that, in the applicable party’s board of directors’ good faith judgment (after consultation with its outside legal counsel and financial advisors) would result, if consummated, in a transaction that is more favorable from a financial point of view to its shareholders than the transactions contemplated by the merger agreement, after taking into account the likelihood and timing of consummation and such other matters that the applicable board of directors considers relevant, including legal, financial (including the financing terms of such acquisition proposal), regulatory and other aspects of such acquisition proposal, and the identity of the person, entity or group making the acquisition proposal.

Board Recommendation Change

Each of Albemarle and Rockwood has also agreed that neither its board of directors nor any of its committees will (i) withhold, withdraw or modify, in a manner adverse to the other party, its recommendation to its shareholders to adopt the merger agreement, in the case of Rockwood, or to approve the Albemarle share issuance, in the case of Albemarle, or (ii) authorize, approve or recommend (or publicly propose to authorize, approve or recommend) any acquisition proposal, except that, at any time prior to the applicable shareholder approval, the applicable board of directors may make a change in recommendation:

•	following receipt of an unsolicited bona fide written acquisition proposal that the applicable board of directors has determined in good faith constitutes a superior proposal, if such board of directors determines in good faith, after consultation with its outside legal counsel, that the failure to take such action could reasonably be expected to be inconsistent with its fiduciary duties under applicable law; or

•	other than in response to an acquisition proposal, if such board of directors determines in good faith, after consultation with its outside legal counsel, that the failure to take such action could reasonably be expected to be inconsistent with its fiduciary duties under applicable law.

In addition to the exception above, the Rockwood board of directors may, at any time prior to its shareholder approval, terminate the merger agreement following receipt of an unsolicited bona fide written acquisition proposal that the applicable board of directors has determined in good faith constitutes a superior proposal, if the Rockwood board of directors determines in good faith, after consultation with its outside legal counsel, that a failure to terminate the merger agreement could reasonably be expected to be inconsistent with its fiduciary duties under applicable law. If Rockwood terminates the merger agreement for this reason, Rockwood would have to pay to Albemarle a termination fee of $180 million (as described below under “—Termination of the Merger Agreement” and “—Payment of Certain Fees and Expenses”).

Any change in the recommendation of the board of directors or, in the case of Rockwood, termination of the merger agreement under the circumstances described in the immediately preceding paragraph may only occur after:

•	the applicable party has provided the other with a written notice, advising that it intends to effect a change in the recommendation or, in the case of Rockwood, terminate of the merger agreement, and specifying in reasonable detail the reasons for such change or termination, as applicable; and

•	if requested by the other party, both parties have negotiated in good faith for five business days to amend the terms of the merger agreement, (a) in the case of a proposed recommendation change or, in the case of Rockwood, termination of the merger agreement following receipt of an unsolicited bona fide written acquisition proposal that the applicable board of directors has determined in good faith constitutes a superior proposal, such that the acquisition proposal would no longer constitute a superior proposal and (b) in the case of a proposed recommendation change other in response to an acquisition proposal, in a manner that obviates the need to effect such recommendation change.

A subsequent amendment to the amount or form of consideration payable in connection with the original acquisition proposal will require the applicable party to comply again with these procedures one additional time, provided that neither Rockwood nor Albemarle will be required to negotiate with the other more than twice and the length of the second negotiation period will be three business days instead of five.

Nothing described above will prohibit Albemarle or Rockwood from complying with Rule 14e-2(a) or Rule 14d-9 under the Exchange Act in respect of any acquisition proposal, making a statement contemplated by Item 1012(a) of Regulation M-A (or any similar communication to shareholders) or making a “stop, look and listen” or similar communication to shareholders of the type contemplated by Rule 14d-9(f) under the Exchange Act; this exception does not apply with respect to Albemarle recommending that its shareholders tender any securities in connection with any tender or exchange offer (or otherwise authorizing, approving or recommending any acquisition proposal) or withholding, withdrawing or modifying the recommendation of its board of directors, in which case Albemarle may only do so if it was otherwise permitted to withhold, withdraw or modify its recommendation as described above.

Termination of the Merger Agreement

The merger agreement may be terminated and the merger may be abandoned at any time prior to the closing, whether before or after the adoption of the merger agreement by the shareholders of Rockwood or the approval of the Albemarle share issuance by the shareholders of Albemarle (except as otherwise stated below):

•	by the mutual written consent of Albemarle and Rockwood;

•	by either of Albemarle or Rockwood if any court or governmental entity of competent jurisdiction has issued an order permanently restraining, enjoining or otherwise prohibiting the merger and that order has become final and non-appealable, except that this termination right will not be available to any party who has not used its reasonable best efforts to oppose that order and to have that order vacated or made inapplicable to the merger;

•	by either of Albemarle or Rockwood if the merger is not consummated on or before May 15, 2015 (which we refer to in this joint proxy statement/prospectus as the outside date), except that this termination right will not be available to any party whose failure to perform in all material respects its obligations under the merger agreement is the primary cause of the failure of the merger to have been consummated by the outside date;

•	by either of Albemarle or Rockwood if Albemarle shareholders, at the Albemarle special meeting, do not approve the Albemarle share issuance;

•	by either of Albemarle or Rockwood if Rockwood shareholders, at the Rockwood special meeting, do not adopt the merger agreement;

•	by Rockwood if:

•	the board of directors of Albemarle (i) withholds, withdraws or adversely modifies (or proposes publicly to withhold, withdraw or adversely modify) its recommendation that its shareholders approve the Albemarle share issuance or (ii) authorizes, approves or recommends (or publicly proposes to authorize, approve or recommend) an acquisition proposal;

•	the board of directors of Albemarle fails to publicly reaffirm its recommendation that its shareholders approve the Albemarle share issuance within ten business days after receipt of a written request by Rockwood to provide this reaffirmation following an acquisition proposal that has been publicly announced or that has become publicly known;

•	Albemarle enters into a contract or agreement relating to an acquisition proposal (other than a confidentiality agreement in compliance with the non-solicitation provisions of the merger agreement); or

•	Albemarle or its board of directors publicly announces its intention to do any of the above;

•	by Rockwood if Albemarle or Merger Sub has breached any of their respective representations, warranties, covenants or agreements under the merger agreement, which breach, either individually or in the aggregate, would give rise to the failure of a condition to the completion of the merger, that is incapable of being cured by the outside date, regarding the accuracy of Albemarle’s or Merger Sub’s representations and warranties or their respective compliance with their respective covenants, subject to certain materiality or material adverse effect qualifications as described above under “—Conditions to the Completion of the Merger—Conditions to Rockwood’s Obligation to Complete the Merger;” except that Rockwood does not have this termination right if Rockwood is, as of the time of the purported termination, in material breach of any of its covenants or agreements under the merger agreement;

•	by Rockwood if at any time prior to the adoption of the merger agreement by the shareholders of Rockwood, the board of directors of Rockwood decides to enter into a binding agreement that provides for a superior proposal for Rockwood, but only if Rockwood is not in material breach of the non-solicitation provisions of the merger agreement and pays a $180 million termination fee as more fully described in “—Payment of Certain Fees and Expenses—Payment of Termination Fees;”

•	by Albemarle if:

•	the board of directors of Rockwood (i) withholds, withdraws or adversely modifies (or proposes publicly to withhold, withdraw or adversely modify) its recommendation that its shareholders adopt the merger agreement or (ii) authorizes, approves or recommends (or publicly proposes to authorize, approve or recommend) an acquisition proposal;

•	the board of directors of Rockwood fails to publicly reaffirm its recommendation that its shareholders adopt the merger agreement within ten business days after receipt of a written request by Albemarle to provide this reaffirmation following an acquisition proposal that has been publicly announced or that has become publicly known;

•	Rockwood enters into a contract or agreement relating to an acquisition proposal (other than a confidentiality agreement in compliance with the non-solicitation provisions of the merger agreement); or

•	Rockwood or its board of directors publicly announces its intention to do any of the above; or

•	by Albemarle if Rockwood has breached any of its representations, warranties, covenants or agreements under the merger agreement, which breach, either individually or in the aggregate, would give rise to the failure of a condition to the completion of the merger, that is incapable of being cured by the outside date, regarding the accuracy of Rockwood’s representations and warranties or its compliance with its covenants, subject to certain materiality or material adverse effect qualifications as described above under “—Conditions to the Completion of the Merger—Conditions to the Obligation of Albemarle and Merger Sub to Complete the Merger;” except that Albemarle does not have this termination right if Albemarle or Merger Sub is, as of the time of the purported termination, in material breach of any of its respective covenants or agreements under the merger agreement.

Payment of Certain Fees and Expenses

General

The merger agreement states that each party will pay the fees and expenses that it incurs whether or not the merger is consummated.

Payment of Termination Fees

Rockwood is required to pay Albemarle a termination fee of $180 million (less any expenses of Albemarle paid by Rockwood to Albemarle) if:

•	Albemarle terminates the merger agreement because of a change in recommendation of the Rockwood board of directors that Rockwood shareholders adopt the merger agreement or as a result of the failure of the board of directors of Rockwood to reaffirm its recommendation when required to do so in accordance with the merger agreement, Rockwood’s entry into a contract or agreement relating to an acquisition proposal or any public announcement of Rockwood or its board of directors of its intention to do any of the above (as described above under “—Termination of the Merger Agreement”);

•	(i) either Albemarle or Rockwood terminates the merger agreement on or after the outside date because of the merger not being consummated and the Rockwood special meeting has not occurred, (ii) either Albemarle or Rockwood terminates the merger agreement because the adoption of the merger agreement by Rockwood shareholders at the Rockwood special meeting has not been approved or (iii) Albemarle terminates the merger agreement because Rockwood has breached its representations, warranties, covenants or agreements under the merger agreement resulting in the failure of a condition to the completion of the merger and, in each of the above cases, an acquisition proposal involving Rockwood has become publicly known and not withdrawn, at any time after the date of the merger agreement and prior to, in the case of clause (i), the date of termination, in the case of clause (ii), the time of the taking of the vote of the shareholders of Rockwood at the Rockwood special meeting, or, in the case of clause (iii), the date of the breach giving rise to termination, and within nine months of such termination, either Rockwood enters into a definitive agreement with respect to (and subsequently completes) an acquisition proposal for Rockwood or consummates a transaction contemplated by an acquisition proposal for Rockwood; or

•	Rockwood terminates the merger agreement in order to permit Rockwood to enter into a binding agreement providing for a superior proposal.

Albemarle is required to pay Rockwood a termination fee equal to $300 million (less any expenses of Rockwood paid by Albemarle to Rockwood) if:

•	Rockwood terminates the merger agreement because of a change in recommendation of the board of directors of Albemarle that Albemarle shareholders approve the Albemarle share issuance or as a result of the failure of the board of directors of Albemarle to reaffirm its recommendation when required to do so in accordance with the merger agreement, Albemarle’s entry into a contract or agreement relating to an acquisition proposal or any public announcement by Albemarle or its board of directors of its intention to do any of the above (as described above under “—Termination of the Merger Agreement”); or

•

(i) either Albemarle or Rockwood terminates the merger agreement on or after the outside date because of the merger not being consummated and the Albemarle special meeting has not occurred, (ii) either Albemarle or Rockwood terminates the merger agreement because the approval of the Albemarle share issuance by Albemarle shareholders at the Albemarle special meeting has not been obtained or (iii) Rockwood terminates the merger agreement because Albemarle has breached its representations, warranties, covenants or agreements under the merger agreement resulting in the failure of a condition to the completion of the merger and, in each of the above cases, an acquisition proposal involving Albemarle has become publicly known and not withdrawn, at any time after the date of the merger agreement and prior to, in the case of clause (i), the date of termination, in the case of clause (ii), the time of the taking of the vote of the shareholders of Albemarle at the Albemarle special meeting, or, in the case of clause (iii), the date of the breach giving rise to termination, and within nine months of such termination, either Albemarle enters into a definitive agreement with respect to (and subsequently completes) an acquisition proposal for Albemarle or consummates a transaction contemplated by an acquisition proposal for Albemarle.

For purposes of the termination fees, all references to 15% in the definition of acquisition proposal will be deemed a reference to 50%.

Payment of Certain Expenses

Rockwood must pay Albemarle for up to $25 million of its reasonably documented out-of-pocket fees and expenses incurred in connection with the transactions contemplated by the merger agreement if either Albemarle or Rockwood terminates the merger agreement as a result of the failure of Rockwood shareholders to adopt the merger agreement at the Rockwood special meeting.

Albemarle must pay Rockwood for up to $25 million of its reasonably documented out-of-pocket fees and expenses incurred in connection with the transactions contemplated by the merger agreement if either Albemarle or Rockwood terminates the merger agreement as a result of the failure of Albemarle shareholders to approve the Albemarle share issuance at the Albemarle special meeting.

Conduct of Business Pending the Merger

Albemarle and Rockwood have agreed in the merger agreement that, until the effective time of the merger, except for certain agreed upon exceptions or as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), each party and each of its subsidiaries will:

•	conduct its and their respective businesses in the ordinary course consistent with past practice;

•	use commercially reasonable efforts to preserve its present business organization;

•	maintain in effect all its and their current permits as necessary to operate their businesses; and

•	keep available the services of its and their executive officers and key employees on commercially reasonable terms and maintain its and their relationships with its and their customers, suppliers and others having material business relationships with it or any of them, in each case consistent with past practice.

Conduct of Business by Rockwood

In the merger agreement, Rockwood has also agreed that, until the effective time of the merger, except for certain agreed upon exceptions, as required by applicable law or as consented to in writing by Albemarle (such consent not to be unreasonably withheld, conditioned or delayed), it will not, and will cause its subsidiaries not to (subject to certain exceptions), do or agree, resolve or commit to do, any of the following:

•	amend or modify any of its or its subsidiaries’ organizational documents;

•	issue, sell, grant, dispose of, pledge or otherwise encumber any of its securities or equity interests in respect of, in lieu of, or in substitution for, its securities, other than issuances of its common stock in connection with the exercise of Rockwood stock options or settlement of Rockwood restricted stock units that are outstanding on the date of the merger agreement, or issuance of securities between or among Rockwood and its direct or indirect wholly-owned subsidiaries;

•	redeem, purchase or otherwise acquire any securities or equity interests of Rockwood or any of its subsidiaries (other than pursuant to certain existing stock incentive plans), or split, combine, subdivide, consolidate or reclassify any securities or equity interests of Rockwood or any of its subsidiaries;

•

declare, set aside for payment or pay any dividend or other distribution (whether in cash, stock or property) in respect of any of its securities, other than (i) regular quarterly cash dividends payable by Rockwood in respect of shares of Rockwood common stock not exceeding $0.45 per share and in accordance with historical practice over the past twelve months and (ii) dividends or distributions by a direct or indirect wholly-owned Rockwood subsidiary to Rockwood or to another of its direct or indirect wholly-owned subsidiaries;

•	incur, guarantee or assume, or otherwise become responsible for, any indebtedness for borrowed money other than with respect to (i) indebtedness incurred in the ordinary course of business consistent with past practice not to exceed $5,000,000 in the aggregate, (ii) indebtedness incurred under Rockwood’s credit facilities and other lines of credit in existence as of the date of the merger agreement in the ordinary course of business consistent with past practice not to exceed $10,000,000 in the aggregate, (iii) indebtedness pre-payable without penalty at or after the effective time of the merger in replacement of existing indebtedness (other than the 4.625% senior notes due October 15, 2020) on customary commercial terms, but in all cases consistent in all material respects with the indebtedness being replaced, (iv) guarantees by Rockwood or its wholly-owned subsidiaries of indebtedness of Rockwood or of its other wholly-owned subsidiaries and (v) letters of credit or similar arrangements in the ordinary course of business consistent with past practice;

•	make any loans, advances or capital contributions to, or investments in, any other person or entity, other than among Rockwood and its subsidiaries in the ordinary course of business consistent with past practice;

•	sell, transfer or otherwise dispose of any of its owned real properties, subsidiaries or businesses in an amount for all such transactions in excess of $60,000,000 in the aggregate except (i) in the ordinary course of business consistent with past practice, (ii) pursuant to any contracts in effect on the date of the merger agreement, and (iii) for transactions among Rockwood and its subsidiaries;

•	merge or consolidate with any entity (other than Rockwood or any of its wholly-owned subsidiaries) or acquire, directly or indirectly, assets or securities of any other person or entity (other than Rockwood or any of its subsidiaries) in excess of $25,000,000 in the aggregate;

•	make or authorize any payment of, or commitment for, capital expenditures in excess of certain amounts agreed upon among the parties;

•	materially modify or terminate any specified Rockwood material contract (as agreed upon among the parties), enter into any successor contract to an expiring material contract that changes the terms of the expiring contract in a way that is materially adverse to Rockwood or any of its wholly-owned subsidiaries or enter into any new contract that would have been a material contract if it were entered into prior to the date of the merger agreement;

•	except as required under existing plans and arrangements as of the date of the merger agreement or as required by applicable law, (i) increase benefits payable under any existing severance or termination pay policies, employment agreements or other arrangements with any director, employee or officer, other than with respect to non-officer employees in the ordinary course of business consistent with past practice, (ii) enter into or amend any employment, consulting, indemnification, retention, severance, termination, deferred compensation or other similar agreement with any director, officer or employee, other than with respect to non-officer employees in the ordinary course of business consistent with past practice, (iii) establish, adopt, terminate or amend any employee benefit plan or other compensation or benefit plan, program, policy or other arrangement, or (iv) grant, award or increase any compensation, bonus, equity or equity-based award or other benefits (or accelerate the payment or benefits) payable to any director, officer or employee, other than with respect to non-officer employees in the ordinary course of business consistent with past practice;

•	other than in the ordinary course of business consistent with past practice, enter into, amend in any material respect or terminate any collective bargaining agreement or similar labor contract with a labor union, works council, employee committee or representative or other labor organization with respect to employees of Rockwood or any of its subsidiaries, except that Rockwood must provide Albemarle with at least 10 business days’ written notice prior to entering into, amending in any material respect or terminating any material collective bargaining agreement or similar material labor contract in the ordinary course of business;

•	engage in any action, or fail to take any action, that could cause a partial or complete withdrawal, or could give rise to any liability with respect to partial or complete withdrawal, pursuant to any multiemployer plan within the meaning of Section 3(37) of the Employee Retirement Income Security Act of 1974, as amended;

•	except with respect to the Rockwood pigments business that is being sold pursuant to the pigments business disposition agreement, terminate, discontinue, close or dispose of any plant, facility or other business operation, or effect or permit a plant closing, mass layoff or similar event under the Worker Adjustment and Retraining Notification Act or other applicable law;

•	hire any officers or any employees reporting directly to Rockwood’s chief executive officer except to fill current vacancies or vacancies arising after the date of the merger agreement due to the termination of the employment of any such officers or employees;

•	subject to the actions permitted in the provision of the merger agreement in respect of litigation relating to the merger agreement, (i) settle or compromise any proceeding involving claims for monetary damages to the extent not covered by insurance, other than such settlements and compromises that (A) relate to taxes, (B) are settlements or compromises of routine claims in the ordinary course of business consistent with past practice (both in terms of the nature and amount of such claims) or (C) are settlements or compromises outside of the ordinary course of business consistent with past practice that do not require payments by Rockwood or any of its subsidiaries in excess of $500,000 each or $2,500,000 in the aggregate or (ii) enter into any consent, decree, injunction or similar restraint or form of equitable relief that would materially affect Rockwood or any of its subsidiaries from and after the closing date;

•	except as required by GAAP or by a governmental entity or applicable law, make any change in financial accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of Rockwood;

•	authorize or adopt, or publicly propose, a plan or agreement of complete or partial liquidation or dissolution of Rockwood or any material subsidiary of Rockwood;

•	(i) make or change any material tax election, (ii) change any material tax accounting method or period, (iii) file any material amended tax return or take any position on any material tax return filed on or after the date of the merger agreement that is inconsistent with elections made or positions taken in preparing or filing similar tax returns in prior periods, (iv) surrender any right to claim a material tax refund, (v) take any action that would require the filing of a “gain recognition agreement” (within the meaning of the Treasury Regulations promulgated under Section 367 of the Code) to avoid current recognition of a material amount of income or gain for U.S. federal income tax purposes or (vi) settle or compromise any audit, proceeding or other controversy, or enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. law), relating to a material amount of taxes, unless, in each case, Albemarle has not yet objected to, or otherwise commented in writing on, Rockwood’s written description and detailed explanation of such an action by the 20th day after the day on which Albemarle received such description and explanation;

•	sell, transfer, assign, license, abandon, or otherwise dispose of or pledge any of its material intellectual property, except for non-exclusive licenses granted in the ordinary course of business consistent with past practice;

•	fail to maintain (with insurance companies with the same or better ratings than its existing insurers) insurance in at least such amounts and against at least such risks and losses as are consistent in all material respects with Rockwood and its subsidiaries’ past practice, and taking into account the sale of the pigments business of Rockwood that is being sold pursuant to the pigments business disposition agreement; or

•	agree, resolve or commit to take any of the foregoing actions.

Conduct of Business by Albemarle

In the merger agreement, Albemarle has also agreed that, until the effective time of the merger, except for certain agreed upon exceptions, as required by applicable law or as consented to in writing by Rockwood (such consent not to be unreasonably withheld, conditioned or delayed), it will not, and will cause its subsidiaries not to (subject to certain exceptions), do or agree, resolve or commit to do, any of the following:

•	amend or modify any of its organizational documents;

•	issue, sell or authorize the issuance or sale of any securities of Albemarle, or equity interests in respect of, in lieu of, or in substitution for, such securities, other than (i) the issuance of shares pursuant to the exercise of existing stock options or settlement of equity-based awards under its employee benefit plans, (ii) the grant of equity-based compensation awards to new hires, and to current officers and employees in the ordinary course of business, or (iii) the issuance of securities between or among Albemarle and its direct or indirect wholly-owned subsidiaries;

•	redeem, purchase or otherwise acquire any securities or equity interests of Albemarle (other than pursuant to Albemarle’s employee benefit plans, other compensation or benefit plan, program, policy or other arrangement or stock repurchase plans disclosed in Albemarle’s SEC filings), or split, combine, subdivide, consolidate or reclassify any securities of Albemarle;

•	declare, set aside for payment or pay any dividend, or other distribution (whether in cash, stock or property) in respect of any of its securities, other than (i) regular quarterly cash dividends payable by Albemarle in respect of shares of Albemarle common stock in accordance with Albemarle’s historical practice over the past twelve months (A) not exceeding $0.275 per share per calendar quarter prior to December 31, 2014 and (B) not exceeding $0.30 per share per calendar quarter on or subsequent to January 1, 2015 and (ii) dividends or distributions by a direct or indirect wholly-owned Albemarle subsidiary to Albemarle or to another of its direct or indirect wholly-owned subsidiaries;

•	incur, guarantee or assume, or otherwise become responsible for, any indebtedness for borrowed money other than with respect to (i) indebtedness incurred in the ordinary course of business consistent with past practices not to exceed $5,000,000 in the aggregate, (ii) indebtedness incurred under Albemarle’s credit facilities and other lines of credit in existence as of the date of the merger agreement in the ordinary course of business consistent with past practice not to exceed $50,000,000 in the aggregate, (iii) indebtedness incurred under Albemarle’s existing commercial paper program, (iv) indebtedness pre-payable without penalty at or after the effective time of the merger in replacement of existing indebtedness on customary commercial terms, but in all cases consistent in all material respects with the indebtedness being replaced, (v) guarantees by Albemarle or any of its wholly-owned subsidiaries of indebtedness of Albemarle or any of its other wholly-owned subsidiaries, (vi) letters of credit or similar arrangements in the ordinary course of business consistent with past practice, (vii) indebtedness used to refinance Albemarle’s outstanding 5-10% senior notes due 2015 and (viii) indebtedness incurred pursuant to the financing of the merger as set forth in the terms of the commitment letter, described in “—Financing,” or an alternative financing;

•	merge or consolidate with any entity (other than Albemarle or any of its wholly-owned subsidiaries) or acquire, directly or indirectly, assets or securities of any other person or entity (other than Albemarle or any of its subsidiaries) in excess of $60,000,000 in the aggregate;

•	except as required by GAAP or by a governmental entity or applicable law, make any change in financial accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of Albemarle;

•	authorize or adopt, or publicly propose, a plan or agreement of complete or partial liquidation or dissolution of Albemarle or any of its material subsidiaries; or

•	agree, resolve or commit to take any of the foregoing actions.

Representations and Warranties

The merger agreement contains customary representations and warranties subject to certain qualifications and exceptions, made by Albemarle, Merger Sub and Rockwood relating to, among other things:

•	corporate organization and existence;

•	corporate capital structure;

•	corporate power and authority to execute and deliver the merger agreement, to perform its obligations under the merger agreement and, subject to obtaining the requisite shareholder approvals to adopt the merger agreement, in the case of Rockwood, and to approve the Albemarle share issuance, in the case of Albemarle, to consummate the merger and the other transactions contemplated in the merger agreement;

•	authorization, execution, delivery, performance and enforceability of the merger agreement;

•	board approval of the merger agreement and board recommendations to respective shareholders with respect to the adoption of the merger agreement, in the case of Rockwood, and the approval of the Albemarle share issuance, in the case of Albemarle;

•	applicability of state takeover statutes;

•	required consents or approvals of or from or filings with governmental entities relating to the consummation of transactions contemplated by the merger agreement;

•	absence of conflicts with, violations of, or defaults under each party’s organizational documents, contracts or applicable laws or orders;

•	documents filed with the SEC or other governmental entities as well as the accuracy of information contained in those documents;

•	absence of undisclosed liabilities;

•	absence of changes or events that would reasonably be expected to have a material adverse effect on Rockwood or Albemarle since December 31, 2013;

•	accuracy of information supplied or to be supplied for inclusion in this joint proxy statement/prospectus;

•	absence of certain litigation;

•	compliance with applicable laws, including the Foreign Corrupt Practices Act of 1977 and other anticorruption and economic sanctions laws;

•	possession of and compliance with applicable permits;

•	compliance with the Employee Retirement Income Security Act of 1974, as amended, and other employee benefit matters;

•	employee and labor relations;

•	environmental matters;

•	condition of, and title to, owned and leased real property;

•	tax matters;

•	material contracts;

•	intellectual property matters;

•	insurance matters;

•	broker’s fees; and

•	receipt of a fairness opinions from Lazard and Citi, in the case of Rockwood, and BofA Merrill Lynch, in the case of Albemarle.

In addition, Albemarle also makes representations and warranties relating to financing of the merger, including the due execution and delivery, validity and enforceability of the Commitment Letter between Albemarle, Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, described in “—Financing.” The receipt of financing by Albemarle, however, is not a condition to the completion of the merger.

The representations and warranties in the merger agreement were made as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract among Albemarle, Rockwood and Merger Sub and may be subject to important qualifications and limitations agreed by the parties in connection with negotiating the terms of the merger agreement. Additionally, subject to certain exceptions, the representations and warranties contained in the merger agreement are qualified by the information disclosed by Albemarle or Rockwood, as applicable, in their public filings with the SEC prior to the date of the merger agreement, excluding any risk factor disclosure, disclosure of risks in any “forward-looking statements” disclaimer and any other statements that are similarly predictive or forward-looking in nature. Moreover, certain representations and warranties may not be accurate or complete as of any specified date because they are subject to a contractual standard of materiality different from those generally applicable to shareholders and in some cases may be qualified by disclosures made by one party to the other in the disclosure letter delivered by each party to the other, which are not necessarily reflected in the merger agreement or were used for the purpose of allocating risk between Albemarle and Rockwood rather than establishing matters as facts. Certain of the representations and warranties in the merger agreement are subject to materiality and “material adverse effect” qualifications. This means that those representations and warranties would not be deemed untrue, inaccurate or incorrect as a consequence of matters that are not material or as a result of matters that would not, individually or in the aggregate, reasonably be expected to have a “material adverse effect” on the party making the representations (defined in “Conditions to the Completion of the Merger—Important Definitions”). In addition, certain of the representations and warranties in the merger agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue, inaccurate or incorrect as a result of matters of which certain identified representatives or employees of the party making the representation did not have actual knowledge, after reasonable inquiry. Finally, information concerning the subject matter of the representations and warranties in the merger agreement may have changed since the date of the merger agreement, which may or may not be fully reflected in Albemarle’s and Rockwood’s public disclosures.

Albemarle and Rockwood will provide additional disclosure in their public reports to the extent that they are aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information contained in the merger agreement and will update such disclosure as required by federal securities laws.

Additional Terms

Reasonable Best Efforts

Upon the terms and subject to the conditions of the merger agreement, Albemarle and Rockwood have agreed to use their reasonable best efforts (i) to comply promptly with all legal requirements which may be imposed on each party or its subsidiaries with respect to the merger and, subject to the conditions described in “—Conditions to the Completion of the Merger,” to consummate the merger and the other transactions contemplated by the merger agreement as promptly as practicable and (ii) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order, decision or approval of, or any exemption by, any governmental entity and any other third person or entity which is required to be obtained by any party or its subsidiaries in connection with the merger and the transactions contemplated by the merger agreement, and to comply with the terms and conditions of any such consent, authorization, order or approval.

Albemarle and Rockwood further agreed to use reasonable best efforts to take, or cause to be taken, all actions necessary, proper or advisable to consummate and make effective, as soon as practicable after the date of the merger agreement, the transactions contemplated by the merger agreement, including using reasonable best efforts to lift or rescind any decision, injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated by the merger agreement and using reasonable best efforts to defend any litigation seeking to enjoin, prevent or delay the consummation of the transactions contemplated by the merger agreement or seeking material damages. Under the terms of the merger agreement, the parties have agreed to use reasonable best efforts to obtain the consent or approval of relevant governmental entities, so long as such actions would not reasonably be expected have a material adverse effect on the business of Albemarle or Rockwood as the surviving corporation of the merger.

Neither Albemarle nor Rockwood will be required to propose, commit to or effect any action that is not conditioned on the completion of the merger or that would reasonably be expected (after giving effect to any reasonably expected proceeds of any divestiture, sale of assets or other actions required to obtain applicable regulatory approvals) to have a material adverse effect on the business of Albemarle or Rockwood as the surviving corporation.

Albemarle will use its reasonable best efforts to cause the shares of Albemarle common stock to be issued in connection with the merger to be listed on the NYSE, subject to official notice of issuance, prior to the closing date.

Shareholder Meetings

The merger agreement provides that Albemarle and Rockwood will use their reasonable best efforts to hold the Albemarle shareholder meeting and the Rockwood shareholder meeting on the same date. Each of Albemarle and Rockwood will convene its respective shareholder meeting as soon as practicable following the effectiveness of the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part. However, either Rockwood or Albemarle may postpone its respective shareholder meeting for no more than 30 days from the date for which such meeting was originally scheduled (excluding any adjournments or postponements that the applicable party reasonably determines are required by applicable law) if on the date of such meeting it has not received proxies representing a sufficient number of shares of its common stock to adopt the merger agreement, in the case of Rockwood, or to approve the Albemarle share issuance, in the case of Albemarle.

Employee Benefits and Related Matters

Following the effective time of the merger, Albemarle will cause the surviving corporation to honor all obligations under certain of Rockwood’s compensation, retention and severance arrangements and agreements and collective bargaining agreements in accordance with their terms as in effect immediately before the effective time of the merger. Commencing at the effective time of the merger and until the earlier of (x) the first anniversary of the effective date of the merger and (y) December 31, 2015, the surviving corporation will provide each Rockwood employee (other than employees subject to a collective bargaining agreement) with substantially comparable aggregate cash compensation opportunities (base salary and bonus) as provided by Rockwood on the date of the merger agreement, and certain employee benefits (not including equity-based awards or benefits under defined benefit pension plans), that are either substantially comparable in the aggregate to those provided by Rockwood on the date of the merger agreement or substantially similar to those provided to similarly-situated employees of Albemarle.

Albemarle will give full credit, for purposes of eligibility and vesting under applicable employee benefit and compensation plans or arrangements maintained by Albemarle, for service by Rockwood employees to the same extent that such service was credited for comparable employee benefits plans by Rockwood (other than for purposes of benefits under a defined benefit pension plan) immediately prior to the effective time of the merger, unless it would result in a duplication of benefits.

With respect to Rockwood’s 2014 annual bonus plan for the performance period beginning January 1, 2014 and ending December 31, 2014, if the merger is completed prior to December 31, 2014, bonus amounts will be calculated based on target level of performance in respect of fiscal year 2014, and the surviving corporation will pay bonuses thereunder in the ordinary course before March 15, 2015. If the merger is completed after December 31, 2014, bonus amounts will be calculated based on actual results and performance achieved in respect of fiscal year 2014, and the surviving corporation or Rockwood (as applicable) will pay bonuses thereunder in the ordinary course before March 15, 2015.

If the merger is completed during fiscal year 2015, with respect to Rockwood’s 2015 annual bonus plan for the performance period beginning January 1, 2015 and ending December 31, 2015, Rockwood will set the fiscal year 2015 targets and budget in consultation with Albemarle, and the surviving corporation will pay bonuses thereunder in the ordinary course in 2016, subject to continued employment on the payment date. The aggregate target bonus amounts in respect of the 2015 annual bonus plan may not exceed 110% of the aggregate 2014 target bonus amounts.

Rockwood may grant retention bonuses and/or increased severance to its employees in connection with the completion of the transactions contemplated by the merger agreement in an amount not to exceed $20 million, including the amounts payable to the named executive officers described in “The Merger—Interests of Rockwood Directors and Executive Officers in the Merger—Retention Bonuses.”

Indemnification and Insurance

After the effective time of the merger, the entity surviving the merger will, and Albemarle will cause the surviving corporation to, (i) indemnify, defend and hold harmless, to the fullest extent permitted under applicable law, each past and present director, officer and employee of Rockwood or of any of its subsidiaries and all fiduciaries under the Rockwood employee benefit plans (which we refer to in this joint proxy statement/prospectus collectively as the indemnified persons) against all costs, expenses (including attorneys’ fees and expenses and disbursements), judgments, fines, losses, claims, damages or liabilities incurred in connection with any proceeding, arising out of or pertaining to the fact that such indemnified person is or was serving in such capacity, whether asserted or claimed before, at or after the effective time of the merger (including with respect to the consummation of the transactions contemplated by the merger agreement) and provide advancement of expenses to the indemnified persons and (ii) not settle, compromise or consent to the entry of any judgment in any proceeding (in which indemnification could be sought by an indemnified person under the merger agreement), unless such settlement, compromise or consent includes an unconditional release of such indemnified person from all liability arising out of such proceeding or such indemnified person otherwise consents in writing.

For a period of six years after the effective time of the merger, the surviving corporation will, and Albemarle will cause the surviving corporation to honor and maintain all rights to indemnification, advancement of expenses and exculpation of each indemnified person as provided in Rockwood’s certificate of incorporation and/or bylaws in effect on the date of the merger agreement and all rights to indemnification and advancement of expenses of each indemnified person as provided in any indemnification or other agreement to which Rockwood or any of its subsidiaries is a party.

The merger agreement also provides that, for a period of six years after the effective time of the merger, the surviving corporation will, and Albemarle will cause the surviving corporation to maintain in effect the coverage provided by the current directors’ and officers’ liability insurance and fiduciary liability insurance policies maintained by Rockwood and its subsidiaries for claims arising from acts and omissions that occurred on or before the effective time of the merger. The coverage must be from a carrier with the same or better credit ratings than the existing carrier with terms, conditions, retentions and levels of coverage being no less favorable than those of the existing insurance coverage currently maintained by Rockwood, except that Albemarle will not be required to pay an annual premium for such insurance in excess of 300% of the current annual premium applicable to the policies in effect as of the effective time of the merger (but is obligated to provide the best overall coverage as may be obtained for 300% of such current annual premium). In lieu of the foregoing, Rockwood or Albemarle may purchase a six-year “tail” directors’ and officers’ liability insurance and fiduciary liability insurance policy from a carrier with the same or better credit ratings than the existing carrier and with terms, conditions, retentions and levels of coverage being no less favorable than those of the existing insurance coverage currently maintained by Rockwood.

The indemnification and insurance rights provided to the indemnified persons under the merger agreement are in addition to any other rights such indemnified person may have under law, any contract to which such indemnified person is party or otherwise.

Financing

Albemarle and Merger Sub must use reasonable best efforts to obtain the proceeds of the financing on the terms and conditions described in the commitment letter, including using reasonable best efforts to (i) maintain in full force and effect the commitment letter, (ii) negotiate and enter into definitive documents for the financing on terms and conditions not materially less favorable to Albemarle and Merger Sub than those contemplated by the commitment letter, (iii) satisfy on a timely basis (or obtain waiver of) all conditions and covenants in the commitment letter and the definitive financing agreements within their control, (iv) consummate the financing at or prior to the closing and (v) enforce their rights under the commitment letter.

Albemarle and Merger Sub must keep Rockwood reasonably informed of their efforts to arrange the financing, including promptly notifying Rockwood of material breaches or defaults by any party to the commitment letter or any definitive financing document or receipt by Albemarle or Merger Sub of any notice of any material dispute regarding the financing.

Without the prior written consent of Rockwood, Albemarle and Merger Sub may not agree, permit, or consent to any amendment, supplement or modification to, the commitment letter or the definitive financing documents that would (i) reduce the aggregate cash proceeds of the financing, (ii) change or impose new or additional conditions to the receipt of the financing or (iii) otherwise reasonably be expected to prevent or materially delay the closing date or make the timely funding of the financing or the satisfaction of the conditions to obtaining the financing less likely.

Albemarle and Merger Sub may not permit or consent to any waiver of any remedy under the commitment letter or to any early termination of the commitment letter.

If, notwithstanding the reasonable best efforts of Albemarle and Merger Sub to comply with the merger agreement, any of the financing or the commitment letter (or any definitive financing agreement related thereto) expire or are terminated or otherwise become unavailable prior to the closing, Albemarle and Merger Sub must (i) promptly notify Rockwood and (ii) use reasonable best efforts to arrange for alternative financing (in an amount sufficient to pay, when added to the other resources of Albemarle and other financing arrangements, the amount required to pay the aggregate cash portion of the merger consideration) from other sources on terms and conditions not materially less favorable, taken as a whole, to Albemarle and Merger Sub than those in the commitment letter.

The obtaining of the Financing is not a condition to the closing. If the financing has not been obtained, Albemarle and Merger Sub will continue to be obligated, prior to any termination of the merger agreement, subject to the fulfillment or waiver of the conditions to the merger, to complete the merger and consummate the other transactions contemplated hereby.

Prior to the completion of the merger, Rockwood will, and will use reasonable best effort to cause its subsidiaries and their respective representatives to, provide Albemarle with all cooperation reasonably requested in connection with the arrangement, marketing and consummation of the financing that does not unreasonably interfere with ongoing operations of Rockwood, including using reasonable best efforts to:

•	deliver financial and other pertinent information regarding Rockwood and its subsidiaries as may be reasonably requested by Albemarle and that is customarily required for financings of the type contemplated by the commitment letter, including certain (A) financial statements and (B) information to enable Albemarle to prepare pro forma financial statements, in each case, consistent with Rockwood’s past practices for preparing such information;

•	to the extent customarily required, make appropriate officers available to participate in a reasonable number of meetings, presentations, road shows, due diligence sessions and sessions with rating agencies;

•	provide reasonable assistance to Albemarle in the preparation of customary offering documents, including confidential information memoranda, prospectuses, private placement memoranda, offering memoranda and bank confidential information memoranda and road show materials, rating agency materials and other similar documents necessary in connection with the financing and provide reasonable and customary representations and authorization letters related thereto;

•	furnish to the financing sources party to the commitment letter, upon reasonable request in writing, all information regarding Rockwood and its subsidiaries that is required in connection with the financing by U.S. regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act;

•	assist Albemarle in obtaining corporate, corporate family, credit facility and securities ratings from rating agencies;

•	assist Albemarle in obtaining (A) customary consents (including consents with respect to inclusion of Rockwood’s financial statements and any audit opinions in respect thereof in any prospectus or offering memorandum or similar documents for any portion of the financing) and (B) customary comfort letters of Rockwood’s independent accountants (including “negative assurances” comfort);

•	cooperate with Albemarle’s and Merger Sub’s legal counsel in connection with any legal opinions that such legal counsel may be required to obtain in connection with the financing; and

•	execute customary certificates as may be reasonably requested by Albemarle as necessary in connection with the financing (except, that (A) any such certificates will not be executed except in connection with the closing of any financing and (B) no personal liability will be imposed on the officers or employees involved).

Notwithstanding the foregoing, neither Rockwood nor any of its subsidiaries or any of their respective representatives will be required to (1) take any action that would reasonably be expected to conflict with or violate Rockwood’s or any of its subsidiaries’ constituent documents or any law or result in the breach of any material contract or (2) pay any commitment or similar fee, reimburse any expenses, provide any indemnities or incur or assume any liability or obligation.

Albemarle must reimburse Rockwood for all out-of-pocket costs (including reasonable attorneys’ fees) incurred by Rockwood or its subsidiaries in performing their obligations under the financing covenants of the merger agreement, and indemnify Rockwood for any and all liabilities incurred by Rockwood or any of its subsidiaries arising therefrom.

In addition, in connection with the Rockwood notes, Rockwood has agreed to:

•	after the effectiveness of the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, and so long as Rockwood has received completed consent solicitation documents reasonably acceptable to it and Albemarle and Merger Sub have performed or complied in all material respects with their agreements to be performed as of such date, use its reasonable best efforts to commence, on a date designated by Albemarle on at least five business days’ notice to Rockwood, a consent solicitation with respect to the Rockwood notes on customary terms and conditions reasonably acceptable to Albemarle and Rockwood;

•	use its reasonable best efforts to obtain the requisite consents from holders of Rockwood notes to effect such consents, amendments or waivers requested by the consent solicitation;

•	retain a financial institution reasonably requested by Albemarle and reasonably acceptable to Rockwood to act as sole solicitation agent in connection with the consent solicitation, execute a customary solicitation agent agreement, in form and substance reasonably acceptable to Albemarle and Rockwood, with such financial institution and use its reasonable best efforts to provide the solicitation agent with (or assist the solicitation agent in obtaining) a list of holders of Rockwood notes, customary legal opinions as may be reasonably requested by the solicitation agent and any other customary documents reasonably required by the solicitation agent in connection with the consent solicitation;

•	assuming the requisite consents are received, execute supplemental indentures to the indenture governing the Rockwood notes, which supplemental indentures will implement the consents, amendments or waivers requested by the consent solicitation and will become operative upon the conditions thereto being satisfied or waived and on or after the effective time of the merger, and execute customary closing certificates and other similar documents as may be reasonably requested by the trustee for the Rockwood notes in connection with the execution of any supplemental indenture; and

•	use its reasonable best efforts to obtain customary legal opinions as may be reasonably requested by the trustee for the Rockwood notes in connection with the execution of any supplemental indenture.

Albemarle, at its own expense, must prepare all necessary and appropriate documentation in connection with the solicitation of holders of Rockwood notes pursuant to the consent solicitation (which must be reasonably acceptable to each of Albemarle and Rockwood), must pay any consideration payable to holders of Rockwood notes and all fees and expenses in connection with the consent solicitation.

Albemarle and Merger Sub will, on a joint and several basis, indemnify and hold harmless Rockwood, its subsidiaries, and its and their officers, directors and representatives and each person, if any, who controls Rockwood within the meaning of Section 20 of the Exchange Act from and against any and all liabilities suffered or incurred by them in connection with the consent solicitation and the consent solicitation documents, except that neither Albemarle nor Merger Sub will have any obligation to indemnify and hold harmless any such party or person to the extent that any such liabilities suffered or incurred arises from disclosure regarding Rockwood supplied by Rockwood or in a document filed or furnished by Rockwood with the SEC since December 31, 2010 that is determined by a court to have contained a material misstatement or omission.

The consummation of the consent solicitation is not a condition to closing.

Appointment of Additional Albemarle Directors

The Albemarle board of directors has approved an amendment of Albemarle’s bylaws, to be effective as of the effective time of the merger, to increase the number of directors that constitute the Albemarle board of directors from ten to eleven. Prior to the effective time of the merger, Albemarle will secure the resignation of two members of the Albemarle board of directors effective as of the effective time of the merger. Albemarle will appoint to the Albemarle board of directors, effective as of the effective time of the merger, three individuals designated by the Rockwood board of directors. If a designee is not a member of the Rockwood board of directors as of the date of the merger agreement, such designee must be reasonably acceptable to the Nominating & Governance Committee of the Albemarle board of directors.

The Rockwood designees will serve on the Albemarle board of directors until the next annual meeting of Albemarle shareholders and will be nominated for election at such next annual meeting to serve until the next subsequent annual meeting of Albemarle shareholders and until their respective successors are duly elected and qualified. So long as any Rockwood designee continues to serve on the Albemarle board of directors, until the second annual meeting of Albemarle shareholders following the completion of the merger, at least one member of each committee of the Albemarle board of directors must be a Rockwood designee.

Amendment; Extension and Waiver

Amendment

Subject to applicable law, the merger agreement may be amended by written agreement among Albemarle, Rockwood and Merger Sub at any time prior to the closing date. Certain provisions however, may not be amended in a manner adverse to a financing source without the written consent of such financing source and, following receipt of shareholder approvals, no amendment may be made which would require further approval or authorization of such shareholders without the approval of such shareholders.

Extension and Waiver

At any time prior to closing and except as required by applicable law, Albemarle, Rockwood and Merger Sub may, without approval of its respective shareholders:

•	extend the time for the performance of any of the obligations or acts of the other parties;

•	waive any inaccuracies in the representations and warranties of the other parties set forth in the merger agreement or any document delivered pursuant to the merger agreement; or

•	waive compliance with any of the agreements or conditions of the other parties contained in the merger agreement.

Any agreement on the part of a party to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such party.

Governing Law; Specific Performance; Third-Party Beneficiaries

Governing Law

The parties have agreed that the merger agreement will be governed by Delaware law.

Specific Performance

The parties are entitled to an injunction or injunctions to prevent breaches or threatened breaches of the merger agreement and to enforce specifically the performance of the terms and provisions of the merger agreement, without, to the fullest extent permitted by law, securing or posting any bond, in addition to any other remedy to which they are entitled at law or in equity.

Third-Party Beneficiaries

The merger agreement is not intended to confer any rights, benefits, remedies, obligations or liabilities upon any person or entity other than Albemarle, Rockwood and Merger Sub and their respective successors and assigns with the exception of:

•	rights of Rockwood indemnified parties, described in “—Indemnification and Insurance;”

•	rights of financing sources in respect of certain amendments to the merger agreement, as described in “—Amendment; Extension and Waiver—Amendment;”

•	rights of Rockwood designees to serve on the Albemarle board of directors, as described in “—Appointment of Additional Albemarle Directors;” and

•	following the effective time of the merger, the rights of holders of shares of Rockwood common stock, Rockwood stock options and Rockwood restricted stock units to receive the merger consideration in accordance with the terms of the merger agreement.

ACCOUNTING TREATMENT

Albemarle prepares its financial statements in accordance with GAAP. The merger will be accounted for using the acquisition method of accounting with Albemarle being considered the acquirer of Rockwood for accounting purposes. This means that Albemarle will allocate the purchase price to the fair value of Rockwood’s tangible and intangible assets and liabilities at the acquisition date, with the excess purchase price being recorded as goodwill. Under the acquisition method of accounting, goodwill is not amortized but is tested for impairment at least annually.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the merger. Under the terms of the merger agreement, each outstanding share of Rockwood common stock (other than any Rockwood excluded share) will be converted into the right to receive $50.65 in cash, without interest, and 0.4803 of a share of Albemarle common stock.

The following unaudited pro forma condensed combined financial statements give effect to the merger under the acquisition method of accounting in accordance with Financial Accounting Standards Board (FASB) Accounting Standard Codification (which we refer to in this joint proxy statement/prospectus as ASC) Topic 805, Business Combinations (which we refer to in this joint proxy statement/prospectus as ASC 805), with Albemarle treated as the acquirer. The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the merger, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on the combined results of Albemarle and Rockwood. Although Albemarle has entered into the merger agreement, there is no guarantee that the merger will be completed. The unaudited pro forma condensed combined balance sheet is based on the individual historical consolidated balance sheets of Albemarle and Rockwood as of June 30, 2014, and has been prepared to reflect the merger as if it occurred on June 30, 2014. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2013 and the six-months ended June 30, 2014 combines the historical results of operations of Albemarle and Rockwood, giving effect to the merger as if it occurred on January 1, 2013.

The unaudited pro forma condensed combined statements of operations exclude the impact of the Rockwood pigments business and the impact of Albemarle’s antioxidant, ibuprofen and propofol businesses and assets, which are classified as discontinued operations in Rockwood’s and Albemarle’s historical financial statements, respectively. In addition, the unaudited pro forma condensed combined balance sheet assumes the consummation of the Pigments Sale; however, we have not reflected the potential sale of Albemarle’s discontinued operations and related assets in these unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined statements of operations do not reflect future events that may occur after the merger, including, but not limited to, the anticipated realization of ongoing savings from operating synergies; and certain one-time charges Albemarle expects to incur in connection with the transaction, including, but not limited to, costs in connection with integrating the operations of Albemarle and Rockwood.

These unaudited pro forma condensed combined financial statements are for informational purposes only. They do not purport to indicate the results that would actually have been obtained had the merger been completed on the assumed date or for the periods presented, or which may be realized in the future. To produce the pro forma financial information, Albemarle adjusted Rockwood’s assets and liabilities to their estimated fair values. As of the date of this joint proxy statement/prospectus, Albemarle has not completed the detailed valuation work necessary to arrive at the required estimates of the fair value of the Rockwood assets to be acquired and the liabilities to be assumed and the related allocation of purchase price, nor has it identified all adjustments necessary to conform Rockwood’s accounting policies to Albemarle’s accounting policies. A final determination of the fair value of Rockwood’s assets and liabilities will be based on the actual net tangible and intangible assets and liabilities of Rockwood that exist as of the date of completion of the merger and, therefore, cannot be made prior to that date. Additionally, the value of the portion of the merger consideration to be paid in shares of Albemarle common stock will be determined based on the trading price of shares of Albemarle common stock at the time of the completion of the merger. Accordingly, the accompanying unaudited pro forma purchase price allocation is preliminary and is subject to further adjustments as additional information becomes available and as additional analyses are performed. The preliminary unaudited pro forma purchase price allocation has been made solely for the purpose of preparing the accompanying unaudited pro forma condensed combined financial statements. The preliminary purchase price allocation was based on reviews of publicly disclosed allocations for other acquisitions in the chemical industry, Albemarle’s historical experience, data that was available through the public domain and Albemarle’s due diligence review of Rockwood’s business. Until the merger is completed, both companies are limited in their ability to share information with each other. Upon the completion of the merger, valuation work will be performed and any increases or decreases in the fair value of relevant statement of financial position amounts will result in adjustments to the statement of financial position and/or statements of operations until the purchase price allocation is finalized. There can be no assurance that such finalization will not result in material changes from the preliminary purchase price allocation included in the accompanying unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined financial statements should be read in conjunction with:

•	The accompanying notes to the unaudited pro forma condensed combined financial statements, beginning on page 138;

•	Albemarle’s audited consolidated financial statements and related notes thereto contained in its Current Report on Form 8-K which was filed on August 8, 2014, to recast certain portions of Albemarle’s Annual Report on Form 10-K for the year ended December 31, 2013 to reflect the antioxidant, ibuprofen and propofol businesses as discontinued operations and to reflect a change in reportable segments which became effective on January 1, 2014, Albemarle’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014; and

•	Rockwood’s audited consolidated financial statements and related notes thereto contained in its Annual Report on Form 10-K for the year ended December 31, 2013 and Rockwood’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014.

Albemarle Corporation

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of June 30, 2014

(in thousands)

	Historical			Pro Forma Adjustments		Pro Forma Adjustments
	Albemarle Corporation	Rockwood	Effect of Accounting Change & Reclassification (Note 2)	Sale of Discontinued Operations (Note 3)	Adjusted Pro Forma Rockwood	Acquisition Adjustments (Note 4 and 5)		Pro Forma Condensed Combined
Assets
Cash and cash equivalents	$515,119	$696,300	$—	$1,005,700	$1,702,000	$(2,163,287)	(a)	$53,832
Trade accounts receivable, net	407,298	245,100	—	—	245,100	—		652,398
Other accounts receivable	39,413	—	12,400	—	12,400	—		51,813
Inventories	370,564	230,900	—	—	230,900	80,129	(b)	681,593
Assets of discontinued operations	137,984	1,574,200	—	(1,574,200)	—	—		137,984
Deferred income taxes	2,811	49,000	—	—	49,000	—		51,811
Other current assets	52,694	54,200	(12,400)		41,800	35,309	(h,i)	129,803

Total current assets	1,525,883	2,849,700	—	(568,500)	2,281,200	(2,047,849)		1,759,234
Property, plant and equipment, net	1,239,586	884,390	—	—	884,390	679,130	(c)	2,803,106
Investments	224,050	—	544,800	—	544,800	—		768,850
Investment in unconsolidated affiliates	—	544,800	(544,800)	—	—	—		—
Other assets	59,957	29,500	—	—	29,500	—		89,457
Goodwill	265,231	657,879	—	—	657,879	1,667,624	(d)	2,590,734
Other intangibles, net	43,419	120,131	—	—	120,131	1,589,869	(e)	1,753,419
Deferred financing costs, net	4,717	16,600	—	—	16,600	13,400	(f)	34,717
Deferred income taxes	91,689	154,600	1,073	—	155,673	(17,662)	(k)	229,700

Total assets	$3,454,532	$5,257,600	$1,073	$(568,500)	$4,690,173	$1,884,512		$10,029,217

Liabilities and Stockholders’ Equity
Accounts payable	$185,024	$87,100	$—	$—	$87,100	$—		$272,124
Accrued expenses	209,533	81,000	66,400	—	147,400	25,882	(h)	382,815
Current portion of long-term debt	377,521	10,300	—	—	10,300	—		387,821
Dividends payable	21,268	—	—	—	—	—		21,268
Liabilities of discontinued operations	11,178	490,500	—	(490,500)	—	—		11,178
Income taxes payable	4,691	13,500	—	4,620	18,120	—		22,811
Accrued compensation	—	66,400	(66,400)	—	—	—		—
Deferred income taxes	6,699	2,400	—	—	2,400	28,045	(k)	37,144

Total current liabilities	815,914	751,200	—	(485,880)	265,320	53,927		1,135,161
Long-term debt	685,845	1,282,000	—	—	1,282,000	1,604,720	(f)	3,572,565
Pension and postretirement benefits	124,775	266,300	3,067	—	269,367	35,467	Note 2	429,609
Other noncurrent liabilities	96,472	95,900	—	—	95,900	35,873	(j)	228,245
Deferred income taxes	106,436	37,400	—	—	37,400	794,150	(k)	937,986

Total liabilities	1,829,442	2,432,800	3,067	(485,880)	1,949,987	2,524,137		6,303,566

Restricted stock units	—	19,500	—	—	19,500	(19,500)	(j)	—
Stockholders’ equity:
Common stock	782	800	—	—	800	(458)	(i)	1,124
Additional paid-in capital	3,213	1,279,000	—	—	1,279,000	869,970	(i)	2,152,183
Accumulated other comprehensive income	99,644	103,500	—	63,600	167,100	(167,100)	(i)	99,644
Retained earnings	1,399,342	1,882,700	(1,994)	8,580	1,889,286	(1,938,037)	(i)	1,350,591
Treasury stock	—	(615,500)	—	—	(615,500)	615,500	(i)	—

Total stockholders’ equity	1,502,981	2,650,500	(1,994)	72,180	2,720,686	(620,125)		3,603,542

Noncontrolling interest	122,109	154,800	—	(154,800)	—	—		122,109

Total equity	1,625,090	2,805,300	(1,994)	(82,620)	2,720,686	(620,125)		3,725,651

Total liabilities and equity	$3,454,532	$5,257,600	$1,073	$(568,500)	$4,690,173	$1,884,512		$10,029,217

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

Albemarle Corporation

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

Year Ended December 31, 2013

(In thousands except per share data)

	Historical				Pro Forma Adjustments
	Albemarle Corporation	Rockwood	Effect of Accounting Change & Reclassification (Note 2)	Adjusted Rockwood	Acquisition Adjustments (Note 4 and 5)		Pro Forma Condensed Combined
Net sales	$2,394,270	$1,377,800	$—	$1,377,800	$—		$3,772,070
Cost of goods sold	1,543,799	759,800	(3,890)	755,910	11,795	(c,e)	2,311,504

Gross profit	850,471	618,000	3,890	621,890	(11,795)		1,460,566
Selling, general and administrative expenses	158,189	401,800	1,350	403,150	59,769	(c,e,j)	621,108
Research and development expenses	82,246	—	—	—	—		82,246
Restructuring and other charges, net	33,361	17,500	—	17,500	—		50,861
Gain on previously held equity interest	—	(16,000)	—	(16,000)	—		(16,000)
Asset write-downs and other	—	4,100	—	4,100	—		4,100

Operating income (loss)	576,675	210,600	2,540	213,140	(71,564)		718,251
Interest and financing expenses	(31,559)	(82,300)	—	(82,300)	(44,514)	(f)	(158,373)
Other (expenses) income, net	(6,674)	(300)	—	(300)	—		(6,974)
Loss on early extinguishment/modification of debt	—	(15,500)	—	(15,500)	—		(15,500)
Foreign exchange loss on financing activities	—	(67,100)	—	(67,100)	—		(67,100)

Income before income taxes and equity in net income of unconsolidated investments	538,442	45,400	2,540	47,940	(116,078)		470,304
Income tax expense (benefit)	134,445	(10,000)	4,004	(5,996)	(40,628)	(k)	87,821

Income before equity in net income of unconsolidated investments	$403,997	$55,400	$(1,464)	$53,936	$(75,450)		$382,483
Equity in net income of unconsolidated investments (net of tax)	31,729	—	8,900	8,900	—		40,629

Net income from continuing operations	$435,726	$55,400	$7,436	$62,836	$(75,450)		$423,112

Earnings per share:
Basic	$5.20	$0.73					$3.52
Diluted	$5.17	$0.72					$3.49
Weighted average common shares:
Basic	83,839	75,781			(39,383)	(l)	120,237
Diluted	84,322	77,390			(40,315)	(l)	121,397

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

Albemarle Corporation

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

Six Months Ended June 30, 2014

(In thousands except per share data)

	Historical				Pro Forma Adjustments
	Albemarle Corporation	Rockwood	Effect of Accounting Change & Reclassification (Note 2)	Adjusted Rockwood	Acquisition Adjustments (Note 4 and 5)		Pro Forma Condensed Combined
Net sales	$1,204,564	$716,800	$—	$716,800	$—		$1,921,364
Cost of goods sold	801,602	391,900	(2,024)	389,876	4,434	(c,e)	1,195,912

Gross profit	402,962	324,900	2,024	326,924	(4,434)		725,452
Selling, general and administrative expenses	145,115	219,500	(3,929)	215,571	32,645	(c,e,j)	393,331
Research and development expenses	44,509	—	—	—	—		44,509
Equity in earnings of unconsolidated affiliates	—	(4,800)	4,800	—	—		—
Asset write-down and other	—	1,700	—	1,700	—		1,700
Restructuring and other charges, net	25,175	5,600	—	5,600	—		30,775

Operating income (loss)	188,163	102,900	1,153	104,053	(37,079)		255,137
Interest and financing expenses	(17,506)	(27,800)	—	(27,800)	(23,157)	(f)	(68,463)
Other (expenses) income, net	164	—	—	—	—		164
Foreign exchange gain on financing activities, net	—	5,800	—	5,800	—		5,800

Income before income taxes and equity in net income of unconsolidated investments	170,821	80,900	1,153	82,053	(60,236)		192,638
Income tax expense	34,963	25,100	2,084	27,184	(21,083)	(k)	41,064

Income before equity in net income of unconsolidated investments	$135,858	$55,800	$(931)	$54,869	$(39,153)		$151,574
Equity in net income of unconsolidated investments (net of tax)	19,550	—	4,800	4,800	—		24,350

Net income from continuing operations	$155,408	$55,800	$3,869	$59,669	$(39,153)		$175,924

Earnings per share:
Basic	$1.96	$0.76					$1.54
Diluted	$1.95	$0.75					$1.53

Weighted average common shares:
Basic	79,199	73,147			(38,014)	(l)	114,332
Diluted	79,602	74,153			(38,410)	(l)	115,345

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1.	Description of Transaction and Basis of Presentation

On July 15, 2014, Albemarle, Rockwood and Merger Sub entered into the merger agreement, under the terms of which each outstanding share of Rockwood common stock (other than Rockwood excluded shares) will be converted into the right to receive $50.65 in cash, without interest, and 0.4803 of a share of Albemarle common stock.

Also, at the effective time of the merger, each outstanding and unexercised Rockwood stock option, all of which were fully vested at the time of the execution of the merger agreement, will be converted into an option to acquire a number of shares of Albemarle common stock (rounded down to the nearest whole share) determined by multiplying the number of shares of Rockwood common stock underlying such Rockwood stock option by the sum of (a) the exchange ratio (0.4803) plus (b) the quotient obtained by dividing the cash portion of the merger consideration ($50.65) by the volume weighted average price of a share of Albemarle common stock over the five trading days prior to the merger, on substantially the same terms and conditions as were applicable to such option immediately prior to the effective time of the merger. The applicable exercise price will also be appropriately adjusted in a manner designed to maintain the intrinsic value of the Rockwood stock option. For purposes of the unaudited pro forma condensed combined financial statements, the number of shares of Albemarle common stock underlying the Albemarle stock option to be received upon the conversion is equal to the number of shares of Rockwood common stock underlying the Rockwood stock option, multiplied by 1.3 (which conversion ratio is based on the closing price of Albemarle’s common stock on the New York Stock Exchange of $61.66 on August 18, 2014 (the most recent practicable date prior to the filing of this joint proxy statement/prospectus)). This conversion is not expected to result in any merger-related compensation expense with respect to the vested options. The conversion ratio of 1.3 times the number of shares of Rockwood common stock is calculated using a five day average volume weighted average price for shares of Albemarle common stock as of [DATE]; the actual conversion ratio will be determined at the time of the completion of the merger as provided pursuant to the terms of the merger agreement.

In addition, at the effective time of the merger, all restricted stock units (which we refer to in this joint proxy statement/prospectus as RSUs) of Rockwood, which were issued to certain employees of Rockwood, will be converted into the right to receive a cash payment on the original payment date set out in the applicable award agreement or, if earlier, upon a qualifying termination of employment. Achievement of the performance conditions for purposes of calculating the cash payment will be determined based on total shareholder return compared to a peer group of Rockwood (in the case of performance-based restricted stock units) or the increase in the Rockwood share price (in the case of performance-based market stock units), in each case, from the beginning of the performance period through the effective date of the merger, compared to the “CIC Per Share Price.” The “CIC Per Share Price” will equal the sum of (x) the cash portion of the merger consideration ($50.65) plus (y) the product of the exchange ratio (0.4803) and the volume weighted average price of a share of Albemarle common stock over the five trading days prior to the merger. In addition, following the merger and until the vesting date, the amount payable to award recipients will accrue interest at LIBOR plus 2.0% per annum, computed daily on the basis of a year of 364 days. The calculated value of the cash payment for purposes of the unaudited pro forma condensed combined financial statements is $80.27 per Rockwood RSU, based on the closing price of Albemarle’s common stock on the New York Stock Exchange of $61.66 on August 18, 2014 (the most recent practicable date prior to the filing of this joint proxy statement/prospectus). Albemarle will assume a liability for the portion of the cash payments related to pre combination services and will recognize post combination expense over the remaining vesting period related to these cash payments. Additionally, the unaudited pro forma condensed combined balance sheet as of June 30, 2014 includes a liability related to payments of retention and/or increased severance amounts expected to be paid to certain of Rockwood’s executive officers and other employees for pre combination services according to employment contracts.

The merger is reflected in the unaudited pro forma condensed combined financial statements as being accounted for under the acquisition method in accordance with ASC 805, Business Combination, with Albemarle treated as the acquirer. Under the acquisition method, the total estimated purchase price is calculated as described in Note 4. In accordance with ASC 805, the assets acquired and the liabilities assumed have been measured at fair value based on various preliminary estimates. These estimates are based on key assumptions related to the merger, including reviews of publicly disclosed allocations for other acquisitions in the chemical industry, Albemarle’s historical experience, data that was available through the public domain and Albemarle’s due diligence review of Rockwood’s business. Due to the fact that the unaudited pro forma condensed combined financial information has been prepared based on preliminary estimates, the final amounts recorded for the merger may differ materially from the information presented herein. These estimates are subject to change pending further review of the fair value of assets acquired and liabilities assumed. In addition, the final determination of the recognition and measurement of the identified assets acquired and liabilities assumed will be based on the fair market value of actual net tangible and intangible assets and liabilities of Rockwood at the date of completion of the merger.

For purposes of measuring the estimated fair value, where applicable, of the assets acquired and the liabilities assumed as reflected in the unaudited pro forma condensed combined financial information, Albemarle has applied the guidance in ASC 820, Fair Value Measurements and Disclosures (which we refer to in this joint proxy statement/prospectus as ASC 820), which establishes a framework for measuring fair value. In accordance with ASC 820, fair value is an exit price and is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Under ASC 805, acquisition-related transaction costs and acquisition-related restructuring charges are not included as components of consideration transferred but are accounted for as expenses in the period in which the costs are incurred.

The unaudited pro forma condensed combined financial statements were prepared in accordance with GAAP and pursuant to U.S. Securities and Exchange Commission Regulation S-X Article 11, and present the pro forma financial position and results of operations of the consolidated companies based upon the historical information after giving effect to the merger and adjustments described in these footnotes. The unaudited pro forma condensed combined balance sheet is presented as if the merger had occurred on June 30, 2014; and the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2013 and the six-month period ended June 30, 2014 is presented as if the merger had occurred on January 1, 2013.

The unaudited pro forma condensed combined financial information does not reflect ongoing cost savings that Albemarle expects to achieve as a result of the merger or the costs necessary to achieve these costs savings or synergies.

2.	Accounting Policy Changes and Reclassifications

Albemarle performed certain procedures for the purpose of identifying any material differences in significant accounting policies between Albemarle and Rockwood, and any accounting adjustments that would be required in connection with adopting uniform policies. Procedures performed by Albemarle involved a review of Rockwood’s publicly disclosed summary of significant accounting policies, including those disclosed in Rockwood’s Annual Report on Form 10-K for the year ended December 31, 2013 and preliminary discussion with Rockwood management regarding Rockwood’s significant accounting policies to identify material adjustments. While Albemarle expects to engage in additional discussion with Rockwood’s management and continue to evaluate the impact of Rockwood’s accounting policies on its historical results after completion of the merger, Albemarle’s management does not believe there are any differences in the accounting policies of Rockwood and Albemarle that will result in material adjustments to Albemarle’s consolidated financial statements as a result of conforming Rockwood’s accounting policies to those of Albemarle, except the accounting for pension and other postretirement benefits and the presentation of certain financial statement line items as discussed below.

Rockwood’s historical consolidated financial statements presented or incorporated by reference herein have not been retrospectively adjusted for the change in accounting methodology for pension and other postretirement benefit (which we refer to in this joint proxy statement/prospectus as OPEB) plan actuarial gains and losses, which Albemarle adopted in 2012. Rockwood historically recognized actuarial gains and losses related to its pension and OPEB plans in its consolidated balance sheets as Accumulated other comprehensive income (loss) within shareholders’ equity, with amortization of these gains and losses that exceed 10 percent of the greater of plan assets or projected benefit obligations recognized each quarter in its consolidated statements of income over the average future service period of active employees. Under the new method of accounting, referred to as mark-to-market accounting, these gains and losses are recognized annually in the consolidated statements of operations in the fourth quarter and whenever a plan is determined to qualify for a remeasurement during a fiscal year. While Rockwood’s historical policy of recognizing pension and OPEB plan expense was considered acceptable under GAAP, Albemarle believes that its policy is preferable as it eliminates the delay in recognizing gains and losses within operating results. To present the pro forma information for each company on a comparable basis, the column “Effect of Accounting Change and Reclassification” has been added to reflect the impact of such change on the historical financial statements of Rockwood. The estimated additional mark to market adjustment for Rockwood’s pension and OPEB plans was a $3.1 million increase to Pension and postretirement benefits and decrease to retained earnings ($2.0 million net of $1.1 million deferred tax assets) to Rockwood’s unaudited adjusted pro forma balance sheet as of June 30, 2014, and an $11.4 million reduction in pension expense for the year ended December 31, 2013, of which $3.9 million and $7.5 million was recognized as a reduction to Cost of goods sold and Selling, general, and administrative expenses, respectively, and a reduction in pension expense of $6.0 million for the six-months ended as of June 30, 2014, of which $2.0 million and $4.0 million was recognized as a reduction of Cost of goods sold and Selling, general, and administrative expenses, respectively, on the unaudited pro forma condensed combined statements of operations. Additionally, the pro forma condensed combined balance sheet as of June 30, 2014 includes a pro forma adjustment of $35.5 million ($23.1 million net of taxes) increase in Pension and postretirement benefits to reflect the assumed pension and postretirement liability at fair value.

Additionally, the historical consolidated financial statements of Rockwood presented herein have been adjusted by condensing certain line items in order to conform to Albemarle’s financial statement presentation; these reclassifications are also reflected in the column “Effect of Accounting Change and Reclassifications.”

3.	Discontinued Operations

In September 2013, Rockwood entered into a definitive agreement to the Rockwood pigments business to Huntsman Corporation (which we refer to in this joint proxy statement/prospectus as Huntsman) for approximately $1.325 billion (since reduced to $1.275 billion), including the assumption by Huntsman of $225 million in pension obligations and subject to other customary adjustments. This transaction is expected to close during the third quarter of 2014, prior to the merger, and is subject to the receipt of regulatory approval by the European Commission. The Rockwood pigments business is reflected as discontinued operations in the historical financial statements of Rockwood.

As the closing of the transaction between Rockwood and Huntsman is probable and factually supportable, for purposes of these unaudited pro forma condensed combined financial statements, we have given recognition to the anticipated sale of the Rockwood pigments business for estimated cash proceeds of $1.01 billion, which reflects expected working capital and other adjustments. As a result the unaudited pro forma condensed combined balance sheet has been adjusted to (i) increase cash by $1,005,700,000, (ii) to eliminate assets held for sale of $1,574,200,000 and (iii) reflect in Retained earnings, since the unaudited pro forma condensed combined statements of operations only reflects continuing operations, the expected gain of $8.6 million net of taxes (or approximately $13.2 million before taxes) on the anticipated sale; in addition a pro forma adjustment to Income taxes payable in the amount of $4.6 million was recorded, which was calculated based on a federal statutory tax rate of 35%. This transaction is reflected in the column “Sale of Discontinued Operations.”

4.	Preliminary Consideration Transferred and Preliminary Fair Value of Net Assets Acquired

The merger has been accounted for using the acquisition method of accounting in accordance with ASC 805, which requires, among other things, that the assets acquired and liabilities assumed be recognized at their acquisition date fair values, with any excess of the consideration transferred over the estimated fair values of the identifiable net assets acquired recorded as goodwill. In addition, ASC 805 establishes that the common stock issued to effect the merger be measured at the date the merger is completed at the then-current market price.

Based on (1) the closing price of Albemarle’s common stock on the NYSE of $61.66 per share on August 18, 2014 (the most recent practicable date prior to the filing of this joint proxy statement/prospectus) (2) the number of shares of Rockwood common stock outstanding as of August 18, 2014 (the most recent practicable date prior to the filing of this joint proxy statement/prospectus), and (3) the number of options to purchase Rockwood common stock that are outstanding at June 30, 2014, the total consideration would have been approximately $5.8 billion. Changes in the share price of Albemarle common stock, or changes in the number of outstanding shares of Rockwood common stock or stock options outstanding could result in material differences in the consideration and, thus, the purchase price and related purchase price allocation. At the effective time of the merger, each outstanding share of Rockwood common stock (other than Rockwood excluded shares) will be cancelled and converted into the right to receive (1) $50.65 in cash, without interest, and (2) 0.4803 of a share of Albemarle common stock.

The following is a preliminary estimate of the consideration to be paid by Albemarle in the merger (in millions):

Cash transferred ($50.65 x 71,240 shares of Rockwood common stock outstanding)	$3,608.3
Value of Albemarle shares issued to shareholders of Rockwood (71,240 shares of Rockwood common stock converted to 34,217 shares of Albemarle common stock at a 0.4803 conversion rate)	2,109.8
Value of previously vested Rockwood stock options converted into Albemarle stock options (at specified exchange ratio)	39.5

Total value of consideration transferred	$5,757.6

The estimated value of the consideration does not purport to represent the actual value of the total consideration that will be received by Rockwood’s shareholders when the merger is completed. In accordance with GAAP, the fair value of the equity securities issued as part of the consideration will be measured at the closing date of the merger at the then-current market price. This requirement will likely result in a per share value component different from the $61.66 per share on August 18, 2014 assumed in the calculation, and that difference may be material. For example, an increase or decrease of 10% in the price of Albemarle’s common stock on the closing date of the merger from the price of Albemarle stock assumed in these unaudited pro forma condensed combined financial statements would change the value of the consideration by approximately $210.1 million, which would be reflected as an equivalent increase or decrease to goodwill.

The following is a summary of the preliminary estimated fair values of the net assets acquired (in millions):

Total estimated consideration transferred	$5,757.6
Cash	1,702.0
Accounts receivable	257.5
Inventories	311.0
Other Current Assets	50.9
Deferred tax assets	187.0
Property, plant and equipment	1,563.5
Investments	544.8
Other assets	29.5
Other intangible assets	1,710.0

Total Assets	$6,356.2

Accounts payable, accrued expenses and other liabilities	$278.5
Deferred tax liabilities	862.0
Long term debt	1,347.0

Pension and postretirement benefits	304.8

Other noncurrent liabilities	131.8

Noncontrolling interests	—

Net assets to be acquired	$3,432.1

Goodwill	$2,325.5

Albemarle has made preliminary allocation estimates based on limited access to information and will not have sufficient information to make final allocations until after the completion of the merger. The final determination of the purchase price allocation is anticipated to be completed as soon as practicable after the completion of the merger. Albemarle anticipates that the valuations of the acquired assets and liabilities will include, but not be limited to, inventory, property, plant and equipment, customer relationships, brand names, patents and other intellectual property, trade names and trademarks, and other potential intangible assets. The valuations will consist of physical appraisals, discounted cash flow analyses, or other appropriate valuation techniques to determine the fair value of the assets acquired and liabilities assumed.

The final merger consideration, and amounts allocated to assets acquired and liabilities assumed in the merger, could differ materially from the preliminary amounts presented in these unaudited pro forma condensed combined financial statements. A decrease in the fair value of assets acquired or an increase in the fair value of liabilities assumed in the merger from those preliminary valuations presented in these unaudited pro forma condensed combined financial statements would result in a dollar-for-dollar corresponding increase in the amount of goodwill that will result from the merger. In addition, if the value of the acquired assets is higher than the preliminary indication, it may result in higher amortization and depreciation expense than is presented in these unaudited pro forma condensed combined financial statements.

5.	Pro Forma Adjustments

Adjustments included in the column labeled “Pro Forma Adjustments” in the unaudited pro forma condensed combined financial statements are as follows:

a)	Represents the preliminary net adjustment to cash in connection with the merger (in millions):

Cash portion of merger consideration	$(3,608.3)
Proceeds from additional borrowings, net of refinancing of Albemarle 2015 Senior Notes	1,550.0
Payment of transaction costs	(105.0)

Pro forma adjustment to cash	$(2,163.3)

Components of the adjustment include an increase in cash resulting from new debt expected to be incurred in connection with the merger (net of the use of proceeds to refinance $325.0 million of Albemarle 2015 Senior Notes), a decrease in cash resulting from payment of the cash component of the merger consideration, and estimated transaction related costs of $105 million, consisting of financing fees of $30 million and advisory costs of $75 million.

b)	Reflects the preliminary estimated fair value adjustment to inventory acquired in the merger. As raw materials inventory was assumed to be at market value, the adjustment is related to work-in-process and finished goods inventory. The preliminary fair value of finished goods inventory to be acquired in the merger was determined based on an analysis of estimated future selling prices, costs of disposal, and gross profit on disposal costs. The preliminary fair value of work-in-process inventory also considered costs to complete inventory and estimated profit on these costs. The audited historical condensed statements of operations and unaudited pro forma condensed combined statements of operations do not reflect the impacts on cost of sales of an increase of $80.1 million of the estimated purchase accounting adjustment; this amount is directly related to the merger and is not expected to have a continuing impact on Albemarle’s operations.

c)	Represents the adjustment to property, plant and equipment to reflect the preliminary fair market value and the depreciation expense related to the change in fair value of property, plant and equipment recorded in relation to the merger. The amounts assigned to property, plant and equipment, the estimated useful lives, and the estimated depreciation expense related to the property, plant and equipment acquired are as follows (in millions):

	Preliminary fair value	Estimated weighted average life (years)	Depreciation expense for the year ended December 31, 2013	Depreciation expense for the six months ended June 30, 2014
Land	$116.0	—	$—	$—
Buildings and improvements	232.2	12	19.6	9.8
Machinery and equipment	289.0	10	28.9	14.5
Furniture and fixtures	47.6	5	9.5	4.8
Mining rights	630.0	—	22.8	14.3
Construction in progress	248.7	—	—	—

Total	$1,563.5		$80.8	$43.4
Less: Rockwood historical PP&E and depreciation expense	884.4		$67.1	$37.7

Pro forma adjustments	$679.1		$13.7	$5.7

Depreciation expense has been estimated based upon the nature of activities associated with the property, plant and equipment acquired, and depletion expense related to the mining rights has been estimated based on expected units of production. Therefore, for purposes of these unaudited pro forma condensed combined financial statements, Albemarle has reflected $10.2 million and $3.5 million of estimated additional depreciation and depletion expense in Cost of goods sold and Selling, general and administrative expenses, respectively, for the year ended December 31, 2013; and $3.5 million and $2.2 million, respectively, for the six months ended June 30, 2014. With other assumptions held constant, a 10% increase in the fair value adjustment for property, plant and equipment would increase annual pro forma depreciation and depletion expense by approximately $8.1 million.

d)	Reflects the preliminary estimated adjustment to goodwill as a result of the merger. Goodwill represents the excess of the consideration transferred over the preliminary fair value of the assets acquired and liabilities assumed as described in Note 4. The goodwill will not be amortized, but instead will be tested for impairment at least annually and whenever events or circumstances have occurred that may indicate a possible impairment exists. In the event management determines that the value of goodwill has become impaired, Albemarle will incur an accounting charge for the amount of the impairment during the period in which the determination is made. The goodwill is attributable to the expected synergies of the combined business operations, new growth opportunities, and the acquired assembled and trained workforce of Rockwood. The goodwill is not expected to be deductible for tax purposes.

The preliminary pro forma adjustment to goodwill is calculated as follows (in millions):

Preliminary purchase price	$5,757.6
Less: Fair value of net assets to be acquired	3,432.1

Total estimated goodwill	2,325.5
Less: Rockwood historical goodwill	657.9

Pro forma adjustment	$1,667.6

e)	Reflects the pro forma impact of the recognized identifiable intangible assets that are being acquired and the related amortization expense related to the change in fair value of identifiable intangible assets acquired. The preliminary amounts assigned to the identifiable intangible assets, the estimated useful lives, and the estimated amortization expense related to these identifiable intangible assets are as follows (in millions):

	Preliminary fair value	Estimated weighted average life (years)	Amortization expense for the year ended December 31, 2013	Amortization expense for the six months ended June 30, 2014
Patents and other intellectual property	$60.0	15	$4.0	$2.0
Trade names and trademarks	440.0	35	12.6	6.3
Customer relationships	970.0	19	51.0	25.5
Brand names	240.0	20	12.0	6.0

Total	$1,710.0		$79.6	$39.8
Less: Rockwood historical intangible assets and amortization expense	120.1		26.3	13.3

Pro forma adjustments	$1,589.9		$53.3	$26.5

Albemarle has reflected the estimated additional amortization expense of $1.7 million and $51.6 million in Cost of goods sold and Selling, general and administrative expenses, respectively for the year ended December 31, 2013; and $1.0 million and $25.5 million in Cost of goods sold and Selling, general and administrative expenses, respectively, for the six months ended June 30, 2014. With other assumptions held constant, a 10% increase in the fair value adjustment for amortizable intangible assets would increase annual pro forma amortization by approximately $8.0 million.

The estimated fair value of amortizable intangible assets is expected to be amortized on a straight-line basis over the estimated useful lives. The amortizable lives reflect the periods over which the assets are expected to provide material economic benefit. The estimated life of the patents is based on the period over which they are expected to provide legal patent protection. The estimated lives of the trade names and brand names reflect the substantial periods over which they are expected to maintain influence in the market. The life of the customer relationships was determined after consideration of Rockwood’s historical customer buying and attrition patterns. Albemarle’s preliminary evaluations have indicated that there is relatively low turnover in Rockwood’s customers and management has no reason to believe that these general patterns will change in the future.

f)	To fund transaction-related items, the cash portion of the merger consideration and other one-time costs, and to refinance its existing $325.0 million of 2015 5.1% Senior Notes, Albemarle is expected to incur $1.875 billion of additional debt, with maturities ranging from five to thirty years and an expected weighted average interest rate of 3.738% on the principle amount of the debt.

As of June 30, 2014, Rockwood’s estimated fair value of its unsecured Senior Notes due in 2020, which are expected to remain outstanding following the merger, was $1,304.0 million, based on quoted market values in active markets from financial service providers. The preliminary adjustment to long-term debt in connection with the merger is as follows (in millions):

Proceeds from borrowings, net of refinancing of 2015 Senior Notes	$1,550.0
Fair value of Rockwood’s debt assumed (including lease obligations)	1,347.0
Less: Rockwood’s historical long-term debt, including $10.3 of current portion	(1,292.3)

Pro forma adjustment to Long term debt	$1,604.7

Albemarle is expected to incur $30 million in debt issuance costs in conjunction with the new borrowings; these debt issuance costs will be capitalized as Deferred financing costs, net on the pro forma balance sheet and amortized over the life of the underlying debt instrument. In addition, deferred financing costs of $16.6 million related to Rockwood’s debt were written off in connection with the merger. As such, the net pro forma adjustment to Deferred financing costs on the unaudited pro forma balance sheet is $13.4 million.

The preliminary adjustment reflects the estimated interest expense to be incurred by Albemarle as a result of the new borrowings (in millions):

	Interest expense for the year ended December 31, 2013	Interest expense for the six months ended June 30, 2014
Reversal of amortization of Rockwood deferred financing fees written off in pro forma adjustment	$(4.4)	$(1.3)
Amortization of estimated capitalized debt issuance costs related to new borrowings	2.2	1.1
Amortization of fair value adjustment related to assumed debt	(6.8)	(3.4)
Reversal of interest expense on 2015 Senior Notes	(16.6)	(8.3)
Estimated interest expense on borrowings (1)	70.1	35.0

Pro forma adjustment	$44.5	$23.1

(1)	A change of 1⁄8% (12.5 basis points) in the interest rate would result in a $2.3 million change in annual interest expense.

g)	Transaction-related costs recognized as Selling, general, and administrative expenses by Albemarle and Rockwood related to the merger during the year ended December 31, 2013 of $0.4 million and $0.8 million, respectively, and of $0.2 million and $0.5 million for the six months ended June 30, 2014, respectively, have not been eliminated from the unaudited pro forma statement of operations as such amounts are not significant; however, these items are directly attributable to the merger and will not have an ongoing impact.

h)	Represents the unaudited pro forma adjustment to accrued expenses of $25.9 million related to payments of retention and/or increased severance amounts expected to be paid to certain of Rockwood’s executive officers and other employees for pre combination services according to employment contracts ($16.8 million net of related income taxes receivable of $9.1 million which is recorded in Other current assets in the unaudited pro forma condensed combined balance sheet as of June 30, 2014.

i)	Represents the elimination of Rockwood’s historical equity balances, certain of which have been adjusted for retrospective application of the accounting methodology change for pensions and OPEB plan actuarial gains and losses described in Note 2. In addition, reflects the issuance of approximately 34.2 million shares of Albemarle common stock at closing (based upon the number of shares of Rockwood common stock at August 18, 2014 and shares underlying equity compensation awards outstanding at June 30, 2014).

The unaudited pro forma adjustment to Common stock is calculated as follows (in millions):

Common stock from merger (34,217 shares issued at par ($0.01)	$0.3
Less: Rockwood’s historical common stock	(0.8)

Pro forma adjustment	$(0.5)

The unaudited pro forma adjustment to Additional paid-in-capital is calculated as follows (in millions):

Additional paid-in-capital from merger (34,217 shares issued at $61.66)	$2,109.5
Value of previously vested Rockwood stock options converted into Albemarle stock options	39.5
Less: Rockwood’s historical additional paid-in-capital	(1,279.0)

Pro forma adjustment	$870.0

The unaudited pro forma adjustment to Retained earnings is calculated as follows (in millions):

Tax benefit of one-time advisory costs	$26.3
Advisory costs	(75.0)

Total other adjustments	(48.7)

Less: Rockwood historical retained earnings, including sale of discontinued operations and accounting change	(1,889.3)

Pro Forma adjustment	$(1,938.0)

Retained earnings was reduced for estimated transaction costs, including estimated remaining transaction fees of $75.0 million related to one-time costs ($48.7 million, net of $26.3 million of related income taxes receivable reflected in Other current assets). These estimated transaction costs have been excluded from the unaudited pro forma condensed combined statements of operations as they reflect charges directly attributable to the merger that will not have an ongoing impact on Albemarle. No significant transaction costs have been accrued by either Albemarle or Rockwood in their historical financial statements for the year ended December 31, 2013 and for the six months ended June 30, 2014.

j)	In connection with the merger, pursuant to the change of control provisions of the RSU agreements, all RSUs will be converted into the right to receive, on the original vesting date or, if earlier, upon a qualifying termination of employment, a fixed cash payment (rather than a cash payment based on the value of shares of Rockwood common stock at the time of payment). Achievement of the performance conditions for purposes of calculating the cash payment will be determined based on total shareholder return compared to a peer group of Rockwood (in the case of performance-based restricted stock units) or the increase in the Rockwood share price (in the case of performance-based market stock units), in each case, from the beginning of the performance period through the effective date of the merger, compared to the “CIC Per Share Price.” The “CIC Per Share Price” will equal the sum of (x) the cash portion of the merger consideration ($50.65) plus (y) the product of the exchange ratio (0.4803) and the volume weighted average price of a share of Albemarle common stock over the five trading days prior to the merger. In addition, following the merger and until the vesting date, the amount payable to award recipients will accrue interest at LIBOR plus 2.0% per annum, compounded daily on the basis of a year of 364 days. The calculated value of the cash payment for purposes of the unaudited pro forma condensed combined financial statements is $80.27 per Rockwood RSU based on the closing price of Albemarle’s common stock on the NYSE of $61.66 on August 18, 2014 (the most recent practicable date prior to the filing of this joint proxy statement/prospectus). Albemarle will assume a liability in the amount of $35.9 million for the portion of the cash payments related to pre combination services and will recognize post combination expense over the remaining vesting period related to these cash payments. The unaudited pro forma condensed combined balance sheet as of June 30, 2014, includes a pro forma adjustment to Other noncurrent liabilities in the amount of $35.9 million related to this assumed liability. In addition, the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2013 and the six months ended June 30, 2014, includes a pro forma adjustment in the amount of $4.6 and $5.0, respectively, related to post combination expense estimated to be recognized by Albemarle related to these cash payments based upon post combination vesting conditions.

In addition, a pro forma adjustment to eliminate Rockwood’s Restricted stock units of $19.5 million was reflected as a result of the conversion of the RSUs into the right to receive a cash payment as discussed above.

k)	Represents the estimated deferred income tax liability (asset) to be recorded by Albemarle as part of the accounting for the merger, based on the U.S. federal statutory tax rate of 35% multiplied by the fair value adjustments made to certain assets acquired and liabilities assumed, primarily as indicated below. The preliminary pro forma adjustment to record deferred taxes as part of the accounting for the merger was computed as follows (in millions):

	Adjustment to Asset Acquired (Liability Assumed)	Current Deferred Tax Liability (Asset)	Noncurrent Deferred Tax Liability (Asset)
Estimated fair value adjustment of identifiable intangible assets acquired	$1,589.9	$—	$556.5
Estimated fair value adjustment of inventory acquired	80.1	28.0	—
Estimated fair value adjustment of property, plant and equipment acquired	679.1	—	237.7

Deferred tax liabilities related to estimated fair value adjustments		$28.0	$794.2

Estimated fair value adjustment of German DTA on net operating losses	$—	$—	$54.9
Estimated fair value adjustment of restricted stock units compensation payable	(16.4)	—	(5.7)
Estimated fair value adjustment of pension and OPEB liabilities, net	(35.5)	—	(12.4)
Estimated fair value adjustment of existing Rockwood debt	(54.7)	—	(19.1)

Deferred tax assets related to estimated fair value adjustments		$—	$17.7

The unaudited pro forma adjustment to noncurrent deferred income tax assets reflects the elimination of $54.9 million of Rockwood’s deferred tax assets related to net operating losses and foreign tax credit carry forwards that management anticipates that Albemarle will not be able to realize after the completion of the merger.

For purposes of the unaudited pro forma condensed combined statement of operations, the U.S. federal statutory tax rate of 35% has been used for all periods presented. This rate does not reflect Albemarle’s effective tax rate, which includes other tax items, such as state and foreign taxes, as well as other tax charges or benefits, and does not take into account any historical or possible future tax events that may impact the combined company. Fair value and other adjustments effective at the closing of the merger could be different based on factors including but not limited to tax rates, valuation differences, further information on taxes by jurisdiction, or other factors.

l)	The unaudited pro forma adjustment to shares outstanding used in the calculation of basic and diluted earnings per share is calculated as follows (in thousands of shares):

	Year Ended December 31, 2013		Six Months Ended June 30, 2014
	Basic	Diluted	Basic	Diluted
Albemarle shares to be issued to shareholders of Rockwood	36,398	36,398	35,133	35,133
Elimination of all outstanding shares of Rockwood common stock	(75,781)	(75,781)	(73,147)	(73,147)
Stock options to be converted into Albemarle stock options	—	677	—	610
Elimination of Rockwood’s stock options and other incentives	—	(1,609)	—	(1,006)

Pro forma adjustment to share information	(39,383)	(40,315)	(38,014)	(38,410)

As all outstanding shares of Rockwood common stock will be eliminated in the merger, the unaudited pro forma weighted average number of basic shares outstanding is calculated by adding Albemarle’s historical weighted average number of basic shares outstanding for the period and the number of shares of Albemarle common stock expected to be issued to Rockwood shareholders in the merger. The unaudited pro forma weighted average number of diluted shares outstanding is calculated by adding Albemarle’s historical weighted average number of diluted shares outstanding for the period and the number of shares of Albemarle common stock and stock options expected to be issued in the merger. As each outstanding award of Rockwood common stock issued under any of the Rockwood Restricted Unit Plans, whether or not then vested or exercisable, will be cancelled and terminated at the effective time of the merger in exchange for the right to receive cash, such restricted units were excluded from this calculation. See Note 1 for more information about treatment of share-based compensation under the provisions of the merger agreement.

COMPARATIVE STOCK PRICES AND DIVIDENDS

Albemarle common stock is listed for trading on the NYSE under the symbol “ALB” and Rockwood common stock is listed for trading on the NYSE under the symbol “ROC.”

The following table sets forth, for the periods indicated, the high and low sales prices per share of ALB common stock and ROC common stock, as reported on the NYSE, as well as the dividends paid per share of ALB common stock and ROC common stock:

	Albemarle Common Stock				Rockwood Common Stock
	High	Low	Dividend		High	Low	Dividend
Fiscal Year 2014
Third Quarter (1)	$76.28	$59.86	$0.275	(2)	$86.18	$74.09		(3)
Second Quarter	$72.69	$64.55	$0.275		$77.20	$68.68	$0.45
First Quarter	$67.31	$60.92	$0.275		$82.00	$66.35	$0.45
Fiscal Year 2013
Fourth Quarter	$70.00	$62.02	$0.24		$74.67	$62.37	$0.45
Third Quarter	$66.39	$60.16	$0.24		$69.60	$62.86	$0.45
Second Quarter	$69.03	$56.64	$0.24		$68.96	$59.04	$0.40
First Quarter	$67.75	$60.71	$0.24		$65.77	$49.99	$0.40
Fiscal Year 2012
Fourth Quarter	$62.51	$51.77	$0.20		$50.29	$42.02	$0.35
Third Quarter	$62.34	$50.88	$0.20		$52.33	$40.52	$0.35
Second Quarter	$67.14	$55.86	$0.20		$56.99	$41.19	$0.35
First Quarter	$68.51	$52.27	$0.20		$57.00	$39.36	none

(1)	Through August 26, 2014.
(2)	Dividend announced but not yet paid as of the date of this joint proxy statement/prospectus.
(3)	Dividend not yet announced as of the date of this joint proxy statement/prospectus.

The following table presents the closing prices of shares of Albemarle common stock and shares of Rockwood common stock, as reported on the NYSE on:

•	July 14, 2014, the last full trading day prior to the public announcement of the merger agreement; and

•	August 26, 2014, the latest practicable date prior to mailing this joint proxy statement/prospectus;

the table also presents the equivalent value of the merger consideration per share of Rockwood common stock on those dates:

	Albemarle Common Stock	Rockwood Common Stock	Equivalent Price Per Share of Rockwood Common Stock (1)
July 14, 2014	$72.62	$75.70	$85.53
August 26, 2014	$62.34	$79.70	$80.59

(1)	Reflects the market value of the merger consideration per share of Rockwood common stock, calculated by adding (a) the cash portion of the consideration, or $50.65, plus (b) the closing price of Albemarle common stock as of the specified date multiplied by the exchange ratio of 0.4803.

The market prices of Albemarle common stock and Rockwood common stock will fluctuate prior to the completion of the merger. You should obtain current market quotations for the shares.

Albemarle has paid regular quarterly cash dividends on its common stock since March 1994. Rockwood has paid regular quarterly cash dividends on its common stock since June 2012. Under the terms of the merger agreement, during the period before the completion of the merger, Albemarle and Rockwood are prohibited from paying any dividends other than regular quarterly cash dividends paid in accordance with the companies’ historical practice over the past twelve months. Any such quarterly dividend to be paid by Albemarle may not exceed $0.275 per share, in the case of any dividend with a record date on or prior to December 31, 2014, and $0.30 per share, in the case of any dividend with a record date on or after January 1, 2015. Any quarterly dividend to be paid by Rockwood may not exceed $0.45 per share.

DESCRIPTION OF ALBEMARLE COMMON STOCK

General

The following briefly summarizes the provisions of Albemarle’s amended and restated articles of incorporation and amended and restated bylaws (which we collectively refer to in this proxy statement/prospectus as the Albemarle organizational documents) that would be important to holders of Albemarle common stock. The following summary of Albemarle common stock is subject in all respects to applicable Virginia law and the Albemarle organizational documents. Albemarle has filed with the SEC its organizational documents referenced in this description of its common stock and will send copies of these documents to you, without charge, upon your request. For more information or for how you can obtain a copy of the Albemarle organizational documents, see “Comparison of Shareholders’ Rights” beginning on page 152 and “Where You Can Find More Information” beginning on page 167.

Authorized Shares

Albemarle’s amended and restated articles of incorporation authorize the issuance of 150,000,000 shares of common stock, $0.01 par value per share and 15,000,000 shares of preferred stock. As of [DATE], there were [—] shares of Albemarle common stock issued and outstanding, which were held by [—] shareholders of record, and no shares of Albemarle preferred stock were issued and outstanding.

Voting Rights

Holders of Albemarle common stock are entitled to one vote per share on all matters voted on generally by shareholders, including the election of directors. Albemarle’s amended and restated articles of incorporation do not provide for cumulative voting for the election of directors, which means that the holders of a majority of the outstanding shares of Albemarle common stock have the capacity to elect all of the members of the Albemarle board of directors.

Except as otherwise required by law or with respect to any outstanding class or series of Albemarle preferred stock, the holders of Albemarle common stock possess all voting power.

Under Albemarle’s amended and restated articles of incorporation, shareholder action is generally effective if the votes cast in favor of the action exceed the votes cast against the action. But the election of directors requires a plurality of the votes cast by Albemarle shareholders at a meeting at which a quorum is present. However, Albemarle’s amended and restated articles of incorporation require the affirmative vote of at least two-thirds of the outstanding shares of Albemarle common stock for the approval of mergers, statutory share exchanges, sales or other dispositions of all or substantially all of Albemarle’s assets outside the usual and regular course of business or dissolution of Albemarle, except that the affirmative vote of 75% of the outstanding shares of Albemarle common stock is required for approval of an affiliated transaction. An affiliated transaction generally is defined as any of the following transactions:

•	a merger, a share exchange or material dispositions of corporate assets not in the ordinary course of business, to or with an interested shareholder, or any material guarantee of any indebtedness of any interested shareholder (defined as any holder of more than 10% of any class of outstanding voting shares);

•	certain sales or other dispositions to an interested shareholder of voting shares of Albemarle or any of its subsidiaries having an aggregate fair market value greater than 5% of the aggregate fair market value of all outstanding voting shares;

•	any dissolution of the corporation proposed by or on behalf of an interested shareholder; or

•	any reclassification, including reverse stock splits, recapitalizations or mergers of Albemarle with any of its subsidiaries, that increases the percentage of the outstanding voting shares of Albemarle or any of its subsidiaries, owned beneficially by any interested shareholder by more than 5%.

The supermajority voting requirement does not apply to a transaction with a shareholder who, together with his or her affiliates and associates, became the beneficial owner of more than 10% of any class of Albemarle outstanding voting shares as of the close of business on February 28, 1994, the date of the distribution by Ethyl Corporation to its shareholders of all of the outstanding shares of Albemarle common stock.

Furthermore, the affirmative vote of the holders of 75% of the voting power of Albemarle’s outstanding shares must approve an amendment to provisions in Albemarle’s amended and restated articles of incorporation relating to the supermajority voting requirement for affiliated transactions.

Notice

Except as otherwise required by the VSCA, written notice stating the date, time and place of every meeting, and the purpose or purposes of any special meeting of Albemarle shareholders, must be sent not less than 10 nor more than 60 days before the date of the meeting to each shareholder of record entitled to vote at such meeting.

Quorum

A majority of the shares entitled to vote, represented in person or by proxy, constitutes a quorum.

Shareholder Proposals

Albemarle’s amended and restated bylaws provide that shareholders seeking to bring business before an annual meeting of shareholders or nominate candidates for election as directors must provide timely notice of their proposal in writing to the Secretary of Albemarle. Generally, to be timely, a shareholder’s notice must be received at Albemarle’s principal executive offices not less than 90 nor more than 120 days prior to the first anniversary of the previous year’s annual meeting. If the annual meeting is scheduled more than 30 days before, or 70 days after the first anniversary of the previous year’s annual meeting, the shareholder must provide notice to the Secretary of Albemarle no earlier than within 90 to 120 days before the meeting or 10 days after the meeting’s public announcement, whichever is later. Albemarle’s amended and restated bylaws also specify requirements as to the form and content of a shareholder’s notice.

Dividend Rights; Rights Upon Liquidation

Subject to any preferential rights of holders of any shares of Albemarle preferred stock that may be outstanding, holders of shares of Albemarle common stock are entitled to receive dividends and other distributions on their shares of common stock out of assets legally available for distribution when, as and if authorized and declared by the Albemarle board of directors and to share ratably in Albemarle’s assets legally available for distribution to its shareholders in the event of its liquidation, dissolution or winding-up.

Miscellaneous

Holders of Albemarle common stock have no preferences or preemptive, conversion, exchange, redemption or sinking fund rights. Shares of Albemarle common stock will not be liable for further calls or assessments by Albemarle, and the holders of Albemarle common stock will not be liable for any of Albemarle’s liabilities.

Albemarle’s amended and restated bylaws also provide that unless Albemarle consents in writing to the selection of an alternative forum, the United States District Court for the Eastern District of Virginia, Alexandria Division, or in the event that court lacks jurisdiction to hear such action, the Circuit Court of the County of Fairfax, Virginia, will be the sole and exclusive forum for any derivative action brought on behalf of Albemarle, any action asserting a claim of breach of a legal duty owed by any current or former director, officer or other employee or agent of Albemarle to Albemarle or Albemarle shareholders, any action arising pursuant to the VSCA or Albemarle’s organizational documents or any action asserting a claim governed by the internal affairs doctrine.

Albemarle common stock is listed on the NYSE under the symbol “ALB.”

Anti-Takeover Provisions

The Albemarle organizational documents and Virginia law contain provisions that may have the effect of impeding, delaying or discouraging the acquisition of control of Albemarle by means of a tender or exchange offer, proxy fight, merger or share exchange, open market purchases or otherwise in a transaction not approved by the Albemarle board of directors. These provisions are designed to reduce, or have the effect of reducing, Albemarle’s vulnerability to an unsolicited proposal for the restructuring or sale of all or substantially all of Albemarle’s assets or an unsolicited takeover attempt that the Albemarle board of directors does not believe is in the best interests of its shareholders.

Under Albemarle’s amended and restated articles of incorporation, the Albemarle board of directors has the authority, without further shareholder approval, to issue preferred stock in classes or series and to fix the designations, voting power, preferences and rights of the shares of each class or series and any qualifications, limitations or restrictions with respect to that class or series. Under this authority, the Albemarle board of directors could create and issue a class or series of preferred stock with rights, preferences or restrictions that have the effect of discriminating against an existing or prospective holder of Albemarle’s capital stock as a result of such holder beneficially owning or commencing a tender offer for a substantial amount of Albemarle common stock. One of the effects of authorized but unissued and unreserved shares of preferred stock may be to render it more difficult for, or discourage an attempt by, a potential acquiror to obtain control of Albemarle by means of a merger, share exchange, tender or exchange offer, proxy contest or otherwise, and thereby protect the continuity of Albemarle’s management. The issuance of shares of preferred stock may have the effect of delaying, deferring or preventing a change in control of Albemarle without any further action by Albemarle shareholders.

Other provisions of the Albemarle organizational documents that may make replacing the Albemarle board of directors more difficult include:

•	75% supermajority voting requirements to approve affiliated transactions or an amendment to the provisions in Albemarle’s amended and restated articles of incorporation relating to this supermajority voting requirement;

•	prohibition on shareholders calling a special meeting of shareholders;

•	inability of shareholders to act by less-than-unanimous written consent;

•	requirements for advance notice for proposing business or making director nominations at shareholder meetings;

•	removal of directors only for cause; and

•	ability of the Albemarle board of directors to increase the size of the board of directors and fill vacancies on the board of directors.

Affiliated Transactions Statute

Virginia law contains provisions governing affiliated transactions. In general, these provisions prohibit a Virginia corporation from engaging in affiliated transactions with any holder of more than 10% of any class of its outstanding voting shares, or an interested shareholder, for a period of three years following the date that such person became an interested shareholder unless:

•	a majority of (but not fewer than two) disinterested directors on the board of directors of the corporation and the holders of two-thirds of the voting shares, other than the shares beneficially owned by the interested shareholder, approve the affiliated transaction; or

•	before the date the person became an interested shareholder, a majority of the disinterested directors on the board of directors approved the transaction that resulted in the shareholder becoming an interested shareholder.

After three years, any such transaction must satisfy certain fair price requirements in the statute or be approved by the holders of two-thirds of the voting shares, other than the shares beneficially owned by the interested shareholder. For a description of the affiliated transactions subject to this approval requirement, see “—Voting Rights.”

Control Share Acquisitions Statute

Virginia law also contains provisions relating to control share acquisitions, which are transactions causing the voting power of any person acquiring beneficial ownership of shares of a Virginia public corporation to meet or exceed certain threshold percentages (20%, 33 1/3% or 50%) of the total votes entitled to be cast for the election of directors. Shares acquired in a control share acquisition have no voting rights unless:

•	the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation; or

•	the articles of incorporation or bylaws of the corporation provide that these Virginia law provisions do not apply to acquisitions of its shares.

The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition.

As permitted by Virginia law, the Albemarle board of directors has adopted a bylaw opting out of the control share acquisition provisions of Virginia law.

Transfer Agent and Registrar

Wells Fargo Shareholder Services is the transfer agent and registrar for Albemarle common stock.

Limitation of Liability and Indemnification Matters

Albemarle’s amended and restated articles of incorporation provide that no director or officer shall be liable to Albemarle or its shareholders for monetary damages except for liability resulting from such person’s willful misconduct or a knowing violation of the criminal law or of any federal or state securities law.

Albemarle’s amended and restated articles of incorporation require Albemarle to indemnify any director or officer who was or is a party to a proceeding (including a proceeding brought by a shareholder in the right of Albemarle or brought by or on behalf of Albemarle shareholders) due to his or her status as a director or officer of Albemarle or who was or is serving at Albemarle’s request as a director, officer, trustee or partner of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. This indemnification covers the obligation to pay a judgment, settlement, penalty, fine or excise tax assessed with respect to an employee benefit plan and all reasonable expenses incurred by any such director or officer. The board of directors, by a majority vote of a quorum of disinterested directors or, under certain circumstances, independent legal counsel, or by the shareholders (excluding shares owned by or under the control of directors party to the proceeding), must determine that the conduct of the director or officer seeking indemnification does not constitute willful misconduct or a knowing violation of the criminal law.

Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of Albemarle pursuant to the foregoing provisions or otherwise, we have been informed that, in the opinion of the SEC, indemnification for liabilities under the Securities Act is against public policy and is unenforceable.

COMPARISON OF SHAREHOLDERS’ RIGHTS

Albemarle is a Virginia corporation and, accordingly, is governed by the Virginia Stock Corporation Act (which we refer to in this proxy statement/prospectus as the VSCA) and the Albemarle organizational documents. Rockwood is a Delaware corporation and, accordingly, is governed by the DGCL, and by its amended and restated certificate of incorporation, and its amended and restated bylaws (which we collectively refer to in this proxy statement/prospectus as the Rockwood organizational documents).

Certain of the principal attributes of the rights of Albemarle and Rockwood shareholders are similar. There are differences, however, between the rights of Rockwood shareholders before the merger under Delaware law and the rights Rockwood shareholders will have as shareholders of Albemarle following the merger under Virginia law. In addition, there are differences between the Albemarle organizational documents and the Rockwood organizational documents.

The following is a summary comparison of the material differences between the rights of Rockwood shareholders under Delaware law and Rockwood’s organizational documents and the rights Rockwood shareholders will have after the completion of the merger as shareholders of Albemarle under Virginia law and the Albemarle organizational documents. The discussion in this section does not include a description of rights or obligations under the U.S. federal securities laws or the relevant NYSE listing requirements or standards. This summary does not cover all the differences between applicable Virginia law and Delaware law affecting corporations and their shareholders or all of the differences between the Albemarle organizational documents and the Rockwood organizational documents. While we believe this summary is accurate in all material respects, the following descriptions are qualified in their entirety by reference to the complete text of the relevant provisions of applicable Virginia law, Delaware law, the Albemarle organizational documents and the Rockwood organizational documents. We encourage you to read those laws and documents.

Albemarle and Rockwood have filed with the SEC their respective organizational documents referenced in this comparison of shareholders’ rights and will send copies of these documents to you, without charge, upon your request. For more information, including how you can obtain a copy of the Albemarle and Rockwood organizational documents, see “Where You Can Find More Information” beginning on page 167.

	Rockwood Shareholder Rights	Albemarle Shareholder Rights

Authorized Capital Stock

400,000,000 shares of $0.01 par value common stock.

50,000,000 shares of $0.01 par value preferred stock.

As of [DATE], there were [—] shares of Rockwood common stock and no shares of Rockwood preferred stock outstanding.

150,000,000 shares of $0.01 par value common stock.

15,000,000 shares of preferred stock.

As of the effective time of the merger, Albemarle expects to have [—] shares of common stock and no shares of preferred stock outstanding.

Dividends

Under the DGCL, the directors of a corporation may declare and pay dividends upon the shares of its capital stock either: (1) out of its surplus, which is the excess of its net assets over its capital, as computed in accordance with Sections 154 and 244 of the DGCL; or (2) if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Holders of Rockwood common shares are entitled to receive dividends when, as and if declared by the Rockwood board of directors, out of funds legally available.

Under the VSCA, a corporation may pay dividends and other distributions only if, after giving effect to the dividend or distribution, (1) the corporation is still able to pay its debts as they become due in the usual course of business, and (2) the corporation’s total assets are greater than or equal to the sum of its total liabilities plus (unless the corporation’s articles of incorporation provide otherwise, which Albemarle’s do not) the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights, upon the dissolution, of shareholders whose preferential rights are superior to those receiving the dividend or distribution.

	Rockwood Shareholder Rights	Albemarle Shareholder Rights

Holders of Albemarle common shares are entitled to receive dividends or distributions when, as and if declared by the Albemarle board of directors, out of funds legally available.

Preemptive Rights	Rockwood’s amended and restated certificate of incorporation does not grant shareholders any preemptive right to subscribe to any additional issues of stock of Rockwood of any classes or series thereof, or to any securities of Rockwood convertible into such stock.	Albemarle’s amended and restated articles of incorporation provide that no shareholder shall have any preemptive or preferential right to purchase or subscribe to (i) any shares of any class of stock of Albemarle, whether now or hereafter authorized, (ii) any warrants, rights or options to purchase any such stock, or (iii) any obligations convertible into any such stock or into warrants, rights or options to purchase any such stock.

Meetings	Rockwood’s amended and restated bylaws provide that: the annual meeting of its shareholders shall be held within 150 days after the close of the fiscal year; and special meetings of its shareholders may be called only by its board of directors, chief executive officer or the chairman of its board of directors, for any purpose as shall be stated in the notice of meeting.	Albemarle’s amended and restated bylaws provide that: the annual meeting of its shareholders shall be held on a date and time chosen by its board of directors; and special meetings of its shareholders may be called at any time by the chief executive officer, president, chairman or a majority of the board of directors. At a special meeting, no business shall be transacted and no corporate action taken other than that stated in the notice of the meeting.

Notice of Shareholder Meetings	Under Rockwood’s amended and restated bylaws, written notice of each meeting of Rockwood shareholders will be given not less than 10 nor more than 60 days before the date of the meeting.	Under Albemarle’s amended and restated bylaws, written notice of each meeting of Albemarle shareholders will be given not less than 10 nor more than 60 days before the date of the meeting.

Voting

Holders of Rockwood common stock are entitled to one vote per share on all matters submitted for action by the shareholders. The holders of common stock do not have cumulative voting rights in the election of directors. Accordingly, the holders of more than 50% of the shares of common stock can, if they choose to do so, elect all the directors. In such event, the holders of the remaining shares of common stock will not be able to elect any directors.

Under Rockwood’s amended and restated bylaws, shareholder action is generally

Holders of Albemarle common stock are entitled to one vote per share on all matters voted on generally by shareholders, including the election of directors. Albemarle’s amended and restated articles of incorporation do not provide for cumulative voting for the election of directors, which means that the holders of a majority of the outstanding shares of Albemarle common stock have the capacity to elect all of the members of the Albemarle board of directors.

Under Albemarle’s amended and restated articles of incorporation, shareholder action is

	Rockwood Shareholder Rights	Albemarle Shareholder Rights

effective upon the affirmative vote of the majority of shares present at the meeting and entitled to vote. The election of directors generally requires a majority of votes cast at a meeting at which a quorum is present. However, if the number of nominees exceeds the number of directors to be elected, a plurality vote is required. Moreover, Rockwood’s amended and restated certificate of incorporation requires the affirmative vote of at least 80% of the voting power of all the outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class, to amend or repeal the bylaws, to remove directors for cause, to fill vacancies in the board if the DGCL expressly confers such power on shareholders, and to amend certain provisions in the amended and restated certificate of incorporation relating to shareholder actions by written consent, board composition, filling of board vacancies, removal of directors, limited liability of directors and indemnification of directors, officers, employees and agents, and amendment of the above supermajority voting requirements.

generally effective if the votes cast in favor of the action exceed the votes cast against the action. The election of directors requires a plurality vote of the shareholders at a meeting at which a quorum is present. However, Albemarle’s amended and restated articles of incorporation require the affirmative vote of two-thirds of the votes entitled to be cast by each voting group that is entitled to vote on such transaction for the approval of mergers, statutory share exchanges, sales or other dispositions of all or substantially all of Albemarle’s assets outside the usual and regular course of business or dissolution of Albemarle. Also, the approval of an affiliated transaction requires the affirmative vote of 75% of the votes entitled to be cast by each voting group that is entitled to vote on such transaction. (See “Description of Albemarle Common Stock—Voting Rights” beginning on page 148).

Furthermore, the affirmative vote of 75% of the votes entitled to be cast by each voting group that is entitled to vote on the matter must approve an amendment to provisions in Albemarle’s amended and restated articles of incorporation relating to the supermajority voting requirement for affiliated transactions.

Action by Written Consent

Delaware law permits shareholder action by written consent unless otherwise provided by Rockwood’s amended and restated certificate of incorporation.

Rockwood’s amended and restated certificate of incorporation precludes shareholder action by written consent.

Under the VSCA, unless otherwise provided by Albemarle’s amended and restated articles of incorporation, shareholders may act by written consent only if the consent is unanimous.

Albemarle’s amended and restated articles of incorporation do not authorize shareholder action by less-than-unanimous written consent.

Advanced Notice for Shareholder Proposals / Nominations	Rockwood’s amended and restated bylaws require that for shareholders to present business or nominate a director candidate at an annual meeting, a written notice must be received by the Corporate Secretary of Rockwood at its principal executive offices not less than 90 days nor more than 120 days before the first anniversary of the date on which Rockwood first mailed its proxy materials for the preceding year’s annual meeting. If the date of the annual meeting is changed by more than 30 days from the anniversary date of the previous year’s	Albemarle’s amended and restated bylaws provide that for shareholders to present business or nominate a director candidate at an annual meeting, a written notice must be delivered to the Secretary of Albemarle at its principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting. If the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, or if a special meeting is called for election of

	Rockwood Shareholder Rights	Albemarle Shareholder Rights

meeting, such notice must be delivered not earlier than 120 days prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the first public announcement of such annual meeting date.

In the event that the number of directors to be elected is increased and there is no public announcement by Rockwood naming all of the director nominees or specifying the increased size of the board at least 100 days prior to the anniversary of the mailing of proxy materials for the prior year’s annual meeting, a shareholder’s notice of nomination shall be considered timely, but only with respect to nominees for any new positions created by such increase, if it is delivered no later than the close of business on the 10th day following the first public announcement of such increase.

directors, such notice must be delivered not earlier than the close of business on the 120th day prior to such meeting and not later than the close of business on the later of the 90th day prior to such meeting or the 10th day following the first public announcement of the such meeting date.

In the event that the number of directors to be elected is increased and there is no public announcement by Albemarle naming additional directorships at least 100 days prior to the first anniversary of the preceding year’s annual meeting, a shareholder’s notice of nomination shall be considered timely, but only with respect to nominees for the additional directorships, if it is delivered no later than the close of business on the 10th day following the first public announcement of such increase.

Directors

Rockwood’s amended and restated certificate of incorporation provides that the Rockwood board of directors is divided into three classes of directors, with the classes to be as nearly equal in number as possible. The members of each class serve for a three-year term. As a result, approximately one-third of the Rockwood board of directors will be elected each year. Rockwood’s amended and restated certificate of incorporation also provides that the board shall consist of not less than three and not more than 15 directors and that the exact number of directors shall be determined by resolutions adopted by affirmative vote of a majority of the board of directors. The Rockwood board of directors currently consists of five directors.

The Rockwood organizational documents provide that directors may be removed only for cause and only upon the affirmative vote of at least 80% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, the Rockwood organizational documents provide that any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum.

Albemarle’s amended and restated articles of incorporation provide that, unless otherwise fixed in Albemarle’s amended and restated bylaws, the number of directors shall be three. Under Albemarle’s amended and restated bylaws, the Albemarle board of directors currently consists of 10 directors (which will be increased to 11 immediately upon the completion of the merger), each elected to serve until the next annual meeting of shareholders. Albemarle’s amended and restated bylaws provide that either the board of directors or the shareholders may change the size of the board, provided that the board of directors may not increase or decrease the number of directors by more than 30% of the number of directors last elected by Albemarle shareholders.

In addition, Albemarle’s amended and restated articles of incorporation provide that directors may be removed only for cause and Albemarle’s amended and restated bylaws state that any vacancy in the board of directors may be filled by the affirmative vote of the majority of the remaining directors, although less than a quorum.

	Rockwood Shareholder Rights	Albemarle Shareholder Rights

Exculpation

The DGCL provides that a corporation may limit or eliminate a director’s personal liability for monetary damages to the corporation or its shareholders for breach of fiduciary duty as a director, except for liability for: (1) any breach of the director’s duty of loyalty to such corporation or its shareholders; (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) willful or negligent violation of provisions of the DGCL governing payment of dividends and stock purchases or redemptions; (4) any transaction from which the director derived an improper personal benefit; or (5) any act or omission before the adoption of such a provision in the certificate of incorporation.

Rockwood’s amended and restated certificate of incorporation contains a provision so eliminating a director’s personal liability to the fullest extent permitted under the DGCL.

The VSCA provides that in any proceeding brought by or in the right of a corporation or brought by or on behalf of shareholders of the corporation, the damages assessed against an officer or director arising out of a single transaction, occurrence or course of conduct may not exceed the lesser of (1) the monetary amount, including the elimination of liability, specified in the articles of incorporation or, if approved by the shareholders, in the bylaws as a limitation on or elimination of the liability of the officer or director; or (2) the greater of (a) $100,000 or (b) the amount of cash compensation received by the officer or director from the corporation during the twelve months immediately preceding the act or omission for which liability was imposed. The liability of an officer or director is not limited under the VSCA, and the VSCA prohibits a corporation’s articles of incorporation and bylaws from limiting the liability of an officer or director, if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law.

Albemarle’s amended and restated articles of incorporation eliminate the liability of its directors and officers to the fullest extent permitted by the VSCA.

Indemnification	Under Rockwood’s amended and restated certificate of incorporation, Rockwood must indemnify, to the fullest extent permitted by the DGCL, each person who is or was, or is threatened to be made, a party to or subject to, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative in nature (including any legislative or self-regulatory proceeding), by reason of the fact that such person is or was, or had agreed to become or is alleged to have been director, officer or employee of Rockwood or is or was serving, or had agreed to serve or is alleged to have served, at the request of or to further the interest of Rockwood, as a director, officer, employee, manager, partner or trustee of, or in a similar capacity, for another corporation or any limited liability company, partnership, joint venture, trust or other enterprise, including any employee benefit plan of	Under Albemarle’s amended and restated articles of incorporation, Albemarle must indemnify any person who was or is a party to any proceeding, including a proceeding brought by a shareholder in the right of Albemarle or brought by or on behalf of Albemarle shareholders, by reason of the fact that such person is or was a director or officer of Albemarle or any director or officer who is or was serving at the request of Albemarle as a director, trustee, partner or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against any liability, including the obligation to pay a judgment, settlement, penalty, fine or excise tax assessed with respect to an employee benefit plan, and expenses incurred by such person in connection with such proceeding unless such person engaged in willful misconduct or a knowing violation of the criminal law.

	Rockwood Shareholder Rights		Albemarle Shareholder Rights

Rockwood or of any of its affiliates, or by reason of any action taken or omitted to alleged to have been taken or omitted by such person in any such capacity, against all expenses (including court costs and attorneys’ fees), settlements and liabilities actually and reasonably incurred or sustained by such person. A person may be indemnified only if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of Rockwood or, with respect to any criminal action, such person had no reasonable cause to believe his or her conduct was unlawful. In the case of an action or suit by or in the right or Rockwood, indemnification is available only for expenses (including court costs and attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided that no such indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless, and only to the extent, such indemnification is deemed proper by the Court of Chancery of Delaware or such other court in which the action or suit was brought.

Rockwood must also advance or promptly reimburse the expenses (including court costs and attorneys’ fees) incurred by any such person described above, if such person provides an undertaking to repay all amounts so advanced or reimbursed in the event that it is ultimately determined that such person is not entitled to be indemnified by Rockwood.

Albemarle must also make advances or reimburse the expenses if such person provides a written statement of his good faith belief that he has met the standard of conduct required for indemnification and a written undertaking to repay the advance if it is ultimately determined that he did not meet such standard of conduct.

Antitakeover Provisions

Subject to specific exceptions, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time of the transaction in which the person became an interested stockholder, unless:

The VSCA contains several provisions relating to transactions with an interested shareholder (defined as the beneficial owner of more than 10% of any class of a corporation’s outstanding voting shares). Under the VSCA, certain transactions between a corporation and an interested shareholder are referred to as affiliated transactions. Affiliated transactions include certain mergers and share exchanges, certain dispositions of corporate assets or voting shares, any dissolution proposed by or on behalf of an interested shareholder or any reclassification of securities or recapitalization or merger of the corporation with any of its subsidiaries which increases the percentage of
	•	the “business combination,” or the transaction in which the stockholder became an “interested stockholder” is approved by the board of directors prior to the time the “interested stockholder” attained that status;

Rockwood Shareholder Rights	Albemarle Shareholder Rights

•

upon consummation of the transaction that resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder), those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentiality whether shares held subject to the plan will be tendered in a tender or exchange offer); or

voting shares beneficially owned by an interested shareholder by more than five percent.

For three years following the time that a shareholder becomes an interested shareholder, a Virginia corporation cannot engage in an affiliated transaction with the interested shareholder without the approval of the holders of two-thirds of the voting shares, not including shares beneficially owned by the interested shareholder, and a majority of (but not fewer than two) disinterested directors. A disinterested director is a director who was a director before the date on which the shareholder became an interested shareholder or was recommended for election or elected by a majority of the disinterested directors then on the board.

After this three-year period, an affiliated transaction must be approved by the holders of two-thirds of the voting shares, not including shares beneficially owned by the interested shareholder, or it must satisfy statutory fair price requirements, but the approval of disinterested directors is no longer required.

The provisions of the VSCA relating to an affiliated transaction do not apply if a majority of disinterested directors approve the acquisition of shares making a person an interested shareholder prior to the time the person became an interested shareholder, if an interested shareholder became an interested shareholder by way of a gift or inheritance from such a person or if the person became an interested shareholder inadvertently and, as soon as practicable, divested beneficial ownership of a sufficient number of shares so that the person ceased to be an interested shareholder.

A corporation can expressly elect not to be governed by the VSCA’s affiliated transaction provisions in its articles of incorporation or bylaws provided certain voting requirements are met, but Albemarle has not done so.

Virginia law also contains provisions relating to control share acquisitions, which are transactions causing the voting power of any person acquiring beneficial ownership of shares of a Virginia public corporation to meet or exceed certain threshold percentages (20%, 33 1/3% or 50%) of the total votes entitled to be cast for the election of directors. Shares acquired in a control share acquisition have no voting rights unless:

•

at or subsequent to the time such person became an “interested stockholder,” the “business combination” is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the “interested stockholder.”

“Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the “interested stockholder.”

Subject to various exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns, or within the prior three years did own, 15% or more of the corporation’s outstanding voting stock.

Rockwood has not opted out of Section 203 of the DGCL and accordingly is subject to its provisions.

Delaware law does not contain a provision comparable to Virginia’s control share acquisition provisions.

	Rockwood Shareholder Rights	Albemarle Shareholder Rights
		•	the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation; or
		•	the articles of incorporation or bylaws of the corporation provide that these Virginia law provisions do not apply to acquisitions of its shares.

The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition.

As permitted by Virginia law, the Albemarle board of directors has adopted a bylaw opting out of the control share acquisition provisions of Virginia law.

Amendment to the Incorporation Document and the Bylaws

Delaware law provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

Rockwood’s amended and restated certificate of incorporation provides that the amended and restated bylaws may be amended by the board of directors or the stockholders, but in the case of amendment by the stockholders, only by a vote of at least 80% of the voting power of all of the outstanding shares of Rockwood stock entitled to vote in the election of directors, voting together as a single class. In addition, a vote of at least 80% of the voting power of all of the outstanding shares of Rockwood stock entitled to vote in the election of directors, voting as a single class, is required to amend certain provisions of Rockwood’s certificate of incorporation relating to actions by shareholders by written consent, board composition, filling of board vacancies, removal of directors, limited liability of directors and indemnification of

Virginia law generally provides that the vote of more than two-thirds of the votes entitled to be cast by each voting group is required to amend a corporation’s articles of incorporation, unless the articles of incorporation provided for a different vote.

Albemarle’s amended and restated articles of incorporation may be amended by a majority of the votes entitled to be cast by each voting group entitled to vote on the matter, except for amendments or restatements of supermajority voting requirements relating to affiliated transactions, mergers, statutory share exchanges, sales or other dispositions of all or substantially all Albemarle’s assets outside the usual and regular course of business or dissolution of Albemarle.

Albemarle’s amended and restated bylaws provide that Albemarle’s bylaws may be amended or altered by the Albemarle board of directors. The shareholders entitled to vote in respect of the election of directors may rescind, alter, amend or repeal any bylaws and enact bylaws which, if expressly so provided, may not be amended, altered or repealed by the board of directors.

	Rockwood Shareholder Rights	Albemarle Shareholder Rights

directors, officers, employees and agents, and the supermajority voting requirement for amendment of the above provisions in the certificate of incorporation.
Forum Selection	Rockwood’s amended and restated bylaws provide that unless Rockwood consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any derivative action brought on behalf of Rockwood, any action asserting breach of fiduciary duties owed by any director, officer or employee of Rockwood, any action arising pursuant to the DGCL or Rockwood’s organizational documents, or any action asserting a claim governed by the internal affairs doctrine.

Albemarle’s amended and restated bylaws provide that unless Albemarle consents in writing to the selection of an alternative forum, the United States District Court for the Eastern District of Virginia, Alexandria Division, or in the event that court lacks jurisdiction to hear such action, the Circuit Court of the County of Fairfax, Virginia, shall be the sole and exclusive forum for any derivative action brought on behalf of Albemarle, any action asserting a claim of breach of a legal duty owed by any current or former director, officer or other employee or agent of Albemarle to Albemarle or Albemarle shareholders, any action arising pursuant to the VSCA or Albemarle’s organizational documents or any action asserting a claim governed by the internal affairs doctrine. (See “Description of Albemarle Common Stock—Voting Rights” beginning on page 148).

Appraisal Rights

Under the DGCL, Rockwood shareholders are entitled to exercise certain appraisal rights in the event of a merger or consolidation in which Rockwood is a constituent, if such a transaction meets the requirements outlined below.

Appraisal rights are not available to Rockwood shareholders if (a) at the record date fixed to determine the shareholders entitled to receive notice of the meeting of shareholders to act upon the agreement of merger or consolidation, Rockwood common stock was listed on a national securities exchange or held of record by more than 2,000 holders, or (b) Rockwood was the surviving corporation in the merger or consolidation, and the merger or consolidation did not require shareholder approval.

Notwithstanding the foregoing, appraisal rights are available to Rockwood shareholders if (a) in the merger or consolidation, Rockwood shareholders are required to accept consideration other than (i) shares of stock in the surviving corporation, (ii) shares of stock in a corporation that are listed on a national

Under the VSCA, an Albemarle shareholder is generally entitled to exercise certain appraisal rights in any of the following corporate actions: (a) a merger to which Albemarle is a party (i) if shareholder approval is required for the merger, except that appraisal rights are not available with respect to Albemarle shares that remain outstanding after consummation of the merger, or (ii) if the merger is with a parent corporation that possesses at least 90% of the voting power of Albemarle or with any subsidiary of such parent corporation; (b) a share exchange in which Albemarle’s shares of stock will be acquired, except that appraisal rights are not available with respect to any Albemarle shares that are not exchanged; (c) a disposition of assets if the Albemarle shareholder is entitled to vote on the disposition; (d) an amendment of Albemarle’s articles of incorporation with respect to a class or series of shares that reduces the number of shares of a class or series owned by the Albemarle shareholder to a fraction of a share if Albemarle has the obligation or right to repurchase the fractional share so created; or (e) any other amendment to Albemarle’s articles of incorporation, or any other merger, share exchange or

Rockwood Shareholder Rights	Albemarle Shareholder Rights

securities exchange or are held of record by more than 2,000 holders, (iii) cash in lieu of fractional shares, or (iv) any combination of the foregoing; or (b) the surviving corporation in the merger or consolidation will be a public benefit corporation and Rockwood shareholders will become shareholders of that corporation.

The DGCL also outlines the procedures that shareholders must follow to exercise their appraisal rights. (See “The Merger—Appraisal Rights” beginning on page 101).

disposition of assets, to the extent provided by Albemarle’s organizational documents or a resolution of the Albemarle board of directors.

Appraisal rights are not available to Albemarle shareholders if (a) at the record date fixed to determine the shareholders entitled to receive notice of the meeting of shareholders to act upon the corporate action requiring appraisal rights or (b) the day before the effective date of such corporate action if there is no meeting of shareholders, Albemarle shares satisfy the following liquidity standards: (i) listed on a national securities exchange, (ii) traded in an organized market and have at least 2,000 shareholders and a market value of at least $20 million, exclusive of the value of such shares held by Albemarle’s subsidiaries, senior executives, directors and beneficial shareholders owning more than 10% of such shares, or (iii) issued by an open end management investment company registered with the SEC under the Investment Company Act of 1940 and redeemable at the option of the holder at net asset value.

Notwithstanding the above limitations, appraisal rights are available if (a) Albemarle shareholders are required by the terms of the corporate action to accept for their Albemarle shares anything other than cash or shares of any corporation that satisfy the liquidity standard described above or (b) the corporate action is an interested transaction as the term is defined in the VSCA.

The VSCA also outlines the procedures that shareholders must follow to exercise their appraisal rights.

LEGAL MATTERS

The legality of shares of Albemarle common stock offered by this joint proxy statement/prospectus will be passed upon for Albemarle by Troutman Sanders LLP.

EXPERTS

The consolidated financial statements incorporated in this joint proxy statement/prospectus by reference to Albemarle Corporation’s Current Report on Form 8-K dated August 7, 2014, and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Controls over Financial Reporting) incorporated in this joint proxy statement/prospectus by reference to the Annual Report on Form 10-K of Albemarle Corporation for the year ended December 31, 2013 have been so incorporated in reliance upon the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements incorporated in this joint proxy statement/prospectus by reference from Rockwood Holdings, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2013, and the effectiveness of Rockwood Holdings, Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

OTHER MATTERS

As of the date of this joint proxy statement/prospectus, the Albemarle board of directors knows of no matters that will be presented for consideration at the Albemarle special meeting other than as described in this joint proxy statement/prospectus and the Rockwood board of directors knows of no matters that will be presented for consideration at the Rockwood special meeting other than as described in this joint proxy statement/prospectus.

FUTURE ALBEMARLE SHAREHOLDER PROPOSALS

Under applicable regulations of the SEC, any shareholder desiring to make a proposal to be acted upon at the 2015 annual meeting of Albemarle shareholders must present such proposal to Albemarle’s Secretary at Albemarle’s principal executive offices at 451 Florida Street, Baton Rouge, Louisiana 70801, not later than November 28, 2014 (unless the date of the 2015 Annual Meeting is changed by more than 30 days from May 13, 2015, the one year anniversary date of the 2014 Annual Meeting, in which case the deadline is a reasonable time before Albemarle begins to print and send its proxy materials), in order for the proposal to be considered for inclusion in Albemarle’s 2015 proxy statement. Albemarle anticipates holding the 2015 Annual Meeting on Tuesday, May 12, 2015.

Albemarle’s amended and restated bylaws provide that for a director nomination or other business to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to Albemarle’s Secretary and any such proposed business other than the nominations of persons for election to the Albemarle board of directors must constitute a proper matter for shareholder action.

To be timely, a shareholder’s notice must be delivered to Albemarle’s Secretary at Albemarle’s principal executive offices no later than the close of business on the 90th day or earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting, which dates are February 12, 2015 and January 13, 2015, respectively; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice by such shareholder must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by Albemarle. The public announcement of an adjournment or postponement of an annual meeting does not commence a new time period, or extend any time period, for the giving of a shareholder’s notice as described above.

To be in proper form, a shareholder’s notice to Albemarle’s Secretary must set forth, as to the shareholder giving the notice, the information required pursuant to Albemarle’s amended and restated bylaws. Albemarle may also require shareholders to furnish additional information. The requirements found in Albemarle’s amended and restated bylaws are separate from, and in addition to, the requirements of the SEC that a shareholder must meet to have a proposal included in the proxy statement.

FUTURE ROCKWOOD SHAREHOLDER PROPOSALS

In light of the expected timing of the completion of the transactions contemplated by the merger agreement, Rockwood expects to hold its 2015 annual meeting of Rockwood shareholders only if the merger is not completed.

In the event Rockwood holds a 2015 annual shareholders meeting, Rockwood’s amended and restated bylaws require all shareholders who intend to nominate persons for election to the board of directors or make proposals at an annual meeting to give timely notice thereof in writing to the Corporate Secretary of Rockwood, Thomas J. Riordan, at Rockwood Holdings, Inc., 100 Overlook Center, Princeton, New Jersey 08540. Rockwood’s amended and restated bylaws require advance notice by any shareholder who proposes director nominations or any other business for consideration at a shareholders’ meeting. To be timely, notice to Rockwood’s Corporate Secretary must be received at the above address not less than 90 days nor more than 120 days prior to the first anniversary of the date on which Rockwood first mailed its proxy materials for the previous year’s annual meeting, after which point a shareholder proposal will be considered untimely. Therefore, to be presented at the 2015 annual meeting, such a proposal must be received by Rockwood’s Corporate Secretary on or after November 29, 2014 but no later than December 29, 2014. In the event that the date of the 2015 annual meeting is changed by more than 30 days from May 9, 2015, the anniversary date of the previous year’s meeting, shareholder notice must be so delivered not earlier than 120 days prior to the 2015 annual meeting and not later than the close of business on the later of the 90th day prior to the 2015 annual meeting or the 10th day following the day on which public announcement of the date of the 2015 annual meeting is first made. However, if the number of directors to be elected to the board of directors of Rockwood is increased and there is no public announcement by Rockwood naming all of the nominees for director or specifying the size of the increased board of directors at least 100 calendar days prior to the anniversary of the mailing of proxy materials for the prior year’s annual meeting, then a shareholder notice only with respect to nominees for any new positions created by such increase must be received by the Corporate Secretary of Rockwood not later than the close of business on the 10th calendar day following such public announcement. Please refer to Rockwood’s amended and restated bylaws for certain other related requirements.

If any shareholder wishes to propose a matter for consideration at Rockwood’s 2015 annual meeting of shareholders, the proposal should be mailed by certified mail, return receipt requested, to Rockwood’s Corporate Secretary at the address in the previous paragraph. To be eligible under the SEC’s shareholder proposal rule (Rule 14a-8(e) of the Exchange Act) for inclusion in Rockwood’s 2015 annual meeting proxy statement and form of proxy card, a proposal must be received by Rockwood’s Corporate Secretary on or before November 28, 2014.

WHERE YOU CAN FIND MORE INFORMATION

Albemarle and Rockwood file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Albemarle and Rockwood file with the SEC at the SEC’s public reference room at the following location:

Public Reference Room

100 F Street, N.E.

Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov. You may also access the SEC filings and obtain other information about Albemarle and Rockwood through the websites maintained by Albemarle and Rockwood, which are www.albemarle.com and www.rockwoodspecialties.com, respectively. The information contained in those websites is expressly not incorporated by reference in this joint proxy statement/prospectus.

The SEC allows Albemarle and Rockwood to “incorporate by reference” information into this joint proxy statement/prospectus, which means that the companies can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference into this joint proxy statement/prospectus is considered part of this joint proxy statement/prospectus, except for any information superseded by information contained directly in this joint proxy statement/prospectus or in later filed documents incorporated by reference in this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents set forth below that Albemarle and Rockwood have previously filed with the SEC (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K). These documents contain important business and financial information about Albemarle (Commission file number 001-12658) and Rockwood (Commission file number 001-32609) that is not included in or delivered with this joint proxy statement/prospectus.

Albemarle Filing	Period/Filing Date

Annual Report on Form 10-K	For the year ended December 31, 2013, filed on February 25, 2014

Proxy Statement on Schedule 14A	Filed on March 28, 2014

Quarterly Reports on Form 10-Q	For the quarters ended March 31, 2014 and June 30, 2014, filed on April 24, 2014 and July 31, 2014, respectively

Current Reports on Form 8-K	Filed on February 7, 2014, filed on February 28, 2014, filed on March 26, 2014, filed on May 14, 2014, filed on May 30, 2014, filed July 15, 2014 (solely with respect to Item 8.01), filed on July 18, 2014, filed on August 8, 2014, and filed on August 21, 2014

Rockwood Filing	Period/Filing Date

Annual Report on Form 10-K	For the year ended December 31, 2013, filed on March 4, 2014

Proxy Statement on Schedule 14A	Filed on March 28, 2014

Quarterly Reports on Form 10-Q	For the quarters ended March 31, 2014 and June 30, 2014, filed on May 8, 2014 and August 8, 2014, respectively

Current Reports on Form 8-K	Filed on March 3, 2014 (solely with respect to Item 8.01), filed on April 4, 2014, filed on May 9, 2014, filed on June 2, 2014, filed on June 23, 2014, filed on July 11, 2014, filed on July 15, 2014, filed on July 18, 2014, filed on July 30, 2014, filed on August 4, 2014, and dated as of August 27, 2014

Albemarle and Rockwood also incorporate by reference additional documents that may be filed with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this joint proxy statement/prospectus and, in the case of Albemarle, the date of the Albemarle special meeting, and, in the case of Rockwood, the date of the Rockwood special meeting. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

Shareholders and investors will be able to obtain a free copy of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about Albemarle and Rockwood, without charge, at the SEC’s website (www.sec.gov). Copies of the registration statement and joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to either Albemarle Corporation or Rockwood Holdings, Inc. at the following addresses:

Albemarle Corporation 451 Florida Street Baton Rouge, Louisiana 70801 Attention: Investor Relations Telephone: 225-388-7322	Rockwood Holdings, Inc. 100 Overlook Center Princeton, New Jersey 08540 Attn: Investor Relations Telephone: 609-524-1101

You should rely only on the information contained or incorporated by reference in this joint proxy statement/prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus. You should assume that the information in this joint proxy statement/prospectus supplement is accurate only as of August 27, 2014. You should also assume that the information contained in any document incorporated by reference herein is accurate only as of the date of such document. Neither the mailing of this joint proxy statement/prospectus to shareholders nor the issuance of shares of Albemarle common stock in the merger creates any implication to the contrary.

ANNEX A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

ALBEMARLE CORPORATION,

ALBEMARLE HOLDINGS CORPORATION,

and

ROCKWOOD HOLDINGS, INC.

Dated as of July 15, 2014

A-i

A-ii

A-iii

INDEX OF DEFINED TERMS

Agreement	Preamble
Alternative Commitment Letters	Section 5.11(b)
Alternative Financing	Section 5.11(b)
Appraisal Shares	Section 2.4
Audited Balance Sheet Date	Section 3.5(e)
Bonus Plan	Section 5.12(e)(ii)
Book-Entry Shares	Section 2.1(c)
Certificate	Section 2.1(c)
Certificate of Merger	Section 1.3
Closing	Section 1.2
Closing Date	Section 1.2
Commitment Letter	Section 4.20
Company	Preamble
Company Acquisition Proposal	Section 5.4(g)(i)
Company Designees	Section 5.16
Company Disclosure Letter	Article III Preamble
Company Indemnified Party	Section 5.10(a)
Company Investment	Section 3.2(e)
Company Material Contracts	Section 3.16(b)
Company Negotiation Period	Section 5.4(e)
Company Recommendation	Section 3.3(b)
Company Recommendation Change	Section 5.4(e)
Company RSU	Section 2.6(c)
Company SEC Documents	Section 3.5(a)
Company Stock Option	Section 2.6(a)
Company Termination Fee	Section 7.3(b)
Consent Solicitation	Section 5.11(e)(i)
Consent Solicitation Documents	Section 5.11(e)(iv)
Continuing Employees	Section 5.12(a)
DGCL	Section 1.1
Economic Sanctions	Section 3.9(c)
Effective Time	Section 1.3
Excess Shares	Section 2.3
Exchange Agent	Section 2.5(a)
Exchange Fund	Section 2.5(a)
Exchange Ratio	Section 2.1(b)
Financing	Section 4.20
Foreign Corrupt Practices Act	Section 3.9(b)
FY2014 Bonuses	Section 5.12(c)(i)
Joint Proxy Statement	Section 5.3(a)
Merger	Recitals
Merger Consideration	Section 2.1(b)
Merger Sub	Preamble
Outside Date	Section 7.1(b)(ii)
Parent	Preamble

A-iv

Parent Acquisition Proposal	Section 5.5(g)(i)
Parent Disclosure Letter	Article IV Preamble
Parent Material Contracts	Section 4.17(b)
Parent Negotiation Period	Section 5.5(e)
Parent Recommendation	Section 4.4(b)
Parent Recommendation Change	Section 5.5(e)
Parent SEC Documents	Section 4.6(a)
Parent Termination Fee	Section 7.3(c)
Parent Title IV Plan	Section 4.12(a)
Party or Parties	Preamble
Per Share Cash Amount	Section 2.1(b)
Premium Cap	Section 5.10(c)
Required Amount	Section 4.20
Restricted Commitment Letter Amendments	Section 5.11(a)
Section 262	Section 2.4
Stock Option Exchange Ratio	Section 2.6(a)
Substitute Option	Section 2.6(a)
Superior Company Proposal	Section 5.4(g)(ii)
Superior Parent Proposal	Section 5.5(g)(ii)
Surviving Corporation	Section 1.1
Title IV Plan	Section 3.11(a)

A-v

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of July 15, 2014 (this “Agreement”), is made and entered into by and among ALBEMARLE CORPORATION, a Virginia corporation (“Parent”), ROCKWOOD HOLDINGS, INC., a Delaware corporation (the “Company”), and ALBEMARLE HOLDINGS CORPORATION, a Delaware corporation and wholly-owned Subsidiary of Parent (“Merger Sub”). Parent, Merger Sub and the Company are referred to individually as a “Party” and collectively as the “Parties.”

W I T N E S S E T H:

WHEREAS, the Parties intend that, on the terms and subject to the conditions set forth in this Agreement, Merger Sub will merge with and into the Company, with the Company surviving the merger as the surviving corporation (the “Merger”);

WHEREAS, the Boards of Directors of Parent, Merger Sub and the Company have each determined it is advisable to engage in the transactions contemplated hereby; and

WHEREAS, Parent, the Company and Merger Sub desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

THE MERGER

Section 1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, Merger Sub shall be merged with and into the Company, whereupon the separate existence of Merger Sub will cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”). As a result of the Merger, the Surviving Corporation shall become a wholly-owned Subsidiary of Parent.

Section 1.2. Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Shearman & Sterling LLP, 599 Lexington Avenue, New York, New York 10022, at 9:00 a.m. local time, on the second Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VI (other than those conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions or valid waiver by the Party entitled to waive such conditions), or at such other place, time and date as may be agreed to by Parent and the Company. The date on which the Closing occurs is referred to herein as the “Closing Date.”

Section 1.3. Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Company shall file with the Secretary of State of the State of Delaware the certificate of merger relating to the Merger (the “Certificate of Merger”), executed in accordance with the relevant provisions of the DGCL. The Merger shall become effective at the time that the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time as Parent and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective, the “Effective Time”).

Section 1.4. Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities and duties of the Company and Merger Sub, all as provided under the DGCL.

Section 1.5. Certificate of Incorporation and By-laws.

(a) At the Effective Time, the certificate of incorporation of the Company shall be the certificate of incorporation of the Surviving Corporation, until amended in accordance with the provisions thereof and applicable Law (subject to Section 5.10).

(b) At the Effective Time, the by-laws of Merger Sub shall be the by-laws of the Surviving Corporation, except the references to Merger Sub’s name shall be replaced by references to “Rockwood Holdings, Inc.”, until such by-laws are amended in accordance with the provisions thereof and applicable Law (subject to Section 5.10).

Section 1.6. Directors and Officers of the Surviving Corporation.

(a) Prior to the Closing, the Company shall take all actions necessary, including obtaining and delivering resignations of each of the directors of the Company (effective as of the Effective Time) so that the directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

(b) The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

ARTICLE II

EFFECT ON THE CAPITAL STOCK; EXCHANGE OF CERTIFICATES

Section 2.1. Effect on Capital Stock of the Company and Merger Sub. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of any Securities of the Company or Merger Sub:

(a) All shares of Company Common Stock that are owned, directly or indirectly, by Parent, the Company (including shares held as treasury stock or otherwise) or Merger Sub immediately prior to the Effective Time shall be automatically cancelled and shall cease to exist (other than any shares of Company Common Stock held by any wholly-owned Company Subsidiary, which shall remain outstanding as shares of the Surviving Corporation) and no consideration shall be delivered in exchange therefor.

(b) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares to be cancelled in accordance with Section 2.1(a), (ii) shares held by any wholly-owned Company Subsidiary, and (iii) subject to the provisions of Section 2.4, Appraisal Shares) shall be converted into the right to receive (x) $50.65 in cash, without interest (such amount of cash, the “Per Share Cash Amount”), and (y) 0.4803 (such ratio, the “Exchange Ratio”) of a validly issued, fully paid and non-assessable share of Parent Common Stock (and, if applicable, cash in lieu of fractional shares of Parent Common Stock payable in accordance with Section 2.3) (the consideration payable in accordance with this Section 2.1(b), collectively, the “Merger Consideration”).

(c) All shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Section 2.1 shall automatically be cancelled and shall cease to exist, and each holder of (1) a certificate that immediately prior to the Effective Time represented any such shares of Company Common Stock (a “Certificate”) or (2) any such shares of Company Common Stock held in book entry form (“Book-Entry Shares”) shall cease to have any rights with respect thereto, except the right to receive (A) the Merger Consideration and (B) any other amounts expressly provided herein, without interest, subject to compliance with the procedures set forth in Section 2.5.

(d) Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

Section 2.2. Certain Adjustments. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the earlier of (i) the Effective Time or (ii) any termination of this Agreement in accordance with Article VII, the outstanding shares of Parent Common Stock or Company Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment, or other similar transaction, or a stock dividend thereon shall be declared with a record date within said period, then the Per Share Cash Amount, the Exchange Ratio and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide Parent and the holders of Company Common Stock (including Company Stock Options exercisable for Company Common Stock or Company RSUs that may be settled with Company Common Stock) the same economic effect as contemplated by this Agreement prior to such event. Nothing in this Section 2.2 shall be construed to permit any Party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

Section 2.3. Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of Company Common Stock pursuant to Section 2.1, and such fractional share interests shall not entitle the owner thereof to any Parent Common Stock or to vote or to any other rights of a holder of Parent

Common Stock. All fractional shares of Parent Common Stock which a holder of Company Common Stock would be otherwise entitled to receive (after taking into account all shares of Company Common Stock exchanged by such holder) shall be aggregated and calculations shall be rounded to three decimal places. In lieu of any such fractional shares, each holder of Company Common Stock who would otherwise be entitled to such fractional shares shall be entitled to receive an amount in cash, without interest, representing such holder’s proportionate interest in the net proceeds from the sale of shares of Parent Common Stock representing all such fractional shares (the “Excess Shares”) by the Exchange Agent on behalf of all such holders in accordance with the procedures set forth in Section 2.5(a). The amount of cash which each holder of Company Common Stock who would otherwise be entitled to fractional shares of Parent Common Stock shall be entitled to receive shall be an amount equal to (a) the net proceeds of such sale(s) of Excess Shares by the Exchange Agent multiplied by (b) a fraction, the numerator of which is the amount of fractional interests to which such holder of shares of Company Common Stock would otherwise be entitled and the denominator of which is the aggregate number of Excess Shares. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Common Stock in lieu of any fractional share interests in Parent Common Stock, the Exchange Agent shall make available such amounts, without interest, to the holders of Company Common Stock entitled to receive such cash following the procedures in Section 2.5(b).

Section 2.4. Appraisal Shares. Notwithstanding anything in this Agreement to the contrary, shares (“Appraisal Shares”) of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such Appraisal Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Section 262”) shall not be converted into the right to receive the Merger Consideration as provided in Section 2.1 and the holders of such Appraisal Shares shall be entitled only to such rights as may be granted to such holders pursuant to Section 262 of the DGCL; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262, then such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, the Merger Consideration as provided in Section 2.1. The Company shall provide prompt notice to Parent of any demands received by the Company for appraisal of any shares of Company Common Stock, withdrawals of such demands and any other instruments served pursuant to Section 262 received by the Company. Parent shall have the right to participate in all negotiations and Proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

Section 2.5. Exchange of Company Common Stock.

(a) Prior to the Effective Time, Parent shall enter into a customary exchange agreement (which shall be reasonably acceptable to the Company) with a nationally recognized financial institution designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”). At or immediately prior to the Effective Time, Parent shall deposit with the Exchange Agent for the benefit of the holders of shares of Company Common Stock (i) for exchange in accordance with this Article II, through the Exchange Agent, subject to Section 2.5(b)(ii), book-entry shares (or certificates if requested) representing the full number of whole shares of Parent Common Stock issuable pursuant to Section 2.1 in exchange for outstanding shares of Company Common Stock and (ii) cash in an aggregate amount necessary to pay the cash portion of the Merger Consideration, and Parent shall, after the Effective Time on the appropriate payment date, if applicable, provide or cause to be provided to the Exchange Agent any dividends or other distributions payable on such shares of Parent Common Stock pursuant to Section 2.5(c) (such shares of Parent Common Stock and cash provided to the Exchange Agent, together with any dividends or other distributions with respect thereto, are hereinafter referred to as the “Exchange Fund”). For the purposes of such deposit, Parent shall assume that there will not be any fractional shares of Parent Common Stock. The Exchange Agent shall, as soon as practicable following the Effective Time, (x) calculate the aggregate number of Excess Shares in accordance with Section 2.3 and (y) sell such Excess Shares on the NYSE, through one or more member firms of the NYSE, in round lots to the extent practicable. The Exchange Agent shall pay all commissions, transfer Taxes and other out-of-pocket transaction costs incurred in connection with such sale(s) of Excess Shares out of the proceeds of such sale(s) and shall deposit the net proceeds of such sale(s) in the Exchange Fund to be distributed to the applicable holders entitled to cash in lieu of fractional shares in accordance with Section 2.3. Except as provided in Section 2.5(h), the Exchange Fund shall not be used for any other purpose.

(b) Exchange Procedures.

(i) Certificates. Parent shall instruct the Exchange Agent to mail, as soon as reasonably practicable (but in any event within five (5) Business Days) after the Closing Date, to each holder of record of a Certificate whose shares of Company Common Stock were converted into the right to receive the Merger Consideration pursuant to Section 2.1, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in a form and have such customary provisions as Parent and the Company may reasonably agree prior to the Effective Time) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor, and Parent shall cause the Exchange Agent to pay and deliver in exchange therefor as promptly as practicable, (A) cash in an amount equal to the Per Share Cash Amount multiplied by the number of shares of Company Common Stock previously represented by such Certificate, (B) the number of shares of Parent Common Stock (which shall be in book-entry form unless a certificate is requested) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Certificate pursuant to Section 2.1(b) (after taking into account all other Certificates surrendered by such holder pursuant to this Section 2.5(b)(i)), (C) any dividends or other distributions payable in respect of such whole number of shares of Parent Common Stock pursuant to Section 2.5(c)(i) and (D) cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.3, and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made and shares may be issued to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such Tax has been paid or is not applicable. No interest shall be paid or accrue on any cash payable upon surrender of any Certificate.

(ii) Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration that such holder is entitled to receive in respect of such Book-Entry Shares pursuant to this Article II. In lieu thereof, each holder of record of one or more Book-Entry Shares whose shares of Company Common Stock were converted into the right to receive the Merger Consideration pursuant to Section 2.1 shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver as promptly as practicable after the Effective Time, (A) cash in an amount equal to the Per Share Cash Amount multiplied by the number of shares of Company Common Stock previously represented by such Book-Entry Shares, (B) the number of shares of Parent Common Stock (which shall be in book-entry form unless a certificate is requested) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Book-Entry Shares pursuant to Section 2.1(b) (after taking into account all other Book-Entry Shares converted by such holder pursuant to this Section 2.5(b)(ii)), (C) any dividends or other distributions payable in respect of such whole number of Book-Entry Shares pursuant to Section 2.5(c)(ii) and (D) cash in lieu of any fractional shares payable pursuant to Section 2.3, and the Book-Entry Shares of such holder shall forthwith be cancelled. No interest shall be paid or accrue on any cash payable upon conversion of any Book-Entry Shares.

(c) Distributions with Respect to Unexchanged Shares.

(i) Certificates. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any Certificate formerly representing Company Common Stock, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.3, until the surrender of such Certificate in accordance with this Article II. Subject to applicable Law, following surrender of any such Certificate, there shall be paid to the holder of the shares of Parent Common Stock issued in exchange therefor, without interest, (A) at the time of delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.5(b)(i), the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Parent Common Stock and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.5(b)(i), and a payment date subsequent to such delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.5(b)(i), payable with respect to such shares of Parent Common Stock.

(ii) Book-Entry Shares. There shall be paid to the holder of the shares of Parent Common Stock issued in exchange for Book-Entry Shares in accordance with this Article II, without interest, (A) at the time of delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.5(b)(ii), the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Parent Common Stock and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to the time of such delivery by the Exchange Agent pursuant to Section 2.5(b)(ii), and a payment date subsequent to the time of such delivery by the Exchange Agent pursuant to Section 2.5(b)(ii), payable with respect to such shares of Parent Common Stock.

(d) The Merger Consideration issued and paid in accordance with the terms of this Article II upon the surrender of the Certificates (or, as promptly as practicable, in the case of the Book-Entry Shares) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock (other than the right to receive dividends or other distributions, if any, in accordance with Section 2.5(c)). After the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates formerly representing shares of Company Common Stock are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II.

(e) Any portion of the Exchange Fund that remains undistributed to the former holders of Company Common Stock for six (6) months after the Effective Time shall be delivered to the Surviving Corporation upon its demand therefor, and any former holder of Company Common Stock who has not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of its claim for the Merger Consideration, any cash in lieu of fractional shares and any dividends or distributions with respect to Parent Common Stock as contemplated by Section 2.5(c).

(f) None of Parent, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash payable pursuant to this Agreement delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any Merger Consideration remaining unclaimed by former holders of Company Common Stock immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the fullest extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

(g) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond in reasonable amount as Parent or the Exchange Agent may direct, as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration and any unpaid dividends or other distributions and any cash in lieu of fractional shares that would be payable or deliverable in respect thereof pursuant to Section 2.5(c) had such lost, stolen or destroyed Certificate been surrendered as provided in this Article II.

(h) Parent shall direct the Exchange Agent to invest the cash included in the Exchange Fund in accordance with Parent’s directions, subject to the terms and conditions of this Section 2.5(h). Any interest, gains and other income resulting from such investments shall be the sole and exclusive property of Parent payable to Parent upon its request, and no part of such interest, gains and other income shall accrue to the benefit of holders of Company Common Stock; provided, however, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable to holders of Company Common Stock pursuant to this Article II. If for any reason (including losses) the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder, Parent shall promptly deposit cash into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations.

(i) Parent, the Surviving Corporation or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any former holder of Company Common Stock, a Company Stock Option or a Company RSU, such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Law. Any amount deducted or withheld pursuant to this Section 2.5(i) and duly paid over to the applicable Tax authority shall be treated as having been paid to the holder of such Company Common Stock, Company Stock Option or Company RSU in respect of which such deduction or withholding was made.

Section 2.6. Company Stock Options and Other Stock-Based Awards.

(a) Each option to acquire shares of Company Common Stock (a “Company Stock Option”) granted under any of the Company Stock Incentive Plans that is outstanding and unexercised immediately prior to the Effective Time, whether or not then vested or exercisable, shall remain outstanding following the Effective Time. At the Effective Time, the Company Stock Options shall, by virtue of the Merger and without any further action on the part of the Company or the holders thereof, be assumed by Parent in such manner that Parent (i) is a corporation “assuming a stock option in a transaction to which Section 424(a) applies” within the meaning of Section 424 of the Code and the regulations thereunder or (ii) to the extent that Section 424 of the Code does not apply to any such Company Stock Options, would be such a corporation were Section 424 of the Code applicable to such Company Stock Options. From and after the Effective Time, all references to the Company in the Company Stock Incentive

Plans and the applicable stock option award agreements issued thereunder shall be deemed to refer to Parent, which shall have assumed the Company Stock Incentive Plans as of the Effective Time by virtue of this Agreement and without any further action. Each Company Stock Option assumed by Parent (each, a “Substitute Option”) shall be exercisable upon the same terms and conditions as under the applicable Company Stock Incentive Plan and the applicable stock option award agreement issued thereunder, except that each such Substitute Option shall be exercisable for, and represent the right to acquire, that whole number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of Company Common Stock subject to the related Company Stock Option immediately prior to the Effective Time and (B) the Stock Option Exchange Ratio, and the exercise price per share of Parent Common Stock (rounded up to the nearest whole cent) shall equal the quotient obtained by dividing (x) the exercise price per share of Company Common Stock of such Company Stock Option by (y) the Stock Option Exchange Ratio; provided, that the exercise price and the number of shares of Parent Common Stock subject to the Substitute Option shall be determined in a manner consistent with the requirements of Section 409A of the Code, and, in the case of Company Stock Options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Code, consistent with the requirements of Section 424 of the Code. For purposes of this Agreement, “Stock Option Exchange Ratio” means the sum of (i) the Exchange Ratio and (ii) the quotient obtained by dividing (x) the Per Share Cash Amount by (y) the Parent Share Cash Value.

(b) As soon as practicable after the Effective Time, Parent shall deliver, or cause to be delivered, to each holder of a Substitute Option an appropriate notice setting forth such holder’s rights pursuant thereto and such Substitute Option shall continue in effect on the same terms and conditions (including any antidilution provisions, and subject to the adjustments required by this Section 2.6 after giving effect to the Merger). Parent shall comply with the terms of all such Substitute Options and use commercially reasonable efforts to ensure, to the extent required by, and subject to the provisions of, the Company Stock Plans, that Substitute Options that qualified as incentive stock options under Section 422 of the Code prior to the Effective Time continue to qualify as incentive stock options after the Effective Time. Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of Substitute Options pursuant to the terms set forth in this Section 2.6. As soon as practicable after the Effective Time, the shares of Parent Common Stock subject to Substitute Options shall be covered by an effective registration statement on Form S-8 (or any successor form) or another appropriate form, and Parent shall use its commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements for so long as Substitute Options remain outstanding.

(c) Immediately prior to the Effective Time, each performance-based stock unit or performance-based market stock unit granted under the Company Stock Incentive Plans (a “Company RSU”) shall pursuant to the terms of the applicable award agreement, be converted into the right to receive a cash payment (the amount of which payment shall be calculated under the applicable award agreement), which payment shall become vested and be paid in accordance with the terms of the applicable award agreement, less all applicable withholding taxes and other authorized deductions; provided, however, that, for purposes of calculating the “CIC Settlement Amount” under the applicable award agreement, the “CIC Per Share Price” shall equal the sum of (x) the Per Share Cash Amount plus (y) the product of the Exchange Ratio and the Parent Share Cash Value.

(d) The Company shall, prior to the Effective Time, take all actions as are reasonably necessary in order to effectuate this Section 2.6; provided that such actions shall be expressly conditioned upon the consummation of the Merger and shall be of no force or effect if this Agreement is terminated or if the transactions contemplated hereby are abandoned. In addition, all payments to be made to employees of the Surviving Corporation in respect of Company RSUs may be made via the Surviving Corporation’s payroll system.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as otherwise disclosed or identified in (a) the Company SEC Documents filed with or furnished to the SEC prior to the date of this Agreement, but excluding any risk factor disclosure and disclosure of risks included in any “forward looking statements” disclaimer or other statement included in such Company SEC Documents to the extent they are predictive or forward looking in nature or (b) the letter (the “Company Disclosure Letter”) delivered to Parent by the Company at the time of the execution of this Agreement (which Company Disclosure Letter identifies by reference to sections of this Agreement any exceptions to each of the representations, warranties and covenants contained in this Agreement; provided, however, that any information set forth in one section of the Company Disclosure Letter shall be deemed to apply to each other section thereof or hereof to which its relevance is reasonably apparent), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1. Organization and Corporate Power.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where the failure to have such power or authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions in which the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has made available to Parent copies of its Constituent Documents, as in effect on the date of this Agreement.

(b) Each Company Subsidiary is a corporation duly incorporated or a limited liability company, partnership or other entity duly organized and is validly existing and in good standing, if applicable, under the Laws of the jurisdiction of its incorporation or organization and has all requisite corporate or other entity power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where the failure to be so duly incorporated, duly organized, validly existing or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each Company Subsidiary is duly qualified or licensed to do business and is in good standing, if applicable, in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions in which the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.2. Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of the Company consists of 400,000,000 shares of Company Common Stock and 50,000,000 shares of Company Preferred Stock.

(b) As of the close of business on July 10, 2014, there were (i) 71,239,946 shares of Company Common Stock issued and outstanding; (ii) no shares of Company Preferred Stock issued and outstanding; (iii) 9,297,526 shares of Company Common Stock owned by the Company as treasury stock; (iv) no shares of Company Common Stock owned by Subsidiaries of the Company; and (v) 1,233,067 shares of Company Common Stock reserved for issuance pursuant to the Company Stock Incentive Plans, including (A) 659,979 shares of Company Common Stock that are subject to issuance pursuant to the exercise of Company Stock Options outstanding under the Company Stock Incentive Plans (whether or not presently exercisable) and (B) 573,088 shares of Company Common Stock subject to outstanding Company RSUs (assuming target performance levels are achieved). As of the close of business on July 10, 2014, except as set forth above, no other Securities or Equity Interests of the Company were issued, reserved for issuance or outstanding. From the close of business on July 10, 2014 to the date of this Agreement, there have been no issuances by the Company of any Securities or Equity Interests of the Company, other than the issuance of Company Common Stock upon the exercise of Company Stock Options or settlement of Company RSUs. All of the issued and outstanding shares of Company Common Stock have been, and any shares of Company Common Stock issued upon the exercise of Company Stock Options or settlement of Company RSUs will be, duly authorized and validly issued and are or will be fully paid, nonassessable and free of preemptive or similar rights.

(c) There are no outstanding Securities, options, warrants, calls, rights, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments or Contracts to which the Company or any Company Subsidiary is a party, or by which the Company or any Company Subsidiary is bound, obligating the Company or any Company Subsidiary to issue, deliver or sell, Securities of the Company or of any Company Subsidiary, or obligating the Company to make any payment based on the value or price of the Company Common Stock or of any Security of the Company or any Company Subsidiary. There are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Securities or Equity Interests of, or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, the Company, any Company Subsidiary or any other Person, other than pursuant to the Company Benefit Plans or pursuant to arrangements among the Company or any Company Subsidiaries.

(d) There are no bonds, debentures, notes or other Indebtedness of the Company or any of the Company Subsidiaries having the right to vote (or convertible into, or exchangeable for, Securities having the right to vote) on any matters on which stockholders of the Company may vote. There are no proxies, voting trusts or Contracts to which the Company or any Company Subsidiary is a party, or is bound, with respect to the voting of any Securities of the Company or any Company Subsidiary or the registration of the Securities of the Company or the Company Subsidiaries under any U.S. or foreign securities Law.

(e) The Company is, directly or indirectly, the record holder and Beneficial Owner of all of the outstanding Securities of each Company Subsidiary, free and clear of any material Liens and free of any other material limitation or restriction (including any limitation or restriction on the right to vote, sell, transfer or otherwise dispose of the Securities). All of such Securities so owned by the Company have been duly authorized and validly issued and are fully paid and nonassessable and no such Securities have been issued in violation of any preemptive or similar rights. Except for the Securities of the Company Subsidiaries or as set forth on Section 3.2(e) of the Company Disclosure Letter, the Company does not own, directly or indirectly, any Securities or other ownership interests in any other Person (any such interests in another Person set forth on Section 3.2(e) of the Company Disclosure Letter, a “Company Investment”). The Company owns, directly or indirectly, each Company Investment, free and clear of any material Liens and free of any other material limitation or restriction (including any limitation or restriction on the right to vote, sell, transfer or otherwise dispose of such Company Investment).

Section 3.3. Authority; Execution and Delivery; Enforceability; State Takeover Statutes.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and, subject to obtaining the Company Stockholder Approval, to consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Merger, to receipt of the Company Stockholder Approval and the filing of the Certificate of Merger in accordance with the DGCL. The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent and Merger Sub of this Agreement, this Agreement constitutes the Company’s legal, valid and binding obligation, enforceable against it in accordance with its terms, except as limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity. Neither the Company nor any Company Subsidiary owns any shares of Parent Common Stock.

(b) The Company Board, at a meeting duly called and held, unanimously adopted resolutions (i) approving the execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby, (ii) declaring this Agreement advisable and (iii) recommending that the Company’s stockholders adopt this Agreement (the “Company Recommendation”). As of the date of this Agreement, such resolutions have not been changed, modified, amended or withdrawn. Assuming the accuracy of the representations and warranties of Parent in the last sentence of Section 4.4(a), no Takeover Laws are applicable to the Company with respect to the Merger or the other transactions contemplated hereby.

(c) Assuming the accuracy of the representations and warranties of Parent in the last sentence of Section 4.4(a), the Company Stockholder Approval is the only vote of holders of any class or series of Securities of the Company necessary to adopt this Agreement or to approve the Merger and the other transactions contemplated hereby.

Section 3.4. Consents and Approvals; No Conflicts.

(a) No clearance, consent, approval, order, waiver, license or authorization of or from, or declaration, registration or filing with, or notice to, or permit issued by, any Governmental Entity is required to be made or obtained by the Company or any Company Subsidiary in connection with the execution or delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated by this Agreement, except for (i) compliance by the Company with the HSR Act and any required filings or notifications under the applicable Competition Laws of the countries and jurisdictions listed in Section 5.9 of the Parent Disclosure Letter, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL, (iii) the filing with the SEC of the Joint Proxy Statement in accordance with Regulation 14A promulgated under the Exchange Act, the Form S-4 and such reports under and such other compliance with the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (iv) compliance with the securities or “blue sky” laws of various states in connection with the issuance of the Merger Consideration, (v) compliance with the NYSE rules and regulations to permit the consummation of the Merger and the listing of the Parent Common Stock to be issued in the Merger, and (vi) such other clearances, consents, approvals, orders, waivers, licenses, authorizations or other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company does not and the consummation by the Company of the transactions contemplated hereby will not (i) conflict with or violate any provision of the Constituent Documents of the Company or any material Company Subsidiary (assuming the Company Stockholder Approval is obtained), or (ii) assuming compliance with the matters set forth in Section 3.4(a) and the Company Stockholder Approval is obtained, violate any Law or Order, in either case, applicable to the Company or any Company Subsidiaries or any of their respective properties or assets or violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any Company Subsidiaries under, any Contract to which the Company or any Company Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of the foregoing clause (ii), for such matters as, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.5. SEC Documents; Financial Statements; Undisclosed Liabilities.

(a) The Company has filed with or furnished to the SEC all reports, schedules, forms, statements, registration statements, prospectuses and other documents (including exhibits and other information incorporated therein) required to be filed or furnished by the Company with the SEC under the Securities Act or the Exchange Act since December 31, 2010 (such documents, together with any documents filed or furnished during such period by the Company to the SEC on a voluntary basis, the “Company SEC Documents”). No Company Subsidiary is subject to the periodic reporting requirements of the Exchange Act or is otherwise required to make filings with the SEC.

(b) As of its respective date, or, if amended, as of the date of the last such amendment, each of the Company SEC Documents complied when filed or furnished (or, if applicable, when amended), or, if not yet filed or furnished, will comply, in all material respects with the requirements of the Securities Act and the Exchange Act, in each case to the extent applicable to such Company SEC Documents, and none of the Company SEC Documents when filed or furnished (or in the case of a registration statement under the Securities Act, at the time it was declared effective) contained, or, if not yet filed or furnished, will contain, any untrue statement of a material fact or omitted (or will omit) to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) The Company SEC Financial Statements have been derived, or in the case of Company SEC Documents filed after the date of this Agreement, will be derived, from the accounting books and records of the Company and the Company Subsidiaries and (i) as of their respective dates of filing with the SEC complied, or in the case of Company SEC Documents filed after the date of this Agreement, will comply, as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were prepared, or in the case of Company SEC Documents filed after the date of this Agreement, will be prepared, in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim statements, as may be permitted by Form 10-Q and Regulation S-X of the SEC) and (iii) fairly presented, or in the case of Company SEC Documents filed after the date of this Agreement, will fairly present, in all material respects, the consolidated financial position of the Company, as of the respective dates thereof, and the consolidated results of their operations, and, where included, their consolidated stockholders’ equity and their consolidated cash flows for the respective periods indicated (subject, in the case of the unaudited statements, to normal year-end audit adjustments and the absence of notes).

(d) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Company SEC Documents, and none of the Company SEC Documents filed with the SEC prior to the date of this Agreement (other than confidential treatment requests) is, to the Knowledge of the Company, the subject of ongoing SEC review. As of the date of this Agreement, there are no SEC inquiries or investigations or other governmental inquiries or investigations pending or, to the Knowledge of the Company, threatened, in each case regarding any accounting practices of the Company.

(e) The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s properties or assets that could have a material effect on the Company’s financial statements. The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by the Company are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of Parent to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports. Since December 31, 2013 (the “Audited Balance Sheet Date”), none of the Company, the Company’s independent accountants, the Company Board or the audit committee of the Company Board has received any oral or written notification of any (i) “significant deficiency” in the internal controls over financial reporting of the Company, (ii) “material weakness” in the internal controls over financial reporting of the Company or (iii) fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the internal controls over financial reporting of the Company. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” will have the meanings assigned to them in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

(f) The Company and the Company Subsidiaries do not have any liabilities or obligations of any nature (whether absolute, contingent, accrued or otherwise) required by GAAP to be reflected or reserved against in a consolidated balance sheet (or the notes thereto) of the Company, except for those (i) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (ii) reflected or reserved against in the most recent consolidated balance sheet of the Company included in the Company SEC Financial Statements (or the notes thereto) filed prior to the date of this Agreement, (iii) incurred in the ordinary course of business since the date of such balance sheet or (iv) incurred in connection with this Agreement or the Pigments Business Disposition Agreement or the transactions contemplated hereby or thereby.

Section 3.6. Absence of Certain Changes or Events. (a) Except as expressly contemplated by the Pigments Business Disposition Agreement, from the Audited Balance Sheet Date through the date of this Agreement, the Company and the Company Subsidiaries have conducted their businesses in all material respects in the ordinary course; and (b) since the Audited Balance Sheet Date, there has not been any event, change, condition, occurrence or effect, that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 3.7. Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in (i) the

Form S-4 will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Joint Proxy Statement will, at the date it or any amendment or supplement is mailed to holders of the shares of Company Common Stock and Parent Common Stock and at the time of the Company Stockholders Meeting and at the time of the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by the Company regarding such portions thereof that relate expressly to Parent, Merger Sub or any of their Subsidiaries or to statements made therein to the extent based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference therein).

Section 3.8. Legal Proceedings. As of the date of this Agreement, there are no Proceedings pending, or to the Knowledge of the Company, threatened against the Company or any of the Company Subsidiaries or any of their respective assets, rights or properties or any of the officers or directors of the Company, except, in each case, for those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of the Company Subsidiaries nor any of their respective properties, rights or assets is or are subject to any Order, except for those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.9. Compliance with Laws.

(a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, since January 1, 2011, (i) the Company and the Company Subsidiaries have complied and are in compliance with all applicable Laws and Orders and (ii) neither the Company nor any Company Subsidiary has received any written notice from a Governmental Entity alleging that the Company or a Company Subsidiary is not in compliance with any Law or Order.

(b) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries (i) are in compliance and since January 1, 2011 have been in compliance with the United States Foreign Corrupt Practices Act of 1977 (the “Foreign Corrupt Practices Act”) and any other United States and foreign Laws concerning corrupting payments and (ii) since January 1, 2011 have not been investigated by any Governmental Entity with respect to, or been given written notice or, to the Knowledge of the Company, oral notice by a Governmental Entity of, any violation by the Company or such Company Subsidiary of the Foreign Corrupt Practices Act or any other United States or foreign Laws concerning corrupting payments.

(c) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries (i) are in compliance and since January 1, 2011 have been in compliance with any applicable economic sanctions laws, including laws administered and enforced by the U.S. government (including the Department of Treasury’s Office of Foreign Assets Control, 31 C.F.R. Part V, and the Department of State), the United Nations Security Council, Her Majesty’s Treasury, the European Union or any of its member countries or other relevant sanctions authority, or pursuant to the Iran Sanctions Act, the Comprehensive Iran Sanctions, Accountability and Divestment Act, the National Defense Authorization Act for Fiscal Year 2012, the Iran Threat Reduction and Syria Human Rights Act of 2012, the Iran Freedom and Counter-Proliferation Act of 2012, and any executive order or regulations issued pursuant to any of the foregoing (collectively, “Economic Sanctions”) and (ii) since January 1, 2011 neither the Company nor any of its Subsidiaries and, to the Knowledge of the Company, none of the officers, directors, or agents of the Company or any of its Subsidiaries, nor, to the Knowledge of the Company, any Person in which the Company holds, directly or indirectly, a Company Investment, (A) is located, organized, or resident in Cuba, Iran, North Korea, Sudan or Syria; or (B) is, to the Knowledge of the Company, engaged in any dealings or transactions in violation of any Economic Sanctions for the benefit of or with any person, or in any country or territory, that is the subject of Economic Sanctions.

Section 3.10. Permits. The Company and each of the Company Subsidiaries have all Permits necessary for the lawful conduct of their business and the use of their properties and assets, as currently conducted and used and each of such Permits is valid and subsisting, except where the failure to have or maintain such Permit, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The operation of the business of the Company and the Company Subsidiaries as currently conducted is not in violation of, nor is the Company or any of the Company Subsidiaries in default or violation under, any Permit, except where such default or violation, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Since January 1, 2013, neither the Company nor any Company Subsidiary has received or been subject to any written notice from a Governmental Entity alleging any violations of Permits, nor to the Knowledge of the Company, has any such notice, been threatened, except where such allegation or the receipt of such notice, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.11. ERISA Compliance; Excess Parachute Payments.

(a) No liability under Title IV of ERISA has been incurred by the Company or any of its ERISA Affiliates which has not been satisfied in full and no event has occurred and no condition exists that could reasonably be likely to result in the Company or any of its ERISA Affiliates incurring liability under Title IV of ERISA, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. No Company Benefit Plan (i) is a defined benefit pension plan or is subject to Section 302 or Title IV of ERISA or Section 412 of the Code (each, a “Title IV Plan”) or (ii) is a multiemployer plan within the meaning of Section 3(37) of ERISA or a multiple employer welfare arrangement as defined in Section 3(40) or ERISA. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company does not have any ongoing liability with respect to any Title IV Plan, multiemployer plan within the meaning of Section 3(37) of ERISA or multiple employer welfare arrangement as defined in Section 3(40) of ERISA.

(b) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, no Title IV Plan or any trust established thereunder has incurred any “accumulated funding deficiency” (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each Title IV Plan ended prior to the Effective Time. No reportable event within the meaning of Section 4043(c) of ERISA for which the thirty (30) days’ notice requirement has not been waived has occurred. Neither the Company nor any of its ERISA Affiliates has, within the preceding six (6) years, withdrawn in a complete or partial withdrawal from any multiemployer plan (as defined in Section 3(37) of ERISA) or incurred any liability under Section 4204 of ERISA that has not been satisfied in full.

(c) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or opinion with respect to the plan as currently in effect to the effect that it is qualified from the Internal Revenue Service and the Company is not aware of any reason why any such determination letter should be revoked or not be reissued. With respect to each Company Benefit Plan, the Company has made available to Parent copies of (i) the most recent Internal Revenue Service determination letter or opinion, (ii) each trust or other funding arrangement, (iii) each summary plan description and summary of material modifications and (iv) the most recently prepared actuarial reports and financial statements. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each Company Benefit Plan has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including ERISA and the Code, which are applicable to such Company Benefit Plan, (ii) there are no pending or, to the Knowledge of the Company, threatened Proceedings against any Company Benefit Plan, any fiduciary thereof, the Company or any Company Subsidiary, and (iii) all contributions required to be made by the Company or any of its ERISA Affiliates to any Company Benefit Plan have been made on or before their applicable due dates. None of the Company, any of the Company Subsidiaries, any officer of the Company or of any Company Subsidiary or any of the Company Benefit Plans which are subject to ERISA, including the Company Benefit Plans, or, to the Knowledge of the Company, any trusts created thereunder or any trustee or administrator thereof, has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility that could subject the Company, any Company Subsidiary or any officer of the Company or of any Company Subsidiary to any Tax or penalty on prohibited transactions imposed by such Section 4975 of the Code or to any material liability under Section 502(i) or 502(1) of ERISA.

(d) Except as otherwise contemplated under this Agreement, neither the execution nor delivery of this Agreement nor the consummation of the transactions contemplated hereby shall, whether alone or in combination with any other event (i) result in the accelerated vesting or payment of, or any increase in, or the funding (through a grantor trust or otherwise) of, any compensation or benefits to any present or former employee, consultant or director of the Company or any of the Company Subsidiaries; (ii) result in the entitlement of any present or former employee, consultant or director of the Company or any of the Company

Subsidiaries to severance or termination pay or benefits; (iii) limit or restrict the right of the Company to merge, amend or terminate any of the Company Benefit Plans; or (iv) result in any payment under any of the Company Benefit Plans or any other arrangement that would not be deductible under Section 280G of the Code.

(e) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has any express or implied commitment (i) to create, incur liability with respect to or cause to exist any other compensation, benefit, fringe benefit or other plan, program, arrangement or agreement or to enter into any contract or agreement to provide compensation or benefits to any individual, in each case other than required by the terms of the Company Benefit Plans as in effect as of the date hereof or (ii) to modify, change or terminate any Company Benefit Plan, other than a modification, change or termination required by applicable Law.

(f) In addition to the foregoing, with respect to each Non-U.S. Company Benefit Plan:

(i) all employer and employee contributions to each Non-U.S. Company Benefit Plan required by Law or by the terms of such Non-U.S. Company Benefit Plan or pursuant to any contractual obligation (including contributions to all mandatory provident fund schemes) have been made or, if applicable, accrued in accordance with generally accepted accounting practices in the applicable jurisdiction applied to such matter, except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect; and

(ii) each Non-U.S. Company Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.12. Employee and Labor Matters.

(a) Except for matters that, individually and in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) as of the date of this Agreement, there is no organizational effort currently being made or, to the Knowledge of the Company, threatened by or on behalf of any labor union, works council, employee committee or representative or other labor organization to organize any employees of the Company or any Company Subsidiary and (ii) as of the date of this Agreement, to the Knowledge of the Company, no petition has been filed, nor has any Proceeding been instituted by any employee of the Company or any Company Subsidiary or group of employees of the Company or any Company Subsidiary with any labor relations board or commission seeking recognition of a collective bargaining or similar representative in the past three years.

(b) Except for matters that, individually and in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, as of the date of this Agreement, there is no pending or, to the Knowledge of the Company, threatened (i)

strike, lockout, work stoppage, slowdown, picketing or material labor dispute with respect to or involving any employees of the Company or any Company Subsidiary and (ii) arbitration or grievance against the Company or any Company Subsidiary involving current or former employees of the Company or any Company Subsidiary.

Section 3.13. Environmental Matters. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect:

(a) (i) The Company and each Company Subsidiary is and, except for any instances of past noncompliance that have been fully resolved without any pending ongoing or future liability, has been in compliance with all Environmental Laws, which compliance includes, but is not limited to, the possession of all Environmental Permits to operate as currently operated, and compliance with the terms and conditions thereof and (ii) neither the Company nor any of the Company Subsidiaries has received any written communication from a Governmental Entity alleging that the Company or any Company Subsidiary is not in such compliance, except for any such communication with respect to which the alleged noncompliance has been fully resolved without any pending, ongoing or future liability;

(b) There is no Environmental Claim pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary, or to the Knowledge of the Company against any Person whose liability for any Environmental Claim the Company or any Company Subsidiary has retained or assumed either contractually or by operation of law;

(c) There has been no Release of any Material of Environmental Concern (i) by the Company or any Company Subsidiary, (ii) at, in, on, to or from any Real Property, (iii) during the period of any of their ownership or operation thereof, at, in, on, to or from any real property formerly owned or operated by the Company or any Company Subsidiary, or (iv) to the Knowledge of the Company, by any Person whose liability for such Release the Company or any Company Subsidiary has retained or assumed either contractually or by operation of law, that in the case of clause (i), (ii), (iii) or (iv) require any cleanup, approval, remediation, or remedial or corrective action;

(d) To the Knowledge of the Company, there are no past or present actions, activities, events or incidents, including, without limitation, the presence, Release or threatened Release of any Material of Environmental Concern, that would reasonably be expected to form the basis of any Environmental Claim against the Company or any Company Subsidiaries, or against any Person whose liability for such Environmental Claim the Company or any Company Subsidiary has retained or assumed either contractually or by operation of law; and

(e) To the Knowledge of the Company, the manufacture, use or sale of any of the products of the Company or the Company Subsidiaries will not be precluded by, or subject to additional restrictions or limitations under, any Environmental Laws.

Section 3.14. Properties. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect: (i) the Company and each of the Company Subsidiaries has good and marketable title to all Owned

Real Property and a valid leasehold or sublease interest in all Leased Real Property, in each case, free and clear of all Liens except for Permitted Liens, (ii) each Real Property Lease is valid, in full force and effect and enforceable against the Company or Company Subsidiary that is party thereto, (iii) the Company and the Company Subsidiaries are not in default (and there is no event or condition that after notice or lapse of time or both would constitute a default by the Company or any Company Subsidiary) under any Real Property Lease and, to the Knowledge of the Company, there is no default (or event or condition that after notice or lapse of time or both would constitute a default) by any other party thereto under any Real Property Lease and (iv) all improvements located on the Real Property are in sufficiently good condition and repair (ordinary wear and tear excepted) to allow the business of the Company and the Company Subsidiaries to be operated in the ordinary course as currently operated and as presently proposed to be operated.

Section 3.15. Tax Returns and Tax Payments. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect:

(a) The Company and the Company Subsidiaries have timely filed (or, as to the Company Subsidiaries, the Company has filed on behalf of such Company Subsidiaries) all Tax Returns required to be filed by them, and all such Tax Returns are correct and complete in all material respects.

(b) The Company and the Company Subsidiaries have paid (or, as to the Company Subsidiaries, the Company has paid on behalf of such Company Subsidiaries) all Taxes shown to be due on any such Tax Returns and have withheld and paid all Taxes that the Company or any of the Company Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except, in each case, for Taxes contested in good faith for which the Company has provided (or, as to the Company Subsidiaries, the Company has made provision on behalf of such Company Subsidiaries) reserves in its financial statements in accordance with GAAP.

(c) No claim for unpaid Taxes has been asserted against the Company or any of the Company Subsidiaries by a Tax authority, other than any claim that has been resolved, and the Company and the Company Subsidiaries have not agreed to any extension of time with respect to a material Tax assessment or deficiency.

(d) No audit in respect of any Taxes or any Tax Return of the Company or any of the Company Subsidiaries is being conducted by a Tax authority and there are no administrative or judicial proceedings currently pending with respect to any such Taxes or Tax Return.

(e) The Company has made available to Parent prior to the date of this Agreement correct and complete copies of the U.S. federal and other material Tax Returns filed by the Company and the Company Subsidiaries for any fiscal year ending after December 31, 2009.

(f) Neither the Company nor any of the Company Subsidiaries (A) is or has been in the past five years a member of a group (other than a group the common parent of which is the Company and/or any Company Subsidiary and includes only the Company and/or Company Subsidiaries) filing a consolidated, combined, affiliated, unitary or similar income Tax Return or (B) has any liability for Taxes of any Person (other than the Company or any Company Subsidiary) arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign Law.

(g) Neither the Company nor any of the Company Subsidiaries is a party to or bound by or has any obligation under any Tax allocation, sharing, indemnity, reimbursement or similar agreement or arrangement with any third-parties (other than any customary Tax indemnification provisions in ordinary course commercial agreements the primary subject matter of which is not Tax matters).

(h) No written claim has been made by any Tax authority in a jurisdiction where the Company or any of the Company Subsidiaries has not filed a Tax Return that it is or may be subject to Tax by such jurisdiction other than any such claims that have been resolved.

(i) Neither the Company nor any of the Company Subsidiaries has participated in a “listed transaction” or “a transaction of interest” within the meaning of Treasury Regulation Section 1.6011-4(b) or any similar provision of state, local or non-U.S. Law. If the Company or any Company Subsidiary has participated in a “listed transaction” or “a transaction of interest” within the meaning of Treasury Regulation Section 1.6011-4(b), such entity has properly disclosed such transaction in accordance with the applicable Treasury Regulations.

(j) Neither the Company nor any of the Company Subsidiaries will be required to include a material item of income (or exclude a material item of deduction) in any taxable period beginning after the Closing Date as a result of any installment sale or open transaction disposition made on or prior to the Closing Date.

(k) None of the shares of Company Common Stock are “United States real property interests” within the meaning of Section 897 of the Code.

(l) In the last five years, none of the Company or any of the Company Subsidiaries has distributed stock of another Person or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code (or any similar provision of state, local, or non-U.S. Law).

Section 3.16. Company Material Contracts.

(a) As of the date of this Agreement, except as filed as exhibits to the Company SEC Documents, neither the Company nor any Company Subsidiary is party to or bound by:

(i) any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act other than any such Contract that is not required to be filed under clause (iii)(C) thereof);

(ii) any Contract that limits the ability of the Company or any Company Subsidiary to compete or provide services in any line of business or with any Person or in any geographic area or market segment, or to engage in any type of business, in each case that is material to the Company and the Company Subsidiaries as a whole;

(iii) any Contract or series of related Contracts relating to Indebtedness for borrowed money in excess of $5,000,000, other than any such Contract between or among the Company and the wholly-owned Company Subsidiaries;

(iv) any Contract relating to, or otherwise entered into in connection with, the disposition or acquisition of a business, and under which the Company or any Company Subsidiary has continuing indemnification or other obligations, in each case that is material to the Company and the Company Subsidiaries as a whole; and

(v) any Contract for any joint venture, partnership or similar arrangement, in each case that is material to the Company and the Company Subsidiaries as a whole.

(b) The Contracts filed or required to be filed as exhibits to the Company SEC Documents or listed or required to be listed in Section 3.16(a) of the Company Disclosure Letter are together referred to herein as the “Company Material Contracts.” Each of the Company Material Contracts is valid, binding and in full force and effect and is enforceable by the Company or the applicable Company Subsidiary in accordance with its terms, except as limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity and except for such failures to be valid, binding and in full force and effect or enforceable that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company, or the applicable Company Subsidiary, is not (with or without notice or lapse of time, or both) in breach or default under the Company Material Contracts and, to the Knowledge of the Company, no other party to any Company Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder.

Section 3.17. Intellectual Property. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (A) the Company and the Company Subsidiaries own, license or otherwise have the valid right to use all Intellectual Property used in the operation of their businesses as currently conducted, free and clear of all Liens other than Permitted Liens; (B) no Proceedings or Orders are pending or, to the Knowledge of the Company, have been threatened in writing (including cease and desist letters or requests for a patent license) since January 1, 2013 against the Company or any Company Subsidiary with regard to any Intellectual Property; (C) the operation of the Company’s and the Company Subsidiaries’ businesses does not infringe, misappropriate, or otherwise violate, and has not, since January 1, 2013, infringed, misappropriated or otherwise violated, any valid and enforceable Intellectual Property of any other Person and, to the Knowledge of the Company, no Person is infringing, misappropriating, or otherwise violating the Intellectual Property owned by or exclusively licensed to the Company or any of the Company Subsidiaries; (D) the Company and the Company Subsidiaries take, and since January 1, 2012 have taken, reasonable actions to protect the confidentiality of their Trade Secrets, and to the Knowledge of the Company, there has not been any disclosure of any such Trade Secrets in a manner that has resulted or is reasonably likely to result in the loss of such Trade Secrets or other rights in and to such information; (E) the Company and the Company Subsidiaries take, and since January 1, 2012 have taken, reasonable actions to maintain and protect the integrity, security and operation of their software and systems (and all information transmitted thereby or stored therein), and to the Knowledge of the Company, there has not been any unauthorized access to such software and systems (including the information stored therein); and (F) to the extent that any material Intellectual Property has been conceived, developed or created for the Company or any Company Subsidiary by any other Person, either the entire and unencumbered right, title and interest in and to such material Intellectual Property has been claimed by the Company and/or such Company Subsidiary, as applicable, under applicable employee invention law or transferred by such Person to the Company and/or such Company Subsidiary, as applicable, by operation of law or by valid written assignment.

Section 3.18. Insurance. Since January 1, 2011, the Company and the Company Subsidiaries have maintained continuous insurance coverage, in each case, in those amounts and covering those risks as are reasonable, in all material respects, for companies of the size and financial condition of the Company engaged in businesses similar to those of the Company and the Company Subsidiaries. All insurance policies with respect to the business and assets of the Company and the Company Subsidiaries are in full force and effect, except for such failures to be in full force and effect that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Company Material Adverse Effect. Neither the Company nor any of the Company Subsidiaries is in material breach or default of any material insurance policies. No insurer has informed the Company or any of the Company Subsidiaries of any denial of coverage, except for such denials that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Company Material Adverse Effect. The Company and the Company Subsidiaries have not received any written notice of cancellation of any of their respective insurance policies, except for such cancellations that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Company Material Adverse Effect. All appropriate insurers under such insurance policies have been timely notified of all material pending litigation and other potentially insurable material losses Known to the Company, and all appropriate actions have been taken to timely file all claims in respect of such insurable matters.

Section 3.19. Brokers. Other than Lazard Frères & Co. LLC and Citigroup Global Markets Inc., neither the Company nor any of the Company Subsidiaries has engaged any financial advisor, broker or finder or incurred any liability for any financial advisory fee, broker’s fee, commission or finder’s fee in connection with any of the transactions contemplated hereby.

Section 3.20. Opinion of Financial Advisor. The Company Board has received an opinion of each of Lazard Freres & Co. LLC and Citigroup Global Markets Inc., to the effect that, subject to the assumptions, qualifications and other matters set forth therein, as of the date thereof, the Merger Consideration to be received by the holders of Company Common Stock pursuant to this Agreement is fair, from a financial point of view, to such holders.

Section 3.21. No Other Representations or Warranties. Except for the representations and warranties expressly contained in this Article III, each of Parent and Merger Sub acknowledges that neither the Company nor any Person acting on its behalf makes any other express or any implied representations or warranties whatsoever and specifically (but without limiting the generality of the foregoing) that neither the Company nor any Person acting on its behalf makes any representation or warranty with respect to (i) the Company or any Company Subsidiaries, any of their businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or any other matter relating to the Company or the Company Subsidiaries or (ii) any documentation, forecasts, budgets, projections, estimates or other information provided by the Company or any Person acting on its behalf to Parent or Merger Sub, any Affiliate of Parent or any Person acting on any of their behalf, including in any “data rooms” or management presentations. Neither Parent nor Merger Sub has relied on any such information or any representation or warranty not set forth in Article III.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

PARENT AND MERGER SUB

Except as otherwise disclosed or identified in (a) the Parent SEC Documents filed with or furnished to the SEC prior to the date of this Agreement, but excluding any risk factor disclosure and disclosure of risks included in any “forward looking statements” disclaimer or other statement included in such Parent SEC Documents to the extent they are predictive or forward looking in nature or (b) the letter (the “Parent Disclosure Letter”) delivered to the Company by Parent at the time of the execution of this Agreement (which Parent Disclosure Letter identifies by reference to sections of this Agreement any exceptions to each of the representations, warranties and covenants contained in this Agreement; provided, however, that any information set forth in one section of the Parent Disclosure Letter shall be deemed to apply to each other section thereof or hereof to which its relevance is reasonably apparent), Parent and Merger Sub represent and warrant to the Company as follows:

Section 4.1. Organization and Corporate Power.

(a) Parent is a corporation duly incorporated and validly existing under the Laws of the Commonwealth of Virginia and is in good standing under the Laws of the Commonwealth of Virginia and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where the failure to have such power or authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where the failure to have such power or authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and Merger

Sub is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions in which the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Parent has made available to the Company copies of its Constituent Documents and the Constituent Documents of Merger Sub, as in effect on the date of this Agreement.

(b) Each Parent Subsidiary is a corporation duly incorporated or a limited liability company, partnership or other entity duly organized and is validly existing and in good standing, if applicable, under the Laws of the jurisdiction of its incorporation or organization and has all requisite corporate or other entity power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where the failure to be so duly incorporated, duly organized, validly existing or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.2. Capitalization of Merger Sub.

(a) Since its date of incorporation, Merger Sub has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

(b) The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, $0.01 par value per share. All of the issued and outstanding shares of common stock of Merger Sub have been validly issued, are fully paid and nonassessable and are owned directly or indirectly by Parent, free and clear of any Lien.

Section 4.3. Parent Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of Parent consists of 150,000,000 shares of Parent Common Stock and 15,000,000 shares of Parent Preferred Stock.

(b) As of the close of business on July 10, 2014, there were (i) 78,234,097 shares of Parent Common Stock issued and outstanding, (ii) no shares of Parent Preferred Stock issued and outstanding and (iii) 1,673,381 shares of Parent Common Stock reserved for issuance pursuant to the Parent Benefit Plans. As of the close of business on July 10, 2014, except as set forth above, no other Securities or Equity Interests of Parent were issued, reserved for issuance or outstanding. Since the close of business on July 10, 2014, there have been no issuances by Parent of any Securities or Equity Interests of Parent, other than the issuance of Parent Common Stock upon the exercise of stock options to acquire shares of Parent Common Stock and restricted stock units with respect to Parent Common Stock. All of the issued and outstanding shares of Parent Common Stock have been, and any shares of Parent Common Stock issued upon the exercise of outstanding stock options to acquire shares of Parent Common Stock and vesting of restricted stock units (including performance stock units) with respect to Parent Common Stock will be, duly authorized and validly issued and are or will be fully paid, nonassessable and free of preemptive or similar rights.

(c) There are no outstanding Securities, options, warrants, calls, rights, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments or Contracts to which Parent or any Parent Subsidiary is a party, or by which Parent or any Parent Subsidiary is bound, obligating Parent or any Parent Subsidiary to issue, deliver or sell Securities of Parent or of any Parent Subsidiary or obligating Parent to make any payment based on the value or price of Parent Common Stock or of any Security of the Company or any Company Subsidiary. There are no outstanding contractual obligations of Parent or any Parent Subsidiary to repurchase, redeem or otherwise acquire any Securities or Equity Interests of Parent, any Parent Subsidiary or any other Person, other than pursuant to Parent Benefit Plans.

(d) There are no bonds, debentures, notes or other Indebtedness of Parent or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, Securities having the right to vote) on any matters on which stockholders of Parent may vote. There are no proxies, voting trusts or Contracts to which Parent or any Parent Subsidiary is a party, or is bound, with respect to the voting of any Securities of Parent or any Parent Subsidiary or the registration of the Securities of Parent or the Parent Subsidiaries under any U.S. or foreign securities Law.

(e) Parent is, directly or indirectly, the record holder and Beneficial Owner of all of the outstanding Securities of each Parent Subsidiary, free and clear of any material Liens and free of any other material limitation or restriction (including any limitation or restriction on the right to vote, sell, transfer or otherwise dispose of the Securities). All of such Securities so owned by Parent have been duly authorized and validly issued and are fully paid and nonassessable and no such Securities have been issued in violation of any preemptive or similar rights.

Section 4.4. Authority; Execution and Delivery; Enforceability; State Takeover Statutes.

(a) Each of Parent and Merger Sub has all requisite power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and, subject to (i) with regard to Parent, obtaining the Parent Stockholder Approval and (ii) with regard to Merger Sub, the adoption of this Agreement by the sole stockholder of Merger Sub, to consummate the Merger, the Parent Stock Issuance and the other transactions contemplated hereby. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, subject, to (x) in the case of the Parent, the Parent Stockholder Approval and (y) with regard to Merger Sub, the adoption of this Agreement by the sole stockholder of Merger Sub. Each of Parent and Merger Sub has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company of this Agreement, this Agreement constitutes Parent’s and Merger Sub’s legal, valid and binding obligation, enforceable against it in accordance with its terms, except as limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity. Neither Parent nor any Parent Subsidiary owns any shares of Company Common Stock and neither Parent, Merger Sub nor any of their respective “affiliates” or “associates” is, nor at any time during the last three years has been, an “interested stockholder” of the Company (all such terms in quotations having the meaning as defined in Section 203 of the DGCL).

(b) The Parent Board, at a meeting duly called and held, adopted resolutions (i) approving the execution, delivery and performance of this Agreement and the Parent Stock Issuance and the other transactions contemplated hereby, (ii) declaring this Agreement and the Parent Stock Issuance advisable, and (iii) recommending that Parent’s stockholders approve the Parent Stock Issuance (the “Parent Recommendation”). As of the date of this Agreement, such resolutions have not been changed, modified, amended or withdrawn. The Board of Directors of Merger Sub unanimously adopted resolutions (i) approving the execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby, (ii) declaring this Agreement advisable and (iii) recommending that its sole stockholder adopt this Agreement. As of the date of this Agreement, such resolutions have not been changed, modified, amended or withdrawn. Assuming the accuracy of the representations and warranties of the Company in the last sentence of Section 3.3(a), no Takeover Laws are applicable to Parent or Merger Sub with respect to this Agreement, the Merger, the Parent Stock Issuance or the other transactions contemplated hereby.

(c) The Parent Stockholder Approval is the only vote of holders of any class or series of Securities of Parent necessary to approve this Agreement, the Merger, the Parent Stock Issuance and the other transactions contemplated hereby. The adoption of this Agreement by the sole stockholder of Merger Sub is the only vote of holders of any Securities of Merger Sub necessary to adopt this Agreement and approve the Merger and the other transactions contemplated hereby.

Section 4.5. Consents and Approvals; No Conflicts.

(a) No clearance, consent, approval, order, waiver, license or authorization of or from, or declaration, registration or filing with, or notice to, or permit issued by, any Governmental Entity is required to be made or obtained by Parent or any Parent Subsidiary in connection with the execution or delivery of this Agreement by Parent or the consummation by Parent of the transactions contemplated by this Agreement, except for (i) compliance by Parent with the HSR Act and any required filings or notifications under the applicable Competition Laws of the countries and jurisdictions listed in Section 5.9 of the Parent Disclosure Letter, (ii) the filing with the SEC of the Joint Proxy Statement in accordance with Regulation 14A promulgated under the Exchange Act, the Form S-4 and such reports under and such other compliance with the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (iii) compliance with the securities or “blue sky” laws of various states in connection with the issuance of the Merger Consideration, (iv) compliance with the NYSE rules and regulations to permit the consummation of the Merger and the listing of the Parent Common Stock to be issued in the Merger, and (v) such other clearances, consents, approvals, orders, waivers, licenses, authorizations or other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) The execution and delivery of this Agreement by each of Parent and Merger Sub does not and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby will not (i) conflict with or violate any provision of the Constituent Documents of Parent, Merger Sub or any of Parent’s material Subsidiaries (assuming the Parent Stockholder Approval is obtained), or (ii) assuming compliance with the matters set forth in Section 4.5(a) and the Parent Stockholder Approval is obtained, violate any Law or Order, in either case, applicable to Parent or any of its Subsidiaries or any of their respective properties or assets or violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any of its Subsidiaries under, any Contract to which Parent or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of the foregoing clause (ii), for such matters as, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.6. SEC Documents; Financial Statements; Undisclosed Liabilities.

(a) Parent has filed with or furnished to the SEC all reports, schedules, forms, statements, registration statements, prospectuses and other documents (including exhibits and other information incorporated therein) required to be filed or furnished by Parent with the SEC under the Securities Act or the Exchange Act since December 31, 2010 (such documents, together with any documents filed or furnished during such period by Parent to the SEC on a voluntary basis, the “Parent SEC Documents”). No Parent Subsidiary is subject to the periodic reporting requirements of the Exchange Act or is otherwise required to make filings with the SEC.

(b) As of its respective date, or, if amended, as of the date of the last such amendment, each of the Parent SEC Documents complied when filed or furnished (or, if applicable, when amended), or, if not yet filed or furnished, will comply, in all material respects with the requirements of the Securities Act and the Exchange Act, in each case to the extent applicable to such Parent SEC Documents, and none of the Parent SEC Documents when filed or furnished (or in the case of a registration statement under the Securities Act, at the time it was declared effective) contained, or, if not yet filed or furnished, will contain, any untrue statement of a material fact or omitted (or will omit) to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) The Parent SEC Financial Statements have been derived, or in the case of Parent SEC Documents filed after the date of this Agreement, will be derived, from the accounting books and records of Parent and the Parent Subsidiaries and (i) as of their respective dates of filing with the SEC complied, or in the case of Parent SEC Documents filed after the date of this Agreement, will comply, as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were prepared, or in the case of Parent SEC Documents filed after the date of this Agreement, will be prepared, in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim statements, as may be permitted by Form 10-Q and Regulation S-X of the SEC) and (iii) fairly presented, or in the case of Parent SEC Documents filed after the date of this Agreement, will fairly present, in all material respects, the consolidated financial position of Parent, as of the respective dates thereof, and the consolidated results of their operations, and, where included, their consolidated stockholders’ equity and their consolidated cash flows for the respective periods indicated (subject, in the case of the unaudited statements, to normal year-end audit adjustments and the absence of notes).

(d) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Parent SEC Documents, and none of the Parent SEC Documents filed with the SEC prior to the date of this Agreement (other than confidential treatment requests) is, to the Knowledge of Parent, the subject of ongoing SEC review. As of the date of this Agreement, there are no SEC inquiries or investigations or other governmental inquiries or investigations pending or, to the Knowledge of Parent, threatened, in each case regarding any accounting practices of Parent.

(e) Parent maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s properties or assets that could have a material effect on Parent’s financial statements. The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by Parent are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of Parent to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of Parent to make the certifications required under the Exchange Act with respect to such reports. Since the Audited Balance Sheet Date, none of Parent, Parent’s independent accountants, the Parent Board or the audit committee of the Parent Board has received any oral or written notification of any (i) “significant deficiency” in the internal controls over financial reporting of Parent, (ii) “material weakness” in the internal controls over financial reporting of Parent or (iii) fraud, whether or not material, that involves management or other employees of Parent who have a significant role in the internal controls over financial reporting of Parent. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” will have the meanings assigned to them in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

(f) Parent and the Parent Subsidiaries do not have any liabilities or obligations of any nature (whether absolute, contingent, accrued or otherwise) required by GAAP to be reflected or reserved against in a consolidated balance sheet (or the notes thereto) of Parent, except for those (i) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, (ii) reflected or reserved against in the most recent consolidated balance sheet of Parent included in the Parent SEC Financial Statements (or the notes thereto) filed prior to the date of this Agreement, (iii) incurred in the ordinary course of business since the date of such balance sheet or (iv) incurred in connection with this Agreement or the transactions contemplated hereby.

Section 4.7. Absence of Certain Changes or Events. (a) From the Audited Balance Sheet Date through the date of this Agreement, Parent and the Parent Subsidiaries have conducted their businesses in all material respects in the ordinary course; and (b) since the Audited Balance Sheet Date, there has not been any event, change, condition, occurrence or effect that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

Section 4.8. Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Joint Proxy Statement will, at the date it or any amendment or supplement is mailed to holders of the shares of Company Common Stock and Parent Common Stock and at the time of the Company Stockholders Meeting and at the time of the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by Parent or Merger Sub regarding such portions thereof that relate expressly to the Company or any Company Subsidiaries or to statements made therein to the extent based on information supplied by or on behalf of the Company for inclusion or incorporation by reference therein).

Section 4.9. Legal Proceedings. As of the date of this Agreement, there are no Proceedings pending, or to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or any of their respective assets, rights or properties or any of the officers or directors of Parent, except, in each case, for those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries nor any of their respective properties, rights or assets is or are subject to any Order, except for those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.10. Compliance with Laws.

(a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, since January 1, 2011 (i) Parent and the Parent Subsidiaries have complied and are in compliance with all applicable Laws and Orders and (ii) neither Parent nor any Parent Subsidiary has received any written notice from a Governmental Entity alleging that Parent or a Parent Subsidiary is not in compliance with any Law or Order.

(b) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, Parent and the Parent Subsidiaries (i) are in compliance and since January 1, 2011 have been in compliance with the Foreign Corrupt Practices Act and any other United States and foreign Laws concerning corrupting payments and (ii) since January 1, 2011 have not been investigated by any Governmental Entity with respect to, or been given written notice or, to the Knowledge of Parent, oral notice by a Governmental Entity of, any violation by Parent or such Parent Subsidiary of the Foreign Corrupt Practices Act or any other United States or foreign Laws concerning corrupting payments.

(c) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, Parent and the Parent Subsidiaries (i) are in compliance and since January 1, 2011 have been in compliance with any applicable Economic Sanctions and (ii) since January 1, 2011 neither the Parent nor any of its Subsidiaries and, to the Knowledge of the Parent, none of the officers, directors, or agents of Parent or any of the Parent Subsidiaries (A) is located, organized, or resident in Cuba, Iran, North Korea, Sudan or Syria; or (B) is, to the Knowledge of the Parent, engaged in any dealings or transactions in violation of any Economic Sanctions for the benefit of or with any person, or in any country or territory, that is the subject of Economic Sanctions.

Section 4.11. Permits. Parent and each of the Parent Subsidiaries have all Permits necessary for the lawful conduct of their business and the use of their properties and assets, as currently conducted and used and each of such Permits is valid and subsisting, except where the failure to have or maintain such Permit, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. The operation of the business of Parent and the Parent Subsidiaries as currently conducted is not in violation of, nor is Parent or any Parent Subsidiary in default or violation under, any Permit, except where such default or violation, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Since January 1, 2013, neither Parent nor any Parent Subsidiary has received or been subject to any written notice from a Governmental Entity alleging any violations of Permits, nor to the Knowledge of Parent, has any such notice been threatened, except where such allegation or the receipt of such notice, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.12. ERISA Compliance; Excess Parachute Payments.

(a) No liability under Title IV of ERISA has been incurred by Parent or any of its ERISA Affiliates which has not been satisfied in full and no event has occurred and no condition exists that could reasonably be likely to result in Parent or any of its ERISA Affiliates incurring liability under Title IV of ERISA, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. No Parent Benefit Plan (i) is a defined benefit pension plan or is subject to Section 302 or Title IV of ERISA or Section 412 of the Code (each, a “Parent Title IV Plan”) or (ii) is a multiemployer plan within the meaning of Section 3(37) of ERISA or a multiple employer welfare arrangement as defined in Section 3(40) or ERISA. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, Parent does not have any ongoing liability with respect to any Title IV Plan, multiemployer plan within the meaning of Section 3(37) of ERISA or multiple employer welfare arrangement as defined in Section 3(40) of ERISA.

(b) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, no Parent Title IV Plan or any trust established thereunder has incurred any “accumulated funding deficiency” (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each Parent Title IV Plan ended prior to the Effective Time. No reportable event within the meaning of Section 4043(c) of ERISA for which the thirty (30) days’ notice requirement has not been waived has occurred. Neither Parent nor any of its ERISA Affiliates has, within the preceding six (6) years, withdrawn in a complete or partial withdrawal from any multiemployer plan (as defined in Section 3(37) of ERISA) or incurred any liability under Section 4204 of ERISA that has not been satisfied in full.

(c) Each Parent Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or opinion with respect to the plan as currently in effect to the effect that it is qualified from the Internal Revenue Service and Parent is not aware of any reason why any such determination letter should be revoked or not be reissued. With respect to each Parent Benefit Plan, Parent has made available to the Company copies of (i) the most recent Internal Revenue Service determination letter or opinion, (ii) each trust or other funding arrangement, (iii) each summary plan description and summary of material modifications and (iv) the most recently prepared actuarial reports and financial statements. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) each Parent Benefit Plan has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including ERISA and the Code, which are applicable to such Parent Benefit Plan, (ii) there are no pending or, to the Knowledge of Parent, threatened Proceedings against any Parent Benefit Plan, any fiduciary thereof, Parent or any Subsidiary of Parent, and (iii) all contributions required to be made by Parent or any of its ERISA Affiliates to any Parent Benefit Plan have been made on or before their applicable due dates. None of Parent, any of the Parent Subsidiaries, any officer of Parent or of any Parent Subsidiary or any of the Parent Benefit Plans which are subject to ERISA, including the Parent Benefit Plans, or, to the Knowledge of Parent, any trusts created thereunder or any trustee or administrator thereof, has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility that could subject Parent, any Subsidiary of Parent or any officer of Parent or of any Subsidiary of Parent to any Tax or penalty on prohibited transactions imposed by such Section 4975 of the Code or to any material liability under Section 502(i) or 502(1) of ERISA.

(d) Except as otherwise contemplated under this Agreement, neither the execution nor delivery of this Agreement nor the consummation of the transactions contemplated hereby shall, whether alone or in combination with any other event (i) result in the accelerated vesting or payment of, or any increase in, or the funding (through a grantor trust or otherwise) of, any compensation or benefits to any present or former employee, consultant or director of Parent or any of its Subsidiaries; (ii) result in the entitlement of any present or former employee, consultant or director of Parent or any of its Subsidiaries to severance or termination pay or benefits; (iii) limit or restrict the right of Parent to merge, amend or terminate any of the Parent Benefit Plans; or (iv) result in any payment under any of the Parent Benefit Plans or any other arrangement that would not be deductible under Section 280G of the Code.

(e) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, neither Parent nor any Parent Subsidiary has any express or implied commitment (i) to create, incur liability with respect to or cause to exist any other compensation, benefit, fringe benefit or other plan, program, arrangement or agreement or to enter into any contract or agreement to provide compensation or benefits to any individual, in each case other than required by the terms of the Parent Benefit Plans as in effect as of the date hereof or (ii) to modify, change or terminate any Parent Benefit Plan, other than a modification, change or termination required by applicable Law.

(f) In addition to the foregoing, with respect to each Non-U.S. Parent Benefit Plan:

(i) all employer and employee contributions to each Non-U.S. Parent Benefit Plan required by Law or by the terms of such Non-U.S. Parent Benefit Plan or pursuant to any contractual obligation (including contributions to all mandatory provident fund schemes) have been made or, if applicable, accrued in accordance with generally accepted accounting practices in the applicable jurisdiction applied to such matter, except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect; and

(ii) each Non U.S. Parent Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.13. Employee and Labor Matters.

(a) Except for matters that, individually and in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) as of the date of this Agreement, there is no organizational effort currently being made or, to the Knowledge of Parent, threatened by or on behalf of any labor union, works council, employee committee or representative or other labor organization to organize any employees of Parent or any Parent Subsidiary and (ii) as of the date of this Agreement, to the Knowledge of Parent, no petition has been filed, nor has any Proceeding been instituted by any employee of Parent or any Parent Subsidiary or group of employees of Parent or any Parent Subsidiary with any labor relations board or commission seeking recognition of a collective bargaining or similar representative in the past three years.

(b) Except for matters that, individually and in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, as of the date of this Agreement, there is no pending or, to the Knowledge of Parent, threatened (i) strike, lockout, work stoppage, slowdown, picketing or material labor dispute with respect to or involving any employees of Parent or any Parent Subsidiary and (ii) arbitration or grievance against Parent or any Parent Subsidiary involving current or former employees of Parent or any Parent Subsidiary.

Section 4.14. Environmental Matters. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect:

(a) (i) Since January 1, 2013, Parent and each of the Parent Subsidiaries has been in compliance with all Environmental Laws, which compliance includes, but is not limited to, the possession of all Environmental Permits to operate as currently operated, and compliance with the terms and conditions thereof and (ii) since January 1, 2013 through the date of this Agreement, neither Parent nor any of the Parent Subsidiaries has received any written communication from a Governmental Entity alleging that Parent or any of its Subsidiaries is not in such compliance;

(b) There is no Environmental Claim pending or, to the Knowledge of Parent, threatened against Parent or any of the Parent Subsidiaries, or to the Knowledge of Parent against any Person whose liability for any Environmental Claim Parent or any of the Parent Subsidiaries has retained or assumed either contractually or by operation of law and to the Knowledge of Parent, there are no past or present actions, activities, events or incidents, including, without limitation, the presence, Release or threatened Release of any Material of Environmental Concern, that would reasonably be expected to form the basis of any Environmental Claim against Parent or any of the Parent Subsidiaries, or against any Person whose liability for such Environmental Claim Parent or any of the Parent Subsidiaries has retained or assumed either contractually or by operation of law; and

(c) To the Knowledge of Parent, the manufacture, use or sale of any of the products of Parent or the Parent Subsidiaries will not be precluded by, or subject to additional restrictions or limitations under, any Environmental Laws.

Section 4.15. Properties. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect: (i) Parent and each of the Parent Subsidiaries has good and marketable title to the Parent Owned Real Property and a valid leasehold or sublease interest in the Parent Leased Real Property, in each case, free and clear of all Liens except for Permitted Liens, (ii) each Parent Real Property Lease is valid, in full force and effect and enforceable against Parent or any Parent Subsidiary that is party thereto, (iii) Parent and the Parent Subsidiaries are not in default (and there is no event or condition that after notice or lapse of time or both would constitute a default by Parent or any Parent Subsidiary) under any Parent Real Property Lease and, to the Knowledge of Parent, there is no default (or event or condition that after notice or lapse of time or both would constitute a default) by any other party thereto under any Parent Real Property Lease and (iv) all improvements located on the Parent Real Property are in sufficiently good condition and repair (ordinary wear and tear excepted) to allow the business of Parent and Parent Subsidiaries to be operated in the ordinary course as currently operated and as presently proposed to be operated.

Section 4.16. Tax Returns and Tax Payments. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect:

(a) Parent and the Parent Subsidiaries have timely filed (or, as to the Parent Subsidiaries, Parent has filed on behalf of such Parent Subsidiaries) all Tax Returns required to be filed by them, and all such Tax Returns are correct and complete in all material respects.

(b) Parent and the Parent Subsidiaries have paid (or, as to the Parent Subsidiaries, Parent has paid on behalf of such Parent Subsidiaries) all Taxes shown to be due on any such Tax Returns and have withheld and paid all Taxes that Parent or any of the Parent Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except, in each case, for Taxes contested in good faith for which Parent has provided (or, as to the Parent Subsidiaries, Parent has made provision on behalf of such Parent Subsidiaries) reserves in its financial statements in accordance with GAAP.

(c) No claim for unpaid Taxes has been asserted against Parent or any of the Parent Subsidiaries by a Tax authority other than any claim that has been resolved, and Parent and the Parent Subsidiaries have not agreed to any extension of time with respect to a material Tax assessment or deficiency.

(d) No audit in respect of any Taxes or any Tax Return of Parent or any of the Parent Subsidiaries is being conducted by a Tax authority and there are no administrative or judicial proceedings currently pending with respect to any such Taxes or Tax Return.

(e) Neither Parent nor any of the Parent Subsidiaries (A) is or has been in the past five years a member of a group (other than a group the common parent of which is Parent and/or any Parent Subsidiary and includes only Parent and/or Parent Subsidiaries) filing a consolidated, combined, affiliated, unitary or similar income Tax Return or (B) has any liability for Taxes of any Person (other than Parent or any Parent Subsidiary) arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign Law.

(f) Neither Parent nor any Parent Subsidiary is a party to or bound by or has any obligation under any Tax allocation, sharing, indemnity, reimbursement or similar agreement or arrangement with any third-parties (other than any customary Tax indemnification provisions in ordinary course commercial agreements the primary subject matter of which is not Tax matters).

(g) No written claim has been made by any Tax authority in a jurisdiction where Parent or any of the Parent Subsidiaries has not filed a Tax Return that it is or may be subject to Tax by such jurisdiction other than any such claims that have been resolved.

(h) Neither Parent nor any of the Parent Subsidiaries has participated in a “listed transaction” or “a transaction of interest” within the meaning of Treasury Regulation Section 1.6011-4(b) or any similar provision of state, local or non-U.S. Law. If Parent or any Parent Subsidiary has participated in a “listed transaction” or “a transaction of interest” within the meaning of Treasury Regulation Section 1.6011-4(b), such entity has properly disclosed such transaction in accordance with the applicable Treasury Regulations.

(i) Neither Parent nor any of the Parent Subsidiaries will be required to include a material item of income (or exclude a material item of deduction) in any taxable period beginning after the Closing Date as a result of any installment sale or open transaction disposition made on or prior to the Closing Date.

(j) In the last five years, none of Parent or any of the Parent Subsidiaries has distributed stock of another Person or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code (or any similar provision of state, local, or non-U.S. Law).

Section 4.17. Material Contracts.

(a) As of the date of this Agreement, except as filed as exhibits to the Parent SEC Documents, neither Parent nor any Parent Subsidiary is party to or bound by any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act other than any such Contract that is not required to be filed under clause (iii)(C) thereof).

(b) The Contracts filed or required to be filed as exhibits to the Parent SEC Documents or listed in Section 4.17(b) of the Parent Disclosure Letter are together referred to herein as the “Parent Material Contracts.” Each of the Parent Material Contracts is valid, binding and in full force and effect and is enforceable by Parent or the applicable Parent Subsidiary in accordance with its terms, except as limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity and except for such failures to be valid, binding and in full force and effect or enforceable that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, Parent, or the applicable Parent Subsidiary, is not (with or without notice or lapse of time, or both) in breach or default under the Parent Material Contracts and, to the Knowledge of Parent, no other party to any Parent Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder.

Section 4.18. Intellectual Property. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (A) Parent and the Parent Subsidiaries own, license or otherwise have the valid right to use all Intellectual Property used in the operation of their businesses as currently conducted, free and clear of all Liens other than Permitted Liens; (B) no Proceedings or Orders are pending or, to the Knowledge of Parent, have been threatened in writing (including cease and desist letters or requests for a patent license) since January 1, 2013 against Parent or the Parent Subsidiaries with regard to any Intellectual Property; (C) the operation of Parent’s and the Parent Subsidiaries’ businesses does not infringe, misappropriate, or otherwise violate, and has not, since January 1, 2013, infringed, misappropriated or otherwise violated, any valid and enforceable Intellectual Property of any other Person and, to the Knowledge of Parent, no Person is infringing, misappropriating, or otherwise violating the Intellectual Property owned by or exclusively licensed to Parent or any of the Parent Subsidiaries; (D) Parent and the Parent Subsidiaries take, and since January 1, 2012 have taken, reasonable actions to protect the confidentiality of their

Trade Secrets, and to the Knowledge of Parent, there has not been any disclosure of any such Trade Secrets in a manner that has resulted or is reasonably likely to result in the loss of such Trade Secrets or other rights in and to such information; (E) Parent and the Parent Subsidiaries take, and since January 1, 2012 have taken, reasonable actions to maintain and protect the integrity, security and operation of their software and systems (and all information transmitted thereby or stored therein), and to the Knowledge of Parent, there has not been any unauthorized access to such software and systems (including the information stored therein); and (F) to the extent that any material Intellectual Property has been conceived, developed or created for Parent or any Parent Subsidiary by any other Person, either the entire and unencumbered right, title and interest in and to such material Intellectual Property has been claimed by Parent and/or such Parent Subsidiary, as applicable, under applicable employee invention law or transferred by such Person to Parent and/or such Parent Subsidiary, as applicable, by operation of law or by valid written assignment.

Section 4.19. Insurance. Since January 1, 2011, Parent and the Parent Subsidiaries have maintained continuous insurance coverage, in each case, in those amounts and covering those risks as are reasonable, in all material respects, for companies of the size and financial condition of Parent engaged in businesses similar to those of Parent and the Parent Subsidiaries. All insurance policies with respect to the business and assets of Parent and the Parent Subsidiaries are in full force and effect, except for such failures to be in full force and effect that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Parent Material Adverse Effect. Neither Parent nor any of Parent Subsidiaries is in material breach or default of any material insurance policies. No insurer has informed Parent or any of the Parent Subsidiaries of any denial of coverage, except for such denials that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Parent Material Adverse Effect. Parent and the Parent Subsidiaries have not received any written notice of cancellation of any of their respective insurance policies, except for such cancellations that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Parent Material Adverse Effect. All appropriate insurers under such insurance policies have been timely notified of all material pending litigation and other potentially insurable material losses Known to Parent, and all appropriate actions have been taken to timely file all claims in respect of such insurable matters.

Section 4.20. Financing. Parent has delivered to the Company a fully executed copy of the commitment letter, dated as of July 15, 2014, between Parent, Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, including all exhibits, schedules, annexes, attachments and amendments to such letter in effect as of the date of this Agreement and a fully executed copy of the fee letter referenced therein (provided that the provisions in any such fee letter related solely to fees and the economic terms of the “market flex” sections thereof agreed to by the parties may be redacted (none of which redacted provisions relate to, or shall adversely affect, the availability or conditionality (either by imposing new or additional conditions or modifying any existing conditions) of the Financing at the Closing) (such commitment letter and related term sheets, together with all exhibits, annexes, schedules, amendments and attachments thereto, as amended or otherwise modified only to the extent permitted by this Agreement, collectively, the “Commitment Letter”). Pursuant to, and subject to the terms and conditions of, the Commitment Letter, the lenders thereunder have committed to provide to Parent the aggregate principal amounts set forth therein (the provision of such funds as set forth therein, the “Financing”) for the purposes set forth in such Commitment Letter. The Commitment Letter has not been amended, restated or otherwise modified or waived prior to the execution and delivery of this Agreement, and the respective commitments contained in the Commitment Letter have not been withdrawn, rescinded, terminated, amended, restated or otherwise modified in any respect prior to the execution and delivery of this Agreement. There are no side letters or other Contracts or arrangements or understandings to which Parent, Merger Sub or any of their Affiliates is a party related to the funding of the full amount of the Financing (except for the fee letter referenced above and any engagement letters or fee discount letters related to the Financing, which will not have an adverse impact on the funding of the full amount of the Financing pursuant to the Commitment Letter at or prior to the Closing on the terms and conditions set forth in this Agreement and such Commitment Letter). As of the execution and delivery of this Agreement, the Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligation of Parent, and, to the Knowledge of Parent, the other parties thereto, enforceable in accordance with its terms against Parent and, to the Knowledge of Parent, each of the other parties thereto, except as limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity. There are no conditions precedent (including pursuant to any “flex” provisions) related to the funding of the full amount of the Financing pursuant to the Commitment Letter, other than as expressly set forth in the Commitment Letter. Assuming the Financing is funded in accordance with the Commitment Letter, and together with cash on hand at Parent, the Company and their respective Subsidiaries, Parent and Merger Sub will have at and after the Closing funds sufficient for the payment of the aggregate cash portion of the Merger Consideration and any other amounts required to be paid pursuant to Article II hereof, the funding of any required refinancings or repayments of any existing Indebtedness of the Company or Parent or any of their respective Subsidiaries in connection with the Merger and the payment of all fees and expenses required to be paid by Parent, Merger Sub and the Surviving Corporation in connection with this Agreement and the Financing (the “Required Amount”). As of the execution and delivery of this Agreement, (i) no event has occurred which would constitute a breach or default (or an event which with notice or lapse of time or both would constitute a default) or result in a failure to satisfy a condition precedent, in each case, on the part of Parent or, to the Knowledge of Parent, any other party to the Commitment Letter, under the Commitment Letter, and (ii) Parent does not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent on the Closing Date. Each of Parent and Merger Sub, as applicable, has fully paid, or caused to be fully paid, any and all commitment fees or other fees to the extent required to be paid on or prior to the date of this Agreement in connection with the Financing.

Section 4.21. Brokers. Other than Merrill Lynch, Pierce, Fenner & Smith Incorporated, neither Parent nor Merger Sub has engaged any financial advisor, broker or finder or incurred any liability for any financial advisory fee, broker’s fee, commission or finder’s fee in connection with any of the transactions contemplated hereby.

Section 4.22. Opinion of Financial Advisors. The Parent Board has received the opinion from Merrill Lynch, Pierce, Fenner & Smith Incorporated, to the effect that, subject to the assumptions, qualifications and other matters set forth therein, as of the date thereof, the Merger Consideration to be paid by Parent pursuant to this Agreement is fair, from a financial point of view, to Parent.

Section 4.23. No Other Representations or Warranties. Except for the representations and warranties expressly contained in this Article IV, the Company acknowledges that neither Parent, Merger Sub, nor any Person acting on their behalf makes any other express or any implied representations or warranties whatsoever and specifically (but without limiting the generality of the foregoing) that neither Parent, Merger Sub, nor any Person acting on their behalf makes any representation or warranty with respect to (i) Parent or any of its Subsidiaries, any of their businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or any other matter relating to Parent or the Parent Subsidiaries or (ii) any documentation, forecasts, budgets, projections, estimates or other information provided by Parent or any Person acting on its behalf to the Company, any Affiliate of the Company or any Person acting on any of their behalf, including in any “data rooms” or management presentations. The Company has not relied on any such information or any representation or warranty not set forth in Article IV.

ARTICLE V

COVENANTS

Section 5.1. Company Conduct of Business Prior to the Effective Time. Except as set forth in Section 5.1 of the Company Disclosure Letter, as expressly contemplated or permitted by this Agreement, as expressly contemplated by the Pigments Business Disposition Agreement, or as required by applicable Law, during the period from the date of this Agreement to the Effective Time, unless Parent otherwise agrees in writing (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause the Company Subsidiaries to, conduct its and their respective businesses in the ordinary course consistent with past practice, use commercially reasonable efforts to preserve its present business organization, maintain in effect all its and their current Permits as necessary to operate their businesses, keep available the services of its and their executive officers and key employees on commercially reasonable terms and maintain its and their relationships with its and their customers, suppliers and others having material business relationships with it or any of them, in each case consistent with past practice. Without limiting the generality of the foregoing, and except as set forth in Section 5.1 of the Company Disclosure Letter, as expressly contemplated or permitted by this Agreement, as expressly contemplated by the Pigments Business Disposition Agreement, or as required by applicable Law, during the period from the date of this Agreement to the Effective Time, the Company shall not, and shall cause the Company Subsidiaries not to, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed):

(a) amend or otherwise change the Constituent Documents of the Company or any Company Subsidiary;

(b) issue, sell, grant, dispose of, pledge or otherwise encumber any Securities of the Company or any Company Subsidiary, or Equity Interests in respect of, in lieu of, or in substitution for, such Securities, other than (i) the issuance of shares of Company Common Stock pursuant to the exercise of Company Stock Options or settlement of Company RSUs, in each case, outstanding as of the date of this Agreement, under the Company Stock Incentive Plans, or (ii) the issuance of Securities between or among the Company and direct or indirect wholly-owned Company Subsidiaries;

(c) redeem, purchase or otherwise acquire any Securities or Equity Interests of the Company or any Company Subsidiary (other than pursuant to Company Stock Incentive Plans), or split, combine, subdivide, consolidate or reclassify any Securities or Equity Interests of the Company or any Company Subsidiary;

(d) declare, set aside for payment or pay any dividend or other distribution (whether in cash, stock or property) in respect of any of its Securities, other than (i) regular quarterly cash dividends payable by the Company in respect of shares of Company Common Stock not exceeding $0.45 per share of Company Common Stock with declaration, record and payment dates in accordance with the Company’s historical practice over the past twelve months and (ii) dividends or distributions by a direct or indirect wholly-owned Company Subsidiary to the Company or to another direct or indirect wholly-owned Company Subsidiary;

(e) incur, guarantee or assume, or otherwise become responsible for, any Indebtedness for borrowed money other than with respect to (i) Indebtedness incurred in the ordinary course of business consistent with past practice not to exceed $5,000,000 in the aggregate, (ii) Indebtedness incurred under the Company’s credit facilities and other lines of credit in existence as of the date of this Agreement in the ordinary course of business consistent with past practice not to exceed $10,000,000 in the aggregate, (iii) Indebtedness pre-payable without penalty at or after the Effective Time in replacement of existing Indebtedness (other than the Company Notes) on customary commercial terms, but in all cases consistent in all material respects with the Indebtedness being replaced, (iv) guarantees by the Company or wholly-owned Company Subsidiaries of Indebtedness of wholly-owned Company Subsidiaries or of the Company and (v) letters of credit or similar arrangements in the ordinary course of business consistent with past practice;

(f) make any loans, advances or capital contributions to, or investments in, any other Person, other than among the Company and the Company Subsidiaries in the ordinary course of business consistent with past practice;

(g) sell, transfer or otherwise dispose of any of its Owned Real Properties, Subsidiaries or businesses in an amount for all such transactions in excess of $60,000,000 in the aggregate except (i) in the ordinary course of business consistent with past practice, (ii) pursuant to any Contracts in effect on the date of this Agreement, and (iii) for transactions among the Company and the Company Subsidiaries;

(h) merge or consolidate with any Person (other than the Company or a wholly-owned Company Subsidiary) or acquire, directly or indirectly, assets or Securities of any other Person (other than the Company or a Company Subsidiary) in excess of $25,000,000 in the aggregate;

(i) make or authorize any payment of, or commitment for, capital expenditures in excess of the amounts set forth on Section 5.1(i) of the Company Disclosure Letter;

(j) materially modify or terminate (except expirations in accordance with its terms) any Company Material Contract, enter into any successor Contract to an expiring Company Material Contract that changes the terms of the expiring Company Material Contract in a way that is materially adverse to the Company or any Company Subsidiary or enter into any new Contract that would have been a Company Material Contract if it were entered into prior to the date of this Agreement;

(k) except as required under existing plans and arrangements as of the date of this Agreement or as required by applicable Law, (a) increase benefits payable under any existing severance or termination pay policies, employment agreements or other arrangements with any director, employee or officer, other than with respect to non-officer employees in the ordinary course of business consistent with past practice, (b) enter into or amend any employment, consulting, indemnification, retention, severance, termination, deferred compensation or other similar agreement with any director, officer or employee, other than with respect to non-officer employees in the ordinary course of business consistent with past practice, (c) establish, adopt, terminate or amend any Company Benefit Plan, or (d) grant, award or increase any compensation, bonus, equity or equity-based award or other benefits (or accelerate the payment or benefits) payable to any director, officer or employee, other than with respect to non-officer employees in the ordinary course of business consistent with past practice;

(l) other than in the ordinary course of business consistent with past practice, enter into, amend in any material respect or terminate (except expirations in accordance with its terms) any collective bargaining agreement or similar labor Contract with a labor union, works council, employee committee or representative or other labor organization with respect to employees of the Company or any Company Subsidiary; provided, that the Company shall give Parent written notice at least 10 Business Days prior to entering into, amending in any material respect or terminating any material collective bargaining agreement or similar material labor Contract in the ordinary course of business;

(m) engage in any action, or fail to take any action, that could cause a partial or complete withdrawal, or could give rise to any liability with respect to partial or complete withdrawal, pursuant to any multiemployer plan within the meaning of Section 3(37) of ERISA;

(n) except with respect to the Pigments Business, terminate, discontinue, close or dispose of any plant, facility or other business operation, or effect or permit a plant closing, mass layoff or similar event under the Worker Adjustment and Retraining Notification Act or other applicable Law;

(o) hire any officers or any employees reporting directly to the Company’s chief executive officer except to fill current vacancies or vacancies arising after the date of this Agreement due to the termination of the employment of any officers or any employees reporting directly to the Company’s chief executive officer;

(p) subject to Section 5.15, (i) settle or compromise any Proceeding involving claims for monetary damages to the extent not covered by insurance, other than such settlements and compromises that (A) relate to Taxes (which are the subject of Section 5.1(s)),

(B) are settlements or compromises of routine claims in ordinary course of business consistent with past practice (both in terms of the nature and amount of such claims) or (C) are settlements or compromises outside of the ordinary course of business consistent with past practice that do not require payments by the Company or the Company Subsidiaries in excess of $500,000 per Proceeding or $2,500,000 in the aggregate for all such Proceedings or (ii) enter into any consent, decree, injunction or similar restraint or form of equitable relief that would materially affect, the Company or the Company Subsidiaries from and after the Closing Date;

(q) except as required by GAAP or by a Governmental Entity or applicable Law, make any change in financial accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the Company;

(r) authorize or adopt, or publicly propose, a plan or agreement of complete or partial liquidation or dissolution of the Company or any material Company Subsidiary;

(s) (i) make or change any material Tax election, (ii) change any material Tax accounting method or period, (iii) file any material amended Tax Return or take any position on any material Tax Return filed on or after the date of this Agreement that is inconsistent with elections made or positions taken in preparing or filing similar Tax Returns in prior periods, (iv) surrender any right to claim a material Tax refund, (v) take any action that would require the filing of a “gain recognition agreement” (within the meaning of the Treasury Regulations promulgated under Section 367 of the Code) to avoid current recognition of a material amount of income or gain for U.S. federal income tax purposes or (vi) settle or compromise any audit, proceeding or other controversy, or enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law), relating to a material amount of Taxes; provided that, in each case, if Parent has not yet objected to, or otherwise commented in writing on, the Company’s written description and detailed explanation of an action within the scope of this paragraph (s) by the 20th day after the day on which Parent received such description and explanation, the Company and the relevant Company Subsidiaries may proceed with such action as if Parent had actually consented;

(t) sell, transfer, assign, license, abandon, or otherwise dispose of or pledge any of its material Intellectual Property, except for non-exclusive licenses granted in the ordinary course of business consistent with past practice;

(u) fail to maintain (with insurance companies with the same or better credit ratings as its existing insurers) insurance in at least such amounts and against at least such risks and losses as are consistent in all material respects with the Company’s and its Subsidiaries’ past practice and taking into account the sale of the Pigments Business; or

(v) agree, resolve or commit to take any of the actions prohibited by this Section 5.1.

Section 5.2. Parent Conduct of Business Prior to the Effective Time. Except as set forth in Section 5.2 of the Parent Disclosure Letter, as expressly contemplated or permitted by this Agreement, or as required by applicable Law, during the period from the date of this Agreement to the Effective Time, unless the Company otherwise agrees in writing (such consent not to be unreasonably withheld, conditioned or delayed), Parent shall, and shall cause its Subsidiaries to, conduct its and their respective businesses in the ordinary course consistent with past practice, use commercially reasonable efforts to preserve its present business organization, maintain in effect all its and their current Permits necessary to operate their businesses, keep available the services of its and their executive officers and key employees on commercially reasonable terms and maintain its and their relationships with its and their customers, suppliers and others having material business relationships with any of them, in each case consistent with past practice. Without limiting the generality of the foregoing, and except as set forth in Section 5.2 of the Parent Disclosure Letter, as expressly contemplated or permitted by this Agreement, or as required by applicable Law, during the period from the date of this Agreement to the Effective Time, Parent shall not, and shall cause its Subsidiaries not to, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed):

(a) amend or otherwise change the Constituent Documents of Parent;

(b) issue, sell or authorize the issuance or sale of any Securities of Parent, or Equity Interests in respect of, in lieu of, or in substitution for, such Securities, other than (i) the issuance of shares pursuant to the exercise of Parent Stock Options or settlement of equity-based awards under the Parent Benefit Plans, (ii) the grant of equity-based compensation awards to new hires, and to current officers and employees in the ordinary course of business, or (iii) the issuance of Securities between or among Parent and direct or indirect wholly-owned Parent Subsidiaries;

(c) redeem, purchase or otherwise acquire any Securities or Equity Interests of Parent (other than pursuant to Parent Benefit Plans or stock repurchase plans disclosed in the Parent SEC Documents), or split, combine, subdivide, consolidate or reclassify any Securities of Parent;

(d) declare, set aside for payment or pay any dividend, or other distribution (whether in cash, stock or property) in respect of any of its Securities, other than (i) regular quarterly cash dividends payable by Parent in respect of shares of Parent Common Stock with declaration, record and payment dates in accordance with Parent’s historical practice over the past twelve months (A) not exceeding $0.275 per share of Parent Common Stock for any such quarterly cash dividends with a record date on or prior to December 31, 2014 and (B) not exceeding $0.30 per share of Parent Common Stock for any such quarterly cash dividends with a record date on or subsequent to January 1, 2015 and (ii) dividends or distributions by a direct or indirect wholly-owned Parent Subsidiary to the Parent or to another direct or indirect wholly-owned Parent Subsidiary;

(e) incur, guarantee or assume, or otherwise become responsible for, any Indebtedness for borrowed money other than with respect to (i) Indebtedness incurred in the ordinary course of business consistent with past practices not to exceed $5,000,000 in the aggregate, (ii) Indebtedness incurred under Parent’s credit facilities and other lines of credit in existence as of the date of this Agreement in the ordinary course of business consistent with past practice not to exceed $50,000,000, in the aggregate, (iii) Indebtedness incurred under Parent’s existing commercial paper program, (iv) Indebtedness pre-payable without penalty at or after the Effective Time in replacement of existing Indebtedness on customary commercial terms, but in all cases consistent in all material respects with the Indebtedness being replaced, (v) guarantees by Parent or wholly-owned Parent Subsidiaries of Indebtedness of wholly-owned Parent Subsidiaries or Parent, (vi) letters of credit or similar arrangements in the ordinary course of business consistent with past practice, (vii) Indebtedness used to refinance Parent’s outstanding 5-10% senior notes due 2015 and (viii) Indebtedness incurred pursuant to the Financing or an Alternative Financing;

(f) merge or consolidate with any Person (other than Parent or a wholly-owned Parent Subsidiary) or acquire, directly or indirectly, assets or Securities of any other Person (other than Parent or a Parent Subsidiary) in excess of $60,000,000 in the aggregate;

(g) except as required by GAAP or by a Governmental Entity or applicable Law, make any change in financial accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of Parent;

(h) authorize or adopt, or publicly propose, a plan or agreement of complete or partial liquidation or dissolution of Parent or any material Parent Subsidiary; or

(i) agree, resolve or commit to take any of the actions prohibited by this Section 5.2.

Section 5.3. Preparation of the Form S-4 and the Joint Proxy Statement; Stockholders Meetings.

(a) As promptly as practicable after the date of this Agreement, (i) Parent and the Company shall jointly prepare and shall file with the SEC the joint proxy statement to be sent to the stockholders of Parent relating to the Parent Stockholders Meeting and to the stockholders of the Company relating to the Company Stockholders Meeting (such proxy statement, together with any amendments or supplements thereto, the “Joint Proxy Statement”) and (ii) Parent shall prepare and file with the SEC the Form S-4, in which the Joint Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the Parent Common Stock to be issued in the Merger. The respective Parties will cause the Joint Proxy Statement and the Form S-4 to comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act. Parent shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing (including by responding to comments of the SEC), to keep the Form S-4 effective as long as is necessary to consummate the Merger and the other transactions contemplated hereby and Parent shall take all actions reasonably required to be taken under any applicable state securities Laws in connection with the Parent Stock Issuance. Each of Parent and the Company shall furnish all information as may be reasonably requested by the other in connection with any such action and the preparation, filing and distribution of the Form S-4 and the Joint Proxy Statement. Each Party shall notify the other promptly of the time when the Form S-4 has become effective, of the issuance of any stop order or suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Joint Proxy Statement or the Form S-4 or for additional information and shall supply each other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Joint Proxy Statement, the Form S-4 or the Merger. Each Party shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC or its staff with respect to the Joint Proxy Statement or the Form S-4 and to have any such stop order or suspension lifted, reversed or otherwise terminated. No filing of, or amendment or supplement to, the Form S-4 will be made by Parent, and no filing of, or amendment or supplement to, the Joint Proxy Statement will be made by Parent or the Company, in each case without providing the other Party with a reasonable opportunity to review and comment thereon. If at any time prior to the Effective Time any information relating to Parent or the Company or any of their respective Affiliates, directors or officers, should be discovered by Parent or the Company which should be set forth in an amendment or supplement to either the Form S-4 or the Joint Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party that discovers such information shall promptly notify the other Parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of Parent and the Company.

(b) The Company shall, as soon as practicable following effectiveness of the Form S-4, duly call, give notice of, convene and hold the Company Stockholders Meeting; provided, however, if on a date on which the Company Stockholders Meeting is scheduled the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Stockholder Approval, whether or not a quorum is present, the Company will have the right to make one or more successive postponements or adjournments of the Company Stockholders Meeting, provided, further, that the Company Stockholders Meeting is not postponed or adjourned to a date that is more than 30 days after the date for which the Company Stockholders Meeting was originally scheduled (excluding any adjournments or postponements that the Company reasonably determines are required by applicable Law). Unless the Company Board has made a Company Recommendation Change, the Company shall include the Company Recommendation in the Joint Proxy Statement. As promptly as practicable after the Form S-4 shall have become effective, the Company shall use its reasonable best efforts to mail the Joint Proxy Statement to the holders of Company Common Stock and to solicit from such stockholders proxies in respect of the adoption of this Agreement. Unless this Agreement shall have been terminated in accordance with Section 7.1, the obligation of the Company to call, give notice of, convene and hold the Company Stockholders Meeting, to mail the Joint Proxy Statement to the holders of Company Common Stock and to solicit from such stockholders proxies in respect of the adoption of this Agreement, shall not be affected by a Company Recommendation Change.

(c) Parent shall, as soon as practicable following effectiveness of the Form S-4, duly call, give notice of, convene and hold the Parent Stockholders Meeting; provided, however, if on a date on which the Parent Stockholders Meeting is scheduled Parent has not received proxies representing a sufficient number of shares of Parent Common Stock to obtain the Parent Stockholder Approval, whether or not a quorum is present, Parent will have the right to make one or more successive postponements or adjournments of the Parent Stockholders Meeting, provided further, that the Parent Stockholders Meeting is not postponed or adjourned to a date that is more than 30 days after the date for which the Parent Stockholders Meeting was originally scheduled (excluding any adjournments or postponements that Parent reasonably determines are required by applicable Law). Unless the Parent Board has made a Parent Recommendation Change, Parent shall include such Parent Recommendation in the Joint Proxy Statement. As promptly as practicable after the Form S-4 shall have become effective, Parent shall use its reasonable best efforts to mail the Joint Proxy Statement to the holders of Parent Common Stock and to solicit from such stockholders proxies in favor of the approval of the Parent Stock Issuance. Unless this Agreement shall have been terminated in accordance with Section 7.1, the obligation of Parent to call, give notice of, convene and hold the Parent Stockholders Meeting, to mail the Joint Proxy Statement to the holders of Parent Company Stock and to solicit from such stockholders proxies in respect of the Parent Stock Issuance, shall not be affected by a Parent Recommendation Change.

(d) The Company and Parent will use their respective reasonable best efforts to hold the Company Stockholders Meeting and the Parent Stockholders Meeting on the same date.

(e) Immediately following execution and delivery of this Agreement by the Parties, Parent shall adopt this Agreement as the sole stockholder of Merger Sub and, promptly thereafter, deliver to the Company a copy of the written consent reflecting the adoption of this Agreement by Parent as the sole stockholder of Merger Sub.

Section 5.4. No Solicitation by the Company.

(a) The Company will and will cause the Company Subsidiaries to (i) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person or its Representatives (other than Parent and Merger Sub and their Representatives) conducted prior to the date of this Agreement with respect to any Company Acquisition Proposal, (ii) request the prompt return or destruction of all confidential information previously furnished and immediately terminate all physical and electronic data room access previously granted to any such Person or its Representatives and (iii) promptly inform its and its Subsidiaries’ respective Representatives of the restrictions set forth in this Section 5.4. The Company shall not, and shall cause each of its Subsidiaries not to, terminate, waive, amend or modify any provision of any existing standstill or confidentiality agreement to which it or any of its Subsidiaries is a party, and the Company shall, and shall cause its Subsidiaries to, enforce the provisions of any such agreement; provided, however, that the Company may grant a waiver of, and shall not be obligated to enforce, any such provision (y) to the extent required to permit a party to submit a Company Acquisition Proposal and (z) if the Company Board has determined in good faith, after consultation with outside legal counsel, that the failure to grant such waiver could reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

(b) Except as otherwise expressly permitted in accordance with Section 5.4(c) or Section 5.4(e), neither the Company nor any Company Subsidiary will, and the Company will direct its and their respective Representatives not to, directly or indirectly (i) solicit or knowingly facilitate or encourage any inquiry or the making or announcement of any proposal or offer that constitutes a Company Acquisition Proposal, (ii) participate or engage in any discussions or negotiations regarding, furnish to any Person any information or data with respect to, or otherwise cooperate with or knowingly take any other action to facilitate any proposal that constitutes a Company Acquisition Proposal or (iii) enter into any letter of intent, agreement in principle or Contract relating to or providing for a Company Acquisition Proposal (other than a confidentiality agreement referred to in Section 5.4(c)).

(c) Notwithstanding Section 5.4(b) or anything else in this Agreement to the contrary, at any time before the Company Stockholder Approval is obtained, the Company may (and the Company Subsidiaries and its and their respective Representatives at the request of the Company may), in response to an unsolicited written Company Acquisition Proposal that did not result from a material breach of Section 5.4(a) or (b), (x) contact any Person or its Representatives who has made such a Company Acquisition Proposal solely for the purpose of clarifying such Company Acquisition Proposal and the terms thereof, (y) furnish information and data to the Person making such Company Acquisition Proposal and its Representatives pursuant to and in accordance with a written confidentiality agreement, containing provisions relating to confidentiality that are no less restrictive in the aggregate than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement need not contain “standstill” provisions), or (z) participate or engage in discussions or negotiations with such Person or its Representatives regarding such Company Acquisition Proposal (and, if applicable in connection therewith, waive or otherwise modify any “standstill” or similar agreement); provided that prior to taking any action described in clauses (y) or (z), the Company Board has determined in good faith, (i) after consultation with its outside legal counsel and financial advisors, that such Company Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Company Proposal and (ii) after consultation with outside legal counsel, that the failure to take such action could reasonably be expected to be inconsistent with its fiduciary duties under applicable Law. No confidentiality agreement entered into pursuant to this Section 5.4(c) may contain any provision that would prevent the Company from complying with its obligation to provide any disclosure to Parent required pursuant to this Section 5.4. Any non-public information concerning the Company provided by the Company or any Company Subsidiary to any Person entering into a confidentiality agreement pursuant to this Section 5.4(c) that has not been previously provided to Parent must be provided by the Company to Parent prior to or substantially concurrently with the time it is provided to such Person.

(d) Promptly after the receipt by the Company of any Company Acquisition Proposal after the date of this Agreement, and in any case within 48 hours after receipt thereof by an executive officer of the Company, the Company will notify Parent of any such Company Acquisition Proposal and the material terms and conditions of such Company Acquisition Proposal, including the identity of the Person making any such Company Acquisition Proposal. The Company will, in person or by telephone, keep Parent reasonably informed and on a reasonably current basis of the status (including with respect to any change in price or other material amendment thereto) of such Company Acquisition Proposal. The Company will, promptly upon receipt or delivery thereof, provide Parent (and its outside counsel) with copies of all drafts and final versions of definitive or other agreements including schedules and exhibits thereto (which may be redacted to the extent necessary to protect confidential information of the Person making such Company Acquisition Proposal) relating to such Company Acquisition Proposal, in each case exchanged between the Company or any of its Representatives, on the one hand, and the Person making such Company Acquisition Proposal or any of its Representatives, on the other hand.

(e) Except as provided in this Section 5.4(e), neither the Company Board nor any committee thereof shall (i) withhold, withdraw or modify (or propose publicly to withhold, withdraw or modify), in a manner adverse to Parent, the Company Recommendation or (ii) authorize, approve or recommend (or publicly propose to authorize, approve or recommend) any Company Acquisition Proposal (any of the actions described in clauses (i) or (ii), a “Company Recommendation Change”). Notwithstanding anything in this Agreement to the contrary, at any time prior to obtaining the Company Stockholder Approval, if and only if the Company Board has determined in good faith, after consultation with its outside legal counsel, that the failure to take such action could reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, the Company Board may (x) effect a Company Recommendation Change (A) following receipt of an unsolicited bona fide written Company Acquisition Proposal that the Company Board has determined in good faith constitutes a Superior Company Proposal or (B) other than in response to a Company Acquisition Proposal and/or (y) terminate this Agreement pursuant to Section 7.1(c)(iii) following receipt of an unsolicited bona fide written Company Acquisition Proposal that the Company Board has determined in good faith constitutes a Superior Company Proposal. Prior to the Company effecting a Company Recommendation Change or terminating this Agreement pursuant to Section 7.1(c)(iii), (i) the Company shall provide Parent with written notice advising Parent it intends to effect a Company Recommendation Change or terminate this Agreement pursuant to Section 7.1(c)(iii), as applicable, and specifying, in reasonable detail, the reasons therefor and (ii) during the five (5) Business Day period commencing on the Business Day following the date of such notice (the “Company Negotiation Period”), if requested by Parent, the Company shall engage in good faith negotiations with Parent to amend the terms of this Agreement (1) in the case of a proposed Company Recommendation Change pursuant to clause (x)(A) of the second sentence of this Section 5.4(e) and/or a proposed termination of this Agreement contemplated in clause (y) of such sentence, such that the Company Acquisition Proposal would no longer constitute a Superior Company Proposal or (2) in the case of a proposed Company Recommendation Change pursuant to clause (x)(B) of the second sentence of this Section 5.4(e), in a manner that obviates the need to effect such Company Recommendation Change. If, based on changes to this Agreement that may be offered in writing by Parent by 11:59 p.m., New York City time, on the last Business Day of the applicable Company Negotiation Period, the Company Board determines that it may no longer effect a Company Recommendation Change or terminate this Agreement in compliance with the second sentence of this Section 5.4(e), the Company shall not effect such Company Recommendation Change or terminate this Agreement. A subsequent amendment to the amount or form of consideration payable in connection with the original Company Acquisition Proposal shall require the Company to comply again with the procedures set forth in this Section 5.4(e) one additional time prior to effecting any Company Recommendation Change or terminating this Agreement pursuant to Section 7.1(c)(iii); provided, however, that in connection with the second Company Negotiation Period, if any, references to five (5) Business Days above shall be deemed to be references to three (3) Business Days instead. In no event will there be more than two (2) Company Negotiation Periods and the Company will not be required to deliver more than two (2) such notices pursuant to this Section 5.4(e) or to comply with any of the other provisions of the last three sentences of this Section 5.4(e) that would have otherwise been applicable had the Company delivered additional notices.

(f) Notwithstanding anything in this Agreement to the contrary, nothing contained in Section 5.3 or this Section 5.4 will prohibit the Company or the Company Board from (i) complying with its disclosure obligations under applicable Law with respect to a Company Acquisition Proposal, including taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) or Rule 14d-9 under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A (or any similar communication to stockholders) or (ii) making a “stop, look and listen” or similar communication to stockholders of the type contemplated by Rule 14d-9(f) under the Exchange Act; provided, however, that neither the Company nor the Company Board shall be permitted to recommend that the stockholders of the Company tender any securities in connection with any tender or exchange offer (or otherwise authorize, approve or recommend any Company Acquisition Proposal) or withhold, withdraw or modify the Company Recommendation, except as permitted by Section 5.4(e).

(g) For purposes of this Agreement:

(i) “Company Acquisition Proposal” means any proposal or offer from any Person or group of Persons (other than Parent or any Parent Subsidiary) relating to any direct or indirect acquisition or purchase of a business that constitutes 15% or more of the net sales, operating income or total assets of the Company and the Company Subsidiaries, taken as a whole (excluding, in each case, net sales, operating income or assets from discontinued operations), or 15% or more of the total voting power of the equity Securities of the Company, any tender offer or exchange offer that if consummated would result in any Person or group of Persons Beneficially Owning 15% or more of the total voting power of the equity Securities of the Company, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any Company Subsidiary or Company Subsidiaries whose business constitutes 15% or more of the net sales, operating income or total assets of the Company and the Company Subsidiaries, taken as a whole (excluding, in each case, net sales, operating income or assets from discontinued operations)), or any combination of the foregoing; provided that the term “Company Acquisition Proposal” will not include the Merger or the other transactions contemplated by this Agreement.

(ii) “Superior Company Proposal” means any bona fide written Company Acquisition Proposal (except that references therein to “15%” shall be replaced by “50%”) made by any Person or group of Persons (other than Parent or any Parent Subsidiary), which in the good faith judgment of the Company Board (after consultation with its outside legal counsel and financial advisors) would result, if consummated, in a transaction that is more favorable from a financial point of view to the stockholders of the Company than the transactions contemplated by this Agreement after taking into account the likelihood and timing of consummation (as compared to the transactions contemplated hereby) and such other matters that the Company Board considers relevant, including legal, financial (including the financing terms of any such Company Acquisition Proposal), regulatory and other aspects of such Company Acquisition Proposal and the identity of the Person making such Company Acquisition Proposal.

Section 5.5. No Solicitation by Parent.

(a) Parent will and will cause the Parent Subsidiaries to (i) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person or its Representatives (other than the Company and Merger Sub and their Representatives) conducted prior to the date of this Agreement with respect to any Parent Acquisition Proposal, (ii) request the prompt return or destruction of all confidential information previously furnished and immediately terminate all physical and electronic data room access previously granted to any such Person or its Representatives and (iii) promptly inform its and its Subsidiaries’ respective Representatives of the restrictions set forth in this Section 5.5. Parent shall not, and shall cause each of its Subsidiaries not to, terminate, waive, amend or modify any provision of any existing standstill or confidentiality agreement to which it or any of its Subsidiaries is a party, and Parent shall, and shall cause its Subsidiaries to, enforce the provisions of any such agreement; provided, however, that Parent may grant a waiver of, and shall not be obligated to enforce, any such provision (y) to the extent required to permit a party to submit a Parent Acquisition Proposal and (z) if the Parent Board has determined in good faith, after consultation with outside legal counsel, that the failure to grant such waiver could reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

(b) Except as otherwise expressly permitted in accordance with Section 5.5(c) or Section 5.5(e), neither Parent nor any Parent Subsidiary will, and Parent will direct its and their respective Representatives not to, directly or indirectly (i) solicit or knowingly facilitate or encourage any inquiry or the making or announcement of any proposal or offer that constitutes a Parent Acquisition Proposal, (ii) participate or engage in any discussions or negotiations regarding, furnish to any Person any information or data with respect to, or otherwise cooperate with or knowingly take any other action to facilitate any proposal that constitutes a Parent Acquisition Proposal or (iii) enter into any letter of intent, agreement in principle or Contract relating to or providing for a Parent Acquisition Proposal (other than a confidentiality agreement referred to in Section 5.5(c)).

(c) Notwithstanding Section 5.5(b) or anything else in this Agreement to the contrary, at any time before the Parent Stockholder Approval is obtained, Parent may (and the Parent Subsidiaries and its and their respective Representatives at the request of Parent may), in response to an unsolicited written Parent Acquisition Proposal that did not result from a material breach of Section 5.5(a) or (b), (x) contact any Person or its Representatives who has made such a Parent Acquisition Proposal solely for the purpose of clarifying such Parent Acquisition Proposal and the terms thereof, (y) furnish information and data to the Person making such Parent Acquisition Proposal and its Representatives pursuant to and in accordance with a written confidentiality agreement, containing provisions relating to confidentiality that are no less restrictive in the aggregate than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement need not contain “standstill” provisions), or (z) participate or engage in discussions or negotiations with such Person or its Representatives regarding such Parent Acquisition Proposal (and, if applicable in connection therewith, waive or otherwise modify any “standstill” or similar agreement); provided that prior to taking any action described in clauses (y) or (z), the Parent Board has determined in good faith, (i) after consultation with its outside legal counsel and financial advisors, that such Parent Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Parent Proposal and

(ii) after consultation with outside legal counsel, that the failure to take such action could reasonably be expected to be inconsistent with its fiduciary duties under applicable Law. No confidentiality agreement entered into pursuant to this Section 5.5(c) may contain any provision that would prevent Parent from complying with its obligation to provide any disclosure to the Company required pursuant to this Section 5.5. Any non-public information concerning Parent provided by Parent or any Parent Subsidiary to any Person entering into a confidentiality agreement pursuant to this Section 5.5(c) that has not been previously provided to the Company must be provided by Parent to the Company prior to or substantially concurrently with the time it is provided to such Person.

(d) Promptly after the receipt by Parent of any Parent Acquisition Proposal after the date of this Agreement, and in any case within 48 hours after receipt thereof by an executive officer of Parent, Parent will notify the Company of any such Parent Acquisition Proposal and the material terms and conditions of such Parent Acquisition Proposal, including the identity of the Person making any such Parent Acquisition Proposal. Parent will, in person or by telephone, keep the Company reasonably informed and on a reasonably current basis of the status (including with respect to any change in price or other material amendment thereto) of such Parent Acquisition Proposal. Parent will, promptly upon receipt or delivery thereof, provide the Company (and its outside counsel) with copies of all drafts and final versions of definitive or other agreements including schedules and exhibits thereto (which may be redacted to the extent necessary to protect confidential information of the Person making such Parent Acquisition Proposal) relating to such Parent Acquisition Proposal, in each case exchanged between Parent or any of its Representatives, on the one hand, and the Person making such Parent Acquisition Proposal or any of its Representatives, on the other hand.

(e) Except as provided in this Section 5.5(e), neither the Parent Board nor any committee thereof shall (i) withhold, withdraw or modify (or propose publicly to withhold, withdraw or modify), in a manner adverse to the Company, the Parent Recommendation or (ii) authorize, approve or recommend (or publicly propose to authorize, approve or recommend) any Parent Acquisition Proposal (any of the actions described in clauses (i) or (ii), a “Parent Recommendation Change”). Notwithstanding anything in this Agreement to the contrary, at any time prior to obtaining the Parent Stockholder Approval, if and only if the Parent Board has determined in good faith, after consultation with its outside legal counsel, that the failure to take such action could reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, the Parent Board may effect a Parent Recommendation Change (A) following receipt of an unsolicited bona fide written Parent Acquisition Proposal that the Parent Board has determined in good faith constitutes a Superior Parent Proposal or (B) other than in response to a Company Acquisition Proposal. Prior to Parent effecting a Parent Recommendation Change, (i) Parent shall provide the Company with written notice advising the Company it intends to effect a Parent Recommendation Change and specifying, in reasonable detail, the reasons therefor and (ii) during the five (5) Business Day period commencing on the Business Day following the date of such notice (the “Parent Negotiation Period”), if requested by the Company, Parent shall engage in good faith negotiations with the Company to amend the terms of this Agreement (1) in the case of a proposed Parent Recommendation Change pursuant to clause (A) of the second sentence of this Section 5.5(e), such that the Parent Acquisition Proposal would no longer constitute a Superior Parent Proposal or (2) in the case of a proposed Parent Recommendation Change pursuant to clause (B) of the second sentence of this Section 5.5(e), in a manner that obviates the need to effect such Parent Recommendation Change. If, based on changes to this Agreement that may be offered in writing by the Company by 11:59 p.m., New York City time, on the last Business Day of the applicable Parent Negotiation Period, the Parent Board determines that it may no longer effect a Parent Recommendation Change in compliance with the second sentence of this Section 5.5(e), Parent shall not effect such Parent Recommendation Change. A subsequent amendment to the amount or form of consideration payable in connection with the original Parent Acquisition Proposal shall require Parent to comply again with the procedures set forth in this Section 5.5(e) one additional time prior to effecting any Parent Recommendation Change; provided, however, that in connection with the second Parent Negotiation Period, if any, references to five (5) Business Days above shall be deemed to be references to three (3) Business Days instead. In no event will there be more than two (2) Parent Negotiation Periods and Parent will not be required to deliver more than two (2) such notices pursuant to this Section 5.5(e) or to comply with any of the other provisions of the last three sentences of this Section 5.5(e) that would have otherwise been applicable had Parent delivered additional notices.

(f) Notwithstanding anything in this Agreement to the contrary, nothing contained in Section 5.3 or this Section 5.5 will prohibit Parent or the Parent Board from (i) complying with its disclosure obligations under applicable Law with respect to a Parent Acquisition Proposal, including taking and disclosing to the stockholders of Parent a position contemplated by Rule 14e-2(a) or Rule 14d-9 under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A (or any similar communication to stockholders) or (ii) making a “stop, look and listen” or similar communication to stockholders of the type contemplated by Rule 14d-9(f) under the Exchange Act; provided, however, that neither Parent nor the Parent Board shall be permitted to recommend that the stockholders of Parent tender any securities in connection with any tender or exchange offer (or otherwise authorize, approve or recommend any Parent Acquisition Proposal) or withhold, withdraw or modify the Parent Recommendation, except as permitted by Section 5.5(e).

(g) For purposes of this Agreement:

(i) “Parent Acquisition Proposal” means any proposal or offer from any Person or group of Persons relating to any direct or indirect acquisition or purchase of a business that constitutes 15% or more of the net sales, operating profits or assets of Parent and the Parent Subsidiaries, taken as a whole, or 15% or more of the total voting power of the equity Securities of Parent, any tender offer or exchange offer that if consummated would result in any Person or group of Persons Beneficially Owning 15% or more of the total voting power of the equity Securities of Parent, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Parent (or any Parent Subsidiary or Parent Subsidiaries whose business constitutes 15% or more of the net sales, operating profits or assets of Parent and the Parent Subsidiaries, taken as a whole), or any combination of the foregoing; provided that the term “Parent Acquisition Proposal” will not include the Merger or the other transactions contemplated by this Agreement.

(ii) “Superior Parent Proposal” means any bona fide written Parent Acquisition Proposal (except that references therein to “15%” shall be replaced by

“50%”) made by any Person or group of Persons (other than the Company or any Company Subsidiary), which in the good faith judgment of the Parent Board (after consultation with its outside legal counsel and financial advisors) would result, if consummated, in a transaction that is more favorable from a financial point of view to the stockholders of Parent than the transactions contemplated by this Agreement after taking into account the likelihood and timing of consummation (as compared to the transactions contemplated hereby) and such other matters that the Parent Board considers relevant, including legal, financial (including the financing terms of any such Parent Acquisition Proposal), regulatory and other aspects of such Parent Acquisition Proposal and the identity of the Person making such Parent Acquisition Proposal.

Section 5.6. Publicity. Except with respect to, or following, any Company Recommendation Change or Parent Recommendation Change made in accordance with the terms of this Agreement, and except to the extent disclosed in or consistent with the Joint Proxy Statement or the Form S-4 in accordance with Section 5.3, Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review any press release or other public statements with respect to the Merger and the other transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement prior to such consultation, except as such Party may reasonably conclude may be required by applicable Law or the rules of the NYSE (or any other securities market).

Section 5.7. Notification of Certain Matters. Parent and the Company shall each give prompt notice to the other Party if any of the following occur after the date of this Agreement: (i) receipt of any written notice to the receiving Party from any third Person alleging that the consent or approval of such third Person is or may be required in connection with the Merger and the other transactions contemplated by this Agreement and such consent could (in the good faith determination of such Party) reasonably be expected to prevent or materially delay the consummation of the Merger or the other transactions contemplated by this Agreement; (ii) receipt of any notice or other communication from any Governmental Entity or the NYSE (or any other securities market) in connection with the Merger and the other transactions contemplated by this Agreement; or (iii) the occurrence of an event which would or would be reasonably likely to (A) prevent or materially delay the consummation of the Merger or the other transactions contemplated hereby or (B) result in the failure of any condition to the Merger set forth in Article VI to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.7 shall not limit or otherwise affect the remedies of the Company or Parent available hereunder and no information delivered pursuant to this Section 5.7 shall update any section of the Company Disclosure Letter or the Parent Disclosure Letter or shall affect the representations or warranties of the Parties hereunder and the failure to comply with this Section 5.7 will not constitute the breach or noncompliance of a covenant by such Party for determining the satisfaction of the conditions set forth in Section 6.2(b) or Section 6.3(b).

Section 5.8. Access to Information.

(a) Upon reasonable notice and subject to applicable Laws relating to the exchange of information, each Party shall afford to the other Party and its Affiliates and its and their Representatives, during normal business hours during the period from the date of this Agreement through the earlier of the Effective Time and the termination of this Agreement, reasonable access to all its and its Subsidiaries’ properties, books, contracts, commitments and records, and to its and its Subsidiaries’ officers, employees, accountants, counsel and other Representatives and, during such period, each Party shall promptly make available to the other Party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities Laws and (ii) all other information concerning its business, properties and personnel as the other Party may reasonably request.

(b) No investigation by any of the Parties or their respective Representatives shall affect the representations, warranties, covenants or agreements of any other Party set forth herein.

(c) This Section 5.8 shall not require any Party to permit any access, or to disclose any information, that in the reasonable, good faith judgment of such Party is competitively sensitive, would reasonably be expected to result in any violation of any material Contract or Law to which such Party is a party or is subject or cause any privilege (including attorney-client privilege) which such Party or any of its Subsidiaries would be entitled to assert to be undermined with respect to such information (subject to reasonable cooperation between the Parties with respect to entering into appropriate joint defense, community of interest or similar agreements or arrangements with respect to the preservation of such privileges); provided, that the Parties shall cooperate in seeking to find a way to allow disclosure of such information to the extent doing so (i) would not (in the good faith belief of the disclosing Party) reasonably be likely to result in the violation of any such material Contract or Law or reasonably be likely to cause such privilege to be undermined with respect to such information or (ii) could reasonably (in the good faith belief of the disclosing Party) be managed through the use of any “clean-room” arrangements agreed between the Parties pursuant to which non-employee Representatives of the non-disclosing Party shall be provided access to such information; provided, further, that the disclosing Party shall notify the other Party that such disclosures are reasonably likely to violate the disclosing Party’s or its Subsidiaries’ obligations under any such material Contract or Law or are reasonably likely to cause such privilege to be undermined.

(d) Unless and until the Closing occurs, the information provided by each Party pursuant to this Section 5.8 shall be kept confidential by the recipient thereof in accordance with, and shall otherwise abide by and be subject to the terms and conditions of, the Confidentiality Agreement.

(e) Notwithstanding any other provision of this Agreement, each Party agrees that it will not, and will cause its Representatives not to, prior to the Effective Time, use any information obtained pursuant to this Section 5.8 for any competitive or other purpose unrelated to the consummation of the Merger.

Section 5.9. Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each of Parent and the Company shall, and shall cause their respective Subsidiaries to use reasonable best efforts (i) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such Party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VI hereof, to consummate the Merger and the other transactions contemplated by this Agreement, as promptly as practicable and (ii) to obtain (and to cooperate with the other Party to obtain) any consent, authorization, order, decision or approval of, or any exemption by, any Governmental Entity and any other third Person which is required to be obtained by Parent or the Company or any of their respective Subsidiaries in connection with the Merger and the transactions contemplated by this Agreement, and to comply with the terms and conditions of any such consent, authorization, order or approval. To the extent necessary in order to accomplish the foregoing and subject to the limitations set forth in Section 5.9(e), Parent and the Company shall use their respective reasonable best efforts to jointly propose, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of, or prohibition or limitation on the ownership or operation by Parent and the Company or any of their respective Subsidiaries of, any portion of the business, properties or assets of Parent, the Company or any of their respective Subsidiaries.

(b) Subject to the terms and conditions of this Agreement, each of Parent and the Company shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated hereby, including using reasonable best efforts to lift or rescind any decision, injunction or restraining order or other order adversely affecting the ability of the Parties to consummate the transactions contemplated hereby and using reasonable best efforts to defend any litigation seeking to enjoin, prevent or delay the consummation of the transactions contemplated hereby or seeking material damages.

(c) In furtherance and not in limitation of the foregoing, (i) each Party hereto shall make or cause to be made an appropriate filing pursuant to the HSR Act and the applicable Competition Laws of the countries and jurisdictions listed in Section 5.9 of the Parent Disclosure Letter with respect to the transactions contemplated hereby as promptly as practicable, and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and the Competition Laws of the countries and jurisdictions listed in Section 5.9 of the Parent Disclosure Letter and use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 5.9 necessary to cause the expiration or termination of the applicable waiting periods, or the receipt of any decision, order or consent, as the case may be, under the HSR Act (including any extensions thereof) or any applicable Competition Laws of the countries and jurisdictions listed in Section 5.9 of the Parent Disclosure Letter as soon as practicable and (ii) each of the Parent and the Company shall use its reasonable best efforts to (x) take all action reasonably necessary to ensure that no state takeover statute or similar Law is or becomes applicable to any of the transactions contemplated by this Agreement and (y) if any state takeover statute or similar Law becomes applicable to any of the transactions contemplated by this Agreement, take all action reasonable to enable the transactions contemplated by this Agreement to be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise minimize the effect of such Law on the transactions contemplated by this Agreement.

(d) Each of the Parties hereto shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing, submission or proceeding with a Governmental Entity in connection with the transactions contemplated by this Agreement and in connection with any investigation or other inquiry by or before a Governmental Entity relating to the transactions contemplated by this Agreement, including any governmental inquiry, investigation or proceeding initiated by a private party, including producing any documents or information reasonably requested by the other Party or Governmental Entity, and (ii) keep the other Party informed in all material respects and on a reasonably timely basis of any communication received by such Party from, or given by such Party to, the FTC, the Antitrust Division of the Department of Justice or any other Governmental Entity and of any communication received or given by a private Person in connection with any governmental inquiry, investigation or proceeding, including any inquiry or proceeding by a private party, in each case regarding any of the transactions contemplated by this Agreement. In furtherance and not in limitation of this Section 5.9(d), subject to applicable Laws relating to the exchange of information, each Party shall consult and cooperate with the other Party in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any such request, inquiry, investigation, action or other legal proceeding. In addition, except as may be prohibited by any Governmental Entity or by Law, in connection with any such request, inquiry, investigation, action or other legal proceeding, each Party hereto shall permit the authorized Representatives of the other Party (x) to participate at or in each substantive meeting, conference, telephone call or other communication with a representative of a Governmental Entity or private party, as the case may be, relating to such request, inquiry, investigation, action or other legal proceeding and (y) to have reasonable access to and be consulted in connection with any material document, opinion or proposal made or submitted to any Governmental Entity or private party, as the case may be, in connection with any such request, inquiry, investigation, action or other legal proceeding.

(e) Notwithstanding the foregoing and the obligations set forth in Sections 5.9(a)-(d), neither Parent nor the Company shall be required pursuant to Section 5.9(a)-(d) to propose, commit to or effect any action that is not conditioned on the consummation of the Merger or that would reasonably be expected (after giving effect to any reasonably expected proceeds of any divestiture, sale of assets or other action required to satisfy the conditions in Section 6.1(e)) to have a material adverse effect on the business of Parent or the Surviving Corporation.

Section 5.10. Indemnification.

(a) From and after the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, (i) indemnify, defend and hold harmless, to the fullest extent permitted by applicable Law, all past and present directors, officers and employees of the Company and any Company Subsidiary and all fiduciaries under any Company Benefit Plans (each, together with such person’s heirs, executors or administrators, a “Company Indemnified Party”) against any costs, expenses (including attorneys’ fees and expenses and disbursements), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Proceeding, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Company Indemnified Party is or was a director, officer, employee or fiduciary of the Company or any of the Company Subsidiaries or a fiduciary under any Company Benefit Plan or is or was serving at the request of the Company or any of the Company Subsidiaries as a director, officer or employee of any other corporation, limited liability company, partnership, joint venture, trust or other business or non-profit enterprise (including any employee benefit plan) whether asserted or claimed prior to, at or after the Effective Time (including with respect to the consummation of the transactions contemplated by this Agreement), and provide advancement of expenses to the Company Indemnified Parties (within ten (10) days of receipt by Parent or the Surviving Corporation from a Company Indemnified Party of a request therefor) and (ii) not settle, compromise or consent to the entry of any judgment in any Proceeding (in which indemnification could be sought by a Company Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Company Indemnified Party from all liability arising out of such Proceeding or such Company Indemnified Party otherwise consents in writing.

(b) In addition to the obligations set forth in Section 5.10(a), from and after the Effective Time, the Surviving Corporation and its Subsidiaries will, and Parent will cause the Surviving Corporation and its Subsidiaries to, honor and maintain in effect for a period of six years from the Effective Time (i) all rights to indemnification, advancement of expenses and exculpation of each Company Indemnified Party as provided in their respective Constituent Documents as in effect on the date of this Agreement and (ii) all rights to indemnification and advancement of expenses of each Company Indemnified Party as provided in any indemnification or other agreement, to which the Company or any of its Subsidiaries is a party. Parent further agrees that it shall not, and shall cause the Surviving Corporation and its Subsidiaries not to, amend, repeal or otherwise modify any of the foregoing provisions in any manner that would adversely affect the rights thereunder of the Company Indemnified Parties and that all rights to exculpation, indemnification and advancement of expenses in respect of any Proceeding pending or asserted or any claim made within such period shall continue until the final disposition of such Proceeding.

(c) For a period of six years from the Effective Time, the Surviving Corporation will maintain, and Parent will cause to be maintained, in effect the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the Effective Time by the Company and the Company Subsidiaries from a carrier with the same or better credit ratings to the Company’s existing directors’ and officers’ insurance and fiduciary liability insurance policy carrier and with terms, conditions, retentions and levels of coverage not less favorable to the insured Persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts, events, acts or omissions that occurred on or before the Effective Time, except that in no event will Parent be required to pay an annual premium for such insurance in excess of 300% of the Company’s current annual premium for its policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the Effective Time (the “Premium Cap”); provided, however, that if such insurance can only be obtained at an annual premium in excess of the Premium Cap, Parent will obtain the policy of directors’ and officers’ insurance with the best overall terms, conditions, retentions and levels of coverage available for an annual premium equal to the Premium Cap. In lieu of the foregoing, the Company may in its discretion purchase, and Parent may in its discretion purchase if the Company declines to do so, a “tail” directors’ and officers’ liability insurance and fiduciary liability insurance policy covering the six-year period from and after the Effective Time from a carrier with the same or better credit ratings to the Company’s existing directors’ and officers’ insurance and fiduciary liability insurance policy carrier and with terms, conditions, retentions and levels of coverage not less favorable to the insured Persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts, events, acts or omissions that occurred on or before the Effective Time.

(d) In the event that either Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties, rights and other assets to any Person, then, and in each such case, Parent shall, and shall cause the Surviving Corporation to, cause proper provision to be made so that such successor or assign shall expressly assume the obligations set forth in this Section 5.10.

(e) The provisions of this Section 5.10 shall survive consummation of the Merger, are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Company Indemnified Parties), his or her heirs, executors and administrators and his or her representatives and are in addition to, and not in substitution for, any other rights to indemnification, advancement or contribution that any such Person may have by Law, Contract or otherwise.

Section 5.11. Financing.

(a) Parent and Merger Sub will use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper and advisable to arrange and obtain the proceeds of the Financing on the terms and conditions described in the Commitment Letter, including using reasonable best efforts to (i) maintain in full force and effect the Commitment Letter, (ii) negotiate definitive financing agreements with respect to the Financing on terms and conditions that are not materially less favorable to Parent and Merger Sub than the terms and conditions contemplated by the Commitment Letter and enter into, on or prior to the Closing Date, definitive financing agreements with respect to the Financing, and promptly upon execution thereof provide executed copies of such definitive agreements to the Company, (iii) satisfy on a timely basis (or obtain the waiver of) (taking into account the expected timing of the Closing) all conditions and covenants, and otherwise comply with all terms and conditions, applicable to Parent and Merger Sub in the Commitment Letter and such definitive agreements within their control, (iv) consummate the Financing at or prior to Closing, and (v) enforce their rights under the Commitment Letter. In the event that all conditions to the Commitment Letter have been satisfied or, upon funding will be satisfied, Parent and Merger Sub shall use their reasonable best efforts to cause the Financing Sources and the other Persons providing or committing to provide the Financing to comply with their obligations under the Commitment Letter and the definitive financing agreements entered into in connection with the Financing and to fund on or before the Closing Date the Financing required to consummate the Merger and the other transactions contemplated by this Agreement (including taking enforcement action, to cause the Financing Sources and the other Persons providing or committing to provide the Financing to fund such Financing). Parent and Merger Sub will keep the Company informed on a reasonably current basis of the status of their efforts to arrange the Financing and to satisfy the conditions thereof, including (A) promptly notifying the Company of (1) any actual, threatened or alleged material breach or default by any party to the Commitment

Letter or any definitive financing agreement entered into in connection with the Financing, if such breach or default would reasonably be expected to affect the timely availability of, or the amount of, the Financing and (2) the receipt by any of Parent or Merger Sub or any of their respective Representatives of any notice or other communication from any Financing Source or any other Person with respect to any material dispute or disagreement between or among any parties to any Commitment Letter or any definitive financing agreement entered into in connection with the Financing, if such dispute or disagreement would reasonably be expected to affect the timely availability of, or amount of, the Financing, and (B) upon the Company’s reasonable request, advising and updating the Company, in a reasonable level of detail, with respect to the status (and any material developments concerning such status) and proposed funding date thereunder. Without the prior written consent of the Company, Parent and Merger Sub will not agree, permit, or otherwise consent, to any amendment of, supplement or modification to, or waiver under, the Commitment Letter or the definitive agreements relating to the Financing if such amendment, supplement, modification or waiver (x) would reduce the aggregate cash amount of proceeds of the Financing (including by changing the amount of fees to be paid or original issue discount of the Financing), (y) would change or impose new or additional conditions or otherwise expands or amends any of the conditions to the receipt of the Financing from those set forth in the Commitment Letter on the date of this Agreement or (z) would otherwise reasonably be expected to (1) prevent or materially delay the Closing Date or (2) make the timely funding of the Financing or satisfaction of the conditions to obtaining the Financing less likely to occur, (collectively, the “Restricted Commitment Letter Amendments”), other than a waiver of any closing conditions by lender(s) or their agents. Parent and Merger Sub may amend the Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Commitment Letter as of the date of this Agreement, if the addition of such additional parties, individually or in the aggregate, would not result in the occurrence of a Restricted Commitment Letter Amendment. In addition, Parent and Merger Sub shall not permit or consent to any waiver of any remedy under the Commitment Letter or to any early termination of the Commitment Letter. For purposes of this Agreement, references to the “Commitment Letter” shall include such documents as permitted or required by this Section 5.11 to be amended, modified, supplemented or waived, in each case from and after the date of such amendment, supplement, modification or waiver.

(b) If, notwithstanding the use of reasonable best efforts by Parent and Merger Sub to satisfy their obligations under this Section 5.11, any of the Financing or the Commitment Letter (or any definitive financing agreement relating thereto) expire or are terminated or otherwise become unavailable prior to the Closing, in whole or in part, for any reason, Parent and Merger Sub will (i) promptly notify the Company of such expiration, termination or unavailability and (ii) use its reasonable best efforts promptly to arrange for alternative financing (which will be in an amount sufficient to pay, when added to the other resources of Parent and other financing arrangements, the Required Amount) from other sources on terms and conditions not materially less favorable, taken as a whole, to Parent and Merger Sub than the terms and conditions of the Financing contained in the Commitment Letter to replace the Financing contemplated by such expired or terminated or unavailable commitments or agreements (“Alternative Financing”). Copies of each commitment letter and other agreement relating to the Alternative Financing (the “Alternative Commitment Letters”) shall be promptly provided to the Company (except for customary engagement letters and fee letters, redacted copies of which fee letters will be delivered). If applicable, references in this Agreement to

“Financing” shall include “Alternative Financing,” any reference to the “Commitment Letter” shall include the “Alternative Commitment Letters” and any reference to definitive financing agreements related to the Financing shall include the definitive financing agreements related to the Alternative Financing.

(c) Parent and Merger Sub acknowledge and agree that the obtaining of the Financing is not a condition to the Closing. For the avoidance of doubt, if the Financing has not been obtained, Parent and Merger Sub shall continue to be obligated, prior to any termination of this Agreement pursuant to Section 7.1 and subject to the fulfillment or waiver of the conditions set forth in Article VI, to complete the Merger and consummate the other transactions contemplated hereby.

(d) Prior to the Closing, the Company will, and will use reasonable best efforts to cause the Company Subsidiaries and its and their respective Representatives to, provide to Parent all cooperation reasonably requested by Parent in connection with the arrangement, marketing and consummation of the Financing (provided, however, that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company or the Company Subsidiaries), including using reasonable best efforts to: (i) deliver to Parent financial and other pertinent information regarding the Company and the Company Subsidiaries as may be reasonably requested by Parent and that is customarily required for financings of the type contemplated by the Commitment Letter, including (A) the financial statements referred to in paragraph (vii) of Exhibit D to the Commitment Letter and (B) such information as to enable Parent to prepare the pro forma financial statements referred to in paragraph (ix) of Exhibit D to the Commitment Letter, in each case, consistent with the Company’s past practices for preparing such information; (ii) to the extent customarily required for financings of the type contemplated by the Commitment Letter, make appropriate officers available to participate in a reasonable number of meetings, presentations, road shows, due diligence sessions and sessions with rating agencies; (iii) provide reasonable assistance to Parent in the preparation of customary offering documents, including confidential information memoranda, prospectuses, private placement memoranda, offering memoranda and bank confidential information memoranda and road show materials, rating agency materials and other similar documents necessary in connection with the Financing and providing reasonable and customary representations and authorization letters related thereto; (iv) if reasonably requested in writing by a Financing Source, furnish to such Financing Source all information regarding the Company and the Company Subsidiaries that is required in connection with the Financing by U.S. regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act; (v) assist Parent in obtaining corporate, corporate family, credit, facility and securities ratings from rating agencies; (vi) assist Parent in obtaining (A) customary consents (including consents with respect to inclusion of the Company’s financial statements and any audit opinions in respect thereof in any prospectus or offering memorandum or similar documents for any portion of the Financing) and (B) customary comfort letters of the Company’s independent accountants (including “negative assurance” comfort), including by executing and delivering any customary representation letters to the accountants in connection therewith; (vii) cooperate with Parent’s and Merger Sub’s legal counsel in connection with any legal opinions that such legal counsel may be required to obtain in connection with the Financing; and (viii) execute customary certificates as may be reasonably requested by Parent as necessary in connection with the Financing (provided, however, that (A) any such certificates will be not be executed except in connection with the closing of any Financing and (B) no personal liability will be imposed on the officers or employees involved). Notwithstanding the foregoing, nothing in this Agreement shall require the Company or any Company Subsidiary or any of their respective Representatives (1) to take any action that would reasonably be expected to conflict with or violate the Company’s or any of the Company Subsidiaries’ Constituent Documents or any Law or result in the breach of any material Contract or (2) to pay any commitment or similar fee, reimburse any expenses, provide any indemnities or incur or assume any liability or obligation. Parent shall, promptly upon request by the Company, reimburse the Company for all out-of-pocket costs (including reasonable attorneys’ fees) incurred by the Company or the Company Subsidiaries in performing their obligations under this Section 5.11(d), and indemnify the Company for any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by the Company or any of the Company Subsidiaries arising therefrom. None of the representations, warranties or covenants of the Company set forth in this Agreement shall be deemed to apply to, or deemed breached or violated by, any of the actions taken by the Company or any Company Subsidiary at the request of Parent set forth in this Section 5.11(d).

(e) Consent Solicitations.

(i) The Company shall use its reasonable best efforts to commence, on the date designated by Parent after the effectiveness of the Form S-4 on at least five Business Days’ notice to the Company, a consent solicitation with respect to the Company Notes (the “Consent Solicitation”) for the purposes of obtaining the consents, amendments and waivers from holders of the Company Notes set forth on Section 5.11(e) of the Parent Disclosure Letter on customary terms and conditions reasonably acceptable to Parent and the Company. The Company shall use its reasonable best efforts to obtain the requisite consents from holders of the Company Notes to effect such consents, amendments or waivers; provided that (x) the Company shall have received from Parent the completed Consent Solicitation Documents (as defined below) which shall be reasonably acceptable to the Company and (y) at the time of such commencement, Parent and Merger Sub shall have performed or complied in all material respects with all of their agreements and covenants required by this Agreement to be performed on or prior to the time that the Consent Solicitation is to be commenced. The Company shall waive any of the conditions to the Consent Solicitation (other than that there shall be no order prohibiting consummation of the Consent Solicitation) as may be reasonably requested by Parent in writing and shall not, without the consent of Parent, waive any condition to the Consent Solicitation or make any changes to the terms and conditions of the Consent Solicitation other than as agreed between Parent and the Company.

(ii) The Company shall retain the financial institution reasonably requested by Parent and reasonably acceptable to the Company to act as sole solicitation agent in connection with the Consent Solicitation. The Company shall execute a customary solicitation agent agreement, in form and substance reasonably acceptable to Parent and the Company, with such financial institution and shall use its reasonable best efforts to provide the solicitation agent with (or assist the solicitation agent in obtaining) a list of holders of the Company Notes, customary legal opinions as may be reasonably requested by the solicitation agent and any other customary documents reasonably required by the solicitation agent in connection with the Consent Solicitation.

(iii) The Company covenants and agrees that, promptly following the expiration of the Consent Solicitation, assuming the requisite consents under the Company Notes Indenture are received, the Company shall execute supplemental indentures to the Company Notes Indenture, which supplemental indentures shall implement the consents, amendments or waivers set forth in the Consent Solicitation Documents and shall become operative upon the conditions thereto being satisfied or waived and on or after the Effective Time, and shall execute customary closing certificates and other similar documents as may be reasonably requested by the trustee for the Company Notes in connection with the execution of any supplemental indenture. The Company shall use its reasonable best efforts to obtain customary legal opinions as may be reasonably requested by the trustee for the Company Notes in connection with the execution of any supplemental indenture. Parent and Merger Sub acknowledge and agree that the consummation of the Consent Solicitation is not a condition to Closing.

(iv) As promptly as reasonably practicable after the date of this Agreement, Parent, at its own expense, shall prepare all necessary and appropriate documentation in connection with the solicitation of holders of Company Notes pursuant to the Consent Solicitation, including the consent solicitation statement, related letters of transmittal and other related documents (collectively, the “Consent Solicitation Documents”). Parent and the Company shall reasonably cooperate with each other in the preparation of the Consent Solicitation Documents. All documents distributed to the holders of the Company Notes in connection with the Consent Solicitation shall be subject to prior review and comment by the Company and Parent and shall be reasonably acceptable to each of them. If at any time prior to the completion of the Consent Solicitation any information in the Consent Solicitation Documents should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Consent Solicitation Documents, so that the Consent Solicitation Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other party, and an appropriate amendment or supplement describing such information shall be disseminated to the holders of the Company Notes.

(v) Parent shall pay any consideration payable to the holders of the Company Notes and all fees and expenses of any solicitation agent, information agent, depositary or other agent retained in connection with the Consent Solicitation (or if paid by Company, Parent shall promptly reimburse the Company), and Parent further agrees to reimburse the Company for all of its reasonable out-of-pocket costs in connection with the Consent Solicitation promptly following incurrence and delivery of reasonable documentation of such costs. Parent and Merger Sub shall, on a joint and several basis, indemnify and hold harmless the Company, the Company Subsidiaries, and its and their officers, directors and Representatives and each person, if any, who controls the

Company within the meaning of Section 20 of the Exchange Act for and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the Consent Solicitation and the Consent Solicitation Documents; provided, however, that neither Parent nor Merger Sub shall have any obligation to indemnify and hold harmless any such party or person to the extent that any such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred arises from disclosure regarding the Company supplied by the Company or in the Company SEC Document that is determined in a final, non-appealable Order of a court of competent jurisdiction, to have contained a material misstatement or omission.

Section 5.12. Employee Benefit Plans.

(a) For a period commencing on the Effective Time, and ending on the earlier of (x) the first anniversary of the Closing Date and (y) December 31, 2015, the Surviving Corporation will provide each employee of the Company and its Subsidiaries (other than employees whose terms and conditions of employment are governed by a collective bargaining agreement) who remains in the active employment of the Surviving Corporation and its Subsidiaries (the “Continuing Employees”) with (i) aggregate cash compensation that is substantially comparable as to each Continuing Employee’s aggregate annual rate of salary or wages and target bonus opportunity provided by the Company and the Company Subsidiaries on the date of this Agreement, and (ii) employee benefits (other than equity-based awards and benefits pursuant to a defined benefit plan) that are either (A) substantially comparable, in the aggregate, to the employee benefits (other than equity-based awards and benefits pursuant to a defined benefit plan) provided by the Company and the Company Subsidiaries on the date of this Agreement or (B) substantially similar to the employee benefits (other than equity-based awards and benefits pursuant to a defined benefit plan) provided to similarly-situated employees of Parent and the Parent Subsidiaries.

(b) From and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to honor all obligations under the compensation, retention and severance arrangements and agreements set forth in Section 5.12(b) of the Company Disclosure Letter, and collective bargaining agreements, in accordance with their terms as in effect immediately before the Effective Time. Subject to Section 409A of the Code, Parent and the Company hereby agree that a “change of control” or “change in control” within the meaning of each Company Benefit Plan (or an event of similar effect under the terms of such Company Benefit Plan) will occur upon the Closing.

(c) Bonus Plans

(i) All fiscal year 2014 bonus amounts under annual bonus, sales and other cash incentive plans of the Company and its Subsidiaries (the “FY2014 Bonuses”) will be calculated and paid in the ordinary course of business to the eligible employees; provided, however, that (I) if the Closing Date occurs on the last day of, or following the end of, fiscal year 2014, such bonus amounts shall be calculated based on actual results and performance achieved in respect of fiscal year 2014, or (II) if the Closing Date occurs prior to the end of fiscal year 2014, such bonus amounts shall be calculated based on target level of performance in respect of fiscal year 2014, and in the case of either (I) or (II), such bonus amounts shall be paid in the ordinary course of business but no later than March 15, 2015 (and without regard to whether such employee is employed on the relevant payment date).

(ii) To the extent that the Closing Date occurs in fiscal year 2015, Continuing Employees shall be eligible to participate in the Company’s annual cash incentive plan (the “Bonus Plan”), with the fiscal year 2015 targets and budget under the Bonus Plan to be set in consultation with Parent; provided that the aggregate amount of the payments to be made under the Bonus Plan in respect of fiscal year 2015 assuming achievement of target performance levels shall in no event be greater than 110% of the aggregate amount of the payments to be made under the plan in respect of fiscal year 2014 at target performance levels; provided, further, that a Continuing Employee must be employed on the applicable payment date in 2016 in order to receive a bonus payment under the Bonus Plan in respect of fiscal year 2015.

(d) As of the Effective Time, Parent shall use its commercially reasonable efforts to cause its and any of its Subsidiaries’ third party insurance providers or third party administrators to waive all limitations as to any pre-existing condition or waiting periods in its applicable welfare plans with respect to participation and coverage requirements applicable to each Continuing Employee under any welfare plans that such employees may be eligible to participate in after the Effective Time, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Effective Time under any comparable employee benefit plan. In addition, as of the Effective Time, Parent shall, and shall cause the Surviving Corporation and any applicable Company Subsidiary to, give Continuing Employees full credit for purposes of eligibility and vesting (but not for any purposes under any Parent Benefit Plan that is a defined benefit pension plan) under any employee benefit and compensation plans or arrangements maintained by Parent or an applicable Parent Subsidiary that such employees may be eligible to participate in after the Effective Time for such Continuing Employees’ service with the Company or any Company Subsidiaries to the same extent that such service was credited for purposes of any comparable employee benefit plan immediately prior to the Effective Time and in no event shall service prior to the Effective Time be required to be taken into account if such service credit would result in the duplication of benefits with respect to the same period.

(e) No provision of this Section 5.12 shall be construed as a limitation on the right of Parent, or to cause any Parent Subsidiary to, amend or terminate any specific employee benefit plan that Parent or a Parent Subsidiary would otherwise have under the terms of such employee benefit plan, nor shall any provision of this Section 5.12 be construed to require the continuation of the employment of any particular Continuing Employee. The provisions of this Section 5.12 are solely for the benefit of the Parties to this Agreement, and no current or former director, officer, employee or independent contractor or any other Person shall be a third-party beneficiary of this Section 5.12 of this Agreement, and nothing herein shall be construed as an amendment to any employee benefit plan of Parent or any Parent Subsidiary or other compensation or benefit plan or arrangement for any purpose.

Section 5.13. Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in connection with the Merger to be listed on the NYSE, subject to official notice of issuance, prior to the Closing Date.

Section 5.14. Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

Section 5.15. Security Holder Litigation. In the event that any litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement is brought against the Company and/or its directors by security holders of the Company, the Company shall promptly notify Parent of such litigation and shall keep Parent reasonably informed on a current basis with respect to the status thereof. The Company shall give Parent the opportunity to participate, subject to a customary joint defense agreement, in, but not control, the defense and settlement of any such litigation against the Company and/or its directors by security holders of the Company and no such settlement shall be agreed to by the Company or any Company Subsidiary without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). In the event that any litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement is brought against Parent and/or its directors by security holders of Parent, Parent shall promptly notify the Company of such litigation and shall keep the Company reasonably informed on a current basis with respect to the status thereof. Parent shall give the Company the opportunity to participate, subject to a customary joint defense agreement, in, but not control, the defense and settlement of any such litigation against Parent and/or its directors by security holders of Parent and no such settlement shall be agreed to by Parent or any Parent Subsidiary without the Company’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 5.16. Parent Board. Prior to the Effective Time, Parent shall take all actions necessary to (i) increase the number of directors that constitute the Parent Board as of the Effective Time from ten to eleven by amending the by-laws of Parent; (ii) secure the resignation of two members of the Parent Board such that as of the Effective Time the Parent Board shall have three vacancies and (iii) appoint to the Parent Board, effective as of the Effective Time, three individuals designated by the Company Board (such individuals, the “Company Designees”); provided that if any Company Designee is not a member of the Company Board as of the date hereof, such Company Designee shall be reasonably acceptable to the Nominating & Governance Committee of the Parent Board. The Company Designees shall serve on the Parent Board, initially, until the next annual meeting of Parent’s stockholders. Parent agrees that the Company Designees shall be nominated by the Parent Board for election to the Parent Board at the next annual meeting of Parent’s stockholders to serve until the next subsequent annual meeting of Parent’s stockholders and until their respective successors are duly elected and qualified. So long as any Company Designee continues to serve on the Parent Board, until the second annual meeting following the Closing Date, at least one member of each committee of the Parent Board shall be a Company Designee.

Section 5.17. Control of Businesses. Without limiting any provisions of Section 5.1 or Section 5.2, nothing in this Agreement shall, directly or indirectly, give any Party control over any other Party’s operations, business or decision-making before the Effective Time, and control over all such matters shall remain vested in the relevant Party, subject to the terms and conditions of this Agreement.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1. Conditions to Obligations of Each Party. The respective obligations of each Party to consummate the Merger are subject to the satisfaction at or prior to the Closing of the following conditions (which may be waived, in whole or in part, to the extent permitted by Law, by the applicable Party):

(a) Stockholder Approval. The Parent Stockholder Approval and the Company Stockholder Approval shall have been obtained.

(b) NYSE Listing. The shares of Parent Common Stock to be issued in the Merger and any such other shares of Parent Common Stock to be reserved for issuance in connection with the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

(c) No Legal Restraints. No Law or Order (whether temporary, preliminary or permanent) shall have been promulgated, enacted or issued by any Governmental Entity of competent jurisdiction that prohibits or makes illegal the consummation of the Merger; provided, however, that prior to a Party asserting this condition such Party shall have used its reasonable best efforts to oppose any such Order and to have such Order vacated or made inapplicable to such Merger, as the case may be.

(d) Form S-4. The Form S-4 shall have become effective by the SEC under the Securities Act, shall not be the subject of any stop order in effect and no Proceedings seeking a stop order shall be pending before the SEC.

(e) Regulatory Matters. (i) The waiting period (and any extensions thereof) under the HSR Act applicable to the Merger shall have expired or been terminated and (ii) the decisions, orders, consents or expiration of any waiting periods required to consummate the transaction contemplated by this Agreement under the Competition Laws of the countries or jurisdictions listed on Section 6.1(e) of the Parent Disclosure Letter shall have occurred or been granted.

Section 6.2. Conditions to Obligations of Parent and the Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction at or prior to the Closing of the following conditions (which may be waived in whole or in part by Parent or Merger Sub):

(a) The representations and warranties of the Company set forth in this Agreement (except those representations and warranties set forth in the proviso below) shall be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifier therein), as of the date of this Agreement and as of the Closing Date as though made on or as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect; provided, that the representations and warranties of the Company set forth in Sections 3.2(a) and 3.2(b) shall be true and correct in all material respects and the representations and warranties of the Company set forth in Section 3.6(b) shall be true and correct in all respects, in each case as of the Closing Date as though made on or as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date). Parent shall have received a certificate signed on behalf of the Company by a senior executive officer certifying that this condition has been satisfied.

(b) The Company shall have performed or complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it prior to the Closing, and Parent shall have received a certificate signed on behalf of the Company by a senior executive officer certifying that this condition has been satisfied.

Section 6.3. Conditions to Obligations of the Company to Effect the Merger. The obligation of the Company to consummate the Merger is subject to the satisfaction at or prior to the Closing of the following conditions (which may be waived in whole or in part by the Company):

(a) The representations and warranties of Parent and Merger Sub set forth in this Agreement (except those representations and warranties set forth in the proviso below) shall be true and correct (without giving effect to any materiality or Parent Material Adverse Effect qualifier therein), as of the date of this Agreement and as of the Closing Date as though made on or as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect; provided, that the representations and warranties of Parent and Merger Sub set forth in Sections 4.3(a) and 4.3(b) shall be so true and correct in all material respects and the representations and warranties of the Parent set forth in Section 4.7(b) shall be true and correct in all respects, in each case as of the Closing Date as though made on or as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date). The Company shall have received a certificate signed on behalf of Parent by a senior executive officer certifying that this condition has been satisfied.

(b) Parent and Merger Sub shall have performed or complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by each of them prior to the Closing, and the Company shall have received a certificate signed on behalf of Parent by a senior executive officer certifying that this condition has been satisfied.

Section 6.4. Frustration of Closing Condition. No Party may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such Party’s fraud or intentional breach of any material provision of this Agreement or failure to use reasonable best efforts to consummate the Merger and the other transactions contemplated by this Agreement, as required by and subject to Section 5.9.

ARTICLE VII

TERMINATION

Section 7.1. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Closing, whether before or after the Company Stockholder Approval and the Parent Stockholder Approval have been obtained (except as otherwise stated below):

(a) By the mutual written consent of Parent and the Company duly authorized by their respective Boards of Directors;

(b) By either of Parent or the Company:

(i) if any Governmental Entity of competent jurisdiction shall have issued an Order permanently restraining, enjoining or otherwise prohibiting the Merger and such Order shall have become final and non-appealable; provided, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any Party unless such Party shall have used its reasonable best efforts to oppose any such Order and to have such Order vacated or made inapplicable to such Merger;

(ii) if the Merger shall not have been consummated on or before May 15, 2015 (the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall not be available to any Party whose failure to perform in all material respects its obligations under this Agreement was the primary cause of the failure of the Merger to have been consummated by the Outside Date;

(iii) if the Parent Stockholder Approval shall not have been obtained upon a vote taken thereon at the Parent Stockholders Meeting duly convened therefor (including at any adjournment or postponement thereof); or

(iv) if the Company Stockholder Approval shall not have been obtained upon a vote taken thereon at the Company Stockholders Meeting duly convened therefor (including at any adjournment or postponement thereof);

(c) By the Company:

(i) (A) if a Parent Recommendation Change shall have occurred; (B) the Parent Board fails to publicly reaffirm the Parent Recommendation within ten Business Days after receipt of a written request by the Company to provide such reaffirmation following a Parent Acquisition Proposal that has been publicly announced or that has become publicly known; (C) if the Parent Board authorizes, approves or recommends a Parent Acquisition Proposal; (D) if Parent enters into a Contract relating to a Parent Acquisition Proposal (other than a confidentiality agreement entered into in compliance with Section 5.5); or (E) Parent or the Parent Board publicly announces its intention to do any of the foregoing; or

(ii) if Parent or Merger Sub shall have breached any of its representations, warranties, covenants or agreements set forth in this Agreement, such that the conditions set forth in Section 6.3(a) or (b) would be incapable of being satisfied by the Outside Date; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(ii) if the Company is then in material breach of any of its covenants or agreements contained in this Agreement; or

(iii) at any time prior to obtaining the Company Stockholder Approval, if the Company Board determines to enter into a binding agreement that provides for a Superior Company Proposal, but only if the Company is not in material breach of Section 5.4 and has paid, or pays substantially concurrently with such termination, the Company Termination Fee (as defined below) pursuant to Section 7.3(b)(iii); or

(d) By Parent:

(i) (A) if a Company Recommendation Change shall have occurred; (B) the Company Board fails to publicly reaffirm the Company Recommendation within ten Business Days after receipt of a written request by Parent to provide such reaffirmation following a Company Acquisition Proposal that has been publicly announced or that has become publicly known; (C) if the Company Board authorizes, approves or recommends a Company Acquisition Proposal; (D) the Company enters into a Contract relating to a Company Acquisition Proposal (other than a confidentiality agreement entered into in compliance with Section 5.4); or (E) the Company or the Company Board publicly announces its intention to do any of the foregoing; or

(ii) if the Company shall have breached any of its representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in Section 6.2(a) or (b) would be incapable of being satisfied by the Outside Date; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(ii) if Parent or Merger Sub is then in material breach of any of its covenants or agreements contained in this Agreement.

In the event of the termination of this Agreement by either Parent or the Company as provided in Section 7.1, written notice thereof shall forthwith be given by the terminating Party to the other Party specifying the provision hereof pursuant to which such termination is made.

Section 7.2. Effect of Termination. In the event of the termination of this Agreement in accordance with Section 7.1, this Agreement shall forthwith become void and have no effect, and there shall not be any liability or obligation on the part of any Party hereto (or any of its Representatives or Affiliates) to another Party, except that (i) the provisions of Section 5.11(e)(v), the penultimate sentence of Section 5.11(d), this Section 7.2, Section 7.3 and Article VIII shall survive such termination and (ii) no such termination shall relieve any Party from liability to any other Party for any fraud or intentional breach of any covenant or other agreement contained in this Agreement, in which case the aggrieved Party shall be entitled to all rights and remedies available at law or in equity. No termination of this Agreement shall affect the obligations of the Parties contained in the Confidentiality Agreement, all of which obligations shall survive the termination of this Agreement in accordance with its terms.

Section 7.3. Termination Fee; Expenses.

(a) Except as otherwise provided in this Section 7.3 (or otherwise as expressly provided in this Agreement), all fees and expenses incurred by the Parties hereto shall be borne solely by the Party that has incurred such fees and expenses whether or not the Merger is consummated.

(b) The Company will pay to Parent $180,000,000 (the “Company Termination Fee”) (less the amount, if any, of the Parent Expenses previously paid by the Company to Parent pursuant to Section 7.3(d)) if:

(i) Parent terminates this Agreement pursuant to Section 7.1(d)(i);

(ii) (A) this Agreement is terminated pursuant to Section 7.1 (b)(ii) (solely in the event that the Company Stockholders Meeting has not occurred prior to the Outside Date), Section 7.1(b)(iv) or Section 7.1(d)(ii), (B) after the date of this Agreement but prior to the date this Agreement is terminated (in the case of Section 7.1(b)(ii)), after the date of this Agreement but prior to the date of the Company Stockholders Meeting (in the case of Section 7.1(b)(iv)) or after the date of this Agreement but prior to the breach giving rise to such right of termination (in the case of Section 7.1(d)(ii)), a third party has made a Company Acquisition Proposal that has become known to the public and such Company Acquisition Proposal has not been withdrawn prior to the date this Agreement is terminated (in the case of Section 7.1(b)(ii)), prior to the date of the Company Stockholders Meeting (in the case of Section 7.1(b)(iv)) or prior to the breach giving rise to such right of termination (in the case of Section 7.1(d)(ii)), and (C) within 9 months of such termination, the Company enters into a definitive Contract to consummate any Company Acquisition Proposal which is subsequently consummated or any Company Acquisition Proposal is consummated. For the purposes of Section 7.3(b)(ii)(C) only, the term “Company Acquisition Proposal” shall have the meaning assigned to such term in Section 5.4 except that all references to “15%” therein will be deemed to be references to “50%”; or

(iii) the Company terminates this Agreement pursuant to Section 7.1(c)(iii).

(c) Parent will pay to the Company $300,000,000 (the “Parent Termination Fee”) (less the amount, if any, of the Company Expenses previously paid by Parent to the Company pursuant to Section 7.3(e)) if:

(i) the Company terminates this Agreement pursuant to Section 7.1(c)(i); or

(ii) (A) this Agreement is terminated pursuant to Section 7.1(b)(ii) (solely in the event that the Parent Stockholders Meeting has not occurred prior to the Outside Date), Section 7.1(b)(iii) or Section 7.1(c)(ii), (B) after the date of this Agreement but prior to the date this Agreement is terminated (in the case of Section 7.1(b)(ii)), after the date of this Agreement but prior to the date of the Parent Stockholders Meeting (in the case of Section 7.1(b)(iii)) or after the date of this Agreement but prior to the breach giving rise to such right of termination (in the case of Section 7.1(c)(ii)), a third party has made a Parent Acquisition Proposal that has become known to the public and such Parent Acquisition Proposal has not been withdrawn prior to the date this Agreement is terminated (in the case of Section 7.1(b)(ii)), prior to the date of the Parent Stockholders Meeting (in the case of Section 7.1(b)(iii)) or prior to the breach giving rise to such right of termination (in the case of Section 7.1(c)(ii)), and (C) within 9 months of such termination, Parent enters into a definitive Contract to consummate any Parent Acquisition Proposal which is subsequently consummated or any Parent Acquisition Proposal is consummated. For the purposes of Section 7.3(c)(ii)(C) only, the term “Parent Acquisition Proposal” shall have the meaning assigned to such term in the definition thereof under Section 5.5 except that all references to “15%” therein will be deemed to be references to “50%”.

(d) The Company will pay to Parent the Parent Expenses if this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(iv). Any Parent Expenses due under this Section 7.3(d) will be paid by wire transfer of same-day funds as promptly as reasonably practicable following the date of termination of this Agreement (and, in any event, within two Business Days thereof).

(e) Parent will pay to the Company the Company Expenses if this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(iii). Any Company Expenses due under this Section 7.3(e) will be paid by wire transfer of same-day funds as promptly as reasonably practicable following the date of termination of this Agreement (and, in any event, within two Business Days thereof).

(f) Any Company Termination Fee or Parent Termination Fee due under Section 7.3(b) or Section 7.3(c) will be paid by wire transfer of same-day funds (i) in the case of Section 7.3(b)(i) or Section 7.3(c)(i) as promptly as reasonably practicable following the date of termination of this Agreement (and, in any event, within two Business Days thereof), (ii) in the case of Section 7.3(b)(iii), on the Business Day on which this Agreement is terminated and (iii) in the case of Section 7.3(b)(ii) or Section 7.3(c)(ii), on the date of consummation of the Company Acquisition Proposal or Parent Acquisition Proposal, as applicable.

(g) The Parties acknowledge that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement; accordingly, if either the Company or Parent fails promptly to pay any amount due pursuant to this Section 7.3, and, in order to obtain such payment, the Company or Parent, as applicable, commences a suit that results in a judgment against the Company or Parent, as applicable, for any amount due pursuant to this Section 7.3, the non-prevailing Party that is required to pay any such fee shall pay the prevailing Party entitled to receive such fee its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount due pursuant to this Section 7.3 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made. All payments under this Section 7.3 shall be made by wire transfer of immediately available funds to an account designated in writing by Parent or the Company, as applicable. In no event shall a (i) Company Termination Fee be payable more than once or (ii) Parent Termination Fee be payable more than once.

ARTICLE VIII

MISCELLANEOUS

Section 8.1. Amendment and Modification. Subject to applicable Law, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the stockholders of the Company, Parent or Merger Sub contemplated hereby, by written agreement of the Parties hereto at any time prior to the Closing Date with respect to any of the terms contained herein; provided, that (i) the provisions of clause (i) of this Section 8.1 and Sections 8.6, 8.12(b), 8.13 and 8.14 may not be amended in a manner adverse to any Financing Source without the written consent of such Financing Source and (ii) following receipt of such stockholder approvals, no amendment, modification or supplement of this Agreement shall be made that by Law or NYSE regulation requires any further approval or authorization of such stockholders, without such approval or authorization by such stockholders.

Section 8.2. Extension; Waiver. At any time prior to the Closing, each Party may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of the other Parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions of the other Parties contained in this Agreement. Except as required by applicable Law, no such extension or waiver shall require the approval of the stockholders of any of Parent, the Company or Merger Sub. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise by any Party of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

Section 8.3. No Survival. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument pursuant hereto will survive the Closing, except Article VIII and the covenants and agreements that by their terms apply or are to be performed in whole or in part after Closing (including those contained in Article II, Section 5.10 and Section 5.16) shall survive the Closing.

Section 8.4. Notices. All notices and other communications in connection with this Agreement will be in writing and will be deemed duly given (a) on the date of delivery if delivered personally, by facsimile, upon confirmation of receipt, or by electronic mail, upon confirmation of receipt, or (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service. All notices in connection with this Agreement will be delivered as set forth below or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:

(a) if to Parent, Merger Sub or the Surviving Corporation, to:

Albemarle Corporation

451 Florida Street

Baton Rouge, Louisiana 70801

Attention:	Karen G. Narwold, Senior Vice President and General Counsel

Facsimile No.:	(225) 388-8924
Email:	Karen.Narwold@albemarle.com

with a copy to:

Shearman & Sterling LLP

599 Lexington Avenue

New York, New York 10022

Attention:	John A. Marzulli, Jr.
Eliza W. Swann

Facsimile No.:	(212) 848-7179
Email:	jmarzulli@shearman.com
eliza.swann@shearman.com

(b) if to the Company, to:

Rockwood Holdings, Inc.

100 Overlook Center

Princeton, New Jersey 08540

Attention:	Thomas J. Riordan, Executive Vice President and Chief Administrative Officer
Michael W. Valente, Vice President and General Counsel

Facsimile No.:	(609) 514-8722
Email:	TRiordan@rocksp.com
MValente@rocksp.com

with a copy to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attention:	Brian M. Stadler
Roxane F. Reardon Eric M. Swedenburg

Facsimile No.:	(212) 455-2502
Email:	bstadler@stblaw.com
rfreardon@stblaw.com eswedenburg@stblaw.com

Section 8.5. Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the Parties and delivered to the other Parties (including by facsimile or via portable document format (.pdf)), it being understood that all Parties need not sign the same counterpart.

Section 8.6. Entire Agreement; Third Party Beneficiaries. This Agreement (including the Exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof and thereof and (b) are not intended to confer any rights, benefits, remedies, obligations or liabilities upon any Person other than the Parties hereto and their respective successors and assigns, except that, notwithstanding the foregoing clause (b), (i) following the Effective Time, the provisions of Section 5.10 shall be enforceable by each Company Indemnified Party and his or her heirs, executors or administrators and representatives, (ii) the provisions of clause (i) of Section 8.1, this Section 8.6, Section 8.12(b), Section 8.13 and Section 8.14 shall be enforceable by each Financing Source, (iii) following and conditioned upon the occurrence of the Effective Time, the provisions of Section 5.16 shall be enforceable by the Company Designees and (iv) following and conditioned upon the occurrence of the Effective Time, the provisions of Article II with respect to the rights of holders of shares of Company Common Stock, Company Stock Options and Company RSUs to receive the Merger Consideration, as applicable, shall be enforceable by such holders. Parent and Merger Sub acknowledge and agree that nothing in this Agreement precludes the Company from asserting that its measure of damages for any breach of this Agreement by Parent or Merger Sub includes the loss of the economic benefits of the transactions contemplated by this Agreement to the holders of Company Common Stock, whether or not this Agreement has been validly terminated pursuant to Section 7.1.

Section 8.7. Severability. If any term, provision, covenant or restriction (or part thereof) of this Agreement is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, so long as the economic and legal substance of the transactions contemplated hereby, taken as a whole, are not affected in a manner materially adverse to any Party hereto.

Section 8.8. Interpretation. The words “include,” “includes,” and “including” shall be deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of like import. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to “this Agreement” shall include the Parent Disclosure Letter and the Company Disclosure Letter. The word “will” shall be construed to have the same meaning and effect as the word “shall.” All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The Company Disclosure Letter and the Parent Disclosure Letter are hereby incorporated in and made a part of this Agreement as if set forth in full herein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Contract, instrument or Law defined or referred to herein means such Contract, instrument or Law as from time to time amended, modified or supplemented in a manner consistent with this Agreement, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Laws) by succession of comparable successor Laws and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. This Agreement is the product of negotiations by the Parties having the assistance of counsel and other advisers. It is the intention of the Parties that this Agreement not be construed more strictly with regard to one Party than with regard to the others.

Section 8.9. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto in whole or in part (whether by operation of Law or otherwise) without the prior written consent of the other Parties, and any such assignment without such consent shall be null and void; provided that, without the consent of any other Party, prior to the mailing of the Joint Proxy Statement, Parent may designate, by written notice to the Company, another wholly-owned direct or indirect Parent

Subsidiary to be a party to the Merger in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other Parent Subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Parent Subsidiary as of the date of such designation; provided, further, that any such designation not impede or delay the Merger or the other transactions contemplated by this Agreement. For the avoidance of doubt, without the consent of any Party, Parent may transfer the shares of common stock of Merger Sub to any one or more direct or indirect wholly-owned Subsidiaries of Parent.

Section 8.10. Headings. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 8.11. Governing Law. This Agreement shall be governed and construed in accordance with the Laws of the State of Delaware.

Section 8.12. Enforcement; Exclusive Jurisdiction.

(a) The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware or, if under applicable Law exclusive jurisdiction over such matter is vested in the federal courts, any federal court located in the State of Delaware without proof of actual damages or otherwise (and, to the fullest extent permitted by Law, each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the Parties hereto (a) consents to submit itself, and hereby submits itself, to the personal jurisdiction of the Court of Chancery of the State of Delaware and any federal court located in the State of Delaware, or, if neither of such courts has subject matter jurisdiction, any state court of the State of Delaware having subject matter jurisdiction, in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and agrees not to plead or claim any objection to the laying of venue in any such court or that any judicial proceeding in any such court has been brought in an inconvenient forum, (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware and any federal court located in the State of Delaware, or, if neither of such courts has subject matter jurisdiction, any state court of the State of Delaware having subject matter jurisdiction, and (d) consents to service of process being made through the notice procedures set forth in Section 8.4.

(b) Notwithstanding anything contrary in this Agreement, each of the Parties hereto agrees that it will not bring or support, nor will it permit any of its Affiliates to bring or support, any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof). The Parties hereto further agree that all of the provisions of Section 8.13 relating to waiver of jury trial shall apply to any action, cause of action, claim, cross-claim or third party-claim referenced in this Section 8.12(b). The provisions of this Section 8.12(b) shall be enforceable by each Financing Source, its Affiliates and their respective successors and permitted assigns.

Section 8.13. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY KNOWINGLY, INTENTIONALLY AND VOLUNTARILY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING BUT NOT LIMITED TO ANY DISPUTE ARISING OUT OF OR RELATING TO THE COMMITMENT LETTER OR THE PERFORMANCE THEREOF).

Section 8.14. Non-Recourse to Lenders. Subject to the rights of the parties to the Commitment Letter under the terms of the Commitment Letter, none of the parties hereto, nor or any of their respective Affiliates, solely in their respective capacities as parties to this Agreement, shall have any rights or claims against any Financing Sources, solely in their respective capacities as lenders or arrangers in connection with the Financing, and the Financing Sources, solely in their respective capacities as lenders or arrangers, shall not have any rights or claims against any party hereto or any related person thereof, in connection with this Agreement or the Financing, whether at law or equity, in contract, in tort or otherwise.

Section 8.15. Definitions.

(a) The following terms and those set forth in the Index of Defined Terms shall have the meanings specified in this Section 8.15 or on the corresponding page number of the Index of Defined Terms:

An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, Controls, is controlled by, or is under common control with, such first Person.

“Beneficial Owner” means, with respect to a Security, any Person who, directly or indirectly, through any Contract, relationship or otherwise, has or shares (a) the power to vote, or to direct the voting of, such Security, (b) the power to dispose of, or to direct the disposition of, such Security or (c) the ability to profit or share in any profit derived from a transaction in such Security. The terms “Beneficially Own,” “Beneficially Owned” and “Beneficial Ownership” shall have a correlative meaning.

“Business Day” means any day except a Saturday, a Sunday or other day on which the SEC or the banking institutions in the City of New York are authorized or required by Law to be closed.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” means any employee benefit plan including any “employee benefit plan,” as defined in Section 3(3) of ERISA and each stock grant, stock purchase, stock option, restricted stock, other equity or equity-related, severance, employment, change-in-control, retention, fringe benefit, loan, collective bargaining, bonus, incentive, sabbatical, medical, dental, vision, disability, cafeteria benefit, dependent care, welfare benefit, life insurance or accident insurance, retirement, supplemental retirement, deferred compensation or other compensation or benefit plan, agreement, program, policy or other arrangement, whether or not subject to ERISA, maintained, entered into or contributed to by the Company or any of its ERISA Affiliates, or to which the Company or any of its ERISA Affiliates is a party, whether written or oral, for the benefit of any present or former employee, consultant or director of the Company or any of the Company Subsidiaries (including their dependents or beneficiaries) or with respect to which the Company or any of its ERISA Affiliates has any liability (contingent or otherwise).

“Company Board” means the Board of Directors of the Company.

“Company Common Stock” means the Company’s common stock, par value $0.01 per share.

“Company Expenses” means any and all out-of-pocket fees and expenses (including, without limitation, legal, investment banking, accounting, banking and consulting fees and expenses) of the Company and the Company Subsidiaries, up to an aggregate of $25,000,000, actually incurred in connection with the due diligence investigation, negotiation, preparation and execution of this Agreement and the preparation for the consummation of the Merger and the other transactions contemplated hereby (subject to reasonable documentation).

“Company Material Adverse Effect” means an event, change, condition, occurrence or effect that has had a material adverse effect on the assets, business, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, provided, however, that no events, changes, conditions, occurrences or effects arising out of or relating to any of the following, either alone or in combination, shall constitute or be taken into account in determining a Company Material Adverse Effect: (i) any change generally affecting regulatory or political conditions in the United States, the European Union or in any other country; (ii) any change generally affecting economic conditions in the United States, the European Union or in any other country; (iii) any change generally affecting the capital or financial markets, including changes in interest or exchange rates, in the United States, the European Union or in any other country; (iv) any change generally affecting the industries, markets or geographical areas in which the Company or any Company Subsidiary operates; (v) any hurricane, flood, earthquake or other natural disaster; (vi) any military action, civil disturbance (other than in connection with any labor dispute), acts of war (whether or not declared) or terrorism, or any outbreak, escalation or worsening of any of the foregoing; (vii) any change or proposed change in GAAP or the interpretation thereof; (viii) any change or proposed change in applicable Law or the interpretation thereof; (ix) any change in the price or availability of any raw material or commodity used or sold by the Company or any Company Subsidiary; (x) the negotiation, execution, delivery, pendency or performance of this Agreement or the consummation of the transactions contemplated hereby, or any public disclosure relating to any of the foregoing, or the impact of any of the foregoing on relationships, contractual or otherwise, with customers, suppliers, lenders, employees, unions, licensors, joint venture partners or other Persons with business relationships with the Company or any Company Subsidiary, or any action or inaction by a Governmental Entity or any Proceeding or dispute brought or threatened arising out of or relating to the matters in this clause (x); (xi) the pendency or performance of the Pigments Business Disposition Agreement (including any amendment or waiver thereof, consent thereunder or termination thereof in compliance with this Agreement) or the consummation of the transactions contemplated thereby (including the taking of any action or failure to take any action contemplated by the Pigments Business Disposition Agreement, to facilitate the consummation thereof) or any post-closing indemnity or other liability or obligation arising out of or relating to such agreement (it being understood that any event, change, condition, occurrence or effect underlying any such post-closing indemnity may be taken into account in determining a Company Material Adverse Effect), or any public disclosure relating to any of the foregoing, or the impact of any of the foregoing on relationships, contractual or otherwise, with customers, suppliers, lenders, employees, unions, joint venture partners or other Persons with business relationships with the Company or any Company Subsidiary, or any action or inaction by a Governmental Entity or any Proceeding or dispute brought or threatened arising out of or relating to the matters in this clause (xi) (it being understood that any event, change, condition, occurrence or effect underlying any such Proceeding that is brought after the consummation of the transactions contemplated by the Pigments Business Disposition Agreement may be taken into account in determining a Company Material Adverse Effect); (xii) any action taken at Parent’s request; (xiii) any decline in the credit rating, market price or trading volume of any Securities or Indebtedness of the Company or any Company Subsidiary or any failure of the Company or any Company Subsidiary to achieve any internal or public earnings or other financial projections or forecasts (it being understood that any event, change, condition, occurrence or effect underlying such decline or failure (other than any event, change, condition, occurrence or effect relating to matters in clauses (i) – (xii) and (xiv)) may be taken into account in determining a Company Material Adverse Effect); or (xiv) any action taken by Parent or its Affiliates (including any disclosure regarding Parent’s plans with respect to the conduct of the business of the Company following the Effective Time); except in the case of clauses (ii), (iii) and (vii), to the extent that the Company and its Subsidiaries, taken as a whole, are disproportionately adversely affected thereby in any material respect as compared to other participants in the industries in which the Company and its Subsidiaries operate. With respect to references to Company Material Adverse Effect in the representations and warranties set forth in Section 3.4, the exceptions in clause (x) above shall not apply.

“Company Notes” means the 4.625% senior notes due October 15, 2020 issued by Rockwood Specialties Group, Inc. pursuant to the Company Notes Indenture.

“Company Notes Indenture” means that certain First Supplemental Indenture, dated as of September 25, 2012, to the Indenture, dated as of September 25, 2012, among Rockwood Specialties Group, Inc., the guarantors party thereto and Wells Fargo Bank, National Association as Trustee.

“Company Preferred Stock” means the Company’s preferred stock, par value $0.01 per share.

“Company SEC Financial Statements” means the consolidated financial statements of the Company included in the Company SEC Documents (including, in each case, any notes or schedules thereto).

“Company Stock Incentive Plans” means, collectively, (i) the Amended and Restated 2009 Rockwood Holdings, Inc. Stock Incentive Plan, (ii) the 2008 Amended and Restated Stock Purchase and Option Plan for Rockwood Holdings, Inc. and Subsidiaries, (iii) the Amended and Restated 2005 Stock Purchase and Option Plan for Rockwood Holdings, Inc. and Subsidiaries and (iv) the Amended and Restated 2003 Stock Purchase and Option Plan for Rockwood Holdings, Inc. and Subsidiaries, and each individual award agreement thereunder.

“Company Stockholder Approval” means the adoption of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock.

“Company Stockholders Meeting” means a meeting of the holders of Company Common Stock for the purpose of seeking the Company Stockholder Approval (including any adjournments or postponements thereof).

“Company Subsidiary” means a Subsidiary of the Company.

“Competition Laws” means all laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or lessening of competition through merger or acquisition or restraint of trade.

“Confidentiality Agreement” means the confidentiality agreement, dated February 17, 2014, between Parent and the Company, as the same may be further amended, supplemented or otherwise modified by the Parties.

“Constituent Documents” means, with respect to any Person, the charter, the certificate or articles of incorporation or formation, bylaws, limited liability company or operating agreement or comparable organizational documents of such Person, as the same may be amended, supplemented or otherwise modified from time to time.

“Contract” means any note, bond, debenture, mortgage, indenture, deed of trust, license, lease, agreement or other contract, agreement, commitment, instrument or obligation, in each case, including all amendments thereto.

“Control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or any other means.

“Environmental Claim” means any claim, action, cause of action, suit, proceeding, investigation, order, demand or notice (written or oral) by any Person alleging actual or potential liability (including actual or potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, attorneys’ fees or penalties) arising out of, based on, resulting from or relating to (a) the presence, Release of or exposure to any Materials of Environmental Concern, or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

“Environmental Laws” means all Laws relating to pollution, the protection, restoration, reclamation or remediation of or prevention of harm to the environment or natural resources, the protection of human health and safety from the presence of Materials of Environmental Concern, or health and safety as they relate to mining activities, including Laws relating to: (a) the exposure to, or Releases or threatened Releases of, Materials of Environmental Concern; (b) the generation, manufacture, processing, distribution, use, treatment, containment, disposal, storage, transport or handling of Materials of Environmental Concern; (c) recordkeeping, notification, disclosure and reporting requirements respecting Materials of Environmental Concern; or (d) the reclamation of the environment disturbed or affected by mining operations, including any requirements to post financial assurances.

“Environmental Permit” means any Permit or any other governmental authorization under any Environmental Law.

“Equity Interest” means, with respect to any Person, any security or obligation convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, calls, restricted stock, deferred stock awards, stock units, “phantom” awards, dividend equivalents, or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock or earnings of such Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Person, each trade or business, whether or not incorporated, that, together with such Person, would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA or Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended and the related rules and regulations promulgated thereunder.

“Financing Sources” means the Persons (including the parties to the Commitment Letter) that have committed to provide or otherwise entered into agreements in connection with the Financing, or alternative financings in connection with the transactions contemplated by this Agreement, and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto.

“Form S-4” means the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued in the Merger (as amended or supplemented from time to time).

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Entity” means, anywhere in the world, any supranational, national, federal, state, provincial, municipal, local or foreign government, governmental or quasi-governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, arbitral body or other tribunal.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder.

“Indebtedness” means (i) any indebtedness or other obligation for borrowed money, whether current, short-term or long-term, or secured or unsecured, and whether evidenced by a note, bond, debenture or other Security or similar instrument or otherwise, (ii) any liabilities or obligations with respect to interest rate swaps, collars, caps and similar hedging obligations or other financial agreements or arrangements entered into for the purpose of limiting or managing interest rate risks, (iii) any capitalized lease obligations, (iv) any obligations for the deferred purchase price of property or services, and (v) guaranties, endorsements and assumptions in respect of any of the foregoing clauses (i) through (iv).

“Intellectual Property” means all intellectual property rights throughout the world, including all U.S. and foreign (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof, (ii) trademarks, service marks, names, corporate names, trade names, domain names, social media addresses, logos, slogans, trade dress, design rights, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing, (iii) copyrights and copyrightable subject matter, (iv) rights in computer programs (whether in source code, object code, or other form), algorithms, compilations, technology supporting the foregoing, and all documentation, including user manuals and training materials, related to any of the foregoing, (v) Trade Secrets, (vi) rights of publicity and privacy, and rights to personal information, (vii) moral rights and rights of attribution and integrity, (viii) all rights in the foregoing and in other similar intangible assets, and (ix) all applications and registrations for the foregoing.

“Knowledge” means the actual knowledge of (a) with respect to the Company, the persons set forth in Section 8.15(A) of the Company Disclosure Letter after reasonable inquiry and (b) with respect to Parent, the persons set forth on Section 8.15(B) of the Parent Disclosure Letter after reasonable inquiry.

“Laws” means any United States, federal, state or local or any foreign law (in each case, statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, statute, regulation or other similar requirement enacted, issued, adopted, promulgated, entered into or applied by a Governmental Entity.

“Leased Real Property” means the real property leased or subleased by the Company or any Company Subsidiary that is material to the operation of the business of the Company or any Company Subsidiary.

“Lien” means any lien (statutory or otherwise), pledge, hypothecation, mortgage, lease, restriction, covenant, title defect, assignment, exclusive license, charge, encumbrance, adverse right, claim, option, right of first refusal, preemptive right or security interest of any kind or nature whatsoever.

“Materials of Environmental Concern” means any material, substance, chemical, or waste (or combination thereof) that (i) is or is listed, defined, designated, regulated or classified as hazardous, toxic, radioactive, dangerous, a pollutant, a contaminant, petroleum, oil, a reproductive toxin, a mutagen, a carcinogen, an endocrine disruptor, asbestos, polychlorinated biphenyl or words of similar meaning or effect under any Law relating to pollution, waste or the environment or the protection of human health and safety; or (ii) can form the basis of any liability under any Law relating to pollution, waste, or the environment or the protection of human health and safety.

“Non-U.S. Company Benefit Plan” means a Company Benefit Plan that is not subject exclusively to United States Law.

“Non-U.S. Parent Benefit Plan” means a Parent Benefit Plan that is not subject exclusively to United States Law.

“NYSE” means the New York Stock Exchange.

“Option Consideration” means an amount equal the product of (A) the number of shares underlying a Company Stock Option multiplied by (B) the sum of (x) the Per Share Cash Amount, plus (y) the product of the Exchange Ratio and the Parent Share Cash Value, minus (z) the aggregate exercise price that would be paid upon the exercise of such Company Stock Option.

“Order” means any order, writ, injunction, decree, judgment, award, injunction, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Entity (in each case, whether temporary, preliminary or permanent).

“Owned Real Property” means the real property owned by the Company or any Company Subsidiary that is material to the operation of the business of the Company or any Company Subsidiary.

“Parent Benefit Plan” means any employee benefit plan including any “employee benefit plan,” as defined in Section 3(3) of ERISA and each stock grant, stock purchase, stock option, restricted stock, other equity or equity-related, severance, employment, change-in-control, retention, fringe benefit, loan, collective bargaining, bonus, incentive, sabbatical, medical, dental, vision, disability, cafeteria benefit, dependent care, welfare benefit, life insurance or accident insurance, retirement, supplemental retirement, deferred compensation or other compensation or benefit plan, agreement, program, policy or other arrangement, whether or not subject to ERISA, maintained, entered into or contributed to by Parent or any of its ERISA Affiliates, or to which Parent or any of its ERISA Affiliates is a party, whether written or oral, for the benefit of any present or former employee, consultant or director of Parent or any of its Subsidiaries (including their dependents or beneficiaries) or with respect to which Parent or any of its ERISA Affiliates has any liability (contingent or otherwise).

“Parent Board” means the Board of Directors of Parent.

“Parent Common Stock” means Parent’s shares of common stock, par value $0.01 per share.

“Parent Expenses” means any and all out-of-pocket fees and expenses (including, without limitation, legal, investment banking, accounting, banking and consulting fees and expenses) of Parent and the Parent Subsidiaries, up to an aggregate of $25,000,000, actually incurred in connection with the due diligence investigation, negotiation, preparation and execution of this Agreement and the Commitment Letter and the preparation for the consummation of the Merger, the Financing and the other transactions contemplated hereby (subject to reasonable documentation).

“Parent Material Adverse Effect” means an event, change, condition, occurrence or effect that has had a material adverse effect on the assets, business, financial condition or results of operations of Parent and the Parent Subsidiaries, taken as a whole, provided, however, that no events, changes, conditions, occurrences or effects arising out of or relating to any of the following, either alone or in combination, shall constitute or be taken into account in determining a Parent Material Adverse Effect: (i) any change generally affecting regulatory or political conditions in the United States, the European Union or in any other country; (ii) any change generally affecting economic conditions in the United States, the European Union or in any other country; (iii) any change generally affecting the capital or financial markets, including changes in interest or exchange rates, in the United States, the European Union or in any other country; (iv) any change generally affecting the industries, markets or geographical areas in which Parent or any Parent Subsidiary operates; (v) any hurricane, flood, earthquake or other natural disaster; (vi) any military action, civil disturbance (other than in connection with any labor dispute), acts of war (whether or not declared) or terrorism, or any outbreak, escalation or worsening of any of the foregoing; (vii) any change or proposed change in GAAP or the interpretation thereof; (viii) any change or proposed change in applicable Law or the interpretation thereof; (ix) any change in the price or availability of any raw material or commodity used or sold by Parent or any Parent Subsidiary; (x) the negotiation, execution, delivery, pendency or performance of this Agreement or the consummation of the transactions contemplated hereby, or any public disclosure relating to any of the foregoing, or the impact of any of the foregoing on relationships, contractual or otherwise, with customers, suppliers, lenders, employees, unions, licensors, joint venture partners or other Persons with business relationships with Parent or any Parent Subsidiary, or any action or inaction by a Governmental Entity or any Proceeding or dispute brought or threatened arising out of or relating to the matters in this clause (x); (xi) any action taken at the Company’s request; (xii) any decline in the credit rating, market price or trading volume of any Securities or Indebtedness of Parent or any Parent Subsidiary or any failure of Parent or any Parent Subsidiary to achieve any internal or public earnings or other financial projections or forecasts (it being understood that any event, change, condition, occurrence or effect underlying such decline or failure (other than any event, change, condition, occurrence or effect relating to matters in clauses (i) – (xi) and (xiii)) may be taken into account in determining a Parent Material Adverse Effect); or (xiii) any action taken by the Company or its Affiliates; except in the case of clauses (ii), (iii) and (vii), to the extent that Parent and its Subsidiaries, taken as a whole, are disproportionately adversely affected thereby in any material respect as compared to other participants in the industries in which Parent and its Subsidiaries operate. With respect to references to Parent Material Adverse Effect in the representations and warranties set forth in Section 4.5, the exceptions in clause (x) above shall not apply.

“Parent Leased Real Property” means the real property leased or subleased by Parent or any Parent Subsidiary that is material to the operation of the business of Parent or any Parent Subsidiary.

“Parent Owned Real Property” means the real property owned by Parent or any Parent Subsidiary that is material to the operation of the business of Parent or any Parent Subsidiary.

“Parent Preferred Stock” means the Parent’s preferred stock.

“Parent Real Property” means the Parent Owned Real Property and the Parent Leased Real Property.

“Parent Real Property Lease” means any lease, sublease, license, use or occupancy or similar agreements for Parent Leased Real Property.

“Parent SEC Financial Statements” means the consolidated financial statements of Parent included in the Parent SEC Documents (including, in each case, any notes or schedules thereto).

“Parent Share Cash Value” means an amount equal to the average of the volume weighted average price per share of Parent Common Stock on the NYSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) on each of the five consecutive trading days ending with the first complete trading day immediately prior to the Closing Date.

“Parent Stock Issuance” means the issuance of shares of Parent Common Stock as part of the Merger Consideration.

“Parent Stockholder Approval” means the approval of the Parent Stock Issuance by a majority of votes cast by the holders of Parent Common Stock at the Parent Stockholders Meeting.

“Parent Stockholders Meeting” means a meeting of the holders of Parent Common Stock for the purpose of seeking the Parent Stockholder Approval (including any adjournments or postponements thereof).

“Parent Subsidiary” means a Subsidiary of Parent.

“Permit” means any governmental license, permit, certificate, approval or authorization.

“Permitted Lien” means (i) any Lien for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established, (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Liens, including statutory liens, in each case incurred in the ordinary course of business to secure claims which are not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established, (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, (iv) easements, rights-of-way, covenants, restrictions and other similar nonmonetary encumbrances, and other minor irregularities in title, minor encroachments or similar items shown on an accurate survey of the applicable Real Property, in each case that do not materially impair the use or value of the property subject thereto, (v) statutory landlords’ Liens and Liens granted to landlords under any lease, (vi) any purchase money security interests, equipment leases or similar financing arrangements, (vii) non-exclusive licenses of Intellectual Property in the ordinary course of business, and (viii) zoning, building codes and other land use Laws regulating the use or occupancy of such Real Property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such Real Property which are not violated by the current use or occupancy of such Real Property.

“Person” means any individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Pigments Business” means the businesses of the Company being sold pursuant to the Pigments Business Disposition Agreement.

“Pigments Business Disposition Agreement” means the Stock Purchase Agreement, dated as of September 17, 2013, by and between Rockwood Specialties Group, Inc. and Huntsman International LLC, as it may be amended from time to time in accordance with this Agreement.

“Proceeding” means any suit, action, proceeding, arbitration, mediation, audit, hearing, inquiry or, to the Knowledge of the Person in question, investigation (in each case, whether civil, criminal, administrative, investigative, formal or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity.

“Real Property” means the Owned Real Property and the Leased Real Property.

“Real Property Lease” means any lease, sublease, license, use or occupancy or similar agreement for Leased Real Property.

“Release” means disposing, discharging, injecting, spilling, migrating, leaking, pumping, pouring, leaching, dumping, emitting, escaping or emptying into or upon the indoor or outdoor environment including without limitations any soil, sediment, subsurface strata, surface water, groundwater, ambient air, the atmosphere or any other media.

“Representatives” means, with respect to any Person, such Person’s officers, agents, control persons, employees, consultants, professional advisers (including attorneys, accountants and financial advisors) and Financing Sources.

“SEC” means the United States Securities and Exchange Commission.

“Security” or “Securities” means, with respect to any Person, any series of common stock, preferred stock and any other equity securities or capital stock of such Person (including interests convertible into or exchangeable or exercisable for any equity interest in any such series of common stock, preferred stock, and any other equity securities or capital stock of such Person), however described and whether voting or non-voting.

“Securities Act” means the Securities Act of 1933, as amended and the related rules and regulations promulgated thereunder.

“Subsidiary” means, when used with respect to any Person, any other corporation, partnership, limited liability company or other entity (i) of which at least 50 percent of the Securities having by their terms ordinary voting power to elect at least 50 percent of the members of the Board of Directors or others performing similar functions with respect to such entity other is owned or controlled by such Person or by any one or more of its Subsidiaries and (ii) which is required to be consolidated with such Person by GAAP.

“Takeover Law” means any state “business combination,” “affiliated transaction,” “control share acquisition,” “fair price,” “moratorium” or other anti-takeover Law.

“Taxes” means any and all federal, state, local, foreign or other taxes, fees, assessments or charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes or other similar charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, capital, sales, use, transfer, inventory, license, capital stock, payroll, employment, unemployment, social security, workers’ compensation, severance, stamp, occupation, premium or net worth, and taxes or other similar charges in the nature of excise, withholding, ad valorem, value added, estimated taxes, or custom duties.

“Tax Return” means any report, return, document, declaration or other information or filing required to be filed with respect to Taxes (whether or not a payment is required to be made with respect to such filing), including, without limitation, information returns, declarations of estimated Taxes, amended returns or claims for refunds (and any attachments thereto).

“Trade Secrets” means all trade secrets and all other confidential information, ideas, know-how, inventions, proprietary processes, formulae, models, and methodologies.

“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, Parent, the Company and Merger Sub have caused this Agreement to be duly executed, all as of the date first written above.

ALBEMARLE CORPORATION

By:	/s/ Karen G. Narwold
Name:	Karen G. Narwold
Title:	Senior Vice President & General Counsel

[Signature Page to Merger Agreement]

ALBEMARLE HOLDINGS CORPORATION

By:	/s/ Karen G. Narwold
Name:	Karen G. Narwold
Title:	President

[Signature Page to Merger Agreement]

ROCKWOOD HOLDINGS, INC.

By:	/s/ Robert J. Zatta
Name:	Robert J. Zatta
Title:	Acting Chief Executive Officer and Chief Financial Officer

[Signature Page to Merger Agreement]

ANNEX B

July 14, 2014

The Board of Directors

Albemarle Corporation

451 Florida Street

Baton Rouge, Louisiana 70801

Members of the Board of Directors:

We understand that Albemarle Corporation (“Albemarle”) proposes to enter into an Agreement and Plan of Merger (the “Agreement”), by and among Albemarle, Albemarle Holdings Corporation, a wholly owned subsidiary of Albemarle (“Merger Sub”), and Rockwood Holdings, Inc. (“Rockwood”), pursuant to which, among other things, Merger Sub will merge with and into Rockwood (the “Transaction”) and each outstanding share of the common stock, par value $0.01 per share, of Rockwood (“Rockwood Common Stock”), other than any shares of Rockwood Common Stock to be cancelled in accordance with the terms of the Agreement or as to which dissenters’ rights have been exercised, will be converted into the right to receive (i) $50.65 in cash, without interest (the “Cash Consideration”), and (ii) 0.4803 of a validly issued, fully paid and non-assessable share of the common stock, par value $0.01 per share, of Albemarle (“Albemarle Common Stock”) (the “Stock Consideration” and, together with the Cash Consideration, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to Albemarle of the Consideration to be paid by Albemarle in the Transaction.

In connection with this opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to Rockwood and Albemarle;

(ii)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Rockwood furnished to or discussed with us by the management of Rockwood, including certain financial forecasts relating to Rockwood prepared by the management of Rockwood (such forecasts, the “Rockwood Forecasts”);

(iii)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Albemarle furnished to or discussed with us by the management of Albemarle, including certain financial forecasts relating to Albemarle prepared by the management of Albemarle (such forecasts, the “Albemarle Forecasts”);

(iv)	reviewed certain estimates as to the amount and timing of synergies (the “Synergies”) anticipated by the management of Albemarle to result from the Transaction;

(v)	discussed the past and current business, operations, financial condition and prospects of Rockwood with members of senior managements of Rockwood and Albemarle, and discussed the past and current business, operations, financial condition and prospects of Albemarle with members of senior management of Albemarle;

(vi)	reviewed the potential pro forma financial impact of the Transaction on the future financial performance of Albemarle, including the potential effect on Albemarle’s estimated earnings per share;

(vii)	reviewed the trading histories for Rockwood Common Stock and Albemarle Common Stock and a comparison of such trading histories with each other;

(viii)	compared certain financial and stock market information of Rockwood and Albemarle with similar information of other companies we deemed relevant;

(ix)	compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of other transactions we deemed relevant;

(x)	reviewed a draft, dated July 14, 2014, of the Agreement (the “Draft Agreement”); and

(xi)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the managements of Albemarle and Rockwood that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to Rockwood Forecasts, we have been advised by Rockwood, and have assumed, with the consent of Albemarle, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Rockwood as to the future financial performance of Rockwood. With respect to the Albemarle Forecasts and the Synergies, we have assumed, at the direction of Albemarle, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Albemarle as to the future financial performance of Rockwood and Albemarle and the other matters covered thereby. We have relied, at the direction of Albemarle, on the assessments of the management of Albemarle as to Albemarle’s ability to achieve the Synergies and have been advised by Albemarle, and have assumed, that the Synergies will be realized in the amounts and at the times projected.

We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Rockwood, Albemarle or any other entity, nor have we made any physical inspection of the properties or assets of Rockwood, Albemarle or any other entity and we have assumed, with the consent of Albemarle, that there are no material undisclosed liabilities of or relating to Albemarle, Rockwood or any other entity for which appropriate reserves or other provisions have not been made. We have not evaluated the solvency or fair value of Rockwood, Albemarle or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of Albemarle, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Rockwood, Albemarle or the contemplated benefits of the Transaction. We also have assumed, at the direction of Albemarle, that the final executed Agreement will not differ in any material respect from the Draft Agreement reviewed by us.

We express no view or opinion as to any terms or other aspects or implications of the Transaction (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction, the form or structure of, or any adjustments to, the Consideration or any terms, aspects or implications of any other arrangement, agreement or understanding entered into in connection with or related to the Transaction or otherwise. Our opinion is limited to the fairness, from a financial point of view, to Albemarle of the Consideration to be paid in the Transaction and no opinion or view is expressed with respect to any consideration received in connection with the Transaction by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Consideration or otherwise. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to Albemarle or in which Albemarle might engage or as to the underlying business decision of Albemarle to proceed with or effect the Transaction. We are not expressing any view or opinion with respect to, and have relied, with the consent of Albemarle, upon the assessments of representatives of Albemarle regarding, legal, regulatory, accounting, tax and similar matters relating to Rockwood, Albemarle or any other entity and the Transaction (including the contemplated benefits of the Transaction), as to which we understand that Albemarle obtained such advice as it deemed necessary from qualified professionals. We further are not expressing any opinion as to what the value of Albemarle Common Stock actually will be when issued or the prices at which Albemarle Common Stock or Rockwood Common Stock will trade at any time, including following announcement or consummation of the Transaction. In addition, we express no opinion or recommendation as to how any stockholder or shareholder should vote or act in connection with the Transaction or any related matter.

We have acted as financial advisor to Albemarle in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and a significant portion of which is contingent upon consummation of the Transaction. We and certain of our affiliates also are participating in the financing for the Transaction, for which services we and such affiliates will receive significant compensation, including acting as (i) a lead arranger, lender and administrative agent for a potential bridge financing facility, for a term loan credit facility, and for a backstop revolving credit facility, and (ii) an underwriter for a new bond issuance. In addition, Albemarle has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Albemarle, Rockwood and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Albemarle and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as financial advisor to Albemarle in connection with a divestiture transaction, (ii) having acted or acting as administrative agent, joint book manager and joint lead arranger for, and/or as a lender under, certain term loans, letters of credit, credit and leasing facilities and other credit arrangements of Albemarle and certain of its affiliates, (iii) having acted or acting as dealer for a commercial paper program of Albemarle, (iv) having acted as placement agent for a share repurchase program of Albemarle, (v) having provided or providing certain managed institutional investments services and products to Albemarle and certain of its affiliates, (vi) having provided or providing certain commodity, derivatives, foreign exchange and other trading services to Albemarle and certain of its affiliates, and (vii) having provided or providing certain treasury management services and products to Albemarle and certain of its affiliates.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Rockwood and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as a lender under certain term loans and other credit arrangements of Rockwood and certain of its affiliates, (ii) having provided or providing certain foreign exchange and other trading services to Rockwood and certain of its affiliates, and (iii) having provided or providing certain treasury management services and products to Rockwood and certain of its affiliates.

It is understood that this letter is for the benefit and use of the Board of Directors of Albemarle (in its capacity as such) in connection with and for purposes of its evaluation of the Transaction.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by our Americas Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be paid in the Transaction by Albemarle is fair, from a financial point of view, to Albemarle.

Very truly yours,

/s/ MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

ANNEX C

July 14, 2014

The Board of Directors

Rockwood Holdings, Inc.

100 Overlook Center

Princeton, New Jersey 08540

Dear Members of the Board:

We understand that Rockwood Holdings, Inc., a Delaware corporation (“Company”), Albemarle Corporation, a Virginia corporation (“Parent”), and Albemarle Holdings Corporation, a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Agreement”), pursuant to which Merger Sub will be merged with and into Company (the “Transaction”) and each outstanding share of the common stock, par value $0.01 per share, of Company (“Company Common Stock”), other than shares of Company Common Stock held by holders who are entitled to and properly demand an appraisal of their shares of Company Common Stock and shares of Company Common Stock that are owned, directly or indirectly, by Parent, Company (as treasury shares or otherwise) or Merger Sub (such holders, collectively, “Excluded Holders”), will be converted into the right to receive (i) $50.65 in cash (the “Cash Consideration”) and (ii) 0.4803 of a share of the common stock, par value $0.01 per share, of Parent (“Parent Common Stock”) (such number of shares so issuable, the “Stock Consideration” and, together with the Cash Consideration, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to holders of Company Common Stock (other than Excluded Holders) of the Consideration to be paid to such holders in the Transaction.

In connection with this opinion, we have:

(i)	Reviewed the financial terms and conditions of a draft, dated July 14, 2014, of the Agreement;

(ii)	Reviewed certain publicly available historical business and financial information relating to Company and Parent;

(iii)	Reviewed various financial forecasts and other data provided to us by Company relating to the business of Company, financial forecasts and other data provided to us by Parent relating to the business of Parent and the projected synergies and other benefits, including the amount and timing thereof, anticipated by the management of Parent to be realized from the Transaction and certain publicly available financial forecasts relating to the businesses of Company and Parent;

(iv)	Held discussions with members of the senior managements of Company and Parent with respect to the businesses and prospects of Company and Parent, respectively, and the projected synergies and other benefits, including the amount and timing thereof, anticipated by the managements of Company and Parent to be realized from the Transaction;

The Board of Directors

Rockwood Holdings, Inc.

July 14, 2014

(v)	Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the businesses of Company and Parent, respectively;

(vi)	Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally relevant in evaluating the businesses of Company and Parent, respectively;

(vii)	Reviewed historical stock prices and trading volumes of Company Common Stock and Parent Common Stock;

(viii)	Reviewed the potential pro forma financial impact of the Transaction on Parent based on the financial forecasts referred to above relating to Company and Parent; and

(ix)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Company or Parent or concerning the solvency or fair value of Company or Parent, and we have not been furnished with any such valuation or appraisal. With respect to the financial forecasts utilized in our analyses, including those related to projected synergies and other benefits as well as costs incurred to realize these synergies anticipated by the managements of Company and Parent to be realized from the Transaction, we have assumed, with the consent of Company, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of Company and Parent, respectively, and such synergies, costs to achieve synergies, and other benefits. We have assumed, with your consent, that the sale of Company’s Titanium Dioxide, Color Pigments, Timber Treatment Chemicals and Gomet businesses to Huntsman Corporation will be consummated in the second half of 2014 resulting in net proceeds of $1 billion to Company, and that Parent’s sale of its antioxidant, ibuprofen and propofol business will be consummated by the end of 2014 resulting in net proceeds of $85 million to Parent. As a result, our analyses of Company and Parent include only continuing operations and do not include those businesses. We assume no responsibility for and express no view as to any such forecasts or the assumptions on which they are based.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the price at which shares of Company Common Stock or Parent Common Stock may trade at any time subsequent to the announcement of the Transaction. In addition, our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which Company might engage or the merits of the underlying decision by Company to engage in the Transaction.

The Board of Directors

Rockwood Holdings, Inc.

July 14, 2014

In rendering our opinion, we have assumed, with the consent of Company, that the Transaction will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms or conditions. Representatives of Company have advised us, and we have assumed, that the Agreement, when executed, will conform to the draft reviewed by us in all material respects. We also have assumed, with the consent of Company, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transaction will not have an adverse effect on Company, Parent or the Transaction. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that Company obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects (other than the Consideration to the extent expressly specified herein) of the Transaction, including, without limitation, the form or structure of the Transaction or any agreements or arrangements entered into in connection with, or contemplated by, the Transaction. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Consideration or otherwise.

Lazard Frères & Co. LLC (“Lazard”) is acting as financial advisor to Company in connection with the Transaction and will receive a fee for such services, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the closing of the Transaction or receipt by Company of a termination fee from Parent. We in the past have provided or currently are providing certain investment banking services to Company for which we have received and may receive compensation, including, during the past two years, having acted as financial advisor to Company in connection with the sale of CeramTec GmbH to Cinven in 2013, the sale of its clay-based additives business to Altana in 2013, the pending sale of Company’s Titanium Dioxide, Color Pigments, Timber Treatment Chemicals and Gomet businesses to Huntsman Corporation, the potential acquisition of Talison Lithium Limited in 2012 and the acquisition of a 49% interest in Talison Lithium Limited in May 2014, and Lazard Capital Markets LLC acted as co-manager of Company’s September 2012 issuance of $1,250 million 4.625% senior notes due 2020. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of Company and Parent for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of Company and Parent and their respective affiliates. The issuance of this opinion was approved by the Opinion Committee of Lazard.

Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of Company (in its capacity as such) and our opinion is rendered to the Board of Directors of Company in connection with its evaluation of the Transaction. Our opinion is not intended to and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the Transaction or any matter relating thereto.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid to holders of Company Common Stock (other than Excluded Holders) in the Transaction is fair, from a financial point of view, to such holders.

The Board of Directors

Rockwood Holdings, Inc.

July 14, 2014

Very truly yours,

LAZARD FRÈRES & CO. LLC

By	/s/ Richard Whitney
Managing Director

ANNEX D

July 14, 2014

The Board of Directors

Rockwood Holdings, Inc.

100 Overlook Center

Princeton, New Jersey 08540

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of Rockwood Holdings, Inc., a Delaware corporation (“Company”), of the Merger Consideration (defined below) to be received by such holders pursuant to the terms and subject to the conditions set forth in an Agreement and Plan of Merger (the “Merger Agreement”) proposed to be entered into among Company, Albemarle Corporation, a Virginia corporation (“Parent”), and Albemarle Holdings Corporation, a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”). As more fully described in the Merger Agreement, (i) Merger Sub will be merged with and into Company (the “Merger”) and (ii) each outstanding share of the common stock, par value $0.01 per share, of Company (“Company Common Stock”), other than shares of Company Common Stock held by holders who are entitled to and properly demand an appraisal of their shares of Company Common Stock and shares of Company Common Stock that are owned, directly or indirectly, by Parent, Company (as treasury shares or otherwise) or Merger Sub (such holders, collectively, “Excluded Holders”), will be converted into the right to receive (i) $50.65 in cash (the “Cash Consideration”) and (ii) 0.4803 of a share of the common stock, par value $0.01 per share, of Parent (“Parent Common Stock”) (such number of shares so issuable, the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”).

In arriving at our opinion, we reviewed a draft dated July 14, 2014 of the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of Company and certain senior officers and other representatives and advisors of Parent concerning the business, operations and prospects of Company and Parent, respectively. We examined certain publicly available business and financial information relating to Company and Parent as well as certain financial forecasts and other information and data relating to Company and Parent which were provided to or discussed with us by the management of Company and Parent, respectively, and certain information relating to potential strategic and operational benefits (including the amount, timing and achievability of potential cost savings) anticipated by the management of Parent to result from the Merger. We reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of Company Common Stock and Parent Common Stock; the historical and projected earnings and other operating data of Company and Parent; and the capitalization and financial condition of Company and Parent. We considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Company and Parent. We also evaluated certain potential pro forma financial effects of the Merger on Parent. We were not requested to approach or hold discussions with any third parties to solicit indications of interest in the possible acquisition of the Company; however, it is our understanding that Lazard Frères & Co. LLC was requested to approach, and held discussions with, selected third parties to solicit indications of interest in the possible acquisition of all or a part of Company. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.

The Board of Directors

Rockwood Holdings, Inc.

July 14, 2014

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the management of Company and Parent that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to financial forecasts and other information and data relating to Company and Parent provided to or otherwise reviewed by or discussed with us, we have been advised by the management of Company and Parent, respectively, that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Company and Parent as to the future financial performance of Company and Parent, respectively. We have assumed, with your consent, that the sale of Company’s Titanium Dioxide, Color Pigments, Timber Treatment Chemicals and Gomet businesses to Huntsman Corporation will be consummated in the second half of 2014 resulting in net proceeds of $1 billion to Company, and that Parent’s sale of its antioxidant, ibuprofen and propofol business will be consummated by the end of 2014 resulting in net proceeds of $85 million to Parent. As a result, our analyses of Company and Parent include only continuing operations and do not include those businesses. We also have been advised and we have assumed, with your consent, that the estimates of the management of Parent as to the potential cost savings anticipated by such management to result from the Merger, including the amount, timing and achievability thereof, have been reasonably prepared and reflect such management’s best currently available estimates and judgments. We further have assumed, with your consent, that the financial results (including, without limitation, potential cost savings) reflected in the financial forecasts and other information and data utilized in our analyses will be realized at the times and in the amounts projected.

We have assumed, with your consent, that the Merger will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Company, Parent or the Merger. Representatives of Company have advised us, and we further have assumed, that the final terms of the Merger Agreement will not vary materially from those set forth in the draft reviewed by us. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Company or Parent nor have we made any physical inspection of the properties or assets of Company or Parent. Our opinion does not address the underlying business decision of Company to effect the Merger, the relative merits of the Merger as compared to any alternative business strategies that might exist for Company or the effect of any other transaction in which Company might engage. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Merger, or any class of such persons, relative to the Merger Consideration. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof.

Citigroup Global Markets Inc. has acted as financial advisor to Company in connection with the proposed Merger and will receive a fee for such services, a substantial portion of which is contingent upon the consummation of the Merger or receipt by Company of a termination fee from Parent. We also will receive a fee in connection with the delivery of this opinion. We and our affiliates in the past have provided services to Company unrelated to the proposed Merger, for which services we and such affiliates have received compensation, including, without limitation, acting as joint book-runner manager on Company’s

D-2

The Board of Directors

Rockwood Holdings, Inc.

July 14, 2014

September 2012 issuance of $1,250 million 4.625% senior secured notes due 2020. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Company and Parent for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Company, Parent and their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Company in its evaluation of the proposed Merger, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed Merger.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Merger Consideration to be paid to the holders of Company Common Stock (other than Excluded Holders) in the Merger is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Citigroup Global Markets Inc.

CITIGROUP GLOBAL MARKETS INC.

D-3

ANNEX E

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

SECTION 262. APPRAISAL RIGHTS

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under §251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

The Virginia Stock Corporation Act (the “VSCA”) permits, and the amended and restated articles of incorporation of Albemarle Corporation (“Albemarle”) require, Albemarle to indemnify its directors and officers in a variety of circumstances, which may include indemnification for liabilities under the Securities Act of 1933 (the “Securities Act”), as amended. Under the VSCA, a Virginia corporation generally is authorized to indemnify its directors and officers in civil and criminal actions if they acted in good faith and believed their conduct to be in or not opposed to the best interests of the corporation and, in the case of criminal actions, had no reasonable cause to believe that the conduct was unlawful. Unless limited by a corporation’s articles of incorporation, the VSCA requires such indemnification when a director or officer entirely prevails in the defense of any proceeding to which he or she was a party because he or she is or was a director or officer of the corporation, and further provides that a corporation may make any other or further indemnity (including indemnity with respect to a proceeding by or in the right of the corporation), and may make additional provision for advances and reimbursement of expenses, if authorized by its articles of incorporation or a shareholder-adopted bylaw or resolution, except an indemnity against willful misconduct or a knowing violation of the criminal law. The VSCA establishes a statutory limit on liability of officers and directors of a corporation for damages assessed against them in a suit brought by or in the right of the corporation or brought by or on behalf of shareholders of the corporation and authorizes a corporation to specify a lower monetary limit on liability (including the elimination of liability for monetary damages) in the corporation’s articles of incorporation or bylaws; however, the liability of an officer or director shall not be limited if such officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law.

Albemarle’s amended and restated articles of incorporation require indemnification of directors and officers with respect to certain liabilities and expenses imposed upon them by reason of having been a director or officer, except in the case of willful misconduct or a knowing violation of the criminal law. In addition, as permitted by the VSCA, Albemarle’s amended and restated articles of incorporation eliminate the liability for monetary damages of a director or officer in a proceeding brought by or in the right of the corporation or its shareholders. This elimination of liability will not apply if the director or officer engaged in willful misconduct or a knowing violation of criminal law or any federal or state securities law. Article 10 of the VSCA is incorporated herein by reference.

Item 21.	Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of July 15, 2014, among Albemarle Corporation, Albemarle Holdings Corporation and Rockwood Holdings, Inc. (filed as Annex A to the joint proxy statement/prospectus which is part of this registration statement and incorporated by reference herein)

5.1	Opinion of Troutman Sanders LLP regarding the legality of the securities being issued

10.1	Credit Agreement, dated as of August 15, 2014, among Albemarle Corporation, as borrower, and certain of the Albemarle Corporation’s subsidiaries that from time to time become parties thereto, as guarantors, the several banks and other financial institutions as may from time to time become parties thereto, and Bank of America, N.A., as Administrative Agent

10.2	Amendment to Credit Agreement, dated as of August 15, 2014, among Albemarle Corporation and Albemarle Global Finance Company SCA, as borrowers, the several banks and other financial institutions as may from time to time become parties thereto, and Bank of America, N.A., as Administrative Agent

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Deloitte & Touche LLP

23.3	Consent of Troutman Sanders LLP (included in Exhibit 5.1)

99.1	Form of Proxy Card of Albemarle Corporation

99.2	Form of Proxy Card of Rockwood Holdings Inc.

99.3	Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated

99.4	Consent of Lazard Frères & Co. LLC

99.5	Consent of Citigroup Global Markets Inc.

99.6	Consent of Douglas L. Maine

99.7	Consent of Alejandro D. Wolff

99.8	Consent of J. Kent Masters

Item 22.	Undertakings

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act to any purchaser: each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)	That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(7)	That every prospectus (i) that is filed pursuant to paragraph (6) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)	To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(9)	To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baton Rouge, State of Louisiana, on August 27, 2014.

ALBEMARLE CORPORATION

By:	/s/ Karen G. Narwold
Karen G. Narwold
Senior Vice President, General Counsel and Corporate Secretary

Each person whose signature appears below constitutes and appoints Karen G. Narwold, his or her true and lawful attorney-in-fact, with full power of substitution, for him or her in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done and hereby ratifying and confirming all that each of said attorney-in-fact, or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Luther C. Kissam IV	President, Chief Executive Officer and Director (Principal Executive Officer)	August 27, 2014
Luther C. Kissam IV

/s/ Jim W. Nokes	Non-Executive Chairman	August 27, 2014
Jim W. Nokes

/s/ William H. Hernandez	Director	August 27, 2014
William H. Hernandez

/s/ Joseph M. Mahady	Director	August 27, 2014
Joseph M. Mahady

/s/ James J. O’Brien	Director	August 27, 2014
James J. O’Brien

/s/ Barry W. Perry	Director	August 27, 2014
Barry W. Perry

/s/ John Sherman Jr.	Director	August 27, 2014
John Sherman Jr.

/s/ Gerald A. Steiner	Director	August 27, 2014
Gerald A. Steiner

/s/ Harriett Tee Taggart	Director	August 27, 2014
Harriett Tee Taggart

/s/ Scott A. Tozier	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	August 27, 2014
Scott A. Tozier

/s/ Donald J LaBauve Jr.	Vice President, Corporate Controller and Chief Accounting Officer (Principal Accounting Officer)	August 27, 2014
Donald J LaBauve Jr.

EXHIBIT INDEX

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of July 15, 2014, among Albemarle Corporation, Albemarle Holdings Corporation and Rockwood Holdings, Inc. (filed as Annex A to the joint proxy statement/prospectus which is part of this registration statement and incorporated by reference herein)

5.1	Opinion of Troutman Sanders LLP regarding the legality of the securities being issued

10.1	Credit Agreement, dated as of August 15, 2014, among Albemarle Corporation, as borrower, and certain of the Albemarle Corporation’s subsidiaries that from time to time become parties thereto, as guarantors, the several banks and other financial institutions as may from time to time become parties thereto, and Bank of America, N.A., as Administrative Agent

10.2	Amendment to Credit Agreement, dated as of August 15, 2014, among Albemarle Corporation and Albemarle Global Finance Company SCA, as borrowers, the several banks and other financial institutions as may from time to time become parties thereto, and Bank of America, N.A., as Administrative Agent

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Deloitte & Touche LLP

23.3	Consent of Troutman Sanders LLP (included in Exhibit 5.1)

99.1	Form of Proxy Card of Albemarle Corporation

99.2	Form of Proxy Card of Rockwood Holdings Inc.

99.3	Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated

99.4	Consent of Lazard Frères & Co. LLC

99.5	Consent of Citigroup Global Markets Inc.

99.6	Consent of Douglas L. Maine

99.7	Consent of Alejandro D. Wolff

99.8	Consent of J. Kent Masters